     As filed with the Securities and Exchange Commission on June 19, 2001
                                                     Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                              PC CONNECTION, INC.
             (Exact name of registrant as specified in its charter)

             Delaware                               5961                            02-0513618
                                                                          (I.R.S. Employer Identification
   (State or other jurisdiction         (Primary Standard Industrial                   No.)
 of incorporation or organization)       Classification Code Number)

                         Route 101A / 730 Milford Road
                         Merrimack, New Hampshire 03054
                                 (603) 423-2000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
                                Patricia Gallup
               Chairman of the Board and Chief Executive Officer
                              PC Connection, Inc.
                          Route 101A, 730 Milford Road
                         Merrimack, New Hampshire 03054
                                 (603) 423-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:

              Mark Chamberlin, Esq.               Jay E. Bothwick, Esq.
     Mintz, Levin, Cohn, Ferris, Glovsky and
                   Popeo, P.C.                      Hale and Dorr LLP
              One Financial Center                   60 State Street
                Boston, MA 02111               Boston, Massachusetts 02109
            Telephone: (617) 542-6000           Telephone: (617) 526-6000
            Facsimile: (617) 542-2241           Facsimile: (617) 526-5000

                                ---------------
   Approximate date of commencement of the proposed sale to the public: At the Effective Time of the Merger of a wholly-owned subsidiary of the Registrant with and into Cyberian Outpost, Inc., which shall occur as soon as practicable after the Effective Date of this Registration Statement and the satisfaction or waiver of all conditions to closing of such Merger.
   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          Amount       Proposed maximum  Proposed maximum      Amount of
 Title of each class of securities         to be        offering price       aggregate       registration
         to be registered              registered(1)     per share(1)    offering price(2)      fee(2)
---------------------------------------------------------------------------------------------------------
 Common Stock, par value $.01 per
  share...........................   1,963,726 shares   Not Applicable      $16,311,595        $4,078.00
---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Based upon the estimated maximum number of shares of the Registrant's
    Common Stock expected to be issued in connection with the merger described herein to holders of shares of common stock of Cyberian Outpost, Inc.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) and (f) of the Securities Act of 1933, as amended, and based upon (i) the average high and low prices for Cyberian Outpost, Inc.'s Common Stock on June 15, 2001 as reported on the Nasdaq National Market and (ii) 31,673,000, which is the estimated maximum number of shares of Cyberian Outpost, Inc.'s Common Stock to be converted into shares of the Registrant's Common Stock pursuant to the Merger.
                                ---------------
   The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   The following will be located on the inside front cover of the proxy statement/prospectus:

                             Additional Information

   This proxy statement/prospectus incorporates important business and financial information about PC Connection from other documents that are not included or delivered with the proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from PC Connection or Cyberian Outpost at the following addresses or by telephone:

PC Connection, Inc.                      Cyberian Outpost, Inc.
Route 101A, 730 Milford Road             23 North Main Street, P.O. Box 636
Merrimack, New Hampshire 03054           Kent, Connecticut 06757
(603) 423-2000                           (860) 927-2050

   If you would like to request any documents, please do so by       , 2001 in
order to receive them before the special meeting.

   See "Where You Can Find More Information" that begins on page 78.

[CYBERIAN OUTPOST LOGO]

                                                                          , 2001

Dear Cyberian Outpost Stockholders:

   On behalf of the Cyberian Outpost board of directors, I am pleased to forward the enclosed proxy statement/prospectus regarding an opportunity for Cyberian Outpost to merge with PC Connection, Inc. We believe the merger will strengthen the combined company's product offerings, competitive position, management depth, customer base and is in the best interests of our stockholders.

   If the merger with PC Connection is approved, your shares of Cyberian Outpost common stock will be exchanged for shares of PC Connection common stock based upon an exchange ratio which will vary depending upon Cyberian Outpost's revenue for the three-month period ending August 31, 2001 and the average closing price of PC Connection's common stock over the ten trading days ending four days prior to closing of the merger. The attached proxy statement/prospectus describes the exchange ratio in detail. PC Connection common stock is traded on the Nasdaq National Market under the trading symbol
"PCCC," and on          , 2001, PC Connection common stock closed at $
per share. Cyberian Outpost common stock is also traded on the Nasdaq National
Market under the trading symbol "COOL," and on      , 2001, Cyberian Outpost
common stock closed at $   per share.

   Before we can merge, those stockholders holding a majority of Cyberian Outpost's outstanding common stock must vote to adopt the merger agreement. This merger proposal will be voted on at a special meeting of Cyberian Outpost
stockholders on      ,           , 2001 at 10:00 a.m. Eastern Time, at
                       . Only those stockholders who hold shares of our common
stock at the close of business on     ,         , 2001 will be entitled to vote
at the special meeting.

   The Cyberian Outpost board of directors has carefully considered the terms and conditions of the merger and agrees that the terms are fair to, and in the best interests of, our stockholders. The board of directors has unanimously approved the merger agreement and merger and recommends that you vote FOR the adoption of the merger agreement.

   This proxy statement/prospectus provides you with detailed information concerning PC Connection, Cyberian Outpost and the merger. Please give all of the information in the proxy statement/prospectus your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" beginning on page 7.

   YOUR VOTE IS VERY IMPORTANT. To vote to adopt the merger agreement, you MUST VOTE FOR the proposal by following the instructions stated on the enclosed proxy card. If you attend the special meeting, you may vote in person if you wish, even though you have previously returned your proxy.

   Whether or not you plan to attend the special meeting, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN YOUR PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. If you do not vote at all, it will, in effect, count as a vote against the proposal.

   On behalf of the Cyberian Outpost board of directors, I thank you for your support and urge you to VOTE FOR adoption of the merger agreement between Cyberian Outpost, Inc. and PC Connection, Inc.

                                          Sincerely,


                                          Darryl Peck
                                          President and
                                          Chief Executive Officer

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SHARES OF PC CONNECTION COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY
 STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This proxy statement/prospectus is dated         , 2001, and was first
 mailed to Cyberian Outpost stockholders on or about          , 2001.

[CYBERIAN OUTPOST LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                     TO BE HELD        ,            , 2001

To the Stockholders of Cyberian Outpost, Inc.:

   We will hold a special meeting of stockholders of Cyberian Outpost, Inc. at
10:00 a.m. Eastern Time, on      ,         , 2001 at
                                                   , for the following
purposes:

   1. To consider and vote on a proposal to approve and adopt the merger agreement, dated May 29, 2001, by and between PC Connection, Inc. and Cyberian Outpost, Inc. Under the merger agreement, each outstanding share of Cyberian Outpost common stock will be converted into the right to receive shares of PC Connection common stock based upon an exchange ratio, as more fully described in the proxy statement/prospectus attached to this notice.

   2. To transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

   We describe these items of business more fully in the proxy statement/prospectus attached to this notice. Please give all of the information in the proxy statement/prospectus your careful attention.

   Only stockholders of record of Cyberian Outpost common stock at the close of
business on        ,          , 2001 are entitled to notice of, and will be
entitled to vote at, the special meeting or any adjournment or postponement thereof. Adoption of the merger agreement will require the affirmative vote of the holders of Cyberian Outpost common stock representing a majority of the outstanding shares of Cyberian Outpost common stock entitled to vote at the special meeting.

   To assure that your shares are represented at the special meeting, you are urged to complete, date, sign and promptly return your proxy card in the enclosed postage-paid envelope whether or not you plan to attend the special meeting in person. All shares represented by properly executed proxies will be voted in accordance with the specification on the proxy card. If no such specifications are made, proxies will be voted FOR adoption of the merger agreement. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it has been voted at the special meeting. Any stockholder attending the special meeting may vote in person even if the stockholder has returned a proxy.

                                             By Order of the Board of
                                          Directors

                                             Christopher Walls
                                             Secretary

Kent, Connecticut
    , 2001

QUESTIONS AND ANSWERS ABOUT THE CYBERIAN OUTPOST/PC CONNECTION MERGER

Q:What will I receive in the merger?

A: If the merger is completed, you will receive shares of PC Connection common stock in exchange for shares of Cyberian Outpost common stock you own. The number of shares you receive will be based upon an exchange ratio. This exchange ratio will vary depending upon Cyberian Outpost's revenue for the three-month period ending August 31, 2001 and the average closing price of PC Connection's common stock over the ten trading days ending four days prior to closing of the merger. The exchange ratio is discussed in detail on pages 24 and 25 of this proxy statement/prospectus. PC Connection common stock is traded on the Nasdaq National Market under the trading symbol
   "PCCC," and on         , 2001, PC Connection common stock closed at $
   per share. Because the exchange ratio will vary and the market price of PC Connection common stock is subject to fluctuation, the market value of the shares of PC Connection common stock that you will receive in the merger may increase or decrease prior to and following the merger. We urge you to obtain current market quotations for PC Connection common stock.

Q:When will the merger be completed?

A: We hope to complete the merger by the end of October 2001, provided stockholders holding a majority of Cyberian Outpost's outstanding common stock vote to adopt the merger agreement and all other conditions to closing are satisfied or waived.

Q:Should I send in my stock certificates now?

A: No. After we complete the merger, PC Connection will send instructions to you explaining how to exchange your shares of Cyberian Outpost common stock for the appropriate number of shares of PC Connection common stock.

Q:How do I vote?

A: Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. If your shares are held in "street name" by your broker, your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted at the special meeting and it will have the same effect as voting against adoption of the merger agreement.

Q: What if I do not vote?

A: Because the adoption of the merger agreement will require the affirmative vote of the holders of a majority of the outstanding shares of Cyberian Outpost common stock, if you fail to respond or you respond and abstain from voting, it will have the same effect as a vote against adoption of the merger agreement. If you respond by returning a properly executed proxy card without instructions, your shares will be voted FOR adoption of the merger agreement.

Q:How can I change my vote after I have mailed my proxy?

A: If you are a holder of record, you may change your vote by delivering a signed notice of revocation or a subsequently dated, signed proxy card to Cyberian Outpost's corporate secretary before the stockholder meeting, or by attending the stockholder meeting and voting in person. If your shares are held in "street name" by your broker, you must follow the directions received from your broker to change your vote.

Q:Who can I call with questions?

A: If you have any questions about the merger, please call Cyberian Outpost
   Investor Relations at (860) 927-2050.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS................................   1
RISK FACTORS.............................................................   7
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS........................  11
MARKET PRICE AND DIVIDEND INFORMATION....................................  12
THE SPECIAL MEETING......................................................  14
 Proxy Statement/Prospectus..............................................  14
 Date, Time and Place of the Special Meeting.............................  14
 Matters to be Considered at the Special Meeting.........................  14
 Record Date and Shares Entitled to Vote.................................  14
 Voting of Proxies.......................................................  14
 Vote Required...........................................................  14
 Quorum; Abstentions and Broker Non-Votes................................  15
 Solicitation of Proxies.................................................  15
 No Appraisal Rights.....................................................  15
 Board Recommendation....................................................  15
THE MERGER AND RELATED TRANSACTIONS......................................  16
 Background of the Merger................................................  16
 Reasons for the Merger..................................................  18
 Recommendation of Cyberian Outpost's Board of Directors.................  19
 Opinion of Dain Rauscher Wessels, Financial Advisor to Cyberian
  Outpost................................................................  20
 Completion and Effectiveness of the Merger..............................  23
 Structure of the Merger and Conversion of Cyberian Outpost Common
  Stock..................................................................  23
 Exchange of Cyberian Outpost Stock Certificates for PC Connection Stock
  Certificates...........................................................  25
 Treatment of Cyberian Outpost Stock Option Plans........................  26
 Other Provisions of the Merger Agreement................................  26
 Related Agreements......................................................  31
 Operations Following the Merger.........................................  34
 Indemnification and Insurance...........................................  34
 Interests of Cyberian Outpost Directors, Officers and Affiliates in the
  Merger.................................................................  35
 U.S. Federal Income Tax Considerations..................................  35
 Accounting Treatment....................................................  36
 Regulatory Filings and Approvals Required to Complete the Merger........  37
 No Dissenters' or Appraisal Rights......................................  37
 Restrictions on Sale of Shares by Affiliates of Cyberian Outpost and PC
  Connection.............................................................  37
SELECTED FINANCIAL DATA..................................................  38
UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION.............  42
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS OF CYBERIAN OUTPOST.......................................  50
BUSINESS OF CYBERIAN OUTPOST.............................................  58
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT OF
 CYBERIAN OUTPOST........................................................  69
COMPARISON OF RIGHTS OF STOCKHOLDERS OF CYBERIAN OUTPOST AND
 PC CONNECTION...........................................................  71
 Director Nominations and Stockholder Proposals..........................  71
 Amendment to Governing Documents........................................  71
 Cumulative Voting.......................................................  72

                                                                          Page
                                                                          ----
 Appraisal Rights........................................................  72
 Stockholder Consent in Lieu of Meeting..................................  73
 Fiduciary Duties of Directors...........................................  73
 Indemnification.........................................................  73
 Director Liability......................................................  74
 Anti-Takeover Provisions and Interested Stockholder Transactions........  74
 Advance Notice of Meeting...............................................  75
 Inspection of Books and Records.........................................  75
 Size of the Board of Directors..........................................  75
 Removal of Directors....................................................  76
 Transactions Involving Directors........................................  76
 Filling Vacancies on the Board of Directors.............................  76
EXPERTS..................................................................  77
LEGAL MATTERS............................................................  77
WHERE YOU CAN FIND MORE INFORMATION......................................  78
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........................  79
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND CONSOLIDATED FINANCIAL
 STATEMENT SCHEDULE OF CYBERIAN OUTPOST.................................. F-1
APPENDICES:
Appendix A -- Merger Agreement........................................... A-1
Appendix B -- Stock Warrant Agreement.................................... B-1
Appendix C -- Form of Irrevocable Proxy.................................. C-1
Appendix D -- Credit and Supply Agreement................................ D-1
Appendix E -- Security Agreement......................................... E-1
Appendix F -- Opinion of Dain Rauscher Wessels........................... F-1

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

   This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the appendices, and the other documents we refer to for a more complete understanding of the merger. In addition, we incorporate by reference important business and financial information about PC Connection into this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 78 of this proxy statement/prospectus.

The Companies

CYBERIAN OUTPOST, INC.
23 North Main Street, P.O. Box 636
Kent, Connecticut 06757
www.outpost.com
(860) 927-2050

   Cyberian Outpost is a global Internet-only retailer featuring over 175,000 consumer technology and related products for the home and office. Cyberian Outpost's online website at www.Outpost.com provides one-stop shopping for domestic and international customers, 24 hours a day, seven days a week. The website features computers and accessories, software, consumer electronics, cameras, and other high end consumer products. Cyberian Outpost is an authorized Internet reseller for most leading manufacturers, including IBM, Apple, Compaq, Sony, Hewlett Packard, Acer and Toshiba. Cyberian Outpost also sells software for leading publishers, including Microsoft, Symantec, Adobe, Apple Software and Intuit. Additionally, Cyberian Outpost offers downloadable software and online licensing. Cyberian Outpost also provides eBusiness services that offer end-to-end e-commerce solutions for a variety of partners. These services include Web site design and hosting, product merchandising, and order processing and fulfillment. Current eBusiness services clients include leading retailers Brookstone, Inc. and Tweeter Home Entertainment Group, Inc.

PC CONNECTION, INC.
Route 101A, 730 Milford Road
Merrimack, New Hampshire 03054
(603) 423-2000

   PC Connection is a direct marketer of information technology products and solutions, including brand-name personal computers and related peripherals, software, accessories and networking products. PC Connection markets its products principally to small and medium-sized businesses comprised of 20 to 1,000 employees. PC Connection also markets its products to larger businesses, governmental and educational organizations and consumers. PC Connection sells its products through a combination of targeted direct mail catalogs, outbound telemarketing, its Internet web site and advertisements on the Internet and in selected computer magazines. PC Connection offers a broad selection of approximately 100,000 products targeted for business use at competitive prices, including products from Compaq, Hewlett-Packard, Toshiba, IBM, Microsoft, Sony, EMC, Canon, Iomega and Apple. Net sales of Microsoft Windows or MS-DOS based personal computers, or PCs, and compatible products were approximately 90% of net sales in 2000. PC Connection's most frequently ordered products are carried in inventory and are typically shipped to customers the same day that the order is received.

Structure of the Merger and Conversion of Cyberian Outpost Common Stock (see pages 23 to 25)

   Cyberian Outpost and PC Connection have entered into a merger agreement that provides for the merger of Cyberian Outpost with a merger subsidiary of PC Connection. Following the merger, Cyberian Outpost will continue its operations as a wholly-owned subsidiary of PC Connection and stockholders of Cyberian Outpost will become stockholders of PC Connection. Each share of Cyberian Outpost common stock will be exchanged for shares of PC Connection common stock based upon an exchange ratio that will vary depending upon Cyberian Outpost's revenue for the three-month period ending August 31, 2001 and the average closing price of PC Connection's common stock for the ten trading days ending on the four days prior to closing. The exchange ratio is discussed in more detail on pages 24 and 25 of this proxy statement/prospectus. We urge you to read the merger agreement, which is included in this proxy statement/prospectus as Appendix A.

Vote Required for Stockholder Approval (see pages 14 and 15)

   The holders of a majority of the outstanding shares of Cyberian Outpost common stock must adopt the merger agreement. PC Connection stockholders are not required to adopt the merger agreement and will not vote on the merger. As of the record date, Cyberian Outpost's directors, executive officers and their
affiliates owned approximately   % of the outstanding shares of Cyberian
Outpost common stock.

   You are entitled to cast one vote per share of Cyberian Outpost common stock
you owned as of         , 2001, the record date.

Recommendation of Cyberian Outpost's Board of Directors (see page 19)

   After careful consideration, Cyberian Outpost's board of directors has unanimously approved the merger agreement and determined that the merger is advisable and in the best interest of Cyberian Outpost and its stockholders and recommends that Cyberian Outpost stockholders vote FOR adoption of the merger agreement.

Opinion of Cyberian Outpost's Financial Advisor (see page 20)

   In deciding to approve the merger agreement, Cyberian Outpost's board of directors considered the opinion of Dain Rauscher Wessels, Cyberian Outpost's financial advisor, that, as of the date of the opinion and based on the procedures followed, factors considered and assumptions made by Dain Rauscher Wessels, and subject to the limitations set forth in the opinion, including Cyberian Outpost's immediate need for capital to pay its current obligations and continue as a going concern, the exchange ratio in the merger agreement was fair to the stockholders of Cyberian Outpost from a financial point of view under the circumstances. The complete opinion of Dain Rauscher Wessels is contained in full as Appendix F.

Conditions to Completion of the Merger (see pages 29 and 30)

   PC Connection's and Cyberian Outpost's respective obligations to complete the merger are subject to the prior satisfaction or waiver of a number of conditions. If either PC Connection or Cyberian Outpost waives any conditions, Cyberian Outpost will consider the facts and circumstances at that time and make a determination as to whether a resolicitation of proxies from Cyberian Outpost stockholders is appropriate. The following conditions, among others, must be satisfied or waived before completion of the merger:

  .the merger agreement must be adopted by Cyberian Outpost stockholders;

  . Cyberian Outpost must obtain consents from other parties to some of its material contracts;

  . Cyberian Outpost's gross margin percentage of net sales must remain within 350 basis points of the average gross margin percentage of net sales for the 90-day period beginning on March 1, 2001;

  . Cyberian Outpost's operating expenses as a percentage of net sales must remain generally consistent with the average operating expenses as a percentage of net sales for the 90-day period beginning on March 1, 2001;

  . Cyberian Outpost's tangible net worth must be at least $14.0 million on August 31, 2001;

  . Cyberian Outpost must terminate at least 95% of all outstanding options granted under its existing stock option plans, which will require the consent from some holders of options;

  . Cyberian Outpost must provide PC Connection with evidence that it has terminated the operations of its Indian subsidiary and that such termination will not cost Cyberian Outpost or PC Connection more than $50,000;

  . Cyberian Outpost must demonstrate to PC Connection's satisfaction that it owns and has the right to use and register the trademarks
     "Outpost.com" and "Outpost";

  . prior to the earlier of the closing or September 7, 2001, Cyberian Outpost must file all appropriate claims against escrow agreements executed in connection with its acquisition of CMPExpress.com;

  . each of Cyberian Outpost's key stockholders and officers must deliver a general release to PC Connection;

  . neither PC Connection nor Cyberian Outpost must have experienced a material adverse change to its business; and

  . Darryl Peck, the current President and Chief Executive Officer of Cyberian Outpost, must enter into a non-competition/non-disclosure agreement with PC Connection.

Termination of the Merger Agreement (see page 30)

   The merger agreement may be terminated before the completion of the merger by the mutual consent of both parties or by either PC Connection or Cyberian Outpost if:

  . the merger is not completed, without the fault of the terminating party, by October 31, 2001;

  . ninety days after any request or application for approval from a regulatory agency has been denied, without the fault of the terminating party, unless a petition for a rehearing or an amended application is filed with the appropriate regulatory agency;

  . the Cyberian Outpost stockholders do not adopt the merger agreement at the special meeting; or

  . the other party materially breaches a representation or warranty in the merger agreement or fails to comply in any material way with any covenants or agreements in the merger agreement or, in the case of Cyberian Outpost, it breaches the credit and supply agreement.

   Cyberian Outpost may terminate the merger agreement if the average closing price of PC Connection's common stock over the ten trading days ending four days prior to closing is less than $10.125, except that Cyberian Outpost may not so elect if PC Connection increases the number of shares it issues in the merger so that the total shares delivered by PC Connection have the same monetary value as if PC Connection's common stock traded at $10.125 per share.

   Cyberian Outpost has agreed to repurchase a warrant it granted to PC Connection for a price between $1.0 million and $1.5 million if the merger agreement is terminated in certain circumstances as described below. PC Connection has agreed to pay Cyberian Outpost a fee of $1.0 million as liquidated damages if the merger agreement is terminated because PC Connection has intentionally breached any of its representations or warranties or intentionally failed to comply with any of its covenants or agreements in the merger agreement.

Cyberian Outpost Has Entered into a Stock Warrant Agreement That May Discourage Third Parties That May Be Interested in Acquiring a Stake in Cyberian Outpost (see pages 33 and 34)

   Cyberian Outpost issued a warrant that gives PC Connection the right to buy from Cyberian Outpost up to 6,305,722 shares of Cyberian Outpost common stock, which represented approximately 19.9% of the shares of Cyberian Outpost common stock outstanding on May 29, 2001, or approximately 16.6% after issuance of the shares of Cyberian Outpost common stock subject to the warrant. The exercise price of the warrant is $0.51 per share.

   PC Connection required Cyberian Outpost to grant the warrant as a prerequisite to entering into the merger agreement. The warrant may discourage third parties who are interested in acquiring a significant stake in Cyberian Outpost and is intended by PC Connection to increase the likelihood that the merger will be completed.

   PC Connection cannot exercise the warrant unless one of the following triggering events occurs:

  . Cyberian Outpost enters into an agreement to be acquired by a third party;

  . Cyberian Outpost's board of directors withdraws, modifies, fails to reaffirm or publicly announces its intent to withdraw or modify its recommendation to Cyberian Outpost's stockholders to vote for the merger agreement;

  . Cyberian Outpost's board of directors recommends that its stockholders vote for or accept an acquisition transaction with another party or has failed to publicly oppose an acquisition transaction with another party;

  . Cyberian Outpost's stockholders do not adopt the merger agreement following a proposal by a third party to acquire Cyberian Outpost; or

  . a third party acquires beneficial ownership of 20% or more of Cyberian Outpost's outstanding common stock.

   If any of the above triggering events occur, PC Connection may exercise the warrant. If a merger, consolidation, acquisition of 50% or more of its common stock or similar transaction involving Cyberian Outpost occurs, then PC Connection may require Cyberian Outpost to repurchase the warrant for a price between $1.0 million and $1.5 million.

   We urge you to read the stock warrant agreement contained in full as Appendix B.

In connection with the Merger, PC Connection Extended Lines of Credit to Cyberian Outpost in the Aggregate Principal Amount of $8.0 million and Obtained a Security Interest in Cyberian Outpost's Assets (see pages 31 to 33).

   In connection with the execution of the merger agreement, Merrimack Services Corporation, a subsidiary of PC Connection, entered into a credit and supply agreement with Cyberian Outpost. Under the terms of the credit and supply agreement, Merrimack Services has agreed, in its discretion, to provide Cyberian Outpost with working capital loans not to exceed in the aggregate a principal amount of $3.0 million. In addition, Merrimack Services has agreed to make inventory items available to Cyberian Outpost on seven day credit for sale to Cyberian Outpost's customers. The inventory line of credit's outstanding balance shall not exceed $5.0 million in the aggregate at any time.

   Merrimack Services has also entered into a security agreement with Cyberian Outpost. Under the terms of the security agreement, Cyberian Outpost granted Merrimack Services a security interest in substantially all of its present and future assets to secure payment and performance of all of Cyberian Outpost's obligations to Merrimack Services under the credit and supply agreement.

No Other Takeover Negotiations Involving Cyberian Outpost (see pages 28 to 29)

   Until the merger is completed or the merger agreement is terminated, Cyberian Outpost has agreed not to directly or indirectly solicit, initiate or encourage any takeover proposal. Cyberian Outpost has also agreed not to recommend or endorse any takeover proposal, participate in any negotiations regarding a takeover proposal, or furnish information, facilitate or cooperate with any person with respect to a takeover proposal, unless legally required in the discharge of the fiduciary duties of Cyberian Outpost's board of directors.

   Cyberian Outpost has agreed to provide PC Connection with detailed information about any takeover proposal it receives.

   A takeover proposal is a proposal or offer relating to any business combination with Cyberian Outpost, or any acquisition or purchase of any of Cyberian Outpost's equity interests or material portion of its assets.

Stockholders Holding Approximately   % of Cyberian Outpost's Common Stock Have
Executed Irrevocable Proxies Allowing PC Connection to Vote Their Shares in Favor of the Merger (see page 33)

   In connection with the execution of the merger agreement, Cyberian Outpost's directors and some officers, who are also stockholders of Cyberian Outpost, have executed irrevocable proxies which enable PC Connection to vote their shares to adopt the merger agreement. These Cyberian Outpost stockholders were not paid additional consideration in connection with the irrevocable proxies.

   The shares of Cyberian Outpost common stock subject to the irrevocable
proxies collectively represent approximately   % of the outstanding Cyberian
Outpost common stock as of          , 2001, the record date.

   We urge you to read the form of irrevocable proxy contained in full as Appendix C.

Interests of Cyberian Outpost's Directors, Officers and Affiliates in the Merger (see page 35)

   When considering the recommendation of the Cyberian Outpost board of directors, you should be aware that Cyberian Outpost's directors and some officers have interests in the merger that are different from, or in addition to, yours. These interests include the following:

  . PC Connection will honor existing employment agreements with Cyberian Outpost's officers and other key employees;

  . PC Connection will continue to maintain Cyberian Outpost's employee benefit plans until such time as Cyberian Outpost employees are eligible to enroll in PC Connection employee benefit plans;

  . Darryl Peck, the current President and Chief Executive Officer of Cyberian Outpost, will receive $250,000 if he remains as President of Cyberian Outpost through the consummation of the merger and will receive an additional payment of $100,000 plus reimbursement of health insurance premiums for one year if he is not retained by PC Connection following the merger;

  . PC Connection intends to grant Cyberian Outpost's employees stock options to purchase shares of PC Connection common stock in amounts and on terms generally consistent with those granted to PC Connection's similarly situated employees;

  . the directors and officers of Cyberian Outpost will continue to be covered by director and officer liability insurance for six years after the merger, protecting them against liabilities and claims resulting from their service as directors and officers of Cyberian Outpost before the merger; and

  . PC Connection has confirmed that Cyberian Outpost's charter and bylaw provisions relating to director and officer indemnification will not be extinguished by the merger.

   Cyberian Outpost's directors and some officers have delivered irrevocable proxies allowing PC Connection to vote their shares to adopt the merger agreement.

U.S. Federal Income Tax Consequences of the Merger (see pages 35 to 36)

   We have structured the merger so that, in general, Cyberian Outpost stockholders will not recognize gain or loss for United States federal income tax purposes in the merger, except for taxes payable because of cash received by Cyberian Outpost stockholders instead of fractional shares. It is a condition to the merger that both PC Connection and Cyberian Outpost receive a legal opinion from counsel to PC Connection to the effect that the merger constitutes a reorganization within the meaning of the Internal Revenue Code.

Accounting Treatment of the Merger (see page 36)

   We intend to account for the merger under the purchase method of accounting.

Restrictions on the Ability to Sell PC Connection Stock (see page 37)

   All shares of PC Connection common stock received by you in connection with the merger will be freely transferable unless you are considered an "affiliate" of either Cyberian Outpost or PC Connection for purposes of the Securities Act of 1933. Shares of PC Connection common stock held by these affiliates may only be sold pursuant to a registration statement or exemption under the Securities Act.

You Do Not Have Dissenters' or Appraisal Rights (see page 37)

   Under Delaware law, you are not entitled to dissenters' or appraisal rights in the merger.

Forward-Looking Statements in This Proxy Statement/Prospectus

   This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to Cyberian Outpost's and PC Connection's financial condition, results of operations and business and on the expected impact of the merger on PC Connection's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" on page 7 of this proxy statement/prospectus.

                                 RISK FACTORS

   By voting to adopt the merger agreement, you will be choosing to invest in PC Connection common stock. An investment in PC Connection common stock involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote to adopt the merger agreement.

Risks Related to the Merger

The number of shares of PC Connection common stock you will receive in exchange for your shares of Cyberian Outpost common stock will vary depending upon Cyberian Outpost's revenue and changes in market value of PC Connection common stock.

   Upon completion of the merger, each share of Cyberian Outpost common stock will be exchanged for shares of PC Connection common stock based upon an exchange ratio that will vary depending upon Cyberian Outpost's revenue for the three-month period ending August 31, 2001 and the average closing price of PC Connection's common stock for the ten trading days ending on the fourth day prior to closing. Cyberian Outpost's revenues will in turn be dependent upon a number of factors, many of which are beyond Cyberian Outpost's control, including general market conditions with respect to consumer spending and pricing of inventory by Cyberian Outpost's suppliers. Accordingly, no assurance can be given as to the level of revenues that Cyberian Outpost will achieve during such period. Moreover, the share price of PC Connection common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. No prediction can be made as to the market price of PC Connection common stock at the completion of the merger or as to the market price of PC Connection common stock after the completion of the merger.

The merger is subject to Cyberian Outpost meeting financial and other conditions, several of which relate to factors beyond its control.

   As a condition to consummating the merger, Cyberian Outpost has agreed to several conditions, including:

  . Cyberian Outpost must not have experienced a material adverse change to its business;

  . Cyberian Outpost must obtain consents from other parties to some of its material contracts;

  . Cyberian Outpost's gross margin percentage of net sales must remain within 350 basis points of the average gross margin percentage of net sales for the 90 day period beginning March 1, 2001;

  . Cyberian Outpost's operating expenses as a percentage of net sales must remain generally consistent with the average operating expenses as a percentage of net sales for the 90 day period beginning March 1, 2001;

  . Cyberian Outpost's tangible net worth must be at least $14 million on August 31, 2001;

  . Cyberian Outpost must demonstrate that it owns and it has the right to use and register the trademark "Outpost.com" and "Outpost"; and

  . Cyberian Outpost must terminate at least 95% of all outstanding options granted under its existing stock option plans, which will require the consent from some holders of options.

   To the extent that these conditions depend on the consent of third parties, general economic conditions affecting sales and purchases by Cyberian Outpost and business practices of other entities, all of which are factors outside of Cyberian Outpost's control, no assurances can be made that such conditions will be satisfied. If Cyberian Outpost does not satisfy these conditions, the merger will not be consummated unless PC Connection waives such conditions to closing. PC Connection is under no obligation to waive any condition to closing.

Although PC Connection and Cyberian Outpost expect that the merger will result in benefits, those benefits may not be realized.

   PC Connection and Cyberian Outpost entered into the merger agreement with the expectation that the merger will result in benefits, including:

  . the combination of two well-known brands in the marketing of technology products which we believe will result in increased marketing opportunities;

  . economies of scale in purchasing which we believe will result in improved product gross margins and reductions in certain operating expenses; and

  . other operating cost savings resulting from the consolidation of certain functions including distribution centers.

   Achieving the benefits of the merger will depend in part on the integration of the technology, operations and personnel of the two companies in a timely and efficient manner so as to minimize the risk that the merger will result in the loss of customers or key employees or the continued diversion of the attention of management.

   In addition, the combined entity may not fully increase efficiencies from the transaction. For example, many of Cyberian Outpost's customers may already be customers of PC Connection. If that were the case, PC Connection would not achieve the intended benefits of Cyberian Outpost's large customer base. We cannot assure you that any of the intended benefits will be realized.

Cyberian Outpost officers and directors have conflicts of interest that may influence them to support or approve the merger.

   When considering the recommendation of the Cyberian Outpost board of directors, you should be aware that Cyberian Outpost directors and some officers have interests in the merger that are different from, or in addition to, yours. These interests include the following:

  . PC Connection will honor existing employment agreements with Cyberian Outpost's officers and other key employees;

  . PC Connection will continue to maintain Cyberian Outpost's employee benefit plans until such time as Cyberian Outpost employees are eligible to enroll in PC Connection employee benefit plans;

  . Darryl Peck, the current President and Chief Executive Officer of Cyberian Outpost, will receive $250,000 if he remains as President of Cyberian Outpost through the consummation of the merger and will receive an additional payment of $100,000 plus reimbursement of health insurance premiums for one year if he is not retained by PC Connection following the merger; and

  . PC Connection intends to grant Cyberian Outpost's employees stock options to purchase shares of PC Connection common stock in amounts and on terms generally consistent with those granted to PC Connection's similarly situated employees.

   Furthermore, PC Connection has agreed to continue to maintain Cyberian Outpost's current director and officer liability insurance for six years after the merger, protecting Cyberian Outpost's directors and officers from liabilities and claims due to their service as directors and officers of Cyberian Outpost before the merger. PC Connection has also confirmed that Cyberian Outpost's charter or bylaw provisions relating to director and officer indemnification will not be extinguished by the merger.

   As a result, these directors and officers could be more likely to vote to adopt the merger agreement than if they did not hold these interests. Cyberian Outpost's directors and some officers have delivered irrevocable proxies allowing PC Connection to vote their shares to adopt the merger agreement. Cyberian Outpost stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

Risks Related to PC Connection

   In addition to the risks discussed above, PC Connection is subject to its own specific risks relating to its business model, strategies, markets and legal and regulatory environment. For a detailed discussion of these risks, please see the risk factors included in PC Connection's reports filed with the Commission under the Securities Exchange Act of 1934, which reports are incorporated by reference into this proxy statement/ prospectus. See "Incorporation of Certain Documents by Reference" beginning on page 79.

Risks Related to Cyberian Outpost

If the merger is not completed, Cyberian Outpost may not be able to continue as a going concern.

   As of April 30, 2001, Cyberian Outpost had cash and cash equivalents of approximately $4.7 million, which it believed would last until approximately August 2001. Also at such time Cyberian Outpost had an outstanding balance of trade debt of $16.7 million, of which $3.1 million was subsequently paid as of May 31, 2001. Upon entering into the merger agreement PC Connection agreed to extend to Cyberian Outpost a $3.0 million working capital line and $5.0 million inventory line of credit. Cyberian Outpost believes it will continue to incur substantial operating losses in the near term. As a result of the $3.0 million working capital line and $5.0 million inventory line of credit with PC Connection, Cyberian Outpost received sufficient cash to continue operating in the near term. In addition, PC Connection has agreed to pay all past due amounts to Cyberian Outpost's vendors and creditors upon completion of the merger. However, if the merger is not completed, Cyberian Outpost will face significant merger related expenses as well as the trade debt, capital and financial challenges it faced prior to entering into the merger agreement. In addition, if the merger agreement is terminated, other than by reason of the breach of a representation or warranty or the failure to perform under the merger agreement by PC Connection, or Cyberian Outpost defaults under the credit and supply agreement, all amounts outstanding under these lines of credit will become due and payable. In the event that the merger is not completed, Cyberian Outpost's cash, cash equivalents and cash generated from operations may not meet its near-term cash needs, including repayment of outstanding trade debt and the credit lines with PC Connection. Accordingly, if the merger is not completed, Cyberian Outpost will require an almost immediate additional and substantial capital infusion to continue its operations. If the merger is not completed, and Cyberian Outpost does not complete a strategic transaction or generate operational profits sufficient to meet its cash needs, there is significant doubt that it will be able to continue as a going concern. In addition, Cyberian Outpost received a report from its independent auditors for the year ended February 28, 2001 containing an explanatory paragraph stating that Cyberian Outpost's recurring losses from operations and working capital deficiencies raise substantial doubt about Cyberian Outpost's ability to continue as a going concern.

Cyberian Outpost will suffer significant costs related to the merger even if it is not completed.

   Under some circumstances, Cyberian Outpost might have to pay up to $1.5 million to repurchase the warrant issued to PC Connection under the stock warrant agreement. Costs related to the merger, such as legal and accounting fees and a portion of the financial advisor fees, must be paid even if the merger is not completed. Cyberian Outpost will be responsible for paying back amounts it has borrowed under the $3.0 million working capital line and $5.0 million inventory line of credit with PC Connection. These factors increase the probability that if the merger is not completed, Cyberian Outpost will be unable to continue as a going concern.

Cyberian Outpost's financial difficulties may cause its customers and vendors not to do business with it.

   Due to concerns regarding Cyberian Outpost's financial condition, its customers may be concerned about its ability to fulfill orders on time or at all and may therefore decide not to conduct business with Cyberian Outpost. Financial concerns may also cause vendors to decide not to conduct business with Cyberian Outpost, or conduct business with Cyberian Outpost on terms that are less favorable than they usually offer. Prior to the signing of the merger agreement, Cyberian Outpost was delinquent in paying incurred trade and other debt with vendors and other business partners. Cyberian Outpost made interim partial payments, but had not reached agreement with its creditors on the remaining outstanding balances. This caused general dissatisfaction among Cyberian Outpost's vendors, and resulted in Cyberian Outpost having to make new purchases on a cash basis. In the event the merger is not completed and Cyberian Outpost must repay the outstanding balance of trade debt and the credit lines extended by PC Connection, this situation would likely recur, absent Cyberian Outpost finding an alternative funding source. Purchasing inventory on a cash basis would have a significant negative impact on Cyberian Outpost's sales and operating margins in the future. Also, uncertainties regarding the merger and/or the combined entity may also deter certain vendors and customers from doing business with Cyberian Outpost.

If the merger is not completed, the transaction will have diverted Cyberian Outpost's management, may have affected its stock price, and may have harmed its ability to enter into another deal.

   The diversion of management from day-to-day business, and the potential to disrupt employees and relationships with customers and vendors during the period before consummation of the merger, may affect the financial and market position of Cyberian Outpost if the merger does not occur. The market price of Cyberian Outpost common stock may decline to the extent that the current market price of such shares reflect a market assumption that the merger will be completed. If Cyberian Outpost seeks another merger or business combination, Cyberian Outpost may not be able to find another party willing to pay an equivalent or more attractive price than that to be paid by PC Connection. In addition, if the merger is not completed Cyberian Outpost stockholders may experience dilution to their stock ownership because the stock warrant granted to PC Connection may become exerciseable.

The common stock of Cyberian Outpost may be delisted from Nasdaq.

   On April 23, 2001, Cyberian Outpost received a notice from the Nasdaq National Market that its common stock had failed to maintain the required minimum closing bid price of $1.00 per share for a period of 30 consecutive trading days. As a result, Nasdaq has provided Cyberian Outpost 90 calendar days, or until July 19, 2001, to regain compliance with this requirement or be delisted from trading. In order to regain compliance, the closing bid price of the common stock must stay above $1.00 for 10 consecutive trading days. If the merger is not completed and Cyberian Outpost is unable to regain compliance with this requirement during this time period, and any appeal to Nasdaq for relief is unsuccessful, Cyberian Outpost's common stock will be delisted from trading by Nasdaq. If this were to happen, trading in the common stock of Cyberian Outpost would decrease substantially, or cease altogether, the market price of the common stock may decline further, potentially to zero, and stockholders may lose some or all of their investment. Furthermore, delisting would inhibit, if not preclude, Cyberian Outpost's ability to raise additional working capital on acceptable terms, if at all. Based on the anticipated closing date of the merger, it may be likely that Cyberian Outpost's common stock will be delisted prior to completion of the merger.

If the merger is not completed, the business of Cyberian Outpost will suffer as a result of the reduction in its workforce.

   On April 13, 2001, Cyberian Outpost implemented a restructuring plan that included the closure of facilities in Tom's River, New Jersey and Bethel, Connecticut, termination of 110 employees, lease terminations, severance payments and other related costs. These reductions have negatively impacted Cyberian Outpost's ability to conduct its business and serve its customers in a manner consistent with its past practice, and if the merger is not completed these reductions would cause its business to suffer even more significantly.

Uncertainties associated with the merger may cause Cyberian Outpost to lose key personnel.

   Current and prospective Cyberian Outpost employees may experience uncertainty about their future as employees of PC Connection. This uncertainty may adversely affect Cyberian Outpost's ability to attract and retain key management, sales and marketing and technical personnel.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to Cyberian Outpost's and PC Connection's financial condition, results of operations and business, and on the expected impact of the merger on PC Connection's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" on page 7 of this proxy statement/prospectus.

                     MARKET PRICE AND DIVIDEND INFORMATION

PC Connection Market Price Data

   PC Connection's common stock is traded on the Nasdaq National Market under the symbol "PCCC." The following table sets forth, for the periods indicated, the range of high and low bid prices for PC Connection's common stock on the Nasdaq National Market. These prices reflect the three-for-two stock split distributed on May 23, 2000.

                                                                   High   Low
                                                                  ------ ------
Fiscal Year Ending December 31, 2001
Quarter Ended:
 March 31........................................................ $20.56 $ 8.13
 Through    .....................................................

Fiscal Year Ended December 31, 2000
Quarter Ended:
 March 31........................................................ $23.33 $14.17
 June 30.........................................................  58.50  17.67
 September 30....................................................  70.25  42.44
 December 31.....................................................  56.38   8.63

Fiscal Year Ended December 31, 1999
Quarter Ended:
 March 31........................................................ $18.08 $ 7.42
 June 30.........................................................  12.67   8.00
 September 30....................................................  11.58   8.00
 December 31.....................................................  23.25   9.11

Cyberian Outpost Market Price Data

   Cyberian Outpost's common stock is traded on the Nasdaq National Market under the symbol "COOL." The following table sets forth, for the periods indicated, the range of high and low bid prices for Cyberian Outpost's common stock, as reported on the Nasdaq National Market.

                                                                   High   Low
                                                                  ------ ------
Fiscal Year Ending February 28, 2002
Quarter Ended:
 May 31, 2001.................................................... $ 1.40 $ 0.13
 Through    .....................................................

Fiscal Year Ended February 28, 2001
Quarter Ended:
 May 31, 2000.................................................... $11.81 $ 3.63
 August 31, 2000.................................................   5.50   3.06
 November 30, 2000...............................................   4.94   1.03
 February 28, 2001...............................................   2.72   0.75

Fiscal Year Ended February 29, 2000
Quarter Ended:
 May 31, 1999.................................................... $27.63 $10.75
 August 31, 1999.................................................  15.00   7.63
 November 30, 1999...............................................  15.94   7.75
 February 29, 2000...............................................  14.25   7.63

Dividend Information

   Neither PC Connection nor Cyberian Outpost has ever paid any cash dividends on its stock, and both anticipate that they will continue to retain any earnings for the foreseeable future for use in the operation of their respective businesses. PC Connection is restricted from paying dividends under its unsecured credit agreement.

Recent Closing Prices

   As of May 29, 2001, the last trading day before announcement of the proposed merger, the closing prices per share of PC Connection common stock and Cyberian Outpost common stock on the Nasdaq National Market were $16.03 and $0.80,
respectively. On          , 2001, the last full trading day before the printing
of this proxy statement/prospectus, the closing prices per share of PC Connection common stock and Cyberian Outpost common stock on the Nasdaq
National Market were $      and $     , respectively.

   The number of shares of PC Connection common stock that holders of Cyberian Outpost common stock will receive in the merger will be based upon an exchange ratio. The exchange ratio will vary depending upon Cyberian Outpost's revenue for the three-month period ending August 31, 2001 and the average closing price of PC Connection's common stock over the ten trading days ending four days prior to closing. The exchange ratio is discussed in detail on pages 24 and 25 of this proxy statement/prospectus. Because the exchange ratio will vary and the market price of PC Connection common stock is subject to fluctuation, the market value of the shares of PC Connection common stock that holders of Cyberian Outpost common stock will receive in the merger may increase or decrease prior to and following the merger. We urge you to obtain current market quotations for PC Connection common stock. No assurance can be given as to the future prices or markets for PC Connection common stock.

Number of Cyberian Outpost Stockholders

   As of the record date, there were approximately     stockholders of record
who held shares of Cyberian Outpost common stock.

                              THE SPECIAL MEETING

Proxy Statement/Prospectus

   This proxy statement/prospectus is furnished in connection with the solicitation of proxies from the holders of Cyberian Outpost common stock by the Cyberian Outpost board of directors for use at a special meeting of Cyberian Outpost stockholders.

   This proxy statement/prospectus is first being furnished to stockholders of
Cyberian Outpost on or about            ,          , 2001.

Date, Time and Place of the Special Meeting

   The special meeting will be held on    ,        , 2001 at 10:00 a.m.,
Eastern Time, at                                   .

Matters to be Considered at the Special Meeting

   At the special meeting and any adjournment or postponement of the special meeting, stockholders of Cyberian Outpost will be asked to consider and vote upon proposals:

  .  to adopt the merger agreement; and

  . to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Record Date and Shares Entitled to Vote

   Cyberian Outpost's board of directors has fixed the close of business on
       ,         , 2001, as the record date for determination of Cyberian
Outpost stockholders entitled to notice of, and to vote at, the special
meeting. As of the close of business on         , 2001, there were
approximately             shares of Cyberian Outpost common stock outstanding
and entitled to vote, held by approximately     stockholders of record of
Cyberian Outpost. Each Cyberian Outpost stockholder is entitled to one vote for each share of Cyberian Outpost common stock held as of the record date.

Voting of Proxies

   You are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Cyberian Outpost. If your shares are held in "street name" by your broker, your broker will vote your shares only if you provide instructions on how to vote. Your broker will provide you directions regarding how to instruct your broker to vote your shares. All properly executed proxies received by Cyberian Outpost prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies. If no direction is made, your proxy will be voted to adopt the merger agreement. Cyberian Outpost's board of directors does not presently intend to bring any other business before the special meeting and, so far as is known to Cyberian Outpost's board of directors, no other matters are to be brought before the special meeting. As to any business that may properly come before the special meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting the proxies. If you are a stockholder of record, you may revoke your proxy at any time prior to its use by delivering to the Secretary of Cyberian Outpost a signed notice of revocation or a subsequently dated, signed proxy, or by attending the special meeting and voting in person. If your shares are held in "street name" by your broker, you must follow the directions received from your broker to revoke your proxy or to vote in person at the special meeting. Attendance at the special meeting does not in itself constitute the revocation of a proxy.

Vote Required

   Delaware General Corporation Law requires the affirmative vote of the holders of a majority of the shares of Cyberian Outpost common stock outstanding and entitled to vote at the special meeting to adopt the merger agreement. The directors and some officers of Cyberian Outpost have delivered irrevocable proxies allowing PC Connection to vote their shares to adopt the merger agreement. These directors and officers together beneficially owned shares of Cyberian Outpost common stock, constituting
approximately   % of the shares of Cyberian Outpost common stock outstanding as of the record date. As of the record date and the date of this proxy statement/prospectus, PC Connection owned no shares of Cyberian Outpost common stock.

Quorum; Abstentions and Broker Non-Votes

   The required quorum for the transaction of business at the special meeting is a majority of the shares of Cyberian Outpost common stock issued and outstanding on the record date. If a quorum is not present in person or represented by proxy, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies.

   Because adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Cyberian Outpost common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against the adoption of the merger agreement. In addition, the failure of a Cyberian Outpost stockholder to return a proxy will have the effect of a vote against the adoption of the merger agreement. The actions proposed in this proxy statement/prospectus are not matters that can be voted on by brokers holding shares for beneficial owners without the owners' specific instructions. A broker non-vote represents shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote on the merger and have not received instructions from the beneficial owners. Accordingly, you are urged to return the enclosed proxy card marked to indicate your vote. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum.

Solicitation of Proxies

   The cost of solicitation of proxies, including expenses in connection with preparing and mailing this proxy statement/prospectus will be borne by Cyberian Outpost. In addition to solicitation by mail, the directors, officers and employees of Cyberian Outpost may solicit proxies from stockholders by telephone, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, Cyberian Outpost will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Cyberian Outpost common stock and to request authority for the exercise of proxies. In these cases, Cyberian Outpost, upon the request of the record holders, will reimburse the record holders for their reasonable expenses. Cyberian Outpost
has retained     to assist in the solicitation of proxies for the special
meeting, at an estimated cost of $    plus reimbursement of expenses.

No Appraisal Rights

   You are not entitled to exercise dissenter's or appraisal rights as a result of the merger or to demand payment for your shares under Delaware law.

Board Recommendation

   The Cyberian Outpost board of directors has unanimously approved the merger agreement and recommends that Cyberian Outpost stockholders vote "FOR" adoption of the merger agreement.

   The matters to be considered at the special meeting are of great importance to the stockholders of Cyberian Outpost. Accordingly, you are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

   Stockholders should not send any stock certificates with their proxy cards.

                      THE MERGER AND RELATED TRANSACTIONS

   This section of the proxy statement/prospectus describes material aspects of the proposed merger, including the merger agreement, the stock warrant agreement and the credit facilities. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to carefully for a more complete understanding of the merger. In addition, we incorporate important business and financial information about PC Connection into this proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" that begins on page 78 of this proxy statement/prospectus.

   The following discussion of the background of the merger and the parties' reasons for the merger and the potential benefits that could result from the merger contains forward-looking statements which involve risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements. The actual results of PC Connection could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" on page 7 of this proxy statement/prospectus and in the documents incorporated by reference in this proxy statement/prospectus.

Background of the Merger

   On February 21, 2001, Cyberian Outpost retained Dain Rauscher Wessels to help it evaluate and pursue strategic plans, including to secure additional equity financing.

   On March 28, 2001, Robert Wilkins, Executive Vice President of PC Connection, called Darryl Peck, in his capacity as Chairman of Cyberian Outpost, to express PC Connection's potential interest in acquiring Cyberian Outpost.

   On April 6, 2001, representatives of Dain Rauscher Wessels contacted Mark Gavin, Chief Financial Officer of PC Connection, to arrange for an initial meeting with Cyberian Outpost. The meeting was scheduled for April 10, 2001, but was subsequently cancelled.

   On April 10, 2001, Darryl Peck contacted Robert Wilkins to discuss the possibility of a meeting to explore joint business opportunities. At that time, Mr. Peck informed Mr. Wilkins that Cyberian Outpost was experiencing difficulty meeting its cash needs and paying creditors on a timely basis. Also on April 10, 2001, the board of directors of Cyberian Outpost held a meeting. At that meeting, management provided an overview of the company's financial situation, including its difficult cash position and its inability to raise equity capital. The board discussed possible paths the company could pursue in light of its financial state, and authorized management to pursue such strategic alternatives for the company.

   On April 11, 2001, members of Cyberian Outpost's management presented Cyberian Outpost's board of directors with a plan of reorganization. Additionally, on April 11, 2001 Mark Gavin and Robert Wilkins contacted Darryl Peck to further explore joint business development opportunities between the companies. They also discussed the respective businesses, products, markets, sales channels and financial results of the companies as well as the financial and credit issues facing Cyberian Outpost.

   On April 12, 2001, Darryl Peck telephoned Mark Gavin and Robert Wilkins and informed them that Cyberian Outpost's board of directors was considering a restructuring plan which addressed alternatives to mitigate Cyberian Outpost's cash needs.

   On April 13, 2001, Cyberian Outpost's board of directors met and appointed Darryl Peck as President and Chief Executive Officer of the company. The board also discussed the manner in which Mr. Peck would implement a restructuring plan. Darryl Peck agreed to meet Mark Gavin and Robert Wilkins, along with Christopher Walls, Cyberian Outpost's Vice President, Corporate Counsel, in Nashua, New Hampshire on April 17, 2001 to discuss conceptually a business combination.

   On April 17, 2001, Darryl Peck, Chris Walls, Mark Gavin and Robert Wilkins met at the Marriott Hotel in Nashua, New Hampshire. At this meeting, they discussed the financial and credit issues facing Cyberian Outpost. Cyberian Outpost's management agreed to allow PC Connection to conduct due diligence.

   Also, on April 17, 2001, management of Cyberian Outpost met with the company's creditors to propose a six-week interim payment plan for past due balances and agreed to reconvene with creditors at the end of six weeks to discuss payment of remaining outstanding balances.

   At a special meeting of the board of directors held on April 17, 2001, the board of directors of Cyberian Outpost authorized management to pursue a sale of Cyberian Outpost, and authorized management to request Dain Rauscher Wessels to evaluate and contact potential candidates for such acquisition. In the following two weeks Dain Rauscher Wessels identified and contacted forty-three potential candidates for an acquisition of Cyberian Outpost, which resulted in twelve candidates entering into nondisclosure agreements in order to conduct due diligence on the company.

   During the week of April 20, 2001 management of Cyberian Outpost began discussions and exchanged preliminary due diligence material with a number of potential acquirers who had executed nondisclosure agreements, including PC Connection. In the ensuing five weeks six companies delivered written or oral indications of interest to Cyberian Outpost, including PC Connection, of which four companies conducted due diligence during such period.

   On April 23, 2001, Mark Gavin and other members of PC Connection's management team conducted financial due diligence of Cyberian Outpost at the Providence, Rhode Island offices of KPMG LLP, Cyberian Outpost's independent accountants.

   On April 24, 2001, Mark Gavin and Susan Woods, PC Connection's Vice President of Strategic Development, contacted Darryl Peck to arrange for a due diligence meeting at Cyberian Outpost's headquarters in Kent, Connecticut.

   Between April 25, 2001 and April 26, 2001, members of PC Connection's management conducted due diligence at Cyberian Outpost.

   On May 1, 2001, Cyberian Outpost's board of directors held a special meeting at which representatives of Dain Rauscher Wessels and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., its legal counsel were present. Management reported that the company's financial condition would be critical by the end of the month. Dain Rauscher Wessels reviewed the potential acquisition candidates contacted and the status of due diligence and discussions with them. The board decided to proceed with discussions with PC Connection and the five other entities which had indicated interest.

   On May 8, 2001, Cyberian Outpost's board of directors held a special meeting at which representatives of Dain Rauscher Wessels and Mintz Levin were present. Management again reported on the company's financial and credit condition. Dain Rauscher Wessels reviewed the status of discussions with the six potential acquirers. Two candidates had indicated they would not proceed further, three had indicated they continued to be interested but were unable to give more definitive indications of interest for a couple of weeks and PC Connection had delivered a written indication of interest and indicated a desire to enter into a definitive agreement by May 18, 2001. Given the company's financial condition, the board determined to proceed with discussions with all potential candidates.

   On May 14, 2001, PC Connection delivered a draft merger agreement to Dain Rauscher Wessels.

   On or about May 15, 2001, representatives of Dain Rauscher Wessels contacted the three other potential acquirers and encouraged them to submit formal acquisition proposals. One candidate verbally indicated a potential valuation below the range indicated by PC Connection, and the other two candidates indicated that they could not move quickly enough to submit a formal indication of interest as of that time.

   On May 15, 2001, Cyberian Outpost's board of directors held a special meeting at which representatives of Dain Rauscher Wessels and Mintz Levin were present. Management reported on the company's financial and credit condition. Mintz Levin reviewed the terms of the draft merger agreement presented by PC Connection and the board's legal fiduciary duties. Representatives of Dain Rauscher Wessels presented financial information on the acquirer candidates. The board authorized management to proceed with discussions with all potential acquirers, and specifically authorized management to engage in negotiations of the merger agreement with PC Connection.

   Between May 15, 2001 and May 29, 2001, members of Cyberian Outpost's and PC Connection's management, together with their respective legal counsel and Dain Rauscher Wessels, held extensive negotiations regarding the terms and conditions of the agreements relating to the transaction.

   On May 21, 2001, members of management of Cyberian Outpost engaged in discussions with one of the potential acquirers who had submitted an earlier verbal indication of interest and at that time received a revised indication of interest. This revised indication of interest was at a lower valuation and more uncertain than that of PC Connection.

   On May 22, 2001, Cyberian Outpost held a special meeting of its board of directors at which representatives of Dain Rauscher Wessels and Mintz Levin were present. Mintz Levin reviewed for the board the current terms of the merger agreement that had been negotiated with PC Connection and reviewed the board's legal fiduciary duties. Representatives of Dain Rauscher Wessels presented financial information related to the proposed merger with PC Connection, its market opportunity and business, along with an update of the status of discussions with other potential acquirers. The board determined to proceed with discussions with PC Connection and the other two potential acquirers.

   On May 24, 2001, PC Connection's board of directors held a meeting and unanimously voted to approve the merger agreement and the related transaction documents, subject to modification of certain terms of the merger agreement.

   Also on May 24, 2001, Cyberian Outpost's board of directors held a special meeting at which representatives of Dain Rauscher Wessels and Mintz Levin were present to discuss the merger and the merger agreement. Mintz Levin reviewed the current terms of the merger agreement and outstanding issues. Dain Rauscher Wessels reviewed certain financial terms of the merger agreement.

   On May 29, 2001, Cyberian Outpost's board of directors held a special meeting at which representatives of Dain Rauscher Wessels and legal counsel were present and discussed the merger and the merger agreement and the deletion of certain terms from the merger agreement. Dain Rauscher Wessels rendered an oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of that date, the exchange ratio was fair, from a financial point of view, to the holders of Cyberian Outpost common stock under the circumstances. After a full discussion, the Cyberian Outpost board of directors unanimously approved the merger and the terms of the merger agreement.

   On the evening of May 29, 2001, Cyberian Outpost and PC Connection entered into a merger agreement and certain related agreements were executed and delivered by the parties.

   On May 30, 2001, PC Connection, in collaboration with Cyberian Outpost, issued a press release announcing the proposed business combination.

Reasons for the Merger

 PC Connection's Reasons for the Merger

   PC Connection's board of directors has identified several potential benefits of the merger that it believes will contribute to the success of the combined company. These potential benefits include:

  . the combination of two well-known brands in the marketing of technology products to consumers using the Internet;

  . the expansion of its product offerings to include consumer electronics, among others;

  . the addition of Darryl Peck, President and Chief Executive Officer of Cyberian Outpost, and other members of the Cyberian Outpost management team to the PC Connection management group; and

  . significant opportunities for economies of scale through improved product gross margin and operating cost savings resulting from consolidation of distribution and other operations.

   For the strategic reasons set forth above, the PC Connection board of directors unanimously determined that the merger agreement and the merger were in the best interests of PC Connection and its stockholders and that PC Connection should proceed with the merger agreement and the merger.

Recommendation of Cyberian Outpost's Board of Directors

   In the course of reaching its decision to adopt the merger agreement, Cyberian Outpost's board of directors consulted with their legal and financial advisors as well as with Cyberian Outpost's management. Material positive factors which the board of directors considered were:

  . the Cyberian Outpost board of directors' view that the merger would eliminate the immediate need for Cyberian Outpost to secure independent alternative funding opportunities;

  . the Cyberian Outpost board of directors' assessment of Cyberian Outpost's alternatives to enhance stockholder value and allow Cyberian Outpost to continue as a going concern and the conclusion that the proposed merger presented the most favorable opportunity to do so;

  . the Cyberian Outpost board of directors' view that its business, when merged with PC Connection's business, would have greater access to capital resources and inventory and enhanced prospects for success in the highly competitive and rapidly changing e-commerce industry;

  .  PC Connection's financial ability to complete the proposed merger;

  .  the terms and conditions of the proposed merger;

  .  the prospects for long-term performance of PC Connection common stock;
     and

  . Dain Rauscher Wessels' presentation and their opinion based upon certain assumptions to the effect that the exchange ratio would be fair, from a financial point of view, to the stockholders of Cyberian Outpost under the circumstances.

   Cyberian Outpost's board of directors also considered a number of potentially negative material factors in its deliberations concerning the merger. The material negative factors considered by the board were:

  . the risk that the benefits and advantages of the merger might not be realized;

  . the risk that the value of the PC Connection common stock might decline by the time of consummation of the merger, thus reducing the total consideration available to the Cyberian Outpost stockholders; and

  .  the risk that the merger would not be completed.

   The Cyberian Outpost board of directors considered the positive and negative factors as a whole and did not attempt to quantify the factors individually. In evaluating these factors and risks, Cyberian Outpost's board of directors concluded that the merger with PC Connection would provide a significantly greater financial benefit to Cyberian Outpost stockholders than any of the alternatives. Cyberian Outpost's board of directors also concluded that the larger critical mass and more diversified financial resources and products of the combined company would offer significant advantages in obtaining financing, and attracting and retaining key employees. They also weighed the analyses and information contained in Dain Rauscher Wessels' oral presentation and fairness opinion. Cyberian Outpost's board of directors concluded that the terms of the merger are fair to, and in the best interests of, Cyberian Outpost stockholders. Accordingly, Cyberian Outpost's board of directors unanimously voted to approve the merger agreement and recommends that you vote to adopt the merger agreement.

Opinion of Dain Rauscher Wessels, Financial Advisor to Cyberian Outpost

   Pursuant to an engagement letter dated February 21, 2001, as amended May 16, 2001, Dain Rauscher Wessels was retained by Cyberian Outpost to act as financial advisor and, if requested, to furnish an opinion as to the fairness, from a financial point of view, of the exchange ratio provided for in a merger.

   On May 29, 2001, Dain Rauscher Wessels rendered its opinion to Cyberian Outpost's board of directors that, as of such date and based on the procedures followed, factors considered and assumptions made by Dain Rauscher Wessels and certain other limitations and assumptions, including Cyberian Outpost's immediate need for capital to pay its obligations and continue as a going concern and its efforts to raise capital, the exchange ratio, under the circumstances, was fair, from a financial point of view, to the holders of common stock of Cyberian Outpost. A copy of Dain Rauscher Wessels' written opinion is contained in full as Appendix F. The holders of common stock of Cyberian Outpost are urged to read the Dain Rauscher Wessels opinion carefully in its entirety.

   Dain Rauscher Wessels' opinion was provided to Cyberian Outpost's board of directors for its information and assistance in connection with its consideration of the merger. Dain Rauscher Wessels' opinion does not address the relative merits of the merger and any other transactions or business strategies discussed by Cyberian Outpost's board of directors as alternatives to the merger, or the underlying business decision of Cyberian Outpost's board of directors to proceed with the merger. Dain Rauscher Wessels' opinion and presentation to Cyberian Outpost's board of directors were only two of many factors taken into consideration by Cyberian Outpost's board of directors in making its determination to approve the merger agreement. Dain Rauscher Wessels' opinion does not constitute a recommendation to any Cyberian Outpost stockholder as to how such stockholder should vote with respect to the merger. Dain Rauscher Wessels' opinion addresses solely the fairness, from a financial point of view, of the exchange ratio to the holders of common stock of Cyberian Outpost under the circumstances and does not address any other terms or agreements related to the merger, including Cyberian Outpost's ability to perform under any of the financial terms or other terms of the Merger Agreement or any other agreement.

   In rendering its opinion, Dain Rauscher Wessels assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided by Cyberian Outpost and PC Connection and their respective representatives (including, without limitation, the financial statements and related notes of Cyberian Outpost and PC Connection). The April 30, 2001 balance sheet information provided by Cyberian Outpost to Dain Rauscher Wessels was the most up to date information available at that time. Dain Rauscher Wessels did not assume responsibility for independently verifying and did not independently verify this information. With respect to the data and discussions relating to the business prospects and financial outlook of Cyberian Outpost and PC Connection, upon advice of Cyberian Outpost and PC Connection, Dain Rauscher Wessels assumed that the publicly available forecasts reflect reasonable estimates and judgments of the management of Cyberian Outpost and PC Connection as to the future financial performance of Cyberian Outpost and PC Connection, respectively, and that Cyberian Outpost and PC Connection will perform substantially in accordance with such estimates. Dain Rauscher Wessels expressed no opinion as to such financial data and estimates or the assumptions on which they were based.

   Additionally, Dain Rauscher Wessels was not asked to and did not consider the possible effects of any litigation, other legal claims or any other contingent matters. Dain Rauscher Wessels has assumed and relied upon the accuracy and completeness of the value of Cyberian Outpost's assets and liabilities as presented by the management of Cyberian Outpost and its consultants. Dain Rauscher Wessels did not assume responsibility for and did not perform any independent evaluation or appraisal of any of the respective assets or liabilities of Cyberian Outpost or PC Connection. Dain Rauscher Wessels did not assume any obligations to conduct, and did not conduct, any physical inspection of the property or facilities of Cyberian Outpost or PC Connection. Dain Rauscher Wessels expressed no opinion as to the price at which shares of Cyberian Outpost common stock or PC Connection common stock have traded or at which shares of common stock of Cyberian Outpost, or PC Connection or the combined company may trade at any time in the future. Dain Rauscher Wessels' opinion is based on the economic, market and other conditions as they existed and the information supplied to

Dain Rauscher Wessels as of the date of its opinion. Events occurring after the date of Dain Rauscher Wessels' opinion may materially affect the assumptions used in preparing the opinion, and Dain Rauscher Wessels has no obligation to update, revise or reaffirm its opinion.

   Dain Rauscher Wessels assumed that the merger will be treated as a purchase under generally accepted accounting principles and as a tax-free reorganization for U.S. federal income tax purposes. Dain Rauscher Wessels also assumed that in the course of obtaining necessary regulatory approvals and consents for the merger, no restrictions will be imposed that will have a material adverse effect on the contemplated benefits of the merger to Cyberian Outpost and its shareholders.

   In arriving at its opinion, Dain Rauscher Wessels:

  . reviewed the financial terms of the draft merger agreement dated May 29, 2001;

  . reviewed and analyzed certain publicly available financial and other data with respect to Cyberian Outpost and PC Connection and certain other relevant historical operating data relating to Cyberian Outpost and PC Connection made available to it from published sources and certain other historical operating data relating to Cyberian Outpost from the internal records of Cyberian Outpost;

  . conducted discussions with members of the senior management of Cyberian Outpost with respect to the business prospects and financial outlook of Cyberian Outpost and the combined company;

  . conducted discussions with members of the senior management of PC Connection with respect to the business prospects and financial outlook of PC Connection and the combined company;

  . conducted discussions with members of the senior management of Cyberian Outpost with respect to the value of Cyberian Outpost's assets, if such assets were required to be liquidated;

  . reviewed the reported prices and trading activity for Cyberian Outpost's common stock and PC Connection common stock;

  . considered the projected pro forma effect of the merger on PC Connection's earnings per share;

  . received and reviewed the potential available to Cyberian Outpost to secure short term and long term capital, and meet its operating and debt service requirements; and

  . reviewed the efforts of Cyberian Outpost to explore a number of strategic alternatives with respect to a sale of all or a portion of Cyberian Outpost.

   Neither Cyberian Outpost nor PC Connection provided Dain Rauscher Wessels with sufficient forecasted financial information, and, as a result, Dain Rauscher Wessels was unable to prepare a discounted cash flow analysis. Because of the financial condition of Cyberian Outpost, Dain Rauscher Wessels considered but was unable to rely upon a comparison of Cyberian Outpost's and PC Connection's relative contribution to their pro forma ownership in the combined company, a review of the financial terms of selected precedent transactions, or a review of the trading metrics of selected comparable companies. Dain Rauscher Wessels conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed necessary in arriving at its opinion.

   In delivering its opinion to the Cyberian Outpost board of directors, Dain Rauscher Wessels prepared written materials containing various analyses and other information relevant to the opinion. Set forth below is a summary of these analyses, including information presented in tabular format. To fully understand the summary of the financial analyses used by Dain Rauscher Wessels, the tables must be read together with the text of each summary. The tables do not constitute a complete description of the financial analysis.

   Implied Consideration. Giving effect to the exchange ratio, Dain Rauscher Wessels calculated the resulting implied value of the consideration to be paid by PC Connection as $0.82 per share of Cyberian Outpost common stock based on the closing trading price for PC Connection common stock on May 29, 2001 of $16.03 and the assumption that Cyberian Outpost would achieve the high end of the revenue objectives as defined in the merger agreement. Using the outstanding shares of Cyberian Outpost common stock on a fully diluted basis, Dain Rauscher Wessels calculated the aggregate implied enterprise value of Cyberian Outpost to be approximately $35.6 million. Enterprise value is defined as market capitalization, or equity value, plus debt less cash and cash equivalents.

   Liquidation Analysis. Reflecting Cyberian Outpost's serious financial and liquidity constraints, Dain Rauscher Wessels prepared a liquidation analysis of Cyberian Outpost based on estimates of asset values provided by the senior management of Cyberian Outpost and its consultants and discounted those values based upon assumptions and estimates provided by the senior management of Cyberian Outpost and its consultants. The estimated value of Cyberian Outpost's trade name was based upon certain selected precedent transactions. The following table presents a summary of the liquidation analysis.

                                  April 30,
                                    2001     Discount(1) Net Liquidation Value
                                 ----------- ----------- ---------------------
                                                              (Estimated)
Cash............................ $ 3,867,000      0%          $ 3,867,000
A/R Credit Card.................   2,705,000      5%            2,569,750
A/R (Co-op/Open Account)........   2,583,000     50%            1,291,500
Inventory.......................   3,981,000     62%            1,512,780
PP&E............................  21,027,000     90%            2,102,700
Prepaid expenses and other......   1,317,000     90%              131,700
Trade name(2)...................         --      --             3,500,000
                                 -----------                  -----------
Total cash from assets.......... $35,480,000                  $14,975,430
less current liabilities........ $18,301,000      0%          $18,301,000
less capital lease..............     817,000      0%              817,000
less payments to minority
 interest.......................   3,739,000      0%            3,739,000
Cash to equity holders.......... $12,623,000                  $(7,881,570)
Shares outstanding..............  31,670,045                   31,670,045
Cash/share...................... $      0.40                  $     (0.25)

--------
   (1) Based on discussions with Cyberian Outpost's senior management and their financial restructuring consultant.
   (2) Value estimated on selected precedent transactions.

   For purposes of completeness, Dain Rauscher Wessels prepared a precedent transaction analysis and a comparable company analysis. However, based upon the facts and the circumstances under which Cyberian Outpost was operating, and in particular its financial condition, Dain Rauscher Wessels believed those analyses to be less relevant for purposes of the opinion than the foregoing considerations and did not rely upon them in arriving at the opinion.

   The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances; therefore, the opinion is not necessarily susceptible to partial consideration of the analyses or summary description. Dain Rauscher Wessels believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion. In arriving at its fairness determination, Dain Rauscher Wessels considered the results of all of its analyses as well as qualitative factors, including the enhanced competitive position of the combined company that is expected to result from offering a broader suite of products, a stronger combined management team, and the greater size and critical mass of the combined company. In view of the wide variety of factors considered in connection with its evaluation of the fairness of the merger consideration from a financial point of view, Dain Rauscher Wessels did not find it practicable to assign relative weights to the factors considered in reaching its opinion.

   The analyses described above were prepared solely for purposes of Dain Rauscher Wessels providing an opinion as to the fairness, from a financial point of view, of the exchange ratio to the holders of common stock of Cyberian Outpost and do not purport to be appraisals or necessarily reflect the prices at which any business or securities actually may be sold, which are inherently subject to uncertainty.

   In connection with its analyses, Dain Rauscher Wessels made, and was provided by Cyberian Outpost's management, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Cyberian Outpost's or PC Connection's control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Cyberian Outpost, PC Connection, Dain Rauscher Wessels or any other person, Dain Rauscher Wessels assumes no responsibility if future results or actual values are materially different from those forecasts or assumptions.

   Dain Rauscher Wessels is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Dain Rauscher Wessels regularly publishes research reports regarding various subsectors of the overall technology industry. In the ordinary course of business, Dain Rauscher Wessels and its affiliates may act as a market maker and broker in the publicly traded securities of Cyberian Outpost and PC Connection and may receive customary compensation in connection with those activities. Dain Rauscher Wessels and its affiliates may also actively trade securities of Cyberian Outpost and PC Connection for their own accounts or the accounts of their customers and, accordingly, may from time to time hold a long or short position in those securities. Cyberian Outpost selected Dain Rauscher Wessels to render its opinion based on Dain Rauscher Wessels' knowledge of the online retail industry and its experience in mergers and acquisitions and in securities valuation generally.

   Pursuant to an engagement letter, Cyberian Outpost paid Dain Rauscher Wessels $50,000 upon the rendering of its opinion. Payment of this fee to Dain Rauscher Wessels was not contingent upon the closing of the merger. Cyberian Outpost has also agreed to pay Dain Rauscher Wessels an additional $950,000 upon the closing of the merger for investment banking and financial advisory services. The transaction fee is contingent upon the closing of the merger. Whether or not the transaction closes, Cyberian Outpost has agreed to reimburse Dain Rauscher Wessels for its reasonable out of pocket expenses and to indemnify Dain Rauscher Wessels against certain liabilities relating to or arising out of services performed by Dain Rauscher Wessels in connection with the merger. The terms of the engagement letter, which Cyberian Outpost believes are customary for transactions of this nature, were negotiated at arms' length between Cyberian Outpost and Dain Rauscher Wessels, and Cyberian Outpost's board of directors was aware of this fee arrangement at the time of its approval of the merger agreement.

Completion and Effectiveness of the Merger

   The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including adoption of the merger agreement by the Cyberian Outpost stockholders. The merger will become effective soon after the filing of a certificate of merger with the State of Delaware.

   We are working towards completing the merger as quickly as possible. We hope to complete the merger by the end of October 2001, provided stockholders holding a majority of Cyberian Outpost's outstanding common stock vote to adopt the merger agreement and all other conditions to completion of the merger are satisfied or waived.

Structure of the Merger and Conversion of Cyberian Outpost Common Stock

   In accordance with the merger agreement and Delaware law, a merger subsidiary of PC Connection will be merged with and into Cyberian Outpost. As a result of the merger, the separate corporate existence of the merger subsidiary will cease and Cyberian Outpost will survive the merger as a wholly-owned subsidiary of PC Connection.

   Upon completion of the merger, each outstanding share of Cyberian Outpost common stock will be canceled and converted into the right to receive shares of PC Connection common stock based on an exchange ratio that will vary with Cyberian Outpost's revenue for the three-month period ending August 31, 2001 and the average closing price of PC Connection common stock over the ten trading days ending four days prior to closing. We refer to this ten-trading day period as the pricing period. We refer to the average closing price of PC Connection common stock over the pricing period as the average closing price.

   If PC Connection's average closing price is greater than $14.85, the exchange ratio will be decreased based on the formula illustrated below which is designed to fix the value of the merger consideration at the amount that Cyberian Outpost's stockholders would have received if the average closing price had been $14.85. If PC Connection's average closing price is less than $12.15 but equal to or greater than $10.80, the exchange ratio will be increased based on the formula illustrated below which is designed to fix the value of the merger consideration at the amount that Cyberian Outpost's stockholders would have received if the average closing price had been $12.15. Changes in the average closing price between $12.15 and $14.85 and $10.125 and $10.80 will not result in any change to the exchange ratio. The exchange ratio will be determined as follows:

 If the average    and Cyberian Outpost's revenue for the
 closing price is: three-month period ending August 31, 2001 is:   the exchange ratio will be:
--------------------------------------------------------------------------------
greater than         -- At least $71.6 million        0.0550
$14.85
                     -- At least $67.4 million but    0.0500
                     less than $71.6 million                                 $ 14.85
                     -- At least $63.2 million but    0.0450                 -------
                     less than $67.4 million                     multiplied  average
                     -- At least $58.9 million but    0.0400         by      closing
                     less than $63.2 million                                  price
                     -- Less than $58.9 million       0.0350
--------------------------------------------------------------------------------
equal to or          -- At least $71.6 million        0.0550
less than                                             0.0500
$14.85 but           -- At least $67.4 million but    0.0450
equal to or          less than $71.6 million          0.0400
greater than                                          0.0350
$12.15               -- At least $63.2 million but
                     less than $67.4 million
                     -- At least $58.9 million but
                     less than $63.2 million
                     -- Less than $58.9 million
--------------------------------------------------------------------------------

less than            -- At least $71.6 million       0.0550
$12.15 but
equal to or          -- At least $67.4 million but   0.0500                  $ 12.15
greater than         less than $71.6 million                                 -------
$10.80                                                           multiplied  average
                     -- At least $63.2 million but   0.0450          by      closing
                     less than $67.4 million                                  price
                     -- At least $58.9 million but   0.0400
                     less than $63.2 million
                     -- Less than $58.9 million      0.0350


--------------------------------------------------------------------------------
less than            -- At least $71.6 million        0.0620
$10.80 but                                            0.0560
equal to or          -- At least $67.4 million but    0.0509
greater than         less than $71.6 million          0.0454
$10.125                                               0.0398
                     -- At least $63.2 million but
                     less than $67.4 million
                     -- At least $58.9 million but
                     less than $63.2 million
                     -- Less than $58.9 million
--------------------------------------------------------------------------------

   If PC Connection's average closing price is less than $10.125 then Cyberian Outpost shall have the right to terminate the merger agreement unless
PC Connection elects to increase the number of shares it issues in the merger so that the total shares delivered by PC Connection have the same monetary value as if the average closing price was $10.125 per share as set forth below.

                                                                   and PC Connection elects to
                                                                   issue additional shares,
 If the average    and Cyberian Outpost's revenue for the          then the exchange ratio will
 closing price is: three-month period ending August 31, 2001 is:   be:
-----------------------------------------------------------------------------------------------
less than            -- At least $71.6 million        0.0620
$10.125
                     -- At least $67.4 million but    0.0560
                     less than $71.6 million                                    $ 10.125
                                                                                --------
                     -- At least $63.2 million but    0.0509        multiplied  average
                     less than $67.4 million                            by      closing
                     -- At least $58.9 million but    0.0454                     price
                     less than $63.2 million
                     -- Less than $58.9 million       0.0398
-----------------------------------------------------------------------------------------------

   The number of shares of PC Connection common stock issuable in the merger will be proportionately adjusted for any additional future stock split, stock dividend or similar event with respect to Cyberian Outpost common stock or PC Connection common stock effected between the date of the merger agreement and the completion of the merger.

   No fractional shares of PC Connection common stock will be issued in connection with the merger. In lieu of a fraction of a share of PC Connection common stock, you will receive an amount of cash equal to the product of the fraction multiplied by the average closing price for a share of PC Connection common stock on the Nasdaq National Market over the pricing period.

Exchange of Cyberian Outpost Stock Certificates for PC Connection Stock Certificates

   When the merger is completed, the exchange agent will mail to you a letter of transmittal and instructions for use in surrendering your Cyberian Outpost stock certificates in exchange for PC Connection stock certificates. When you deliver your Cyberian Outpost stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your Cyberian Outpost stock certificates will be canceled and you will receive PC Connection stock certificates representing the number of full shares of PC Connection common stock to which you are entitled under the merger agreement (and cash in lieu of fractional shares).

               YOU SHOULD NOT SUBMIT YOUR STOCK CERTIFICATES FOR
         EXCHANGE UNTIL YOU HAVE RECEIVED THE LETTER OF TRANSMITTAL AND
                        INSTRUCTIONS REFERRED TO ABOVE.

   You are not entitled to receive any dividends or other distributions on PC Connection common stock with a record date after the merger is completed until you have surrendered your Cyberian Outpost stock certificates in exchange for PC Connection stock certificates.

   If there is any dividend or other distribution on PC Connection common stock with a record date after the merger and a payment date prior to the date you surrender your Cyberian Outpost stock certificates in exchange for PC Connection stock certificates, you will receive it with respect to the whole shares of PC Connection common stock issued to you promptly after your Cyberian Outpost stock certificates are surrendered. If there is any dividend or other distribution on PC Connection common stock with a record date after the merger and a payment date after the date you surrender your Cyberian Outpost stock certificates in exchange for PC Connection stock certificates, you will receive it with respect to the whole shares of PC Connection common stock issued to you promptly after the payment date.

   PC Connection will only issue a PC Connection stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered Cyberian Outpost stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Treatment of Cyberian Outpost Stock Option Plans

   It is Cyberian Outpost's intention that all options outstanding under Cyberian Outpost's existing stock option plans will be terminated prior to the consummation of the merger. Holders of Cyberian Outpost stock options will receive cash at closing, for each option share held, to the extent that the option exercise price is less than the closing price of PC Connection's common stock on the day immediately prior to closing multiplied by the appropriate exchange ratio. The relatively high option exercise price on most of Cyberian Outpost's outstanding options means that many option holders will not be entitled to receive any payment under this formulation. It is a condition to PC Connection's obligation to close the merger that Cyberian Outpost provide satisfactory evidence that at least 95% of its outstanding options have been terminated. Cyberian Outpost does not have the unilateral right, under two of its option plans or option agreements issued pursuant to such plans, to terminate its options. Accordingly, to terminate options issued under these plans it will need to obtain the consent of its option holders. If Cyberian Outpost does not obtain the necessary consents and PC Connection does not waive this condition, the merger will not be consummated.

Other Provisions of the Merger Agreement

 Representations and Warranties

   Cyberian Outpost and PC Connection each made a number of representations and warranties in the merger agreement regarding authority to enter into the merger agreement and to consummate the other transactions contemplated by the merger agreement and with regard to aspects of their business, financial condition, structure and other facts pertinent to the merger.

   The representations given by Cyberian Outpost cover the following topics as they relate to Cyberian Outpost and its subsidiaries:

  . Cyberian Outpost's organization, good standing, qualification to do business and power;

  .  Cyberian Outpost's charter and bylaws;

  .  Cyberian Outpost's capitalization;

  .  ownership by Cyberian Outpost of affiliates;

  .  authorization of the merger by Cyberian Outpost;

  .  the effect of the merger on obligations of Cyberian Outpost;

  . governmental authorizations or consents required from third parties to consummate the merger;

  . the licenses, franchises and permits needed for the operation of Cyberian Outpost's business;

  . use by Cyberian Outpost's directors and officers of corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or payments made to governmental officials or employees;

  .  matters relating to Cyberian Outpost's assets;

  .  Cyberian Outpost's financial statements;

  . Cyberian Outpost's filings and reports with the Securities and Exchange Commission;

  .  Cyberian Outpost's inventory;

  . Cyberian Outpost's business relationship with vendors, manufacturers and resellers;

  . vendors and manufacturers for which Cyberian Outpost is an authorized representative and the possible modification or termination of those relationships due to the merger;

  . Cyberian Outpost's return policies, warranty policies and product liability claims;

  .  matters relating to Cyberian Outpost's customers;

  .  Cyberian Outpost's accounts receivable and accounts payable;

  .  no undisclosed liabilities;

  . matters relating to Cyberian Outpost's employees, directors and officers;

  . matters relating to Cyberian Outpost's agreements, contracts and commitments;

  .  environmental laws and liabilities that apply to Cyberian Outpost;

  .  litigation involving Cyberian Outpost;

  .  Cyberian Outpost's employee benefit plans;

  .  Cyberian Outpost's real property and leases;

  .  Cyberian Outpost's taxes and tax returns;

  .  potential director and officer competing interests;

  .  Cyberian Outpost's insurance;

  . matters relating to Cyberian Outpost's intellectual property and software;

  .  no material changes to Cyberian Outpost's business;

  .  Cyberian Outpost's transactions with interested parties; and

  . information supplied by Cyberian Outpost in this proxy statement/prospectus and the related registration statement of PC Connection.

   The representations given by PC Connection cover the following topics:

  . organization, good standing, qualification to do business and power of PC Connection;

  .  authorization of the merger by PC Connection;

  .  capitalization of PC Connection;

  .  the effect of the merger on obligations of PC Connection;

  . governmental authorizations or consents required by third parties to consummate the merger;

  .  PC Connection's financial statements;

  .  no material changes to PC Connection's business;

  .  organization, good standing and power of Buyer Subsidiary, once formed;

  . PC Connection's filings and reports with the Securities and Exchange Commission; and

  . information supplied by PC Connection and Buyer Subsidiary in this proxy statement/ prospectus and the related registration statement of PC Connection.

   This is only a summary. You are urged to carefully read the articles in the merger agreement contained in full as Appendix A under "Representations and Warranties of Company" and "Representations and Warranties of Buyer."

 Cyberian Outpost's Conduct of Business Before Completion of the Merger

   Cyberian Outpost agreed that until the completion of the merger, the termination of the merger agreement or unless PC Connection consents in writing, Cyberian Outpost will operate its business in the same manner as past practices and in good faith with the goal of:

  . maintaining in full force and effect all insurance and indemnity contracts as described in the merger agreement;

  . repairing and maintaining all of its tangible assets in accordance with its past practices;

  . continuing to apply the same rigorous credit review process of customers and potential customers used prior to the closing;

  . notifying PC Connection of any emergency or other material change in the operation of Cyberian Outpost's business; and

  . notifying PC Connection of any governmental complaints, investigations or hearings.

   Cyberian Outpost further agreed not to take a number of specified actions without PC Connection's prior written consent. Cyberian Outpost may not, among other things:

  .  amend or otherwise change its bylaws or charter;

  . issue, sell, deliver, pledge or authorize the issuance, sale, delivery or pledge of any of its equity interests;

  . make any distribution, dividend on or otherwise modify its equity interests;

  .  redeem, repurchase or otherwise acquire any of its equity interests;

  . enter into any new line of business or materially expand its current business;

  . acquire or agree to acquire any other business, corporation, partnership or material amount of assets from a third party;

  . incur any debt or increase the aggregate amounts owed under its existing credit facilities or make any loan or advance;

  .  lower or otherwise alter its credit card fraud review process;

  .  authorize any capital expenditures of more than $25,000;

  . alter any arrangement or agreement with current or former directors, officers or employees;

  . increase the compensation or fringe benefits of any director, officer or employee or pay any bonus other than under a written incentive plan for sales personnel;

  . enter into, modify or renew any employment, severance or other arrangement with any director, officer or employee;

  . establish, adopt, enter into or amend any employee benefit plan or collective bargaining agreement;

  .  change any of its accounting methods, other than as required under GAAP;

  . make any tax election or settle or compromise any federal, state, local or federal tax liability;

  . settle or discharge any claim other than in the ordinary course of business;

  .  sell, lease or otherwise dispose of any of its assets;

  . take any action that can reasonably be expected to result in any of its representations and warranties becoming untrue in any material respect;

  .  make any material changes or alterations to existing agreements;

  . change its pricing policies with respect to freight rates charged to customers; or

  .  enter into any transaction with an insider.

   This is only a summary. You are urged to carefully read the article in the merger agreement contained in full as Appendix A under "Covenants of the Company."

 No Solicitation of Transactions

   Until the merger is completed or the merger agreement is terminated, Cyberian Outpost has agreed not to directly or indirectly solicit, initiate or encourage any takeover proposal. Cyberian Outpost has also agreed not to recommend or endorse any takeover proposal, participate in any negotiations regarding a takeover proposal, or furnish information, facilitate, or cooperate with any person with respect to a takeover proposal, unless legally required in the discharge of the fiduciary duties of Cyberian Outpost's board of directors.

   Cyberian Outpost has agreed to provide PC Connection with detailed information about any takeover proposal it receives.

   A takeover proposal is a proposal or offer relating to any business combination with Cyberian Outpost, or any acquisition or purchase of any of Cyberian Outpost's equity interests or material portion of its assets.

 Conditions to the Merger

   Each of PC Connection's and Cyberian Outpost's respective obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions before completion of the merger:

  .  the merger agreement must be adopted by Cyberian Outpost stockholders;

  . no statute, rule, regulation, injunction, order or decree which prevents consummation of the merger or which makes completion of the merger illegal may be in effect;

  . all necessary governmental approvals must be obtained and no governmental approval may be revoked, suspended or stayed;

  . PC Connection's registration statement registering the shares to be issued in the merger must be declared effective by the Securities and Exchange Commission;

  . neither PC Connection nor Cyberian Outpost must experience a material adverse change to its business;

  . the shares of PC Connection common stock to be issued in the merger must be authorized for listing on the Nasdaq National Market; and

  . PC Connection and Cyberian Outpost must receive an opinion of tax counsel to PC Connection that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

   Cyberian Outpost's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

  . PC Connection's and its merger subsidiary's representations and warranties must be true and correct when made and as of the closing of the merger except for breaches that do not have a material adverse effect on PC Connection or its merger subsidiary;

  . PC Connection and its merger subsidiary must comply in all material respects with all covenants, obligations and conditions of the merger agreement required to be performed and complied with by them;

  . Cyberian Outpost must receive a certificate executed on behalf of PC Connection that all representations are true and correct and that all obligations have been fulfilled; and

  . none of the requisite approvals shall impose any term, condition or restriction upon PC Connection or Cyberian Outpost that materially impair the value of the merger to Cyberian Outpost's stockholders.

   PC Connection's and its merger subsidiary's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

  . Cyberian Outpost's representations and warranties must be true and correct when made and as of the closing of the merger, except for breaches that do not have a material adverse effect on Cyberian Outpost;

  . Cyberian Outpost must comply in all material respects with all covenants, obligations and conditions of the merger agreement required to be performed and complied with by it;

  . PC Connection must receive a certificate executed on behalf of Cyberian Outpost that all representations are true and correct and that all obligations have been fulfilled;

  .  PC Connection must receive evidence that:

    . Cyberian Outpost has obtained consents from other parties to some of its material contracts;

    . Cyberian Outpost's gross margin percentage of net sales remained within 350 basis points of the average gross margin percentage of net sales for the 90-day period beginning March 1, 2001;

    . Cyberian Outpost's operating expenses as a percentage of net sales remained generally consistent with the average operating expenses as a percentage of net sales for the 90-day period beginning March 1, 2001;

    . Cyberian Outpost's tangible net worth was at least $14.0 million on August 31, 2001;

    . Cyberian Outpost has terminated at least 95% of all outstanding options granted under its existing stock option plans;

    . Cyberian Outpost has terminated the operations of its Indian subsidiary and such termination will not cost Cyberian Outpost or PC Connection more than $50,000;

    . Cyberian Outpost has filed all appropriate notices of claims against escrow agreements executed in connection with its acquisition of CMPExpress.com prior to the earlier of the closing or September 7, 2001; and

    . Cyberian Outpost has not made any payments to its officers that would be considered an "excess parachute payment" within the meaning of section 280G of the Internal Revenue Code;

  . PC Connection must receive a general release from some of Cyberian Outpost's key stockholders and officers;

  . Cyberian Outpost will have demonstrated to PC Connection's satisfaction that it owns and has the right to use and register the trademark "Outpost.com" and "Outpost"; and

  . Darryl Peck, the current President and Chief Executive Officer of Cyberian Outpost, must enter into a non-competition/non-disclosure agreement with PC Connection.

 Termination of the Merger Agreement

   The merger agreement may be terminated before the completion of the merger by the mutual consent of both parties or by either PC Connection or Cyberian Outpost if:

  . the merger is not completed, without the fault of the terminating party, by October 31, 2001;

  . ninety days after any request or application for approval from a regulatory agency has been denied, without the fault of the terminating party, unless a petition for a rehearing or an amended application is filed with the appropriate regulatory agency;

  .  the Cyberian Outpost stockholders do not adopt the merger agreement; or

  . the other party materially breaches a representation or warranty in the merger agreement or fails to comply in any material way with any covenants or agreements in the merger agreement or, in the case of Cyberian Outpost, it breaches the credit and supply agreement.

   Cyberian Outpost may terminate the merger agreement if the average closing price of PC Connection's common stock over the ten trading days ending four days prior to closing is less than $10.125, except that Cyberian Outpost may not so elect if PC Connection increases the number of shares it issues in the merger so that the total shares delivered by PC Connection have the same monetary value as if PC Connection's common stock traded at $10.125 per share.

 Payment of Fees and Expenses

   Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expense, except that if the agreement is terminated as a result of any breach of a representation, warranty or covenant that is caused by the breaching party's gross negligence or willful breach, the breaching party will be responsible for paying the other party's expenses.

   In connection with the merger, Cyberian Outpost issued a warrant that gives PC Connection the right to buy from Cyberian Outpost additional shares of Cyberian Outpost's common stock in an amount equal to 19.9% of such issued and outstanding stock just prior to the exercise of the warrant. The warrant shall remain outstanding for a period of 12 months after the termination of the merger agreement. PC Connection cannot exercise this warrant unless a triggering event occurs. Upon the occurrence of a merger, consolidation or similar transaction involving Cyberian Outpost, Cyberian Outpost has agreed to repurchase the warrant for a price between $1.0 million and $1.5 million. If Cyberian Outpost makes payments to PC Connection under the warrant of $1.5 million, Cyberian Outpost will have no further monetary liability to PC Connection, whether for expenses, breach or otherwise. PC Connection has agreed to pay Cyberian Outpost a fee of $1.0 million as liquidated damages if the merger agreement is terminated because PC Connection has intentionally breached any of its representations or warranties or intentionally failed to comply with any of its covenants or agreements in the merger agreement.

 Extension, Waiver and Amendment of the Merger Agreement

   The boards of directors of the parties may amend the merger agreement at any time before completion of the merger.

   Either party may extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

Related Agreements

 Credit and Supply Agreement

   In connection with the execution of the merger agreement, Merrimack Services Corporation, a subsidiary of PC Connection, entered into a credit and supply agreement with Cyberian Outpost. Under the terms of the credit and supply agreement, Merrimack Services agreed to provide, in its discretion, Cyberian Outpost with working capital loans of up to $3.0 million, provided that Cyberian Outpost shall use the loans to fund necessary payments to trade creditors.

   Interest on the unpaid principal amount of the working capital loan accrues at 7% per year. Interest on the unpaid principal balance must be paid on the first day of each calendar month beginning June 1, 2001 and on the earlier of five days after consummation of the merger or the day the merger agreement is terminated. Any interest not paid when due will be added to the principal balance of the working capital loan.

   In addition, Merrimack Services has agreed to provide Cyberian Outpost with seven day credit on inventory (not to exceed $5.0 million in value at any time) for sale to Cyberian Outpost's customers upon:

  .  Cyberian Outpost submitting its purchase order to Merrimack Services;

  . Merrimack Services having the ordered item in stock and ready for delivery; and

  . Cyberian Outpost providing Merrimack Services evidence that the requested inventory has been ordered by a third party customer of Cyberian Outpost in the ordinary course of business and that credit card processing and fraud prevention procedures have been met.

   The price charged to Cyberian Outpost for each inventory item is equal to Merrimack Services' cost plus 5%. If the purchase price of any inventory item is not paid by Cyberian Outpost within seven days, the unpaid amount will be added to the working capital loan balance under the credit and supply agreement and shall bear the same interest as the principal amount of the working capital loan.

   Merrimack Services has advanced funds and will consider, in its discretion, advancing additional funds to Cyberian Outpost under the working capital line, and has agreed to make inventory items available to Cyberian Outpost, until one of the following events, among others, occurs:

  . Cyberian Outpost fails to pay Merrimack Services any principal amount owing from time to time under the working capital line;

  . Cyberian Outpost fails to take action to create or preserve Merrimack Services' rights in its collateral;

  . Cyberian Outpost fails to perform any covenant or agreement or breaches any representation or warranty contained in the credit and supply agreement;

  . the credit and supply agreement, the security agreement or the promissory note ceases to be in full force and effect;

  . Cyberian Outpost is dissolved, terminated, deemed insolvent or appoints a receiver or custodian for the benefit of its creditors;

  . a third party records a lien against Cyberian Outpost for any unpaid taxes;

  . a proceeding is begun under any bankruptcy or insolvency laws of any state or of the United States by or against Cyberian Outpost;

  .  the earliest of:

    .  five days after the consummation of the merger;

    . the day PC Connection terminates the merger agreement because Cyberian Outpost has materially breached its representations and warranties under the merger agreement; or

    . the day either PC Connection or Cyberian Outpost terminates the merger agreement, without fault to the terminating party.

   If any of the above events occur, all amounts outstanding under the credit and supply agreement shall become due and payable without any notice on the part of Merrimack Services. In addition, Merrimack Services may cease advancing funds to Cyberian Outpost if one of the following events occur:

  . sixty days after the day Cyberian Outpost terminates the merger agreement because PC Connection has materially breached a representation or warranty or failed to comply in any material way with any covenants or agreements under the merger agreement; or

  .  thirty days after the earliest of:

    . the acquisition by a third party of 20% or more of the outstanding shares of capital stock of Cyberian Outpost;

    . Cyberian Outpost agreeing to merge or enter into a similar transaction with, or sell substantially all of its assets to, any person other than PC Connection without PC Connection's prior written consent;

    . the Cyberian Outpost's board of directors withdrawing, modifying or failing to reaffirm or publicly announces, its intent to withdraw or modify its recommendation of the merger agreement or the merger in a manner adverse to PC Connection;

    . the Cyberian Outpost board of directors recommending that its stockholders approve or accept an acquisition transaction with another party or has failed to publicly oppose an acquisition transaction with another party; or

    . Cyberian Outpost failing to obtain the required vote of its stockholders due to a proposal by a third party to acquire Cyberian Outpost.

   If any of the above events occur, all amounts outstanding under the credit and supply agreement shall become due thirty days after credit ceases to be available to Cyberian Outpost.

   This is only a summary. You are urged to carefully read the credit and supply agreement contained in full as Appendix D.

 Security Agreement

   In connection with the execution of the merger agreement, Merrimack Services has entered into a security agreement with Cyberian Outpost. Under the terms of the security agreement, Cyberian Outpost granted Merrimack Services a security interest in all of its present and future assets to secure payment and performance of all of its obligations under the credit and supply agreement.

   Under the terms of the security agreement, Cyberian Outpost has the right to possess all of its assets, manage its property and sell its inventory in the ordinary course of business until one of the following events, among others, occurs:

  . Cyberian Outpost fails to observe or perform any of its agreements under the security agreement, the credit and supply agreement or the promissory note;

  .  Cyberian Outpost fails to pay Merrimack Services any amounts due;

  . Cyberian Outpost is dissolved, terminated, deemed insolvent, appoints a receiver or custodian for the benefit of its creditors;

  . a third party records a lien against Cyberian Outpost for any unpaid taxes; or

  . a proceeding is begun under any bankruptcy or insolvency laws of any state or of the United States by or against Cyberian Outpost.

   If any of the above events occur, Merrimack Services may take possession of the collateral and make all of Cyberian Outpost's obligations to Merrimack Services immediately due and payable without any notice on its part.

   This is only a summary. You are urged to carefully read the credit and supply agreement contained in full as Appendix E.

 Irrevocable Proxies

   In connection with the merger, directors and some officers of Cyberian
Outpost, including     ,      and     , have executed irrevocable proxies that
enable PC Connection to vote their shares to adopt the merger. The Cyberian Outpost stockholders who executed irrevocable proxies benefically owned
shares of Cyberian Outpost common stock which represented approximately   % of
the outstanding Cyberian Outpost common stock as of the record date. None of the stockholders who executed irrevocable proxies was paid additional consideration in connection with the irrevocable proxies. This is only a summary. You are urged to carefully read the Form of Irrevocable Proxy contained in full as Appendix C.

 Stock Warrant Agreement

   Cyberian Outpost issued a warrant that gives PC Connection the right to buy from Cyberian Outpost up to 6,305,722 shares of Cyberian Outpost common stock, which represented approximately 19.9% of the shares of

Cyberian Outpost common stock outstanding on May 29, 2001, or approximately 16.6% after issuance of the shares of Cyberian Outpost common stock subject to the warrant. The exercise price of the warrant is $0.51 per share.

   PC Connection required Cyberian Outpost to grant the warrant as a prerequisite to entering into the merger agreement. The warrant may discourage third parties who are interested in acquiring a significant stake in Cyberian Outpost and is intended by PC Connection to increase the likelihood that the merger will be completed.

   PC Connection cannot exercise the warrant unless one of the following triggering events occurs:

  . Cyberian Outpost enters into an agreement to be acquired by a third party;

  . Cyberian Outpost's board of directors withdraws, modifies or publicly announces its intent to withdraw or modify its recommendation to Cyberian Outpost's stockholders to approve the merger agreement;

  . Cyberian Outpost's board of directors recommends that its stockholders adopt or accept an acquisition transaction with another party or has failed to publicly oppose an acquisition transaction with another party;

  . Cyberian Outpost's stockholders do not approve the merger agreement due to a proposal by a third party to acquire Cyberian Outpost; or

  . a third party acquires beneficial ownership of 20% or more of Cyberian Outpost's outstanding common stock.

   If any of the above triggering events occur, PC Connection may exercise the warrant. If a merger, consolidation, acquisition of 50% or more of its common stock or similar transaction involving Cyberian Outpost occurs, then PC Connection may require Cyberian Outpost to repurchase the warrant for a price between $1.0 million and $1.5 million. If Cyberian Outpost makes payments to PC Connection under the warrant of $1.5 million, Cyberian Outpost will have no further monetary liability to PC Connection, whether for expenses, breach or otherwise. This is only a summary. You are urged to carefully read the Stock Warrant Agreement contained in full as Appendix B.

Operations Following the Merger

   Following the merger, Cyberian Outpost will continue its operations as a wholly-owned subsidiary of PC Connection. Upon consummation of the merger, the
members of Cyberian Outpost's board of directors will be             ,
               and             . The membership of the PC Connection board of
directors will remain unchanged as a result of the merger. The stockholders of Cyberian Outpost will become stockholders of PC Connection, and their rights as stockholders will be governed by PC Connection's certificate of incorporation and bylaws and the laws of the State of Delaware.

Indemnification and Insurance

   Under the merger agreement, PC Connection confirmed to Cyberian Outpost that the indemnification obligations of Cyberian Outpost to its directors and officers set forth in Cyberian Outpost's charter and bylaws and as provided by Delaware law, as in effect on the date of the merger agreement, will not be extinguished by virtue of merger.

   The merger agreement also provides that, the directors and officers of Cyberian Outpost will continue to be covered by director and officer liability insurance for six years after the merger, protecting them against liabilities and claims resulting from their service as directors and officers of Cyberian Outpost before the completion of the merger.

Interests of Cyberian Outpost Directors, Officers and Affiliates in the Merger

   When considering the recommendation of the Cyberian Outpost board of directors, you should be aware that Cyberian Outpost's directors and some officers have interests in the merger that are different from, or in addition to, yours. These interests include the following:

  . PC Connection will honor existing employment agreements with Cyberian Outpost's officers and other key employees;

  . PC Connection will continue to maintain Cyberian Outpost's employee benefit plans until such time as Cyberian Outpost employees are eligible to enroll in PC Connection employee benefit plans;

  . Darryl Peck, the current President and Chief Executive Officer of Cyberian Outpost, will receive $250,000 if he remains as President of Cyberian Outpost through the consummation of the merger and will receive an additional payment of $100,000 plus reimbursement of health insurance premiums for one year if he is not retained by PC Connection following the merger;

  . PC Connection intends to grant Cyberian Outpost's employees stock options to purchase shares of PC Connection common stock in amounts and on terms generally consistent with those granted to PC Connection's similarly situated employees;

  . the directors and officers of Cyberian Outpost will continue to be covered by director and officer liability insurance for six years after the merger, protecting them against liabilities and claims resulting from their service as directors and officers of Cyberian Outpost before the merger; and

  . PC Connection has confirmed that Cyberian Outpost's charter and bylaw provisions relating to director and officer indemnification will not be extinguished by the merger.

   Cyberian Outpost's directors and some officers have delivered irrevocable proxies allowing PC Connection to vote their shares in favor of the merger.

U.S. Federal Income Tax Considerations

   Here is a summary of the material United States federal income tax consequences generally applicable to you, as a stockholder of Cyberian Outpost, if you are a "United States person" as defined for United States federal income tax purposes and you hold your shares of Cyberian Outpost common stock as a capital asset.

   For United States federal income tax purposes, a "United States person" is:

  . a United States citizen or resident alien as determined under the Internal Revenue Code of 1986, as amended;

  . a corporation or partnership (as defined by the Code) that is organized under the laws of the United States or any state;

  . an estate, the income of which is subject to United States federal income taxation regardless of its source; and

  . a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person is authorized to control all of its major decisions.

   This summary is based on the Code, existing and proposed Treasury Regulations and judicial and administrative determinations, as each is in effect as of the date of this proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. The statements in this proxy statement/prospectus and the opinions of counsel that are described herein are not binding on the Internal Revenue Service or a court. As a result, neither Cyberian Outpost, PC Connection, nor Buyer Subsidiary can assure you that the tax considerations or opinions described here will not be challenged by the Internal Revenue Service or sustained by a court if so challenged.

   This summary does not address aspects of United States taxation other than United States federal income taxation. It does not address all aspects of United States federal income taxation that may apply to you if you are subject to special rules under the Code, including, without limitation, rules that apply to persons who acquired shares of Cyberian Outpost common stock as a result of the exercise of employee stock options, tax-exempt organizations, financial institutions, broker-dealers, insurance companies, persons having a "functional currency" other than the United States dollar, persons who hold their Cyberian Outpost shares as part of a straddle, wash sale, hedging or conversion transaction, and certain United States expatriates. In addition, this summary and the opinions described here do not addressed the state, local or foreign tax consequences of the merger.

   AS A STOCKHOLDER OF CYBERIAN OUTPOST, YOU ARE URGED TO CONSULT AND RELY ON YOUR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE MERGER BASED UPON YOUR PARTICULAR CIRCUMSTANCES.

   It is a condition of the obligations of each of PC Connection, and Cyberian Outpost to effect the merger that each shall have received the opinion of Foley, Hoag & Eliot LLP, counsel to PC Connection, dated as of the closing date, to the effect that the merger will constitute a reorganization described in Section 368(a)(1) of the Code and that each of PC Connection, the merger subsidiary and Cyberian Outpost will be a party to the reorganization.

   As a consequence of reorganization treatment, the following United States federal income consequences will result:

  . you, as a shareholder of Cyberian Outpost, will recognize no gain or loss upon the conversion of your shares of Cyberian Outpost common stock into shares of PC Connection common stock, except with respect to cash received in lieu of a fractional share interest in PC Connection common stock;

  . your aggregate tax basis of the shares of PC Connection common stock that you receive in the merger in exchange for your shares of Cyberian Outpost common stock will be the same as the aggregate tax basis of those shares of Cyberian Outpost common stock;

  . your holding period for the shares of PC Connection common stock that you receive in the merger in exchange for your shares of Cyberian Outpost common stock will include your holding period for those shares of Cyberian Outpost common stock; and

  . none of PC Connection, its merger subsidiary, Cyberian Outpost, or any shareholder of PC Connection, will recognize any gain or loss as a result of the merger.

   If the Internal Revenue Service were to challenge successfully the treatment of the merger as set forth in the opinions described above, then you, as a Cyberian Outpost stockholder, would recognize taxable gain or loss with respect to your shares of Cyberian Outpost common stock surrendered in the merger, in an amount equal to the difference between:

  . the fair market value of the shares of PC Connection common stock that you receive in the merger; and

  .  your adjusted tax basis in your shares of Cyberian Outpost common stock.

   In such case, your aggregate tax basis in the shares of PC Connection common stock so received would equal the fair market value of such shares, and your holding period for such shares would begin the day after the merger.

Accounting Treatment

   We intend to account for the merger under the purchase method of accounting.

Regulatory Filings and Approvals Required to Complete the Merger

   Neither Cyberian Outpost nor PC Connection is aware of any material governmental or regulatory approval for completion of the merger, other than:

  . the filing of a certificate of merger with the Secretary of State of the State of Delaware;

  . the filing of a registration statement on Form S-4 with the SEC registering the shares of PC Connection's common stock to be issued in the merger, of which this proxy statement/prospectus is a part; and

  . compliance with all applicable state securities laws regarding the offering and issuance of the shares of PC Connection's common stock to be issued in the merger.

No Dissenters' or Appraisal Rights

   You are not entitled to exercise dissenter's or appraisal rights as a result of the merger or to demand payment for your shares under Delaware law.

Restrictions on Sale of Shares by Affiliates of Cyberian Outpost and PC
Connection

   The shares of PC Connection common stock to be issued in connection with the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares of PC Connection common stock issued to any person who is deemed to be an affiliate of either PC Connection or Cyberian Outpost at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of either PC Connection or Cyberian Outpost and may include some of our officers and directors, as well as our principal stockholders. Affiliates may not sell their shares of PC Connection common stock acquired in connection with the merger except pursuant to:

  . an effective registration statement under the Securities Act covering the resale of those shares;

  .  an exemption under paragraph (d) of Rule 145 under the Securities Act;
     or

  .  another applicable exemption under the Securities Act.

   PC Connection's registration statement on Form S-4, of which this proxy statement/prospectus forms a part, does not cover the resale of shares of PC Connection common stock to be received by affiliates in the merger. Affiliates of Cyberian Outpost will be required to enter into an affiliate agreement acknowledging the restrictions in order to receive shares of PC Connection common stock in connection with the closing of the merger.

                            SELECTED FINANCIAL DATA

   The following tables show financial results actually achieved by each of PC Connection and Cyberian Outpost.

   The selected financial and operating data of PC Connection should be read in conjunction with PC Connection's Financial Statements and the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference from PC Connection's annual report on Form 10-K for the year ended December 31, 2000 and quarterly report on Form 10-Q for the quarter ended March 31, 2001. The selected data presented below under the captions "Statement of Operations Data," "Selected Operating Data" and "Balance Sheet and Other Data" as of and for each of the years in the five-year period ended December 31, 2000 are derived from the audited financial statements of PC Connection. The data presented for the three month periods ended March 31, 2001 and March 31, 2000 are derived from unaudited financial statements of PC Connection.

   The selected financial and operating data of Cyberian Outpost should be read in conjunction with Cyberian Outpost's Consolidated Financial Statements and the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included within this proxy statement/prospectus. The selected data presented below under the captions "Statement of Operations Data," "Selected Operating Data" and "Balance Sheet and Other Data" as of and for each of the years in the five-year period ended February 28, 2001 are derived from the audited financial statements of Cyberian Outpost and have been presented on a going concern basis.

                     PC Connection Selected Financial Data

                                                                                               Three Months Ended
                                             Years Ended December 31,                               March 31,
                            ---------------------------------------------------------------  ------------------------
                               1996         1997         1998         1999         2000         2000         2001
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                 (dollars in thousands, except per share data and selected operating data)
Statement of Operations
 Data:
 Net Sales (1)............  $   340,811  $   562,511  $   749,905  $ 1,080,835  $ 1,449,908  $   333,799  $   301,775
 Cost of Sales (1)........      289,606      486,545      656,631      951,489    1,273,687      293,169      266,450
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Gross Profit............       51,205       75,966       93,274      129,346      176,221       40,630       35,325
 Selling, general and
  administrative
  expenses................       43,739       56,596       68,521       91,405      123,972       29,007       30,463
 Additional
  stockholder/officer
  compensation (2)........        1,259       12,130        2,354          --           --           --           --
 Non-recurring charge.....          --           --           --           --           --           --           851
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Income from operations..        6,207        7,240       22,399       37,941       52,249       11,623        4,011
 Interest expense.........       (1,269)      (1,355)        (415)      (1,392)      (2,086)        (340)        (377)
 Other, net...............           70          (42)         565          116          589          204          288
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Income (loss) before
  minority interest and
  taxes...................        5,008        5,843       22,549       36,665       50,752       11,487        3,922
 Minority interest........          --           --           --           --           --           --           --
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Income before income
  taxes...................        5,008        5,843       22,549       36,665       50,752       11,487        3,922
 Income tax
  provision (3)...........         (252)        (639)      (3,905)     (13,935)     (19,289)      (4,368)      (1,489)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Net income..............  $     4,756  $     5,204  $    18,644  $    22,730  $    31,463  $     7,119  $     2,433
                            ===========  ===========  ===========  ===========  ===========  ===========  ===========
Basic net income per
 share (4)(5).............               $      0.17  $      0.61  $      0.97  $      1.31  $      0.30  $      0.10
                                         ===========  ===========  ===========  ===========  ===========  ===========
Diluted net income per
 share (4)(5).............               $      0.17  $      0.59  $      0.94  $      1.23  $      0.29  $      0.10
                                         ===========  ===========  ===========  ===========  ===========  ===========
Selected Operating Data:
 Active Customers (6).....      424,000      510,000      684,000      732,000      626,000      716,000      589,000
 Catalogs Distributed.....   18,600,000   33,800,000   42,150,000   47,325,000   45,028,000   13,502,000   10,767,000
 Orders Entered (7).......      910,000    1,252,000    1,510,000    1,622,000    1,521,000      416,000      353,000
 Average order size (7)...  $       453  $       524  $       580  $       781  $     1,115  $       926  $     1,040
Balance Sheet and Other
 Data:
 Working capital..........  $    14,622  $    18,907  $    53,768  $    72,250  $   111,669  $    77,126  $   113,826
 Total assets.............       77,358      105,442      164,510      223,537      250,413      237,443      277,175
 Short-term debt..........       13,057       29,568          123        1,137        1,153        1,140        1,657
 Long-term debt (less
  current maturities):
  Capital lease
   obligations............          --           --         7,081        6,945        6,792        6,909        6,751
  Term loan...............        4,250        3,250          --           --           --           --           --
  Note payable............          --           --           --         2,000        1,000        2,000          500
Total stockholders'
 equity...................  $    18,043  $    24,120  $    69,676  $    94,223  $   138,687  $   101,774  $   141,156
Book value per share (8)..  $      1.02  $      1.36  $      2.98  $      3.98  $      5.68  $      4.29  $      5.78
Cash dividends per share..          --           --           --           --           --           --           --

   See Notes to PC Connection Selected Financial Data on next page

Notes to PC Connection Selected Financial Data
-------
(1) All net sales amounts reflect the reclassification of amounts billed to customers in sales transactions related to shipping and handling as revenue, in accordance with the Emerging Issues Task Force (EITF) consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." Previously, PC Connection recorded such charges as a reduction of cost of goods sold.
(2) Represents amounts accrued or distributed in excess of aggregate annual base salaries approved by the Board of Directors prior to PC Connection's initial public offering and generally represented company-related federal income tax obligations payable by the stockholders.
(3) For all periods prior to March 6, 1998, PC Connection had been an S Corporation and, accordingly, had not been subject to federal income taxes.
(4) Pro forma adjustments have been made to the historical per share results of operations to make pro forma presentation comparable to what would have been reported had PC Connection operated as a C Corporation for 1998 and 1997. The computation of income tax expense was made assuming an effective rate of approximately 39%.
(5) All per share data has been adjusted for a 3-for-2 stock split distributed on May 23, 2000.
(6) Represents estimates of all customers included in PC Connection's mailing list who have made a purchase within the last twelve month period.
(7)  Does not reflect cancellations or returns.
(8) Book value per share is computed by dividing total stockholders' equity by shares outstanding as of the end of the specific period.

                    Cyberian Outpost Selected Financial Data

                                    Years Ended Last Day of February,
                               -----------------------------------------------
                                1997      1998      1999      2000      2001
                               -------  --------  --------  --------  --------
                                 (dollars in thousands, except per share
                                                  data)
Statements of Operations
 Data:
Net sales (1)................  $10,804  $ 22,710  $ 87,745  $190,337  $355,198
Cost of sales................    9,535    20,525    76,919   166,847   302,456
                               -------  --------  --------  --------  --------
  Gross profit (1)...........    1,269     2,185    10,826    23,490    52,742
Operating expenses:
  Sales and marketing (1)....    1,421     5,972    29,407    43,399    57,880
  General and
   administrative............      805     1,623     4,285     7,401    13,575
  Technology and
   development...............      382     1,058     4,646    10,409    11,491
  Amortization of goodwill...      --        --        --        --      1,121
                               -------  --------  --------  --------  --------
    Total operating
     expenses................    2,608     8,653    38,338    61,209    84,067
                               -------  --------  --------  --------  --------
  Operating loss.............   (1,339)   (6,468)  (27,512)  (37,719)  (31,325)
Other income (expense), net..        1      (624)    2,292     2,103     1,932
                               -------  --------  --------  --------  --------
  Net loss before minority
   interest..................  $(1,338) $ (7,092) $(25,220) $(35,616) $(29,393)
Minority interest............      --        --        --        --       (893)
                               -------  --------  --------  --------  --------
  Net loss...................  $(1,338) $ (7,092) $(25,220) $(35,616) $(30,286)
                               =======  ========  ========  ========  ========
  Net loss applicable to
   common stockholders (2)...  $(1,338) $ (7,092) $(26,043) $(35,616) $(30,286)
                               =======  ========  ========  ========  ========
Basic and diluted net loss
 per common share (2)........  $ (0.22) $  (1.07) $  (1.64) $  (1.52) $  (1.01)
                               =======  ========  ========  ========  ========
Weighted average basic and
 diluted common shares
 outstanding (2).............    6,145     6,633    15,886    23,382    29,893
                               =======  ========  ========  ========  ========
Pro forma basic and diluted
 net loss per common
 share (3) (unaudited).......           $ (0.86)  $ (1.24)
                                        ========  ========
Pro forma weighted average
 basic and diluted common
 shares outstanding (3)
 (unaudited).................              8,260    20,312
                                        ========  ========

                                            As of Last Day of February,
                                      -----------------------------------------
                                       1997     1998     1999    2000    2001
                                      -------  -------  ------- ------- -------
                                      (dollars in thousands, except per share
                                                       data)
Balance Sheet and Other Data:
Cash and cash equivalents...........  $    41  $ 7,325  $26,828 $13,293 $21,970
Short term investments..............      --       --    28,735   7,694     --
Working capital (deficit)...........   (1,336)     824   52,854  11,033   9,510
Total assets........................      755   10,940   71,464  52,878  89,705
Capital lease obligations, excluding
 current portion, and other long
 term debt                                 23      136      778     718     389
Redeemable convertible preferred
 stock..............................      --     5,991      --      --      --
Common stock........................       65       67      230     237     317
Total stockholders' equity
 (deficit)..........................  $(1,161) $(3,671) $58,421 $24,520 $41,565
Book value per share(4).............  $ (0.18) $ (0.31) $  2.54 $  1.03 $  1.31
Cash dividends per share............      --       --       --      --      --

   See Notes to Cyberian Outpost Selected Financial Data on next page

Notes to Cyberian Outpost Selected Financial Data
--------

(1) Net sales amounts prior to February 28, 2001 have been reclassified from previous presentations to conform to the requirements of Emerging Issues Task Force ("EITF") Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs" and EITF No. 00-14, "Accounting for Certain Sales Incentives". See note 1(f) to Cyberian Outpost's consolidated financial statements.
(2) See Note 1(k) to Cyberian Outpost's consolidated financial statements included elsewhere herein for an explanation of the determination of the number of common shares used in computing the amount of basic and diluted net loss per common share and net loss applicable to common stockholders.
(3) Pro forma net loss per share has been computed under SFAS No. 128, except that it reflects the assumed conversion of the convertible preferred stock as of the beginning of the earliest period presented or date of issuance, whichever is later. Therefore, the pro forma net loss per share does not include the accretion of or dividends on the Series C Redeemable Convertible Preferred Stock before it converted into common stock upon completion of our initial public offering on August 5, 1998. The pro forma weighted average shares outstanding includes the common stock resulting from the conversion of the convertible stock as of the beginning of the earliest period presented or the date of issuance, whichever is later.
(4) Book value per share is computed by dividing total stockholders' equity by common shares outstanding as of the end of the specific period. Book value at February 28, 1998 assumes that all redeemable convertible preferred stock and convertible preferred stock had been converted to common stock on a 3-to-1 basis.

          UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION

   PC Connection will account for the merger under the purchase method of accounting and will allocate the consideration it pays in the merger to the assets it acquires and the liabilities it assumes based on their fair values. The pro forma adjustments reflected in the following financial statements are preliminary and are based on management's estimates of the value of Cyberian Outpost's tangible and identifiable intangible assets and its liabilities. In addition, PC Connection management is in the process of formulating plans for the integration of Cyberian Outpost into its operations. The financial statement impact of those integration plans are not reflected in the unaudited pro forma financial statements. These plans could result in a material change to the estimates used in the preparation of the pro forma data.

   The merger consideration paid by PC Connection for each share of Cyberian Outpost common stock will vary with Cyberian Outpost's revenue for the three-month period ending August 31, 2001 and the average closing price of PC Connection's common stock over the ten trading days ending four days prior to closing. Details of this computation can be seen under the heading "Structure of the Merger and Conversion of Cyberian Outpost Common Stock" appearing on pages 23 to 25 of this proxy statement/prospectus. The pro forma presentation which follows was prepared assuming that the average closing price of PC Connection's shares was $14.85 and that Cyberian Outpost achieved the maximum revenue level. Refer to note (6) of the unaudited pro forma adjustments and reclassifications which displays the effect of a change in these variables.

   The actual amount of the total consideration per Cyberian Outpost share will be determined upon completion of the merger and may differ from that presented if the assumptions outlined above do not reflect the actual facts on the closing date.

   PC Connection is in the process of engaging a third party to conduct a valuation of the fixed assets and identifiable intangible assets that it anticipates acquiring in the merger in order to appropriately allocate the purchase price amongst the assets purchased and the liabilities assumed. This valuation process is anticipated to be completed prior to the completion of the merger.

   The pro forma financial information does not purport to represent what the consolidated financial position or results of operations actually would have been if the merger in fact had occurred on March 31, 2001 to project the consolidated balance sheet, or as of January 1, 2000 to project the consolidated results of operations. It should be read in conjunction with the historical consolidated financial statements of PC Connection and Cyberian Outpost, including the related notes, and other financial information included in and incorporated by reference into this proxy statement/prospectus.

   The unaudited pro forma financial information does not give effect to any cost savings and other synergies that may result from the merger other than reverse revenues and costs relating to the April 2001 curtailment of Cyberian Outpost's OutpostPRO business to business operations.

   The combined condensed pro forma balance sheet assumes that the merger took place on March 31, 2001 and combines the unaudited balance sheet of PC Connection as of this date with that of Cyberian Outpost's audited balance sheet as of February 28, 2001. The combined condensed pro forma statements of income assume that the merger took place on January 1, 2000 and combines PC Connection's and Cyberian Outpost's results of operations for a twelve-month and a three-month period. PC Connection has historically prepared its financial statements on the basis of a fiscal year ending on December 31. Cyberian Outpost has historically prepared its financial statements on the basis of a fiscal year ending on the last day of February. The statements of operations which follow combine (i) PC Connection's audited results of operations for the year ended December 31, 2000 with Cyberian Outpost's audited results of operations for the year ended February 28, 2001 and (ii) PC Connection's unaudited results of operations for the three months ended March 31, 2001 with Cyberian Outpost's unaudited results of operations for the three months ended February 28, 2001.

   The combined condensed pro forma balance sheet includes financial information for Cyberian Outpost as of February 28, 2001. Since that point in time Cyberian Outpost has continued to record losses. Accordingly, at the time of the consummation of the transaction, it is likely that the fair value of the net assets acquired, exclusive of computed goodwill, will be significantly less than the amounts reflected in the current pro forma financial statements. The impact of such a reduction will be to increase the amount of goodwill recorded on the pro forma balance sheet and to decrease net income or increase net loss recorded on the pro forma income statement.

   As described above, the combined condensed pro forma statement of operations for the three month period ended March 31, 2001 includes the unaudited results of operations of Cyberian Outpost for the three months ended February 28, 2001. Such figures are likely to be updated for the three month period ended May 31, 2001 prior to the consummation of the merger. These three month figures will include the restructuring charge disclosed in Note 12 to Cyberian Outpost's financial statements for the three years ended February 28, 2001, as well as significant overall operating losses.

              Unaudited Combined Condensed Pro Forma Balance Sheet
                                 March 31, 2001
                             (amounts in thousands
                             except per share data)

                                   Historical            Unaudited     Unaudited
                            ------------------------     Pro Forma     Pro Forma
                                PC       Cyberian     Adjustments and
                            Connection    Outpost    Reclassifications Combined
                            ---------- ------------- ----------------- ---------
                                       (February 28,
                                           2001)
          ASSETS
Current Assets:
 Cash and cash
  equivalents.............   $ 49,394    $ 21,970                      $ 71,364
 Accounts receivable,
  net.....................    116,577      15,762           (1,100)(4)  131,239
 Inventories-merchandise..     65,786      15,234             (800)(4)   80,220
 Deferred taxes...........      2,667         --                          2,667
 Income tax receivable....      1,372         --                          1,372
 Prepaid expenses and
  other current assets....      2,390         692                         3,082
                             --------    --------        ---------     --------
  Total current assets....    238,186      53,658           (1,900)     289,944
Property and equipment,
 net......................     29,374      20,580           (5,000)(2)   44,454
                                                              (500)(4)
Deferred taxes............        --          --             5,636 (3)    5,636
Other assets..............        281         243                           524
Goodwill..................      9,334      15,224          (15,224)(1)   12,106
                                                             2,772 (5)
                             --------    --------        ---------     --------
  Total assets............   $277,175    $ 89,705        $ (14,216)    $352,664
                             ========    ========        =========     ========
     LIABILITIES AND
   STOCKHOLDERS' EQUITY
Current Liabilities:
 Current maturities of
  capital lease
  obligations:
 To affiliate.............   $    157                                  $    157
 To third parties.........        --     $    696                           696
 Current maturities of
  long-term debt..........      1,500         --                          1,500
 Accounts payable.........    112,436      37,372                       149,808
 Accrued expense and other
  liabilities.............     10,267       6,080            2,700 (4)   19,047
                             --------    --------        ---------     --------
  Total current
   liabilities............    124,360      44,148            2,700      171,208
 Long-term debt, less
  current liabilities.....        500         --                            500
 Capital lease obligation,
  less current
  maturities:.............
 To affiliate.............      6,751         --                          6,751
 To third parties.........        --          389                           389
 Deferred taxes...........      4,211         --           (4,211)(3)       --
 Other liabilities........        197         --                            197
                             --------    --------        ---------     --------
  Total liabilities.......    136,019      44,537           (1,511)     179,045
                             --------    --------        ---------     --------
Minority interest.........        --        3,603                         3,603
                             --------    --------        ---------     --------
Stockholder's Equity:
 Common stock.............        244         317             (300)(6)      261
 Additional paid-in
  capital.................     71,578     141,172         (112,329)(6)  100,421
 Retained earnings
  (deficit)...............     69,334     (99,924)         (15,224)(1)   69,334
                                                            (5,000)(2)
                                                             9,847 (3)
                                                            (5,100)(4)
                                                             2,772 (5)
                                                           112,629 (6)
                             --------    --------        ---------     --------
  Total stockholder's
   equity.................    141,156      41,565          (12,705)     170,016
                             --------    --------        ---------     --------
  Total liabilities and
   stockholders' equity...   $277,175    $ 89,705        $ (14,216)    $352,664
                             ========    ========        =========     ========
Book value per share......   $   5.78    $   1.31                      $   6.50

Unaudited Pro Forma Adjustments and Reclassifications
(1)  To eliminate Cyberian Outpost goodwill from its earlier acquisition.
(2) To reduce valuation of fixed assets to fair value. The actual adjustment will be based on a third party appraisal.
(3) To recognize deferred tax asset from net operating loss carryforwards of Cyberian Outpost available to combined group.
(4) To recognize the restructuring charge incurred by Cyberian Outpost in April 2001 upon closure of two facilities and a reduction in its work force.
(5) To recognize intangible assets of $2,772 acquired in connection with purchase of Cyberian Outpost by PC Connection. Intangible assets acquired have been computed in the following manner:

   Consideration paid:
    Stock issued (assuming highest base exchange ratio and PC
     Connection stock price of $14.85)................................  $25,860
    Estimated transaction costs.......................................    3,000
                                                                        -------
     Estimated total consideration....................................   28,860
                                                                        -------
   Cyberian Outpost identifiable net assets acquired:
    Historical basis..................................................   41,565
    Less:
      intangibles.....................................................  (15,224)
      asset revaluation...............................................   (5,000)
      April 2001 restructuring charge.................................   (5,100)
    Add: recognition of deferred tax asset from net operating loss
     carry-forwards available to the consolidated group...............    9,847
                                                                        -------
     Total............................................................   26,088
                                                                        -------
   Intangible assets acquired.........................................  $ 2,772
                                                                        =======

(6) To recognize elimination of Cyberian Outpost net equity amounts and issuance of PC Connection common stock in connection with the acquisition. The value of the additional PC Connection common stock issued in connection with this transaction was computed assuming the highest base exchange ratio of 0.055 at a PC Connection common stock price of $14.85.

     Any variation in the exchange ratio or the stock price will yield a different consideration paid value. Should this transpire, certain values in the combined condensed consolidated financial statements will change in the following manner:

  . on the pro forma condensed consolidated balance sheet, amounts ascribed to the deferred tax asset and to the intangible assets acquired could decrease. A 10% change in the value of the consideration paid would, in fact, result in a decrease in intangible assets acquired to $0 and a potential dimunition in value of other long-term assets of approximately $1,000. At least a 10% change in the value of the consideration paid could occur if, for example:

    . the PC Connection stock price remained at $14.85 but the Cyberian Outpost three month sales were to fall to at least $67,400 but less than $71,600; or

    . the PC Connection stock price was to fall to below $14.85 but remain above $12.15 but Cyberian Outpost sales were in excess of $71,000.

  . on the pro forma condensed consolidated income statements, the amount ascribed to intangible amortization would change. If the assumptions employed in the paragraph above were to be used, pro forma net income would be increased by at least $185 and $46 for the twelve-month and three-month period, respectively.

         Unaudited Combined Condensed Pro Forma Statement Of Operations
                   For The Three Months Ended March 31, 2001
                 (amounts in thousands, except per share data)

                                  Historical
                           -------------------------
                                                        Unaudited
                                                        Pro Forma     Unaudited
                               PC        Cyberian    Adjustments and  Pro Forma
                           Connection    Outpost     Reclassification Combined
                           ---------- -------------- ---------------- ---------
                                      (For the three
                                      months  ended
                                      Feb. 28, 2001)
Net sales................   $301,775     $120,918        $(10,733)(4) $409,051
                                                           (2,909)(1)
Cost of sales............    266,450      102,741           7,719 (2)  367,582
                                                           (9,328)(4)
                            --------     --------        --------     --------
 Gross profit............     35,325       18,177         (12,033)      41,469
Selling, general and
 administrative
 expenses................     30,463        4,196          (2,909)(1)   46,236
                                                           23,414 (7)
                                                           (7,719)(2)
                                                           (1,255)(4)
                                                               46 (5)
Sales and marketing......                  20,351         (20,351)(7)
Technology and
 development.............                   3,063          (3,063)(7)
Goodwill amortization....                     625            (625)(3)
Non-recurring charge.....        851          --              --           851
                            --------     --------        --------     --------
 Income (loss) from
  operations.............      4,011      (10,058)            429       (5,618)
Interest expense.........       (377)         --              (73)(7)     (450)
Other, net...............        288          308              73 (7)      669
                            --------     --------        --------     --------
Income (loss) before
 minority interest and
 taxes...................      3,922       (9,750)            429       (5,399)
Minority interest........        --          (413)            --          (413)
                            --------     --------        --------     --------
Income (loss) before
 taxes...................      3,922      (10,163)            429       (5,812)
Income tax benefit
 (taxes).................     (1,489)         --            3,680 (6)    2,191
                            --------     --------        --------     --------
 Net income (loss).......   $  2,433     $(10,163)       $  4,109     $ (3,621)
                            ========     ========        ========     ========
Earnings (loss) per share
 Basic...................   $   0.10     $  (0.32)                    $ (0.14)
                            ========     ========                     ========
 Diluted.................   $   0.10     $  (0.32)                    $ (0.14)
                            ========     ========                     ========
Shares used in
 computation of earnings
 (loss) per share
 Basic...................     24,417       31,669                       26,158
 Diluted.................     24,931       31,669                       26,158

Unaudited Pro Forma Adjustments and Reclassifications

(1) To reclassify Cyberian Outpost advertising revenue from net sales to selling, general and administrative expenses to correspond to PC Connection classification.
(2) To reclassify Cyberian Outpost freight costs from selling, general and administrative expenses to cost of sales to correspond to PC Connection classification.
(3) To reverse goodwill amortization previously recognized by Cyberian Outpost as all intangibles are being revalued in connection with this transaction.

(4) To reverse revenues and costs relating to Cyberian Outpost's OutpostPRO business to business operations that were curtailed in April, 2001. In addition, Cyberian Outpost terminated certain employees from its core operations and terminated a lease. These actions would produce incremental cost reductions of an additional $1,366 for the three month period.
(5) To recognize intangible amortization relating to the acquisition of Cyberian Outpost by PC Connection. The estimated useful life of the intangibles is currently 15 years on a blended basis. This could change subject to final valuation of the intangibles. The Financial Accounting Standards Board is currently contemplating the issuance of a standard that would eliminate the amortization of intangibles with indefinite lives, such as goodwill, subjecting such intangibles to an impairment test only. As described above, PC Connection currently contemplates amortizing its intangibles over a blended life of 15 years. The issuance of the above-mentioned standard will reduce, to some extent, the amortization reflected here.
(6) To recognize adjustment to income taxes assuming that transaction occurred at the beginning of the year. Such adjustment does include consideration that the "goodwill" identified in the transaction will not be deductible for tax purposes since the transaction will be considered "tax free" and accordingly will increase PC Connection's effective income tax rate.
(7)  To reclassify Cyberian Outpost expenses to PC Connection presentation.

         Unaudited Combined Condensed Pro Forma Statement Of Operations
                      For The Year Ended December 31, 2000
                 (amounts in thousands, except per share data)

                                                               Unaudited
                                     Historical                Pro Forma     Unaudited
                          --------------------------------  Adjustments and  Pro Forma
                          PC Connection  Cyberian Outpost  Reclassifications  Combined
                          ------------- ------------------ ----------------- ----------
                                         (for the twelve
                                           months ended
                                        February 28, 2001)
Net sales...............   $1,449,908        $355,198          $(20,757)(4)  $1,775,595
                                                                 (8,754)(1)
Cost of sales...........    1,273,687         302,456           (18,386)(4)   1,578,998
                                                                 21,241 (2)
                           ----------        --------          --------      ----------
  Gross profit..........      176,221          52,742           (32,366)        196,597

Selling, general and
 administrative
 expenses...............      123,972          13,575            (8,754)(1)     174,502
                                                                 69,371 (7)
                                                                (21,241)(2)
                                                                 (2,606)(4)
                                                                    185 (5)
Sales and marketing.....                       57,880           (57,880)(7)
Technology and
 development............                       11,491           (11,491)(7)
Amortization of
 goodwill...............                        1,121            (1,121)(3)
                           ----------        --------          --------      ----------
  Income (loss) from
   operations...........       52,249         (31,325)            1,171          22,095
Interest expense........       (2,086)                             (391)(7)      (2,477)
Other, net..............          589           1,932               391 (7)       2,912
                           ----------        --------          --------      ----------
Income (loss) before
 minority interest and
 taxes..................       50,752         (29,393)            1,171          22,530
Minority interest.......          --             (893)              --             (893)
                           ----------        --------          --------      ----------
Income (loss) before
 taxes..................       50,752         (30,286)            1,171          21,637
Income taxes............      (19,289)            --             10,997 (6)      (8,292)
                           ----------        --------          --------      ----------
  Net income (loss).....   $   31,463        $(30,286)         $ 12,168      $   13,345
                           ==========        ========          ========      ==========
Earnings (loss) per
 share
 Basic..................   $     1.31        $  (1.01)                       $     0.52
                           ==========        ========                        ==========
 Diluted................   $     1.23        $  (1.01)                       $     0.49
                           ==========        ========                        ==========


Shares used in
 computation of earnings
 (loss) per share:
 Basic..................       24,054          29,893                            25,795
 Diluted................       25,572          29,893                            27,313

Unaudited Pro Forma Adjustments and Reclassifications

(1) To reclassify Cyberian Outpost advertising revenue from net sales to selling, general and administrative expenses to correspond to PC Connection classification.
(2) To reclassify Cyberian Outpost freight costs from selling, general and administrative expenses to cost of sales to correspond to PC Connection classification.
(3) To reverse goodwill amortization previously recognized by Cyberian Outpost as all intangibles are being revalued in connection with this transaction.

(4) To reverse revenues and costs relating to Cyberian Outpost's OutpostPRO business to business operation that was curtailed in April, 2001. In addition, Cyberian Outpost terminated certain employees from its core operations and terminated a lease. These actions will produce incremental cost reductions of an additional $4,316 for the year.
(5) To recognize intangible amortization relating to the acquisition of Cyberian Outpost by PC Connection. The estimated useful life of the intangibles is currently 15 years on a blended basis. This could change subject to final valuation of the intangibles. The Financial Accounting Standards Board is currently contemplating the issuance of a standard that would eliminate the amortization of intangibles with indefinite lives, such as goodwill, subjecting such intangibles to an impairment test only. As described above, PC Connection currently contemplates amortizing its intangibles over a blended life of 15 years. The issuance of the above-mentioned standard will reduce, to some extent, the amortization reflected here.
(6) To recognize adjustment to income taxes assuming that transaction occurred at the beginning of the year. Such adjustment does include consideration that the "goodwill" identified in the transaction will not be deductible for tax purposes since the transaction will be considered "tax free" and accordingly will increase PC Connection's effective income tax rate.
(7)  To reclassify Cyberian Outpost expenses to PC Connection presentation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
       FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CYBERIAN OUTPOST

   The following discussion and analysis of Cyberian Outpost's financial condition and results of operations should be read in conjunction with Cyberian Outpost's financial statements and the notes to those statements appearing elsewhere in this proxy statement/prospectus.

Overview

   Cyberian Outpost, established in 1995, has two primary areas of focus for its business: an industry-leading business-to-consumer retail website located at www.Outpost.com; and eBusiness Services, which provides end-to-end online commerce solutions for other retailers, manufacturers and Web sites.

   Cyberian Outpost is a global Internet retailer featuring over 175,000 consumer technology and related products for the home and office. Cyberian Outpost's online website features computers and accessories, software, consumer electronics, cameras, and other high end consumer products for domestic and international customers. The online store features: an easy to navigate, intuitive interface, extensive product information, powerful search capabilities, competitive pricing and a flexible return policy, including pick-up from any location in the U.S.

   Although Cyberian Outpost has grown rapidly since inception in 1995, it continues to incur significant net losses. As of April 30, 2001, Cyberian Outpost had cash and cash equivalents of approximately $4.7 million, which Cyberian Outpost believes will last until approximately August 2001. In April 2001, Cyberian Outpost initiated a restructuring plan to reduce costs and conserve cash. The restructuring included refocusing of Cyberian Outpost's core retailing business to only the business-to-consumer sector. The refocus included the significant curtailment of the operations of its OutpostPRO (business-to-business) retailing operation, termination of all OutpostPRO employees and the discontinuation of offering product sales to business customers under Cyberian Outpost's former 30 day credit policy. Cyberian Outpost has also reduced its marketing, web site development, technology and operating infrastructure development budgets, reduced staffing levels, and is in the process of terminating facility leases. Cyberian Outpost believes, however, that it will continue to incur substantial operating losses in the near term. Cyberian Outpost's management has focused on attempting to obtain the necessary capital to maintain its operations and seeking to arrange financing, and explore strategic alternatives, including a possible sale or merger transaction. There can be no assurance, however, that Cyberian Outpost will be able to obtain additional financing or complete a sale or merger transaction on terms that are favorable to Cyberian Outpost and its shareholders, or at all. In addition, on April 23, 2001, Cyberian Outpost received a notice from Nasdaq that it had 90 days to regain compliance with the Nasdaq minimum closing bid price requirement or it would be delisted. These matters raise substantial concerns about Cyberian Outpost's ability to continue as a going concern.

Results of Operations

   The following table sets forth certain items from the statement of operations data as a percentage of net sales for the periods indicated:

                                                            Years Ended
                                                   -----------------------------
                                                   2/28/2001 2/29/2000 2/28/1999
                                                   --------- --------- ---------
Net Sales.........................................   100.0 %   100.0 %   100.0 %
Cost of sales.....................................    85.2      87.7      87.7
                                                     -----     -----     -----
    Gross profit..................................    14.8      12.3      12.3
Operating expenses:
 Sales and marketing..............................    16.3      22.8      33.5
 General and administrative.......................     3.8       3.9       4.9
 Technology and development.......................     3.2       5.4       5.3
 Amortization of goodwill.........................     0.3       --        --
                                                     -----     -----     -----
 Total operating expenses.........................    23.6      32.1      43.7
                                                     -----     -----     -----
 Operating loss...................................    (8.8)    (19.8)    (31.4)
Other income, net.................................     0.5       1.1       2.6
                                                     -----     -----     -----
    Net loss before minority interest.............    (8.3)    (18.7)    (28.8)
Minority interest.................................    (0.2)      --        --
                                                     -----     -----     -----
    Net loss......................................    (8.5)%   (18.7)%   (28.8)%

Year Ended February 28, 2001 Compared to the Year Ended February 29, 2000

 Net Sales

   Net sales are comprised of product sales net of provisions for estimated returns and allowances. Net sales also include shipping revenue, advertising revenue derived from vendors that pay for promotional placements on Cyberian Outpost's Web site, and site management fees for hosting and managing partners' Web sites. Product sales are comprised of computers and accessories, software, consumer electronics, cameras, and other high end consumer and business products. Product sales are recognized as revenue when the products are shipped to customers. Cyberian Outpost records a reserve for estimated sales returns at the time of shipment based on historical return rates. The majority of net sales are merchandise to customers using credit cards. The remainder of net sales consists of product sales to customers that are invoiced directly under credit terms, vendor advertising and partner site management fees. Subsequent to year end, Cyberian Outpost ceased granting credit to business customers in conjunction with its restructuring plan (refer to note 12 of the consolidated financial statements).

   As discussed under "Liquidity and Capital Resources," to the extent Cyberian Outpost is buying inventory from vendors other than PC Connection, such purchases are being made on a cash basis. This is expected to have a negative impact on sales in future quarters as Cyberian Outpost may not be able to stock adequate amounts of inventory. This will also likely have a negative impact on Cyberian Outpost's gross margin as it may not be able to take advantage of certain volume discounts.

   Net sales increased by $164.9 million to $355.2 million in fiscal 2001 from $190.3 million in fiscal 2000. This increase was primarily a result of increases in new customer sales, new sales from September 8, 2000 through February 28, 2001 from the acquisition of CMPExpress.com on September 8, 2000, repeat purchases from existing customers, the introduction of new product lines and increased revenue from advertising sales, shipping revenue and site management fees. At the end of fiscal 2001, Cyberian Outpost had approximately
1.3 million customer accounts. International sales represented approximately 5% of net sales in fiscal 2001 compared to approximately 8% in fiscal 2000. The decrease in international sales was primarily the result of focusing marketing and promotional activities on the domestic market.

 Cost of Sales and Gross Profit

   Cost of sales consists of the product cost of the merchandise sold. Cost of sales increased by $135.6 million to $302.5 million in fiscal 2001 from $166.9 million in fiscal 2000. This increase was primarily the result of an increase in product sales volume. Gross profit increased by $29.3 million to $52.7 million in fiscal 2001 from $23.4 million in fiscal 2000. This increase was a result of growth in revenues from product sales, advertising sales, shipping revenues, eBusiness Services and improved margins on those revenues. As a percentage of net sales, cost of sales decreased to 85.2% from 87.7% and gross profit increased to 14.8% from 12.3% in fiscal 2001 and fiscal 2000, respectively. The decrease in the cost of sales percentage and the increase in gross profit is attributable to higher margins from existing product lines, introduction of new and higher margin product lines, shipping revenues and fees from eBusiness Services.

   As discussed under "Liquidity and Capital Resources" to the extent Cyberian Outpost is buying inventory from vendors other than PC Connection, such purchases are being made on a cash basis. This will likely have a negative impact on Cyberian Outpost's gross margin as it may not be able to take advantage of certain volume discounts.

 Operating Expenses

   Operating expenses consist of sales and marketing expenses, general and administrative expenses, technology and development expenses and amortization of goodwill.

   Cyberian Outpost expects its operating expenses to be negatively impacted in the first quarter of Fiscal 2002 due to its current liquidity situation as well as its restructuring plan as discussed in Notes 2 and 12 of Cyberian Outpost's Consolidated Financial Statements, included elsewhere in this proxy statement/prospectus. This will include a restructuring charge currently estimated at $5.1 million and an impairment to goodwill of approximately $15.2 million.

   Operating expenses for the year ended February 28, 2001 are further described as follows:

   Sales and Marketing. Sales and marketing expense consists primarily of three components:

   Direct Selling Expenses. These expenses consist primarily of shipping expense, contract warehouse fulfillment expense and bank and credit card fees.

   Advertising and Promotional Costs. This consists of the expenses relating to both online and offline advertising designed to build the Outpost.com brand, increase customer awareness and drive traffic to the Web site. The types of expenses incurred include fees paid to search engines to more prominently feature Outpost.com products, fees paid to affiliates to refer customers to Cyberian Outpost's Web site, costs to design and send personalized direct marketing email campaigns, the costs associated with maintenance of email customer lists, as well as, to a lesser extent, amounts paid for traditional offline advertising.

   Sales, Marketing and Customer Service Personnel Costs. This includes the salaries and benefits paid to sales, marketing and customer service personnel and the incidental expenses incurred during the course of their business. Cyberian Outpost does not allocate any material amount of common expenses to Sales and Marketing.

   Sales and marketing expenses increased by $14.5 million to $57.9 million in fiscal 2001 from $43.4 million in fiscal 2000. As a percentage of net sales, sales and marketing expense decreased to 16.3% in fiscal 2001 from 22.8% in fiscal 2000. The increase in absolute dollars was primarily the result of an increase in customer service personnel and the variable direct selling expenses described above. The decrease as a percentage of net sales resulted from Cyberian Outpost's ability to leverage sales and marketing expenses such that net sales increased at a higher rate than those expenses.

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   General and Administrative. General and administrative expense includes administrative, finance, purchasing, and business development personnel and related costs, depreciation of furniture, office equipment and leasehold improvements, general office expenses, as well as professional fees. General and administrative expense increased by $6.2 million to $13.6 million in fiscal 2001 from $7.4 million in fiscal 2000. As a percentage of net sales, general and administrative expense decreased to 3.8% in fiscal 2001 from 3.9% in fiscal 2000. The dollar increase in general and administrative expense was due to the increases in both executive and administrative personnel, office expenses associated with such personnel, depreciation, and professional and consulting fees. The percentage decrease was the result of Cyberian Outpost's ability to increase revenue without a commensurate increase in corporate expenses.

   Technology and Development. Technology and development expense includes depreciation of hardware and software, systems personnel and related costs, software support, communications expenditures, maintenance on technology development and Web site hosting. Technology and development expense increased by $1.1 million to $11.5 million in fiscal 2001 from $10.4 million in fiscal 2000. As a percentage of net sales, technology and development expense decreased to 3.2% in fiscal 2001 from 5.4% in fiscal 2000. As Cyberian Outpost has expanded, it has added additional hardware, systems and software. As such, the dollar increases in technology and development expense is attributable to increased depreciation, maintenance costs and systems costs on hardware and software. The percentage decrease resulted from Cyberian Outpost's ability to leverage technology and development expenses such that net sales increased at a higher rate than those expenses. In accordance with SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and Emerging Issues Task Force 00-10 "Web Site Development Costs", Cyberian Outpost capitalized development related technology activities of approximately $6.4 million in fiscal 2001.

   Amortization of Goodwill. Amortization of goodwill consists of amortization of goodwill incurred in connection with Cyberian Outpost's September 8, 2000 acquisition of CMPExpress.com, Inc., a private Internet retailer of technology products to medium and large businesses. This acquisition was accounted for under the purchase method of accounting for business combinations with goodwill amortized over seven years. On April 13, 2001, in light of our need for additional liquidity, Cyberian Outpost announced a restructuring of the consolidated business (see note 12 of the consolidated financial statements). The impact of the restructuring resulted in the significant curtailment of the OutpostPRO business. Accordingly, an impairment charge of approximately $15.2 million will be taken in the first quarter ending May 31, 2001.

 Other Income, Net

   Other income, net consists of interest income earned on short term investments and overnight investments of cash balances in money market accounts, offset by interest expense primarily attributable to lease financing agreements. Other income, net decreased by $0.2 million to $1.9 million in fiscal 2001 from $2.1 million in fiscal 2000. These changes were primarily a result of lower short term investment balances during fiscal 2001 compared to fiscal 2000.

 Minority Interest

   Minority interest consists of the joint venture partner's share (Tweeter Home Entertainment Group, Inc.) of the net income of Tweeter@Outpost.com, LLC. As a result of an amendment to the joint venture operating agreement, the results of the joint venture were consolidated as of March 1, 2000. The minority interest in income equaled $893,000 in fiscal 2001, reflecting profitable operations of the joint venture.

 Net Loss

   As a result of the foregoing factors, Cyberian Outpost incurred a net loss of $30.3 million in fiscal 2001 compared to a net loss of $35.6 million in fiscal 2000. As a percentage of net sales, net loss declined to 8.5% in fiscal 2001 compared to 18.7% in fiscal 2000.


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

   Cyberian Outpost expects its net loss to be significant in the first quarter of fiscal 2002 due to its current liquidity situation as well as its restructuring plan as disclosed in Notes 2 and 12 of Cyberian Outpost's Consolidated Financial Statements, included elsewhere in this proxy statement/prospectus. This trend will likely continue so long as Cyberian Outpost continues to be required to purchase inventory on a cash basis.

Year Ended February 29, 2000 Compared to the Year Ended February 28, 1999

 Net Sales

   Net sales increased by $102.6 million to $190.3 million in fiscal 2000 from $87.7 million in fiscal 1999. This increase was primarily a result of increases in our customer base and repeat purchases from existing customers. At the end of fiscal 2000, Cyberian Outpost had approximately 630,000 customer accounts. International sales represented approximately 8% of net sales in fiscal 2000 compared to approximately 14% in fiscal 1999. This decrease was primarily a result of an increase in domestic sales attributable to the development and implementation of certain domestic marketing programs during fiscal 2000.

 Cost of Sales and Gross Profit

   Cost of sales increased $89.9 million to $166.8 million in fiscal 2000 from $76.9 million in fiscal 1999. This increase was primarily the result of an increase in product sales volume. Gross profit increased by $12.7 million to $23.5 million in fiscal 2000 from $10.8 million in fiscal 1999. This increase was a result of growth in revenues and improved margins on those revenues. As a percentage of net sales, gross profit remained constant at 12.3% in fiscal 2001 and fiscal 2000, respectively.

 Sales and Marketing

   Sales and marketing expenses increased by $14.0 million to $43.4 million in fiscal 2000 from $29.4 million in fiscal 1999. The increase in absolute dollars is primarily the result of an increase in variable direct selling expenses. As part of its TruePrice program Cyberian Outpost provided free overnight shipping on most purchases. Therefore, this expense increased with additional sales volume. As a percentage of net sales, sales and marketing expense decreased to 22.8% in fiscal 2000 from 33.5% in fiscal 1999. The percentage decrease resulted from Cyberian Outpost's ability to leverage sales and marketing expenses such that net sales increased at a higher rate than those expenses.

 General and Administrative

   General and administrative expense increased by $3.1 million to $7.4 million in fiscal 2000 from $4.3 million in fiscal 1999. The dollar increase in general and administrative expense was due to the increases in both executive and administrative personnel, office expenses associated with such personnel, depreciation, and professional and consulting fees. As a percentage of net sales, general and administrative expense decreased to 3.9% in fiscal 2000 from 4.9% in fiscal 1999. This percentage decrease was due to Cyberian Outpost's ability to increase revenue without a commensurate increase in corporate expenses.

 Technology and Development

   Technology and development expense increased by $5.8 million to $10.4 million in fiscal 2000 from $4.6 million in fiscal 1999. The dollar increases in technology and development expense were primarily a result of increased depreciation, systems and software upgrades and enhancements required to support the growth in visitors to Outpost.com's Web site, as well as increases in systems personnel to maintain and improve Outpost.com's Web site and technology infrastructure. As a percentage of net sales, technology and development expense increased to 5.4% in fiscal 2000 from 5.3% in fiscal 1999. These increases were primarily a result of increased depreciation, systems and software upgrades and enhancements required to support the growth in visitors to Outpost.com's Web site, as well as increases in systems personnel to maintain and improve Outpost.com's Web site and technology infrastructure.

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

 Other Income, Net

   Other income, net consists of interest income Cyberian Outpost earned on short term investments and overnight investments of its cash balances in money market accounts and equity in the net income of Tweeter@Outpost.com, LLC, offset by interest expense attributable to lease financing agreements. Other income, net decreased by $0.2 million to $2.1 million for the year ended February 29, 2000 from $2.3 million for the year ended February 28, 1999 primarily as a result of lower interest income because of lower short term investment balances during the year.

 Net Loss

   As a result of the foregoing factors, Cyberian Outpost incurred a net loss of $35.6 million in fiscal 2000 compared to a net loss of $25.2 million in fiscal 1999.

Liquidity and Capital Resources

   At February 28, 2001, the total cash and short term investment balance was $22.0 million compared to $21.0 million at February 29, 2000. As of April 30, 2001, Cyberian Outpost had a total cash and short term investment balance of $4.7 million.

 Cash Inflows and Outflows

   Details of the cash inflows and outflows are as follows:

   Operating Activities: Cash of $23.1 million was used to fund operations during fiscal 2001. During this period, the principal operating cash requirements were to fund a net loss of $30.3 million, increases in inventories of $1.8 million, and increases in accounts receivable of $6.8 million, partially offset by a net increase in accounts payable and accrued expenses of $7.1 million. The increase in accounts receivable represents an increase in on-account credit sales to small and large businesses, college and university customers and an increase in credit card sales outstanding as these funds are not immediately received from the credit card processors as well as the increase in receivables from Web site advertisers and business partners. The increases in inventories and accounts payable were the result of increased purchasing and sales growth during the course of the fiscal year.

   Investing Activities: Cash of $1.2 million was used for investing activities during fiscal 2001. This consists of proceeds from the sales and maturities of short term investments of $28.7 million and cash acquired from the consolidation of the Tweeter joint venture of $5.7 million, offset by purchases of short term securities of $21.0 million and purchases of property and equipment of $14.6 million.

   Financing Activities: Cash of $33.0 million was generated from financing activities during fiscal 2001. Financing activities included proceeds from issuance of common stock of $35.3 million, offset by a repayment of a line of credit of $1.6 million associated with the CMPExpress acquisition and repayment of capital lease obligations in the amount of $655,000.

 Cash, Cash Equivalents and Commitments

   As of February 28, 2001, there was $22.0 million in cash and cash equivalents compared to $13.3 million at February 29, 2000. As of April 30, 2001, Cyberian Outpost had $4.7 million in cash and cash equivalents.

   As of February 28, 2001, material capital commitments consisted of $1.1 million in obligations outstanding under capital leases and other long term debt.

   On March 10, 2000, a private equity placement was completed and 4,702,900 shares of common stock were issued to institutional investors at a price of $7.87 per share. Cyberian Outpost received proceeds of approximately $35.3 million, net of the underwriting discounts and offering expenses.

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

   As of February 28, 2001, Cyberian Outpost had a "flooring" credit agreement with Deutsche Financial Services Corporation ("DFS") with a credit limit of $20.0 million. Pursuant to this agreement, DFS, at its option, extended credit to Cyberian Outpost from time to time to purchase inventory from DFS approved vendors. The approved vendors invoiced DFS for these purchases and DFS then invoiced Cyberian Outpost. Cyberian Outpost was required to pay DFS on certain due dates. If payment was made after the required due date, Cyberian Outpost incurred an interest penalty of up to the prime rate plus 6.5%. A pledge of all assets, including a specific pledge of $12 million in a cash instrument, secured this credit facility. Assets excluded from this pledge included Apple Computer products. This arrangement between Apple, DFS and Outpost.com is further described below. For the years ended February 28, 2001 and February 29, 2000, there was an outstanding balance of $9.2 million and $8.5 million, respectively, under this facility. These amounts are included in accounts payable. Subsequent to year end, Cyberian Outpost attempted to renegotiate the terms of this agreement but was unable to negotiate terms with DFS that Cyberian Outpost found to be satisfactory. As a result, Cyberian Outpost terminated its agreement with DFS on April 20, 2001 in order to release the assets pledged under the DFS agreement. In connection with the termination, Cyberian Outpost repaid the $8.1 million outstanding balance.

   Cyberian Outpost is delinquent in paying incurred trade and other debt with vendors and business partners. Cyberian Outpost offered interim payments of 24% of the amounts owed as of April 20, 2001. Cyberian Outpost agreed to make these interim payments in 6 weekly payments of 4% each beginning on April 20, 2001 and each successive Friday thereafter until May 25, 2001. Cyberian Outpost has made five of the 4% payments to date. Cyberian Outpost has not made the payment due on May 25, 2001. Further, Cyberian Outpost has reached no agreement with its creditors regarding the remaining past due balances after the above mentioned payments have been applied. Cyberian Outpost is currently buying inventory from vendors, other than PC Connection, on a cash basis. PC Connection has also agreed to pay all past due amounts to Cyberian Outpost's vendors and creditors upon completion of the merger.

   On August 9, 2000, a Collateral Subordination Agreement was entered into between Apple Computer, Inc., DFS and Cyberian Outpost. This was done for the purpose of securing a direct credit facility with Apple. Under the terms of the Collateral Subordination Agreement, Apple has been granted a security interest in certain assets.

   In February 2001, Cyberian Outpost engaged Dain Rauscher Wessels to assist Cyberian Outpost with respect to exploring strategic alternatives. Subsequent to year end, Cyberian Outpost has also taken steps to improve operating results and conserve cash, including the termination of 110 employees, the closing of its leased facilities in Tom's River, New Jersey and Bethel, Connecticut, and the curtailment of the OutpostPRO business. Cyberian Outpost has been unable to secure satisfactory terms for working capital financing or raise additional capital to fund future operations. Cyberian Outpost believes that its current cash and cash equivalents will be sufficient to meet its capital needs only through August 2001. These matters raise substantial doubt about Cyberian Outpost's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability of assets that might be necessary should Cyberian Outpost be unable to continue as a going concern.

   In addition, on April 23, 2001, Cyberian Outpost received a notice from the Nasdaq National Market that its common stock had failed to maintain the required minimum closing bid price of $1.00 for a period of 30 consecutive trading days. As a result, Nasdaq has provided Cyberian Outpost 90 calendar days, or until July 20, 2001, to regain compliance with this requirement or be delisted from trading. In order to regain compliance, the closing bid price of the common stock must stay above $1.00 for 10 consecutive trading days. If Cyberian Outpost is unable to regain compliance with this requirement during this time period, and any appeal to Nasdaq for relief from this requirement is unsuccessful, Cyberian Outpost's common stock will be delisted from trading by the Nasdaq National Market. If this were to happen, trading in Cyberian Outpost's common stock would decrease substantially, or cease altogether, the market price of the common stock may decline further,

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

potentially to zero, and stockholders may lose some or all of their investment. Furthermore, delisting of Cyberian Outpost's common stock from the Nasdaq National Market would inhibit, if not preclude, Cyberian Outpost's ability to raise additional working capital on acceptable terms, if at all.

Quantitative and Qualitative Disclosures About Market Risk

   We did not have any derivative financial instruments as of February 28, 2001. However, we are exposed to interest rate risk. We employ policies and procedures to manage our exposure to changes in the market risk and our cash equivalents. We believe that the market risk arising from holdings of our financial instruments is not material.

Recent Accounting Pronouncements

   Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivatives and hedging activities. In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to SFAS No. 133. These statements require that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Cyberian Outpost adopted these standards on March 1, 2001. These new statements are not expected to have a material effect on the consolidated financial position, results of operations or cash flow of Cyberian Outpost in the first quarter of 2002.

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                          BUSINESS OF CYBERIAN OUTPOST

Overview

   Cyberian Outpost is a leading global Internet-only retailer featuring over 175,000 consumer technology and related products for the home and office. As of May 30, 2001, there were approximately 1.3 million Cyberian Outpost customers world-wide, the majority of which have shopped at Outpost.com during the last 24 months. Cyberian Outpost's online "superstore" at www.Outpost.com provides one-stop shopping for domestic and international customers, 24 hours a day, seven days a week. The superstore features computers and accessories, software, consumer electronics, cameras, and other high end consumer products. Cyberian Outpost works with the computer industry's foremost suppliers and is an authorized Internet reseller for most leading manufacturers including IBM, Apple, Compaq, Sony, Hewlett Packard, Acer and Toshiba. Cyberian Outpost also sells software for leading publishers including Microsoft, Symantec, Adobe, Apple Software and Intuit. Additionally, Cyberian Outpost offers downloadable software and online licensing. Cyberian Outpost also offers a full range of consumer electronics in the Tweeter.Outpost.com store and unique and innovative consumer products in the www.Brookstone.com store. Cyberian Outpost's online store features:

  .  an easy to navigate, intuitive interface;

  .  extensive product information;

  .  powerful search capabilities;

  .  competitive pricing; and

  . a flexible returns policy including pick-up from any location in the U.S.

   Outpost.com has been named the top-rated consumer shopping experience on the Web by the on-line shopper's rating service Bizrate.com, receiving the "Circle of Excellence Award" for Holiday 2000. Cyberian Outpost also received the 1999, 2000 and 2001 #1 PowerRanking for Computing by Forrester Research. In addition to the retail business, Outpost.com also currently sells, on a credit card payment basis, technology products to medium and large size businesses.

   Cyberian Outpost also provides eBusiness Services that offer end-to-end e-commerce solutions for a variety of partners. These services include Web site design and hosting, product merchandising, and order processing and fulfillment. Current eBusiness Services clients include leading retailers Brookstone, Inc. (Nasdaq: BKST) and Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR). eBusiness Services leverage Cyberian Outpost's investment in operating systems and facilities to generate new product and service revenue streams.

   Cyberian Outpost has grown rapidly since it was started in 1995. Net sales increased from $1.9 million for our fiscal year ended February 29, 1996 to $355 million for our fiscal year ended February 28, 2001. In addition, of the approximately 1.3 million individual customers in over 258 countries who have purchased from Cyberian Outpost since it started, over half of the customer base was added during the last 12 months.

   Cyberian Outpost's business model takes advantage of the unique characteristics of the Internet, which has become an increasingly significant global medium for commerce, communication and information. Cyberian Outpost believes that growth in Internet usage has been fueled by a number of factors including:

  . a large and growing installed base of PCs and Internet devices in the workplace and home;

  . advances in the performance and speed of PCs, Internet devices and modems;

  .  improvements in network infrastructure;

  .  easier and cheaper access to the Internet; and

  .  increased awareness of the Internet.

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Our Market Opportunity

   The Internet retailing industry is characterized by a number of factors which present unique challenges to retailers including the limited availability of many of the top-selling products across a broad array of categories, rapid product obsolescence and continuous new product introductions. Cyberian Outpost believes that the unique flexibility of e-tailing enables it to fully address these challenges in order to take full advantage of the growing worldwide market for consumer technology, computer hardware and software.

   Cyberian Outpost understands the key business challenges of the Internet retailing industry and uses this unique environment to address those challenges. The Outpost.com online superstore was created to provide retail consumers and small businesses with a convenient, compelling and enjoyable shopping experience in a Web-based retail environment. Key attributes of our business include:

   Efficient economics of our "virtual" store. As an Internet-only merchant, Cyberian Outpost enjoys structural economic advantages that it believes will ultimately allow it to achieve greater operating margins relative to traditional computer retailers. These advantages include low-cost unlimited "shelf space"; lower personnel requirements; scaleable technology; and the ability to serve a global customer base from a single, domestic location.

   Broad array of product offerings. The unlimited, low-cost "shelf space", allows Cyberian Outpost to offer more than 175,000 consumer technology and related products including, computers and accessories, software, cameras and home electronic products (televisions, DVD players, VCRs and high end audio electronics), for both home and office use. Cyberian Outpost carries products from the industry's foremost developers and manufacturers and is an authorized Internet reseller for many leading vendors for both their consumer and commercial product lines.

   The ability to reach a global customer base. The global reach of the Internet allows Cyberian Outpost to deliver a broad selection of products to customers in international, rural or other locations that cannot support large scale physical stores or to which catalogs cannot be easily or cost effectively distributed.

   The availability of value-added online content. To assist customers, valuable information, including extensive product descriptions, is available on the Web site and through the free email newsletter.

   Convenient 24-hour shopping. The online superstore which is available 24 hours a day, seven days a week, features sophisticated browsing and search technology.

Business Strategy

   Cyberian Outpost has strived to become an e-commerce market leader for the Internet retail sale of a broad array of consumer technology and related products for consumers and businesses, and to provide e-commerce solutions for a large cross section of businesses that have the need to implement an e-commerce strategy.

eBusiness Services--eBS

   Through eBusiness services, Cyberian Outpost has developed relationships with some of the country's premier retailers and built alliances with established Internet brands. Cyberian Outpost began its "Clicks & Mortar" partnership strategy in 1999 by combining forces with Tweeter Home Entertainment Group, Inc. in a joint venture company to sell consumer electronics on the Internet. This type of relationship has allowed Cyberian Outpost to develop and provide either end-to-end co-branded or private label sites. These partnerships include:

   Tweeter@Outpost.com: This site combines the strengths of two companies dedicated to providing unparalleled customer service and offers elite brands of consumer electronics products to customers that shop

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on the Web. Tweeter Home Entertainment Group, Inc. operates 96 top quality merchandise stores throughout the United States.

   Innovations By Brookstone: Brookstone, Inc. of Nashua, NH, with over 200 stores nationwide, is known for creating and marketing innovative products that appeal to the strong demographic customer base Outpost.com attracts. Brookstone is an eBS client.

   Cyberian Outpost has also focused its efforts on developing lasting e-commerce relationships with established Internet companies. These relationships give Cyberian Outpost access to a broad audience. Through the retail partnerships and e-commerce relationships, Cyberian Outpost now has relationships with a diverse group of leading retailers who give it access to approximately 300 U.S. storefronts.

Our Web Site

   Cyberian Outpost believes its attractive, intuitive and easy-to-shop online superstore delivers a superior shopping experience and provides a competitive advantage for its customers. Browsing, shopping and check-out are simple and straightforward. As with a physical retail store, customers can browse the departments of the store, search for specific needs, look at promoted products, obtain product information, order products and ask for customer service. In contrast to a physical retail store, the consumer can look at over 175,000 products and accomplish the shopping experience in the comfort and convenience of his or her home or office. The key features of Cyberian Outpost's online store include:

   Browsing. Browsing is very simple at Cyberian Outpost. Products have been categorized into tabs, departments and sub-departments. Cyberian Outpost has also developed a series of tabs that are dedicated to products brought to it by its partners. A convenient store map lists all of the departments and product categories. By clicking on the tab or department name, the consumer can quickly target products of interest. Permanent categories, such as Computers, Games, Electronics by Tweeter and Innovations by Brookstone, are dedicated stores displayed with tabs.

   Searching. A primary feature of the Outpost.com Web site is its interactive search engine. Cyberian Outpost provides a selection of search tools that allows customers to find items based on pre-selected criteria such as product type, platform, manufacturer or publisher. Customers are also able to use more complex and precise search tools such as search queries.

   Checkout. To purchase a product, a customer can simply click on a button to add the product to their virtual shopping cart. Just as in a physical store, a customer may add and/or subtract products as they browse through our merchandise prior to making a final purchase decision. Once a customer is finished shopping and clicks on the "Proceed to Checkout" button, we feature a simple three-step checkout process. To complete the checkout process the customer simply:

  .  enters his or her billing and shipping information;

  . reviews the merchandise being purchased and chooses from the different shipping options; and

  .  enters credit card information for payment.

   Once the checkout process is complete, the customer then clicks the "Submit Order" button. Customers may also set up an Express Account with us using the "Remember Me" feature with their email address and a password for quick checkouts on return shopping trips.

   Advertising. Many feature locations on the home page and throughout the store are available to advertisers wishing to increase their Internet presence and target Cyberian Outpost's sophisticated user base. The in-store promotional banners advertise a variety of Cyberian Outpost's manufacturers' and publishers'

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products on a continual basis. Additional promotional opportunities are available throughout the store in the form of sponsorships of products in specialty shops, manufacturer showcases, featured product spots, targeted email offers, and banners and buttons for special offers.

   Merchandising. Cyberian Outpost actively works with manufacturers to create special bundles of products and to secure special offers exclusively for its customers. Such specials are featured prominently throughout Outpost.com's Web site. Weekly, seasonal, holiday and special promotions are displayed on banners or tabs and can also be targeted directly to interested customers via email.

   Product Information. Detailed product information is provided throughout the store. After selecting a product, the customer is supplied with a comprehensive description, system requirements, product packaging and pricing information. One of the unique advantages of an Internet retail store is the ability to interweave editorial content and product information. Cyberian Outpost has a team of writers that creates product information and other content for the site. Cyberian Outpost believes that fresh and entertaining content adds to the customer experience, increases conversion rate (the number of visitors to the site who make purchases) and differentiates Cyberian Outpost from other online retailers. Throughout the store "advisors" help customers choose the correct components needed for their individual system, such as laptop batteries, cables and memory upgrades.

Our Customers

   Since inception, the customer base has grown dramatically. As of February 28, 1998, the number of customers who had made a purchase from Cyberian Outpost was 81,000. Since that date, the number of customers grew as follows:

  .  to 280,000 customers for the fiscal year ended February 28, 1999;

  .  to 630,000 customers for the fiscal year ended February 29, 2000; and

  .  to 1,300,000 customers for the fiscal year ended February 28, 2001.

Marketing

   Cyberian Outpost's marketing strategy is to promote and increase brand awareness, cost effectively acquire new customers, build customer loyalty, promote repeat purchases and increase market share. This strategy is being implemented through the following channels:

  . advertising on leading Web sites and through traditional media channels worldwide;

  . employing customer relationship marketing to retain existing and to attract potential new customers;

  .  developing e-commerce vertical integrations with selected partners; and

  .  optimizing the affiliates network.

   Cyberian Outpost believes that the use of multiple marketing channels reduces reliance on any one source of customers, lowers customer acquisition costs and maximizes brand awareness.

   Online and Traditional Advertising. Cyberian Outpost has implemented a broad- based, multi-media advertising campaign that includes both online and traditional advertising, designed to drive high-value traffic to our Web site. Cyberian Outpost's current online advertising focuses on a variety of Web sites that have a proven ability to drive buyers to its site. Cyberian Outpost continues to forge strategic relationships with selected Internet networks, including CNET, Microsoft and AOL, to increase market share and attract new customers.

   Customer Relationship Marketing. In order to expand customer retention and acquisition efforts, Cyberian Outpost has developed a concentrated customer relationship marketing campaign. It is believed that

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

email direct marketing offers significant advantages over traditional "snail" mail marketing including: ease of personalization; lower cost and more rapid delivery and response.

   Cyberian Outpost has developed and implemented technology-based systems that target emails based on order history, platform of choice and other buying criteria. In addition, Cyberian Outpost is creating plans for increased loyalty programs beyond its current efforts to maximize the lifetime value of a customer. At times, Cyberian Outpost will work in conjunction with its vendors to notify customers of specific product opportunities that are available.

   Cyberian Outpost has implemented in-box promotions and advertising for many of the packages that are shipped. In light of the fact that customers have the choice to receive deliveries at their door or desk the following morning, Cyberian Outpost feels that one of the best times to reach a customer is at the conclusion of a positive shopping experience. As such, in every package, Cyberian Outpost includes a thank you note, a free in-box gift and a vendor sponsored promotional insert.

   Outpost Affiliate Network Program. The Outpost affiliate program is an established network of Web sites that post links to Outpost.com and receive a commission on sales they generate on a direct click through to Outpost.com. LinkShare Corporation, a leading provider of affiliate program management, helps Cyberian Outpost manage this network. This partnership has helped make the Outpost Affiliate Network one of the leading programs in the industry today. The affiliate network program was launched in December 1997 and since that time has experienced substantial growth in both membership and sales. Through the Outpost Affiliate Network, Cyberian Outpost is building brand awareness, reinforcing customer loyalty and attracting new customers to our Web site.

   Market Intelligence and Research. Cyberian Outpost continuously studies the productivity and behavior of its customer base in order to determine the effectiveness of its marketing efforts. Cyberian Outpost has also commissioned proprietary studies and performed user interface testing and research to gain a better understanding of its customers and has used data produced from these studies to help determine the likelihood that its customers will return to purchase again and again and to determine what other product selections might appeal to its established customers.

Merchandising

   Outpost.com is a destination for customers who embrace advances in technology as soon as they are available. This allows Cyberian Outpost distinct advantages in merchandising such as:

  .  the ability to offer a vast array of products;

  .  the potential to cross-sell and up-sell products;

  .  its virtually unlimited display and shelf space; and

  .  instantaneous updates of "Hot" promotional items to its site.

   Through the Internet platform, Cyberian Outpost can take advantage of special product purchasing opportunities and joint advertising relationships with manufacturers and distributors. Outpost.com runs weekly merchandise specials on products that are specifically allocated by manufacturers to Outpost.com. The home page has rotating feature spots that attract attention to additional specials and specific product categories. Cyberian Outpost is also skilled at marketing by theme. The home page is tailored from season to season along traditional holiday themes and seasonal offerings such as Mother's and Father's Day promotions. Furthermore, strong relationships with product manufacturers enhance its ability to respond quickly to world-wide events affecting technology, such as virus scares. Cyberian Outpost can make solutions available to its customers rapidly through downloadable software updates.

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

   Working with its eBS partners and clients, Cyberian Outpost purchases and maintains inventory on many popular products that are difficult to obtain for Internet resale. Many purchasing decisions for the non-computer categories are guided by the experience and skills that have made Cyberian Outpost's partners successful traditional brick and mortar retailers. When a price decision is made, Cyberian Outpost can immediately update the prices on its site. Additionally, Cyberian Outpost has the ability to test the attractiveness of products and generate interest through unique product bundling, feature and product presentation, without the shelf-space limitations that constrain catalog and traditional retail stores. The retail merchandise display capabilities of the site allow Cyberian Outpost to carry an extraordinarily deep product selection. Cyberian Outpost is able to provide a full array of a manufacturer's products, not just the top selling items. The product descriptions are very detailed and are continually updated with new information. Also, Cyberian Outpost has the ability to cross-sell products throughout the site. For example, related products are linked with one another such as combining laptop computers, leather carrying cases and extra batteries. The intention here is to expose the customer to additional value added sales support.

Corporate Advertising

   Cyberian Outpost believes that Outpost.com provides a compelling destination for shoppers and customers with the highly attractive demographic profile that advertisers seek to reach. Advertisers can place a variety of advertising formats on our site or in co-sponsored email distributions.

Customer Service

   Understanding and serving the customer is a core strength at Cyberian Outpost. Since December 1998, Cyberian Outpost has earned the top-ranking for customer service in the computer hardware and software categories from BizRate.com, an independent online rating service. Satisfying customers is central to Cyberian Outpost's strategy and goals for the future. Cyberian Outpost concentrates on making shopping as effortless and enjoyable as possible. To that end, Cyberian Outpost has implemented a broad array of scaleable site management, customer interaction, transaction-processing and fulfillment services and systems. The Customer Service area of the Web site contains extensive information about shopping, ordering and returning products as well as tracking the current status of orders. Cyberian Outpost has also developed online chat "help" conversation ability in order to assist its customers while they are online. In addition, payment and leasing options, and other policies are clearly defined. Help buttons on every page of the site take customers to the specific customer service topic they need.

   A highly trained team of sales and customer service agents are available to answer customer questions about products, process orders, assist in tracking shipments and streamline the entire shopping experience.

Warehousing, Fulfillment and Distribution

   Cyberian Outpost currently has fulfillment facilities in Wilmington, Ohio located at the Airborne Express Hub. This 152,000 square-foot facility contains inventory, warehousing and fulfillment operations. Cyberian Outpost has partnered with Airborne Logistics Services to manage this operation for us. Through this partnership, Cyberian Outpost has the ability to expand operations within this location upon demand. Cyberian Outpost's flexible customer service and fulfillment systems allow it to accept orders for in-stock items until midnight eastern time for next morning delivery in the United States and two to three day international delivery upon customer request.

   To efficiently ship products, Cyberian Outpost regularly "cross docks" products (i.e., receive products from third party vendors and distributors and ship those same products to customers the same day) and is therefore able to deliver products not typically maintained in stock, to customers usually within two to three days. Products are obtained from a network of distributors, hardware manufacturers and software publishers. Cyberian Outpost carries a limited amount of the most popular products (typically about 5,000 SKU's) in inventory and relies to a large extent on rapid fulfillment to the warehouse from major distributors and wholesalers that carry a broad selection of products and titles. A substantial portion of the products sold are purchased from large distributors such as Tech Data and Ingram Micro who have inventory at distribution centers around the country. Due to heavy sales volume in certain products, Cyberian Outpost has established relationships with manufacturers, such as Apple, that ship their products to Cyberian Outpost's warehouse directly.

   Cyberian Outpost has redundant dedicated connections to its information system. As a result, real-time data on inventory receiving, shipping, quantities and location is available. In addition, a real-time order tracking system for customers is offered on the Web. The moment a package is shipped and assigned an Airborne, UPS or DHL air bill tracking number, the customer's order information is updated and an email notification of shipment is sent to the customer. Product return processing is also handled using this system, allowing returned products to be promptly returned to the manufacturer for credit.

   Cyberian Outpost has negotiated attractive shipping terms with its major distributors. Thus, most purchase orders placed with major suppliers for in-stock items are received within 48 hours of order. To help maintain the ability to turn inventory quickly, Electronic Data Interchange (EDI) connections have been established with the top vendors' inventory information. Such connections help to automate the ordering process, facilitate price comparisons between vendors and allow Cyberian Outpost to provide real-time, online in-stock status information to customers that details product availability not only in its warehouse, but also at vendor locations.

Technology

   During the past two fiscal years, Cyberian Outpost launched an upgrade to its customer interface design that was based on research of online shopping behavior and functionality. Cyberian Outpost believes that there are many paths that can be taken to reach the same destination and has provided additional "intuitive" approaches to browsing and shopping.

   Cyberian Outpost has implemented a broad array of scaleable site management, search, customer support, transaction processing and fulfillment services systems. These systems use a combination of proprietary technologies and commercially available, licensed technologies. The transaction-processing systems are integrated with the accounting and financial systems.

   The Web front-end is an integrated suite of commercially available software packages. Most Web site interaction, including our personalization functionality, is handled by software licensed from Web Logic, Netscape, Oracle, Engage and Verity. The various software applications share information according to a proprietary integration plan using internally developed interfaces. This software runs on industry standard hardware platforms, including Sun Ultra Sparc servers and the Solaris operating system. The system includes redundant hardware on mission critical components. Capacity can be quickly and easily expanded without additional development. Cyberian Outpost's policy is to run key systems at no more than 60% of capacity to support rapid growth.

   Ecometry's MACS II system handles the back-end transaction processing. MACS II is a mature, highly scaleable, widely used application which handles order management, validation, inventory, purchasing, shipping and accounting. The system handles multiple shipment methods and credit card transaction processing.

   Hosting of Cyberian Outpost's Web servers has been subcontracted to the Internet data center specialist Digital Island, which has an extensive national network infrastructure. This gives Cyberian Outpost redundant Internet connections to multiple Internet access points, a secure physical environment, climate control and redundant power. In addition, these specialists provide Outpost.com with 24 hour, seven day a week system monitoring and escalation.

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

Competition

   Cyberian Outpost competes in a highly fragmented, rapidly evolving and intensely competitive industry. Current and new competitors can launch new sites quickly and inexpensively. In addition, Internet retail is highly competitive and the industry is consolidating rapidly. Current or potential competitors include:

  .  traditional electronics stores such as CompUSA and Circuit City;

  . mail-order retailers such as CDW, MicroWarehouse, Insight, PC Connection and Creative Computers;

  . Internet-only computer retailers including Amazon.com, Buy.com.and Egghead.com;

  . manufacturers that sell directly over the Internet or by telephone such as Dell and Gateway and many software companies;

  . a number of online service providers including America Online and the Microsoft Network that offer computer products directly or in partnership with other retailers;

  . some all purpose retailers such as Wal-Mart that sell a limited selection of electronic products in their stores; and

  . electronic products distributors that may develop direct channels to the consumer market.

   Many of these competitors have longer operating histories, larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources. Cyberian Outpost believes that the principal competitive factors in its market include reliable customer service and fulfillment, brand recognition, product selection, convenience, price and reasonable shipping costs.

   Some competitors have adopted aggressive pricing policies. Moreover, companies that control access to Internet commerce transactions through network access or Web browsers currently promote, and will likely continue to promote, some of Cyberian Outpost's competitors. This could require Cyberian Outpost to establish pricing, marketing and other programs or to seek out additional strategic alliances or acquisitions that may be less favorable to Cyberian Outpost than it could otherwise establish or obtain. This could have a material adverse effect on the business, prospects, financial condition and results of operations.

   In addition, as use of the Internet and other online services increases, Cyberian Outpost believes that competition may increase as online retailers are acquired by, receive investments from, or enter into other commercial relationships with, large, well-established and well-financed companies. Such increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. This could have a material adverse effect on the business, prospects, financial condition and results of operations.

Intellectual Property

   Cyberian Outpost has registered United States service marks for "Cyberian Outpost" and "Outpostauctions.com." Cyberian Outpost maintains a common law trademark for its newsletter name "Cyberian Express." Cyberian Outpost also uses the following mark, its logo, for which an application in the United States Patent and Trademark Office is pending: "Outpost.com." In addition, Cyberian Outpost has registered trademarks, service marks and applications pending in foreign countries.

Government Regulation

   Cyberian Outpost is subject, both directly and indirectly, to various laws and governmental regulations relating to its business. There are currently few laws or regulations uniquely applicable to commercial online services or the Internet. One such law, the Children's Online Privacy Protection Act ("COPPA") recently went into effect. The COPPA regulates the collection, use, and/or disclosure of personal information obtained from children under the age of 13. Currently Outpost.com fully complies with the provisions of COPPA. Due to the increasing popularity and use of commercial online services and the Internet, it is possible that additional laws and regulations may be adopted. These laws and regulations may cover issues including, for example, general user privacy, pricing and characteristics and quality of products and services. Moreover, the applicability to commercial online services and the Internet of existing laws governing issues including, for example, property ownership, libel and personal privacy is uncertain and could expose Outpost.com to substantial liability. Any new legislation or regulation or the application of existing laws and regulations to the Internet could have a material and adverse effect on Cyberian Outpost's business.

   In addition, because Cyberian Outpost's services and products are available over the Internet anywhere in the world, multiple jurisdictions may claim that it is required to qualify to do business as a foreign corporation in each of those jurisdictions. Cyberian Outpost's failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject it to taxes and penalties for the failure to qualify. It is possible that state and foreign governments might also attempt to regulate transmissions of content on Cyberian Outpost's Web site or prosecute it for violations of their laws. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that Cyberian Outpost might not unintentionally violate these laws or that these laws will not be modified, or new laws enacted, in the future.

   Cyberian Outpost does not currently collect sales or other similar taxes with respect to shipments of goods into states other than Connecticut, New Jersey, Pennsylvania and Ohio, the only states in which it has a physical presence. Any new operation by Cyberian Outpost in other states could subject shipments into such states to state sales taxes. In October 1998, Congress enacted the Internet Tax Freedom Act (ITFA). Until October 2001, the ITFA effectively bars state or local governments from imposing taxes that would subject online commerce transactions to taxation in multiple states. The ITFA does not prohibit state or local taxation on online commerce products or services that would otherwise be taxed, such as in states where a company has a physical presence. The ITFA also provides for the establishment of a commission to study online commerce and to recommend a fair method of taxing Internet transactions. Failure to renew this legislation or adopt similar legislation prior to October 21, 2001 could subject Cyberian Outpost to further taxation by state or local governments on the sale of merchandise.

Employees

   Cyberian Outpost believes its success depends, to a significant extent, on its ability to attract and retain highly skilled management and employees. Accordingly, Cyberian Outpost offers incentive programs such as a company-wide employee stock option plan and provides competitive compensation and benefits for its employees. As of February 28, 2001, Cyberian Outpost had 340 full-time and five part-time employees. Cyberian Outpost also employs a limited number of independent contractors and temporary employees on a periodic basis. None of Cyberian Outpost's employees is represented by a labor union and it considers its labor relations to be good.

   Subsequent to year end, Cyberian Outpost announced a restructuring plan where 110 employees were laid off as Cyberian Outpost sought to reduce operating costs. Please see Note 12 of Cyberian Outpost's Consolidated Financial Statements, which appear elsewhere in this proxy statement/prospectus, for a discussion of this restructuring plan.

Facilities

   At June 15, 2001, Cyberian Outpost leased an aggregate of 59,425 square feet of office space in two Connecticut towns and one Pennsylvania town. The following is a summary of the office space being leased by location:

                                                                   Square    Lease
      Location                      Business Use                   Footage Expiration
   --------------  ----------------------------------------------- ------- ----------
   Kent, CT        Corporate Headquarters, Technology,              5,381    2/1/2004
                   Purchasing and Marketing

   Kent, CT        Corporate Headquarters, Technology,              1,374  11/30/2001
                   Purchasing and Marketing

   Kent, CT        Corporate Headquarters, Technology,                670  11/15/2001
                   Purchasing and Marketing

   Kent, CT        Corporate Headquarters, Technology,             18,000    4/4/2005
                   Purchasing and Marketing

   Kent, CT        Corporate Headquarters, Technology,                630    2/1/2004
                   Purchasing and Marketing

   Kent, CT        Corporate Headquarters, Technology,              1,000    2/1/2004
                   Purchasing and Marketing

   Kent, CT        Corporate Headquarters, Technology,                600  11/30/2001
                   Purchasing and Marketing

   Kent, CT        Furnished Apartment                              1,200   8/31/2001

   Brookhaven, PA  Administration and Accounting                   13,500  10/31/2001

   Bethel, CT      Sales, Customer Service, Finance and Accounting 17,000   9/30/2004

   Cyberian Outpost also contracts with Airborne Logistics Services who manages a 152,000 square foot facility that houses Cyberian Outpost's inventory warehousing and fulfillment operations. Cyberian Outpost believes that it has adequate space for its current needs. Cyberian Outpost does not own any real estate. Cyberian Outpost has closed its leased facility in Bethel, Connecticut (see Note 12 of the Consolidated Financial Statements) and, as of June 15, 2001, Cyberian Outpost was still obligated for future minimum lease payments.

Legal Proceedings

   Cyberian Outpost, from time to time, is involved in various claims and legal actions arising in the ordinary course of business. Currently, Cyberian Outpost is a party to a number of cases that are pending:

   On April 17, 2001, HookMedia, Inc., which has filed for Chapter 11 bankruptcy relief, filed suit against Cyberian Outpost in the Superior Court for the County of Litchfield, Connecticut, claiming that Cyberian Outpost is obligated to HookMedia in the sum of $1.2 million. This claim arises out of an agreement with Cyberian Outpost whereby HookMedia placed advertising for Cyberian Outpost with third party vendors. Cyberian Outpost and HookMedia have reached a settlement in principle. Pursuant to the settlement, Cyberian Outpost shall make a cash payment to HookMedia in the sum of $61,000, which represents 24% of the balance owed to HookMedia. The remaining balance shall be paid in accordance with an agreement reached, if any, with all other creditors. Cyberian Outpost has also agreed to assume from HookMedia approximately $930,000 in payables to third party vendors who placed advertising on Cyberian Outpost's behalf. The settlement is subject to the execution of a settlement agreement acceptable to both parties and approval of the United States Bankruptcy Court where HookMedia's bankruptcy is pending.

   On August 11, 1999, Micro Warehouse, Inc. asserted various claims against CMPExpress.com, which was subsequently acquired by Cyberian Outpost and became a subsidiary of Cyberian Outpost known as OutpostPRO.com, Inc. The alleged claims were relating to corporate raiding and misuse of proprietary business information after CMPExpress hired former employees of Micro Warehouse. On July 7, 2000, the parties executed a Settlement Agreement, which was amended by letter agreement on October 14, 2000 after Cyberian Outpost acquired CMPExpress. Cyberian Outpost believes it has paid all money due pursuant to the settlement and performed all actions required thereunder. In a letter dated March 15, 2001, the attorneys for Micro Warehouse claimed that CMPExpress is in violation of certain provisions of the Settlement Agreement relating to the purging of certain information from the CMPExpress database. The matter has been dismissed by the court and Cyberian Outpost has had informal discussion with MicroWarehouse in an effort to resolve the dispute over the settlement terms.

   In November 2000, Cyberian Outpost asserted a claim in California Superior Court in the County of San Francisco against Broadbase Software, Inc. for damages in connection with a Software License and Services Agreement pursuant to which Broadbase provided EMA Platform software and services relating to mass e-mail marketing campaigns. On December 13, 2000, Broadbase filed an Answer and Cross-Complaint for approximately $85,000. On January 17, 2001, Cyberian Outpost filed its answer to the cross-complaint. The parties are presently engaged in discovery.

   Pursuant to a demand letter dated April 12, 2001, Katherine N. Vick, Cyberian Outpost's former President and Chief Executive Officer, has asserted a claim against Cyberian Outpost that she was constructively discharged and, as a result, she is entitled to a severance payment of approximately $450,000 under her employment agreement. Cyberian Outpost has taken the position that Ms. Vick voluntarily resigned her position and is not entitled to any severance. As of this date, Ms. Vick has not filed a lawsuit against Cyberian Outpost. Cyberian Outpost responded to her demand letter on April 18, 2001, denying liability. Ms. Vick's attorney responded by letter dated May 1, 2001 further asserting liability.

   By letter dated April 27, 2001, Broadvision, Inc. alleged to Brookstone, Inc. that Cyberian Outpost was misusing website-hosting software that Broadvision had licensed to Cyberian Outpost for its own use and benefit by using the software to host the website, Brookstone.com. Broadvision claimed that Brookstone was required to license the software from Broadvision directly, and that Broadvision would pursue legal remedies if it did not receive adequate assurances. By letter dated May 10, 2001, Cyberian Outpost responded to Broadvision, denying wrongdoing and stating that Cyberian Outpost's use of the software on Brookstone.com was consistent with the license. No claims have been filed, and to date Cyberian Outpost has heard nothing further from Broadvision.

   By letter dated April 6, 2001, Verity, Inc. claimed that Cyberian Outpost, in violation of its license agreement with Verity, was sublicensing, renting and transferring rights in Verity software to third parties. Verity demanded as a first step that Cyberian Outpost cease and desist using the Verity product beyond the scope of the license and provide Verity with a usage report. In response, Cyberian Outpost called Verity and explained why Cyberian Outpost does not believe it has misused the license. Cyberian Outpost and Verity agreed that Verity would speak with Cyberian Outpost's Chief Technology Officer regarding the matter. The conversation has not yet been scheduled.

   Cyberian Outpost is not currently a party to any other material legal proceedings.

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

              SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND
                         MANAGEMENT OF CYBERIAN OUTPOST

   The following table sets forth certain information with respect to the beneficial ownership of Cyberian Outpost's common stock as of June 14, 2001 for
(a) each of Cyberian Outpost's directors, (b) each person who served as Cyberian Outpost's Chief Executive Officer during the fiscal year ended February 28, 2001, (c) each of Cyberian Outpost's four other most highly compensated executive officers who were serving as executive officers as of February 28, 2001, (d) all of Cyberian Outpost's current directors and executive officers as a group and (e) each stockholder known by Cyberian Outpost to own beneficially more than 5% of its common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The address for each director and executive officer listed is: c/o Cyberian Outpost, Inc., 23 North Main Street, P.O. Box 636, Kent, Connecticut 06757. Shares of common stock that may be acquired by an individual or group within 60 days of June 14, 2001, pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by such stockholders. Percentage of ownership is based on 31,693,545 shares of common stock outstanding on June 14, 2001.

                                                 Shares Beneficially Owned
                                                 -----------------------------
            Name of Beneficial Owner                Number         Percent
            ------------------------             --------------- -------------
Directors and Current and Former Executive
 Officers:
Darryl Peck (1).................................       3,641,222        11.3%
Robert A. Bowman................................         295,000           *
William H. Lane III (2).........................          35,000           *
Donald Riegle, Jr. (3)..........................          34,315           *
Katherine N. Vick (4)...........................         715,617         2.2%
Derek Holding (5)...............................          32,877           *
Raymond Karrenbauer (6).........................         129,250           *
Bruce C. Schellinkhout (7)......................         192,912           *
Philip J. Rello (8).............................         217,370           *
All current directors and executive officers as
 a group (9 persons) (9)........................       4,689,188        14.3%

Five Percent Stockholders
Fry's Electronics, Inc. (10)....................       3,150,000         9.9%
 600 East Brokaw Road
 San Jose, California 95112
RS Investment Management, L.P. (11).............       1,620,000         5.1%
 388 Market Street, Suite 200
 San Francisco, California 94111

--------
*  Less than 1%
(1) Includes 185,100 shares held by a limited partnership for the benefit of Mr. Peck's children. Mr. Peck is the general partner of the limited partnership and has sole voting and investment power with respect to these shares. Also includes 500,000 shares subject to options exercisable within 60 days of June 14, 2001.
(2) Includes 25,000 shares subject to options exercisable within 60 days of June 14, 2001.
(3) Includes 25,000 shares subject to options exercisable within 60 days of June 14, 2001.
(4) Includes 695,068 shares subject to options exercisable within 60 days of June 14, 2001. Also includes 8,060 shares that were gifted by Ms. Vick to her husband as custodian for her son and daughter under the Connecticut Uniform Transfer to Minors Act. Ms. Vick disclaims beneficial ownership of these shares. Ms. Vick is the former President and Chief Executive Officer of Cyberian Outpost.

(5) Includes 29,877 shares subject to options exercisable within 60 days of June 14, 2001. Mr. Holding is the former Chief Design Officer of Cyberian Outpost.
(6) Consists of 129,250 shares subject to options exercisable within 60 days of June 14, 2001.
(7) Consists of 192,912 shares subject to options exercisable within 60 days of June 14, 2001.
(8) Includes 216,870 shares subject to options exercisable within 60 days of June 14, 2001.
(9) See footnotes 1, 2, 3, 6, 7 and 8 above. Also includes 111,242 shares subject to options exercisable within 60 days of June 14, 2001 held by executive officers not listed individually in this table.
(10) This information, except the percentage beneficially owned, is based solely on a Schedule 13D filed on May 18, 2001 with the Securities and Exchange Commission by Fry's Electronics, Inc.
(11) This information, except the percentage beneficially owned, is based solely on a Schedule 13G filed on February 15, 2001 with the Securities and Exchange Commission by RS Investment Management Co. LLC and RS Investment Management, L.P.

                      COMPARISON OF RIGHTS OF STOCKHOLDERS
                     OF CYBERIAN OUTPOST AND PC CONNECTION

   The following discussion of certain similarities and material differences between the rights of PC Connection stockholders and the rights of Cyberian Outpost stockholders under their respective certificates of incorporation and bylaws is only a summary of certain provisions and does not purport to be a complete description of the similarities and differences, and is qualified in its entirety by reference to the Delaware law, the common law thereunder and the full text of the certificate of incorporation and bylaws of each of PC Connection and Cyberian Outpost.

   This section of the proxy statement/prospectus describes certain differences between the rights of holders of Cyberian Outpost common stock and PC Connection common stock. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a stockholder of Cyberian Outpost and being a stockholder of PC Connection.

   As a stockholder of Cyberian Outpost, your rights are governed by Cyberian Outpost's restated certificate of incorporation, as currently in effect, and Cyberian Outpost's restated bylaws. After completion of the merger, you will become a stockholder of PC Connection. As a PC Connection stockholder, your rights will be governed by PC Connection's amended and restated certificate of incorporation, as amended, and PC Connection's bylaws.

Director Nominations and Stockholder Proposals

   Cyberian Outpost's bylaws and PC Connection's bylaws provide that stockholders may propose business to be brought before an annual meeting of stockholders or nominate directors if they provide timely notice in compliance with the bylaw requirements.

   Under Cyberian Outpost's bylaws, for notice to be timely, the notice must be delivered not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. If the annual meeting is scheduled to take place more than 30 days prior to or more than 60 days after such anniversary date, the notice must be delivered not earlier than 90 days before and not later than the close of business on the 10th day following public disclosure of the meeting. In the event that the number of directors is increased and there is less than 70 days' notice or prior public disclosure to the stockholders of the nominees and proposed size of the board, the notice must be delivered not later than the close of business on the 10th day following the date such public disclosure is made.

   Under PC Connection's bylaws, for notice to be timely, the notice must be delivered or received not less than 60 days nor more than 90 days prior to the meeting date or, if less than 70 days' notice or prior public disclosure of the meeting date is given to stockholders, not later than the 10th day following the day on which notice of such meeting was mailed or publicly disclosed. Stockholders holding at least 40% of PC Connection's outstanding capital stock may propose business to be brought before a special meeting or, if such business is not related to the election of directors, at an annual meeting, only if they provide timely notice to PC Connection.

Amendment to Governing Documents

   Delaware law requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation. Further, Delaware law states that if an amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of shares of such class or alter or change the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. Delaware law also states that the power to adopt, amend or repeal the bylaws of a corporation shall be vested in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders.

   Cyberian Outpost's certificate of incorporation requires the vote of the holders of at least 70% of the then outstanding shares of Cyberian Outpost's capital stock, entitled to vote generally in the election of directors, voting together as a single class, to:

  . reduce the number of authorized shares of common stock or preferred stock;

  . adopt, amend or repeal any provision of Cyberian Outpost's bylaws (in lieu of obtaining the approval of the majority of the board of directors); or

  . amend, alter or repeal, or adopt any provision inconsistent with, the provisions of Cyberian Outpost's certificate of incorporation relating to:

    .  management of business;

    .  fixing the number of directors;

    .  amendment of bylaws or the certificate of incorporation;

    .  indemnification of directors and officers; and

    .  personal liability of directors.

   PC Connection's certificate of incorporation specifically authorizes its board to adopt, amend and repeal its bylaws with the approval of the majority of the board.

Cumulative Voting

   The respective certificates of incorporation of Cyberian Outpost and PC Connection state that there shall be no cumulative voting. Therefore, under Delaware law, cumulative voting rights are not available to the stockholders of either Cyberian Outpost or PC Connection.

Appraisal Rights

   Under Delaware law, holders of shares of any class or series, who neither vote in favor of the merger or consolidation nor consent thereto in writing, have the right, in certain circumstances, to dissent from a merger or consolidation by demanding payment in cash for their shares equal to the fair value (excluding any appreciation or depreciation as a consequence or in expectation of the transaction) of such shares, as determined by agreement with the corporation or by an independent appraiser appointed by a court in an action timely brought by the corporation or the dissenters. Delaware law grants dissenters' appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued. Further, no appraisal rights are available for shares of any class or series listed on a national securities exchange or designated as a national market system security on the Nasdaq National Market or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation converts such shares into anything other than stock of the surviving corporation; stock of another corporation which is either listed on a national securities exchange or designated as a national market system security on the Nasdaq National Market or held of record by more than 2,000 stockholders; cash in lieu of fractional shares; or some combination of the above. In addition, dissenters' rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. See "The Merger and Related Transactions--No Dissenters' or Appraisal Rights on page 37."

Stockholder Consent in Lieu of Meeting

   Under Delaware law, unless otherwise provided in the certificate of incorporation, any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having at least the minimum number of votes required to authorize such action.

   Cyberian Outpost's bylaws prohibit stockholder action without a duly called annual or special meeting of the stockholders. PC Connection's certificate of incorporation provides that any corporate action may be taken without a meeting or prior notice if:

  . PC Connection stockholders holding at least the minimum number of votes that would be necessary to authorize such action if a stockholder meeting had been held have signed a written consent authorizing the proposed action; and

  . PC Connection provides prompt notice to those stockholders who have not consented in writing that such action has been taken by less than unanimous written consent of stockholders.

Fiduciary Duties of Directors

   Directors of corporations incorporated or organized under Delaware law have fiduciary obligations to the corporation and its stockholders. Pursuant to these fiduciary obligations, the directors must act in accordance with the so-called duties of "due care" and "loyalty." Under Delaware law, the duty of care requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest and in a manner that the directors reasonably believe to be in the best interests of the corporation.

Indemnification

   Delaware law generally permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Such determination shall be made, in the case of an individual who is a director or officer at the time of such determination:

  . by a majority of the disinterested directors, even though less than a quorum;

  . by a committee of such directors designated by a majority vote of such directors, even though less than a quorum;

  . by independent legal counsel, regardless of whether a quorum of disinterested directors exists; or

  . by a majority vote of the stockholders, at a meeting at which a quorum is present.

   Delaware law requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Without court approval, however, no indemnification may be made in respect of any derivative action in which such individual is adjudged liable to the corporation.

   Delaware law does permit a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon such individuals' commitment to repay any advances unless it is determined ultimately that such individuals are entitled to be indemnified. Under Delaware law, the rights to indemnification and advancement of expenses provided in the law are non-exclusive, in that, subject to public policy issues, indemnification and advancement of expenses beyond that provided by statute may be provided by bylaw, agreement, vote of stockholders, disinterested directors or otherwise.

   The respective certificates of incorporation and bylaws of Cyberian Outpost and PC Connection provide that the company may:

  . eliminate the personal liability of its officers and directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law;

  . indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law; and

  . purchase and maintain insurance on behalf of a director or officer against any liability resulting from his or her service as a director or officer.

   PC Connection has agreed that the indemnification obligations of Cyberian Outpost to its directors and officers set forth in Cyberian Outpost's certificate of incorporation and bylaws and as provided by Delaware law, as in effect on the date of the merger agreement, will not be extinguished by virtue of the merger. Furthermore, PC Connection has agreed to continue to maintain Cyberian Outpost's current director and officer liability insurance for six years after the merger, protecting them against liabilities and claims resulting from their service as directors and officers of Cyberian Outpost before the completion of the merger.

Director Liability

   Delaware law provides that the charter documents of the corporation may include provisions which limit or eliminate the liability of directors to the corporation or its stockholders, provided such liability does not arise from certain proscribed conduct, including, for any breach of the director's duty of loyalty to the corporation or its stockholders acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions or transactions from which such director derived an improper personal benefit. The respective certificates of incorporation of Cyberian Outpost and PC Connection contain provisions limiting the liability of its directors except as required by Delaware law.

Anti-Takeover Provisions and Interested Stockholder Transactions

   The Cyberian Outpost bylaws provide that the board of directors may call a special meeting of stockholders. The PC Connection bylaws provide that the chairman of the board, the board of directors or shareholders holding at least 40% of PC Connection's outstanding capital stock may call a special meeting of stockholders.

   Delaware law prohibits, in certain circumstances, a "business combination" between the corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder." An "interested stockholder" is a holder who, directly or indirectly, controls 15% or more of the outstanding voting stock or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the prior three year period. A "business combination" includes a merger or consolidation, a sale or other disposition of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation or the aggregate market value of the outstanding stock of the corporation and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. This provision does not apply where:

  . either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder acquired such 15% interest;

  . upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation excluding for the purposes of determining the number of shares outstanding shares held by persons who are directors and also officers and by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered;

  . the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting;

  . the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

  . the stockholder acquires a 15% interest inadvertently and divests itself of such ownership and would not have been a 15% stockholder in the preceding three years but for the inadvertent acquisition of ownership;

  . the stockholder acquired the 15% interest when these restrictions did not apply; or

  .  the corporation has opted out of this provision.

   Neither Cyberian Outpost nor PC Connection have opted out of this provision.

Advance Notice of Meeting

   Delaware law requires that stockholders be provided prior written notice no more than 60 days nor less than 10 days prior to a meeting of stockholders. The board may fix a record date for determining the rights to vote at the meeting of stockholders and such record date shall not be more than 60 days nor less than 10 days before the date of such meeting. Delaware law further states that stockholders be provided prior written notice no more than 60 days prior to the record date to determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Finally, Delaware law provides that due notice of the time, place and purpose of the meeting to approve a merger agreement be mailed at least 20 days prior to the date of the meeting.

Inspection of Books and Records

   Delaware law allows any stockholder to inspect the accounting books and records and minutes of proceedings of the stockholders and the board and to inspect the stockholders' list at any reasonable time during usual business hours, for a purpose reasonably related to such holder's interests as a stockholder.

Size of the Board of Directors

   Delaware law states that the board of directors shall consist of one or more members with the number of directors to be fixed as provided in the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate.

   Cyberian Outpost's board of directors may consist of such number of directors as determined by the board of directors, and is divided into three classes with staggered terms of office. The number of directors on Cyberian Outpost's board of directors may be decreased to eliminate vacancies existing by reason of death, resignation, removal or expiration of the term of one or more directors, by a majority vote of the Cyberian Outpost directors then in office.

   PC Connection's board of directors may consist of such number of directors as determined by the board of directors, but in no event shall it consist of less than one nor more than seven directors. The number of directors on PC Connection's board of directors may be decreased to eliminate vacancies existing by reason of death, resignation, removal or expiration of the term of one or more directors, by the stockholders or a majority vote of the PC Connection directors then in office.

Removal of Directors

   Delaware law states that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Delaware law also provides that if a company has a classified board of directors, unless the certificate of incorporation provides otherwise, stockholders may remove directors only for cause.

   Cyberian Outpost's certificate of incorporation and bylaws provide that Cyberian Outpost directors may be removed only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of Cyberian Outpost's capital stock entitled to vote generally in the election of directors and only after a reasonable notice and opportunity to be heard by the stockholders.

   PC Connection's certificate of incorporation and bylaws provide that PC Connection directors may be removed with or without cause by the holders of a majority of the outstanding shares of PC Connection's capital stock entitled to vote in the election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by the vote of the holders of a majority of the outstanding shares of such class or series.

Transactions Involving Directors

   Delaware law states that any contract or transaction between a corporation and any of its directors, or a second corporation in which a director has a material financial interest is not void or voidable if the material facts as to the transaction and as to the director's interest are fully disclosed and a majority of the disinterested stockholders represented and voting at a duly held meeting approve or ratify the transaction in good faith. Delaware law provides that such a contract or transaction also is not void or voidable if either after full disclosure the transaction is approved by the board or a committee (excluding the vote of interested directors) in good faith and the transaction is fair to the corporation.

Filling Vacancies on the Board of Directors

   Delaware law provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Further, if, at the time of filling any vacancy, the directors then in office shall constitute less than a majority of the whole board, the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order any election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

   Cyberian Outpost's bylaws provide that vacancies and new directorships may be filled by a majority vote of the Cyberian Outpost directors then in office, although less than a quorum, or by a sole remaining director. In the event of any increase or decrease in the authorized number of directors, each director then serving will continue as a director of his or her class until his or her current term expires and the board will, if reasonably possible, apportion the newly created or eliminated directorships among the three classes of directors to ensure that no one class has more than one director more than any other class.

   PC Connection's certificate of incorporation and bylaws provide that vacancies and new directorships may be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected by the board to fill a vacancy shall hold office for the remainder of the full term of his or her precedessor's office and a director elected for a new directorship shall hold office until the next annual meeting of stockholders, until such director is elected and qualified.

                                    EXPERTS

   The financial statements and the related financial statement schedule incorporated in this prospectus by reference from PC Connection's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   With respect to the unaudited interim financial information for the periods ended March 31, 2001 and 2000 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001 and incorprated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

   The consolidated financial statements and related consolidated financial statement schedule of Cyberian Outpost, Inc. and subsidiaries as of February 28, 2001 and February 29, 2000, and for each of the years in the three-year period ended February 28, 2001, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

   The audit reports of KPMG LLP covering the February 28, 2001 consolidated financial statements of Cyberian Outpost, Inc. and subsidiaries referred to above contain an explanatory paragraph that states that the Company's recurring losses from operations and working capital deficiency raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements and consolidated financial statement schedule do not include any adjustments that might result from the outcome of that uncertainty.

                                 LEGAL MATTERS

   The validity of the shares of PC Connection common stock offered by this proxy statement/prospectus will be passed upon for PC Connection by Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters with respect to federal income tax consequences in connection with the merger will be passed upon for PC Connection by Foley, Hoag & Eliot LLP, Boston, Massachusetts.

                      WHERE YOU CAN FIND MORE INFORMATION

   Cyberian Outpost and PC Connection file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

   PC Connection filed a Registration Statement on Form S-4 to register with the Securities and Exchange Commission the PC Connection common stock to be issued to Cyberian Outpost stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of PC Connection as well as being a proxy statement of Cyberian Outpost for the Cyberian Outpost special meeting.

   PC Connection has supplied all the information contained in this proxy statement/prospectus relating to PC Connection and Cyberian Outpost has supplied all such information relating to Cyberian Outpost. As allowed by Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all of the information relating to PC Connection and Cyberian Outpost you can find in the registration statement or the exhibits to the registration statement.

   Some of the important business and financial information relating to PC Connection that you may want to consider in deciding how to vote is not included in this proxy statement/prospectus, but rather is "incorporated by reference" to documents that have been previously filed by PC Connection with the Securities and Exchange Commission. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus.

   If you are a Cyberian Outpost stockholder, you can obtain any of the documents incorporated by reference through PC Connection, Cyberian Outpost or the Securities and Exchange Commission. Documents incorporated by reference are available from PC Connection or Cyberian Outpost without charge, excluding all exhibits. You may obtain documents incorporated by reference in this proxy statement/prospectus free of charge by requesting them orally or in writing to the following addresses or by telephone:

        PC Connection, Inc.       Cyberian Outpost, Inc.
        Route 101A, 730 Milford
         Road                     23 North Main Street, P.O. Box 636
        Merrimack, New Hampshire
         03054                    Kent, Connecticut 06757
        (603) 423-2000            (860) 927-2050

   To ensure timely delivery, you must make this request no later than five
business days before the special meeting or       , 2001.

   You should rely only on the information contained in or incorporated by reference in this proxy statement/prospectus to vote on adoption of the merger agreement. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than the date hereof, and neither the mailing of this proxy statement/prospectus to Cyberian Outpost stockholders nor the issuance of PC Connection common stock in the merger shall create any implication to the contrary.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   PC Connection files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document PC Connection files at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. PC Connection's SEC filings are also available to the public from PC Connection's Web site at http://www.pcconnection.com or at the SEC's Web site at http://www.sec.gov.

   The SEC allows PC Connection to "incorporate by reference" the information PC Connection files with the SEC, which means that PC Connection can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this proxy statement/ prospectus, and later information filed with the SEC will update and supersede this information. PC Connection incorporates by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities and Exchange Act of 1934 until this merger is completed:

    1. PC Connection's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, initially filed on May 4, 2001;

    2. PC Connection's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, initially filed March 30, 2001, including certain information in PC Connection's Definitive Proxy Statement proposal in connection with PC Connection's 2001 Annual Meeting of Stockholders and certain information in PC Connection's Annual Report to Stockholders for the fiscal year ended December 31, 2000;

    3. PC Connection's Current Report on Form 8-K for the May 29, 2001 event (filing date June 5, 2001); and

    4. The description of PC Connection's common stock contained in PC Connection's Registration Statement on Form 8-A filed February 20, 1998, including any amendment or report filed for the purpose of updating such description.

   You may request a copy of PC Connection's filings, free of charge, by writing or telephoning PC Connection at the following address:

                         Steven Markiewicz
                         General Counsel and Secretary
                         PC Connection, Inc.
                         Route 101A, 730 Milford Road
                         Merrimack, New Hampshire 03054
                         (603) 423-2000

   You must request this information no later than five business days before
the date of the special meeting or     , 2001, to ensure timely delivery.

                             CYBERIAN OUTPOST, INC.

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
                   CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

                                                                          Page
                                                                         Number
                                                                         ------
Consolidated Financial Statements:
  Independent Auditors' Report..........................................  F-2
  Consolidated Balance Sheets...........................................  F-3
  Consolidated Statements of Operations.................................  F-4
  Consolidated Statements of Changes in Redeemable Preferred Stock and
   Stockholders' Equity.................................................  F-5
  Consolidated Statements of Cash Flows.................................  F-6
  Notes to Consolidated Financial Statements............................  F-7
Schedule:
  Independent Auditors' Report..........................................  S-1
  Schedule II, Accounts Receivable Allowance Valuation and Qualifying
   Accounts.............................................................  S-2

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
Cyberian Outpost, Inc:

   We have audited the accompanying consolidated balance sheets of Cyberian Outpost, Inc. and subsidiaries as of February 28, 2001 and February 29, 2000, and the related consolidated statements of operations, changes in redeemable preferred stock and stockholders' equity and cash flows for each of the years in the three-year period ended February 28, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cyberian Outpost, Inc. and subsidiaries as of February 28, 2001 and February 29, 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Notes 2 and 12. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ KPMG LLP

Providence, Rhode Island
May 14, 2001

                             CYBERIAN OUTPOST, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                            2/28/2001  2/29/2000
                                                            ---------  ---------
                                                              (in thousands,
                                                             except share and
                                                              per share data)
                          ASSETS
Current assets:
  Cash and cash equivalents................................ $ 21,970   $ 13,293
  Short term investments (note 5)..........................       --      7,694
  Accounts receivable, less allowance for doubtful accounts
   of $1,129 in 2001 and $525 in 2000......................   15,762      4,385
  Inventories..............................................   15,234     12,168
  Prepaid expenses and other current assets................      692      1,133
                                                            --------   --------
    Total current assets...................................   53,658     38,673
Property and equipment, net (note 4).......................   20,580     10,545
Investment in joint venture (note 3).......................       --      2,709
Goodwill, net (notes 3 and 12).............................   15,224         --
Other assets...............................................      243        951
                                                            --------   --------
    Total assets........................................... $ 89,705   $ 52,878
                                                            ========   ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of capital lease obligations (note
   7(b))................................................... $    696   $    666
  Accounts payable (note 7(c)).............................   37,372     24,221
  Accrued expenses.........................................    6,080      2,753
                                                            --------   --------
    Total current liabilities..............................   44,148     27,640
Capital lease obligations, excluding current portion, and
 other long term debt (note 7(b))..........................      389        718
                                                            --------   --------
    Total liabilities......................................   44,537     28,358
Minority interest..........................................    3,603         --
Stockholders' equity:
Preferred stock, $0.01 par value, 10,000,000 shares
 authorized, no shares issued and outstanding..............       --         --
Common stock, $0.01 par value, 50,000,000 shares
 authorized, 31,662,610 shares issued and outstanding at
 February 28, 2001 and 23,765,117 shares issued and
 outstanding at February 29, 2000..........................      317        237
Additional paid-in capital.................................  141,172     93,921
Accumulated deficit........................................  (99,924)   (69,638)
                                                            --------   --------
    Total stockholders' equity.............................   41,565     24,520
                                                            --------   --------
    Total liabilities and stockholders' equity............. $ 89,705   $ 52,878
                                                            ========   ========

          See accompanying notes to consolidated financial statements.

                             CYBERIAN OUTPOST, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        Years Ended
                                               -------------------------------
                                               2/28/2001  2/29/2000  2/28/1999
                                               ---------  ---------  ---------
                                                 (in thousands, except per
                                                        share data)
Net sales..................................... $355,198   $190,337   $ 87,745
Cost of sales.................................  302,456    166,847     76,919
                                               --------   --------   --------
  Gross profit................................   52,742     23,490     10,826
Operating expenses:
  Sales and marketing.........................   57,880     43,399     29,407
  General and administrative..................   13,575      7,401      4,285
  Technology and development..................   11,491     10,409      4,646
  Amortization of goodwill (note 12)..........    1,121         --         --
                                               --------   --------   --------
    Total operating expenses..................   84,067     61,209     38,338
                                               --------   --------   --------
Operating loss................................  (31,325)   (37,719)   (27,512)
Other income, net.............................    1,932      2,103      2,292
                                               --------   --------   --------
Net loss before minority interest............. $(29,393)  $(35,616)  $(25,220)
Minority interest.............................     (893)        --         --
                                               --------   --------   --------
  Net loss.................................... $(30,286)  $(35,616)  $(25,220)
Accretion of premium on preferred stock.......       --         --       (210)
Dividends applicable to preferred
 stockholders.................................       --         --       (613)
                                               --------   --------   --------
  Net loss applicable to common stockholders
   (note 1(k))................................ $(30,286)  $(35,616)  $(26,043)
                                               --------   --------   --------
Basic and diluted net loss per common share... $  (1.01)  $  (1.52)  $  (1.64)
                                               ========   ========   ========
Weighted average basic and diluted common
 shares outstanding...........................   29,893     23,382     15,886
                                               ========   ========   ========


          See accompanying notes to consolidated financial statements.

                             CYBERIAN OUTPOST, INC.

            STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND
                              STOCKHOLDERS' EQUITY

                                                                 Stockholders' Equity (Deficit)
                                          -------------------------------------------------------------------------------
                                                                                                        Accumu-
                                                                                                         lated
                                                                                                         Other    Total
                        Redeemable                                                                      Compre-  Stock-
                      Preferred Stock      Preferred Stock       Common Stock    Additional             hensive holders'
                    --------------------  -------------------  -----------------  Paid-in   Accumulated Income   Equity
                      Shares     Amount     Shares    Amount     Shares   Amount  Capital     Deficit   (Loss)  (Deficit)
                    ----------  --------  ----------  -------  ---------- ------ ---------- ----------- ------- ---------
                                                    (in thousands, except share data)
Balance, February
28, 1998..........     875,000  $  5,991     845,781  $ 2,614   6,680,286  $ 67   $  2,450   $ (8,802)   $  --  $ (3,671)
Sales of Series C
Redeemable
Convertible
Preferred Stock,
net of expenses
and value of
warrants issued...   1,895,125    13,658          --       --          --    --         --         --       --        --
Warrants issued in
connection with
Series C
Redeemable
Convertible
Preferred Stock...          --        --          --       --          --    --        474         --       --       474
Contingent stock
purchase warrants
issued in
connection with
Series C
Redeemable
Convertible
Preferred Stock...          --        --          --       --          --    --         71         --       --        71
Conversion of
Debenture to
Series B
Convertible
Preferred Stock...          --        --     163,043      750          --    --         --         --       --       750
Accretion on
Redeemable Series
C Convertible
Preferred Stock...          --       210          --       --          --    --       (210)        --       --      (210)
Dividends on
Redeemable Series
C Convertible
Preferred Stock...          --       613          --       --          --    --       (613)        --       --      (613)
Conversion of
Convertible
Preferred Stock to
common stock......  (2,770,125)  (20,472) (1,008,824)  (3,364) 11,336,847   113     23,723         --       --    20,472
Sale of common
stock at initial
public offering,
net of expenses...          --        --          --       --   4,000,000    40     65,451         --       --    65,491
Recognition of
deferred
compensation......          --        --          --       --          --    --        378         --       --       378
Exercise of
employee stock
options...........          --        --          --       --     223,650     2        603         --       --       605
Exercise of common
stock warrants....          --        --          --       --     763,961     8         (8)        --       --        --
Comprehensive loss
 Net loss.........          --        --          --       --          --    --         --    (25,220)      --   (25,220)
 Change in
 unrealized
 holding loss in
 available for
 sale securities..          --        --          --       --          --    --         --         --     (106)     (106)
                                                                                                                --------
  Comprehensive
  loss............          --        --          --       --          --    --         --         --       --   (25,326)
                    ----------  --------  ----------  -------  ----------  ----   --------   --------    -----  --------
Balance, February
28, 1999..........          --        --          --       --  23,004,744   230     92,319    (34,022)    (106)   58,421
Sale of common
stock, net of
expenses..........          --        --          --       --      93,023     1        999         --       --     1,000
Recognition of
deferred
compensation......          --        --          --       --          --    --         57         --       --        57
Exercise of
employee stock
options...........          --        --          --       --     287,506     3        524         --       --       527
Exercise of common
stock warrants....          --        --          --       --     379,844     3         22         --       --        25
Comprehensive loss
 Net loss.........          --        --          --       --          --    --         --    (35,616)      --   (35,616)
 Change in
 unrealized
 holding loss in
 available for
 sale securities..          --        --          --       --          --    --         --         --      106       106
                                                                                                                --------
  Comprehensive
  loss............          --        --          --       --          --    --         --         --       --   (35,510)
                    ----------  --------  ----------  -------  ----------  ----   --------   --------    -----  --------
Balance, February
29, 2000..........          --        --          --       --  23,765,117   237     93,921    (69,638)      --    24,520
Sale of common
stock, net of
expenses..........          --        --          --       --   4,709,608    47     35,252         --       --    35,299
Issuance of common
stock for
acquisitions, net
of expenses.......          --        --          --       --   3,139,666    32     11,897         --       --    11,929
Recognition of
deferred
compensation......          --        --          --       --          --    --         37         --       --        37
Exercise of
employee stock
options...........          --        --          --       --      48,219     1         65         --       --        66
Net loss..........          --        --          --       --          --    --         --    (30,286)      --   (30,286)
                    ----------  --------  ----------  -------  ----------  ----   --------   --------    -----  --------
Balance, February
28, 2001..........          --  $     --          --  $    --  31,662,610  $317   $141,172   $(99,924)   $  --  $ 41,565
                    ==========  ========  ==========  =======  ==========  ====   ========   ========    =====  ========

          See accompanying notes to consolidated financial statements.

                             CYBERIAN OUTPOST, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           Years Ended
                                                  -------------------------------
                                                  2/28/2001  2/29/2000  2/28/1999
                                                  ---------  ---------  ---------
                                                         (in thousands)
Cash flows from operating activities:
  Net loss....................................... $(30,286)  $(35,616)  $(25,220)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Depreciation and amortization................    5,275      3,954      1,111
    Amortization of deferred compensation........       37         57        378
    Minority interest income.....................      893         --         --
    Amortization of goodwill.....................    1,121         --         --
    (Gain) loss on sales and maturities of short
     term investments............................       (9)       250         38
    Equity in net income of joint venture........       --       (209)        --
    (Increase) decrease in operating assets, net
     of impact of acquisition:
      Accounts receivable, net...................   (6,787)      (909)    (2,967)
      Inventories................................   (1,820)    (6,418)    (4,339)
      Prepaid expenses and other assets..........    1,333     (1,311)      (655)
    Increase (decrease) in operating liabilities:
      Accounts payable...........................    6,222     15,396      5,565
      Accrued expenses...........................      878       (222)       573
                                                  --------   --------   --------
        Net cash used in operating activities....  (23,143)   (25,028)   (25,516)
                                                  --------   --------   --------
Cash flows from investing activities:
  Purchases of property and equipment............  (14,621)    (7,833)    (4,200)
  Purchases of short term investments............  (20,997)   (11,481)   (40,680)
  Proceeds from sales and maturities of short
   term investments..............................   28,700     32,379     11,801
  Investment in joint venture....................       --     (2,500)        --
  Cash acquired from consolidating joint
   venture.......................................    5,706         --         --
                                                  --------   --------   --------
        Net cash provided by (used in) investing
         activities..............................   (1,212)    10,565    (33,079)
                                                  --------   --------   --------
Cash flows from financing activities:
  Repayment of notes payable.....................       --         --     (2,000)
  Repayment of capital lease obligations and
   other long term debt..........................     (655)      (624)      (201)
  Repayment of line of credit....................   (1,607)        --         --
  Proceeds from issuance of redeemable preferred
   stock.........................................       --         --     13,658
  Proceeds from issuance of common stock
   warrants......................................       --         --        545
  Proceeds from issuance of common stock.........   35,294      1,552     66,096
                                                  --------   --------   --------
        Net cash provided by financing
         activities..............................   33,032        928     78,098
                                                  --------   --------   --------
        Net increase (decrease) in cash and cash
         equivalents.............................    8,677    (13,535)    19,503
        Cash and cash equivalents at beginning of
         period..................................   13,293     26,828      7,325
                                                  --------   --------   --------
        Cash and cash equivalents at end of
         period.................................. $ 21,970   $ 13,293   $ 26,828
                                                  ========   ========   ========

          See accompanying notes to consolidated financial statements.

                             CYBERIAN OUTPOST, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business and Summary of Significant Accounting Policies

 (a) Description of Business

   Cyberian Outpost, Inc. ("Cyberian Outpost", or the "Company") was incorporated in the state of Connecticut on March 6, 1995 and reincorporated in the state of Delaware on July 8, 1998. Cyberian Outpost is a leading global Internet retailer featuring over 175,000 consumer technology and related products for the home and office. As of February 28, 2001, the Company had the following subsidiaries, Tweeter@Outpost.com, LLC, OutpostPRO.com, Inc., Outpost Vendor Supply A, Inc. and Outpost Holdings LLC. Additionally, OutpostPRO.com, Inc. has as wholly owned subsidiaries CMP Internet Development Private LTD and India Parent Co.

 (b) Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 (c) Cash Equivalents

   For purposes of the statements of cash flows, the Company considers all investment instruments with original maturities of three months or less to be cash equivalents. Cash equivalents at February 28, 2001 and February 29, 2000 included investments in overnight repurchase agreements, money market funds and commercial paper.

 (d) Inventories

   Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method.

 (e) Property and Equipment

   Property and equipment are stated at cost. Equipment under capital lease obligations is stated at the lesser of the present value of minimum rental and other lease payments or fair value at the time of acquisition. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets (2-7 years), or over the term of the lease if shorter.

   In fiscal 1999, the Company adopted American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, Accounting for Computer Software Developed For or Obtained For Internal-Use. SOP 98-1 provides revised guidance for the accounting treatment to all non-governmental entities for software which is internally developed, acquired, or modified solely to meet the entity's internal needs. Internal use software which has been capitalized under this SOP is categorized as property and equipment on the balance sheets.

   In March 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF Issue 00-2, Accounting for Web Site Development Costs. This consensus provides guidance on what types of costs incurred to develop Web sites should be capitalized or expensed. The consensus was effective for Web site development costs incurred for fiscal quarters beginning after June 30, 2000. The adoption of this consensus did not have a material impact on the Company's financial position or its results of operations.

                             CYBERIAN OUTPOST, INC.

 (f) Revenue Recognition

   Net sales are primarily comprised of product sales, net of a provision for estimated returns and allowances. Net sales also include shipping revenue, advertising revenue derived from vendors that pay for promotional placements on the Company's Web site and site management fees derived from hosting and managing its partners' Web sites. Product sales are comprised of computers and accessories, software, consumer electronics, cameras and high end consumer products. Product sales are recognized as revenue when the products are shipped to customers, which coincides with transfer of title. The Company records a reserve for estimated sales returns at the time of shipment based on historical return rates. The majority of net sales are merchandise to customers using credit cards. The remainder is to customers that are invoiced directly under credit terms, amounts received from vendors for advertising, partners for site management fees and shipping revenue.

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB No. 101"). In June 2000, the SEC amended this bulletin as SAB No. 101B which extends the time required to adopt this bulletin. The Company adopted this bulletin during the quarter ended February 28, 2001. There was no material impact to the consolidated financial statements.

   In September 2000, the EITF reached a consensus on EITF Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. This consensus requires that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenue and should be classified as revenue. There was no consensus reached on the classification of shipping and handling costs. The Company historically has classified shipping and handling revenue as an offset to direct sales and marketing costs. As a result, the Company has reclassified fees generated from shipping from the sales and marketing classification to net sales for all periods presented. The amounts of shipping revenues reclassified to net sales were $2.9 million in fiscal 2001, $1.7 million in fiscal 2000 and $2.5 million in fiscal 1999. The Company classifies the costs related to shipping in and out as well as its warehouse operations as sales and marketing costs. These costs were $27.3 million in fiscal 2001, $10.6 million in fiscal 2000 and $2.8 million in fiscal 1999.

   In May 2000, the EITF reached a consensus on EITF Issue No. 00-14, Accounting for Certain Sales Incentives. This consensus requires that certain sales incentives be classified either as (i) a reduction of revenue (rebates offered at the point of sale) or (ii) cost of sales (offers of free product). The Company has historically classified rebates given to customers as a promotional expense in the sales and marketing classification. The Company adopted EITF Issue No. 00-14 during its quarter ended February 28, 2001. All prior period balances have been reclassified accordingly.

   In July 2000, the EITF reached a consensus on EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. This consensus provides guidance concerning under what circumstances a company should report revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee. The adoption of the provisions of this consensus did not change the Company's existing accounting policies.

 (g) Sales and Marketing

   Sales and Marketing expense consists primarily of the following three components:

   Direct Selling Expenses. These expenses consist primarily of shipping expense, contract warehouse fulfillment expense and bank and credit card fees.

                             CYBERIAN OUTPOST, INC.

   Advertising and Promotional Costs. This consists of both online and offline advertising designed to build the Cyberian Outpost brand, increase customer awareness and drive traffic to the Web site. The types of expenses incurred include fees paid to search engines to more prominently feature Cyberian Outpost products, fees paid to affiliates to refer customers to the Company's Web site, costs to design and send personalized direct marketing email campaigns, the costs associated with maintenance of email customer lists, as well as, to a lesser extent, amounts paid for traditional offline advertising.

   Advertising costs are expensed as incurred. Advertising expenses incurred were $5.4 million, $12.2 million and $8.4 million in 2001, 2000 and 1999, respectively.

   Sales, Marketing and Customer Service Personnel Costs. This includes the salaries and benefits paid to personnel and the incidental expenses incurred during the course of their business. The Company does not allocate any material amount of common expenses to Sales and Marketing.

 (h) Technology and Development

   Technology and Development expense includes depreciation of hardware and software, systems personnel and related costs, software support, communications expenditures, maintenance on technology development and Web site hosting.

 (i) Income Taxes

   The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

 (j) Stock-based Compensation

   The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of stock-based awards on the date of grant. For employee stock-based awards, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25 and provide pro forma net earnings disclosures as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 to employee awards and provide the pro forma disclosure of SFAS No. 123.

   The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the grant date fair value of the equity instruments issued until date performance commitment is reached or performance commitment is complete, whichever is more reliably measurable.

 (k) Basic and Diluted Net Loss Per Common Share

   Basic and diluted net loss per share is presented under the provisions of SFAS No. 128, Earnings per Share. As the Company has been in a net loss position for all periods presented, common stock equivalents of 6,100,848, 5,496,892, and 5,243,790 for fiscal years 2001, 2000 and 1999, respectively, were excluded from the diluted net loss per share calculation as they would be antidilutive. As a result, diluted net loss per share is the same as basic net loss per share, and has not been presented separately.

                             CYBERIAN OUTPOST, INC.

   In accordance with SFAS No. 128, for fiscal 1999, the net loss applicable to common stockholders includes the accretion of and dividends on the Series C Redeemable Convertible Preferred Stock through August 5, 1998, the date of conversion to Common Stock. Weighted average shares outstanding includes the Common Stock resulting from the conversion of the Series A and Series B Convertible Preferred Stock and Series C Redeemable Convertible Preferred Stock ("Convertible Stock") from the date of conversion through the end of the year.

   Net loss for fiscal 1999 has been increased by $823,000 to arrive at net loss applicable to common stockholders, to give effect to $613,000 of dividends and $210,000 of accretion on the Redeemable Series C Convertible Preferred Stock.

 (l) Supplemental Disclosure of Non-Cash Investing and Financing Activities

   During the year ended February 28, 1999, the Company (i) increased the Redeemable Series C Convertible Preferred Stock and decreased additional paid-in capital by $823,000 to record accumulated dividends of $613,000 and accretion of $210,000 on the Redeemable Series C Convertible Preferred Stock,
(ii) converted the $750,000 debenture into 163,043 shares of Series B Convertible Preferred Stock, (iii) converted all Convertible Stock to Common Stock effective upon the consummation of the initial public offering, and (iv) issued 763,961 shares of common stock for cashless exercises of warrants.

   During the year ended February 29, 2000, the Company issued 370,422 shares of common stock for the cashless exercise of a warrant.

   During the year ended February 28, 2001, the Company issued 3,139,666 shares of common stock in connection with the acquisition of CMPExpress.

   The Company acquired office equipment, furniture and fixtures and leasehold improvements by incurring capital lease obligations of $224,000, $729,000, and $1,242,000, in the years ended February 28, 2001, February 29, 2000 and February 28, 1999, respectively.

 (m) Supplemental Disclosure of Cash Paid for Interest

   During the years ended February 28, 2001, February 29, 2000 and February 28, 1999, the Company paid cash for interest of $391,000, $132,000 and $69,000, respectively.

 (n) Comprehensive Income

   The Company has adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. During fiscal 2000 and 1999, comprehensive income consisted of net loss and net unrealized losses on securities and is presented in the statements of redeemable preferred stock and changes in stockholders' equity. During fiscal 2001, comprehensive income equals the net loss. SFAS No. 130 requires only additional disclosures in the financial statements; it does not affect the Company's financial position or results of operations.

 (o) Investment Securities

   Investment securities at February 29, 2000 consisted of short term corporate and government-backed debt instruments with a minimum rating of AA. The Company classifies its debt securities as available-for-sale. All investments at February 28, 2001 were cash equivalents.

                             CYBERIAN OUTPOST, INC.

   Unrealized gains and losses, net of related tax effect, on holdings of available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive loss until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

   A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

 (p) Reclassifications

   Certain prior year balances have been reclassified to conform with the current year's presentation.

 (q) Intangible Assets

   Intangible assets includes goodwill resulting from business combinations as counted for using the purchase method of accounting. Goodwill was amortized over a seven-year period in 2001 (note 1(r)).

 (r) Goodwill

   Goodwill, which represents the excess of purchase price over fair value of net assets acquired of CMPExpress.com is amortized on a straight-line basis over the expected periods to be benefited, or seven years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting a risk adjusted rate of return. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. Goodwill is presented net of accumulated amortization of $1.1 million at February 28, 2001.

   Goodwill is reviewed for impairment whenever events or circumstances indicate its carrying value may not be recoverable. On April 13, 2001, the Company announced a restructuring of the consolidated business in order to reduce expenses, improve working capital and liquidity, and refocus the business on individual consumers. The restructuring included the significant curtailment of the operations of its subsidiary, OutpostPRO.com, termination of all OutpostPRO employees, and the discontinuance of offering product sales to business customers under the Company's former 30 day credit policy. All business customers are now required to purchase products using a credit card. As a result of this change in payment terms and the termination of the entire sales force, sales to business customers since April 13, 2001 have declined dramatically, and are expected to be insignificant for the year ending February 28, 2002. In connection with the restucturing in April 2001, the Company will incur an impairment charge of approximately $15.2 million during the first quarter ending May 31, 2001 (see also Note 12-Subsequent Events).

(2) Liquidity

   The Company has experienced significant operating losses since inception. Since July 1998, the Company has utilized a flooring agreement with Deutsche Financial Services Corporation ("DFS") in order to finance inventory purchases (note 7(c)). As of February 28, 2001, the available credit under the flooring line was $20.0 million. Subsequent to year end, the Company was unable to negotiate terms with DFS that the Company found to be satisfactory. As a result, the Company terminated its agreement with DFS on April 20, 2001 in order to release the assets pledged under the DFS agreement. In connection with the termination, the Company repaid the $8.1 million outstanding balance.

                             CYBERIAN OUTPOST, INC.

   The Company is delinquent in paying incurred trade and other debt with vendors and business partners. The Company offered interim payments of 24% of the amounts owed as of April 20, 2001. The Company agreed to make these interim payments in 6 weekly payments of 4% each beginning on April 20, 2001 and each successive Friday thereafter until May 25, 2001. The Company has made five of the 4% payments to date. The Company has not made the payment due on May 25, 2001. Further, the Company has reached no agreement with its creditors regarding the remaining past due balances after the above mentioned payments have been applied. The Company is currently making new purchases on a cash basis.

   In February 2001, the Company engaged Dain Rauscher Wessels to assist the Company with respect to exploring strategic alternatives. Subsequent to year end, the Company has also taken steps to improve operating results and conserve cash. This included refocusing the Company's core business to only the business-to-consumer sector. The refocus included the significant curtailment of the operations of its OutpostPRO (business-to-business) operation, termination of all OutpostPRO employees and the discontinuance of offering product sales to business customers under the Company's former 30 day credit policy. The Company has also reduced its marketing, web site development, technology and operating infrastructure development budgets, reduced staffing levels, and is in the process of terminating facility leases (see also Note 12-Subsequent Events). The Company has been unable to secure satisfactory terms for working capital financing or raise additional capital to fund future operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of assets that might be necessary should the Company be unable to continue as a going concern.

(3) Business Combinations and Related Party Transactions

   On October 1, 1999, the Company formed a joint venture, Tweeter@Outpost.com, LLC with Tweeter Home Entertainment Group, Inc. ("Tweeter"). Tweeter@Outpost.com, LLC operates a fully authorized Internet consumer electronics retail destination. The Company contributed $2.5 million in cash. At February 28, 2001, both partners held 50% of the voting stock of the joint venture and the Company had an ownership interest in the joint venture of approximately 50%. There could be future dilution of the Company's interests if further investments are made in the joint venture.

   As of March 1, 2000, the joint venture agreement between the Company and Tweeter was amended. The effect of this amendment was to change certain provisions regarding governance of the joint venture. As such, the Company, as of March 1, 2000, began consolidating the financial statements of Tweeter@Outpost.com, LLC with those of Cyberian Outpost as a controlled subsidiary. All intercompany transactions have been eliminated.

   On September 8, 2000, the Company completed the acquisition of CMPExpress, a private Internet retailer of technology products to medium and large businesses. The Company has operated the business of CMPExpress as a subsidiary of Cyberian Outpost, which has been named OutpostPRO.com, Inc. As a result of the acquisition, Cyberian Outpost issued 3,139,666 shares of its common stock, valued at approximately $11.9 million, which is net of transaction fees. The results of operations of the acquired company are included in the Company's consolidated financial results starting on the date of acquisition. The acquisition was accounted for under the purchase method of accounting for business combinations. The excess of the purchase price over the fair value of net assets acquired is included in goodwill in the accompanying consolidated balance sheets and is being amortized over seven years.

                             CYBERIAN OUTPOST, INC.

   The purchase price for the acquisition of CMPExpress has been allocated approximately as shown in the following table:

                                                                  (In thousands)
   Goodwill......................................................    $ 16,344
   Property and equipment........................................         464
   Line of credit................................................      (1,607)
   Working capital deficit.......................................      (3,201)
                                                                     --------
   Purchase price................................................    $(12,000)
                                                                     ========

   The following unaudited pro forma financial information presents the combined results of operations of the Company and CMPExpress as if the acquisition had occurred as of the beginning of fiscal year 2001, after giving effect to the adjustment for amortization of goodwill. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and CMPExpress operated as a single entity during such periods.

                                                               Years Ended
                                                           --------------------
                                                           2/28/2001  2/29/2000
                                                           ---------  ---------
                                                             (in thousands,
                                                            except per share
                                                                  data)
   Net sales.............................................. $391,321   $231,441
   Net loss............................................... $(35,043)  $(39,728)
   Basic and diluted net loss per common share............ $  (1.17)  $  (1.50)

(4) Property and Equipment

   Property and equipment consist of the following at February 28, 2001 and February 29, 2000:

                                                                 2001    2000
                                                                ------- -------
                                                                (in thousands)
   Computers................................................... $12,424 $ 5,070
   Software....................................................  14,464   7,353
   Office equipment............................................     705     570
   Furniture and fixtures......................................   1,336     801
   Leasehold improvements......................................   2,185   2,010
                                                                ------- -------
                                                                 31,114  15,804
   Less accumulated depreciation and amortization..............  10,534   5,259
                                                                ------- -------
                                                                $20,580 $10,545
                                                                ======= =======

(5) Short Term Investments

   The Company did not have any short term investments as of February 28, 2001. Proceeds from the sale of investment securities available for sale were $31.0 million and $6.9 million in fiscal years 2001 and 2000, respectively.

                             CYBERIAN OUTPOST, INC.

   The amortized cost, gross unrealized holding gains, gross unrealized holding losses, fair value for available-for-sale securities and their maturity dates by major security type at February 29, 2000 were as follows:

                                     Gross      Gross
                                   Unrealized Unrealized
                         Amortized  Holding    Holding    Fair
                           Cost      Gains      Losses   Value       Maturity
                         --------- ---------- ---------- ------ -------------------
                                     (in thousands)
At February 29, 2000
Commercial Paper........  $  477      $19        $ --    $  496 Due within one year
Corporate debt
 securities.............   2,067       --         (19)    2,048 Due within one year
Municipal debt
 securities.............   5,150       --          --     5,150 Due within one year
                          ------      ---        ----    ------
                          $7,694      $19        $(19)   $7,694
                          ======      ===        ====    ======

(6) Common Stock

 (a) Common Stock Warrants

   In December 1997, the Company issued a warrant to purchase 355,707 shares of Common Stock at an exercise price of $2.6533 per share in connection with a marketing agreement. The warrant expires in December 2007. This warrant was still outstanding as of February 28, 2001.

   The contingent stock purchase warrants issued in fiscal 1998 and 1999 were valued at $35,000 and $71,015, respectively, and recorded as a reduction to the net proceeds of the Redeemable Series C Convertible Preferred Stock financing. The contingent stock purchase warrants were cancelled upon the completion of the Company's initial public offering. In July 1996, the Company issued a warrant to purchase 180,000 shares of Common Stock at an exercise price of $.0041 per share to a placement agent. The warrant was exercised in August 1998 through a net cashless exercise.

   In January 1998, the Company issued a warrant to purchase 376,884.42 shares of Common Stock at an exercise price of $2.6533 per share in connection with a note payable. The warrant was exercised in January 1999 through a net cashless exercise.

   In February 1998, the Company issued a warrant to purchase 157,500 shares of Common Stock at an exercise price of $2.6667 per share to an investment banker in connection with the Redeemable Series C Convertible Preferred Stock financing. In March 1998 and also in connection with the sale of the Redeemable Series C Convertible Preferred Stock, the Company issued to an investment banker warrants to purchase 316,811.25 shares of Common Stock at an exercise price of $2.6667 per share. The warrants were exercised in July 1999 through a net cashless exercise.

   In connection with the Redeemable Series C Convertible Preferred Stock financing, the Company issued contingent stock purchase warrants in fiscal 1998 and 1999 to the holders of the Redeemable Series C Convertible Preferred Stock for the purchase of 393,750 shares and 852,806.25 shares, respectively, of Common Stock at an exercise price of $3.3333 per share. The contingent warrants were only exercisable upon the earlier of (i) the completion by the Company of an initial public offering at a price per share of less than (x) 200% of the then applicable conversion price if the initial public offering occurred within 12 months of the closing of the Redeemable Series C Convertible Preferred Stock financing, or (y) 250% of the then applicable conversion price if the initial public offering occurred after 12 months from the closing of such financing but within 24 months of the closing, or (ii) the second anniversary of the closing if the Company has not completed an initial public offering.

                             CYBERIAN OUTPOST, INC.

 (b) Common Stock Options

   During the year ended February 28, 1999, the Company's stockholders approved the 1998 Employee, Director and Consultant Stock Plan that authorizes the grant of options for up to 3,186,000 shares. During the years ended February 28, 2001 and February 29, 2000 the Company's shareholders approved the increase of the amount of shares reserved for the 1998 Employee, Director and Consultant Stock Plan by 900,000 shares and 2,000,000 shares to an aggregate reserve of 6,086,000. During the year ended February 28, 1998, the Company's stockholders approved the 1997 Stock Option Plan and the 1998 Stock Option Plan (collectively "the Plans"). The 1997 and 1998 Plans authorized the grant of options for up to 900,000 shares and 1,620,000 shares, respectively, of Common Stock.

   Options granted under the Plans are either (a) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986 ("the Code") or (b) non-qualified options. Incentive stock options may be granted under the Plans to employees of the Company. Non-qualified options may be granted to consultants, directors and officers (whether or not they are employees), or employees of the Company. Options granted under the Plans vest over periods up to five years and are exercisable for a period not to exceed 10 years from the date of grant. In fiscal 1999, the Company granted stock options below the fair market value to two employees. Compensation expense of $378,000 was charged to operations related to these stock options in fiscal 1999.

   Had compensation cost for such plans been determined based on the fair value at the grant dates for awards under these plans consistent with the provisions of SFAS No. 123, the Company's net loss applicable to common stockholders and basic and diluted net loss per common share would have been increased to the pro forma amounts indicated below:

                                                      2001      2000      1999
                                                    --------  --------  --------
Net loss applicable to
 common stockholders.... As reported                $(30,286) $(35,616) $(26,043)
                         Pro forma for SFAS No. 123 $(35,400) $(47,478) $(35,938)
Basic and diluted loss
 per share.............. As reported                $  (1.01) $  (1.52) $  (1.64)
                         Pro forma for SFAS No. 123 $  (1.18) $  (2.03) $  (2.26)

   The weighted average fair value of options granted during 2001, 2000 and 1999 was $3.04, $7.23, and $12.04 per share, respectively. The Company estimates the fair value of each option as of the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

                                                       2001     2000     1999
                                                      -------  -------  -------
   Expected volatility...............................     130%      70%      70%
   Dividend yield....................................       0%       0%       0%
   Risk-free interest rate...........................     5.3%     6.4%     5.5%
   Expected life..................................... 8 years  7 years  7 years

                             CYBERIAN OUTPOST, INC.

   A summary of the status of the Company's stock option plans as of February 28, 2001, February 29, 2000 and February 28, 1999 and changes during the years then ended is presented below:

                                 2001                 2000                 1999
                          -------------------- -------------------- -------------------
                                      Weighted             Weighted            Weighted
                                      Average              Average             Average
                                      Exercise             Exercise            Exercise
                            Shares     Price     Shares     Price    Shares     Price
                          ----------  -------- ----------  -------- ---------  --------
Outstanding at beginning
 of year................   5,141,185   $10.40   4,404,350   $11.98  1,719,000   $ 1.49
Granted.................   2,239,334     3.31   2,816,050     9.59  3,054,800    16.81
Exercised...............     (48,219)    1.35    (287,506)    1.83   (223,650)    2.71
Terminated..............  (1,588,160)    8.25  (1,791,709)   14.14   (145,800)    3.65
                          ----------           ----------           ---------
Outstanding at end of
 year...................   5,744,141     8.25   5,141,185    10.40  4,404,350    11.98
                          ==========           ==========           =========
Exercisable at end of
 year...................   2,766,587   $10.41   1,285,958   $11.99    391,981   $ 5.05
                          ==========           ==========           =========
Shares reserved at end
 of year................   2,302,485              116,150             932,200
                          ==========           ==========           =========

   The following table summarizes information about stock options outstanding at February 28, 2001:

                                       Weighted
                                        Average
                                       Remaining  Weighted             Weighted
                                      Contractual Average              Average
                            Shares       Life     Exercise   Shares    Exercise
Range of Exercise Prices  Outstanding   (years)    Price   Exercisable  Price
------------------------  ----------- ----------- -------- ----------- --------
$0.73....................        548      9.5      $ 0.73         548   $ 0.73
1.13 to 1.53.............  1,362,060      8.4        1.32     548,243     1.40
2.67 to 3.03.............    304,450      9.3        2.96      21,050     2.67
4.00 to 4.69.............  1,038,700      9.3        4.37      87,491     4.43
7.66 to 10.20............  1,168,740      4.1        8.45     900,934     8.40
10.21 to 12.75...........    494,665      8.4       11.38     247,043    11.39
12.76 to 15.30...........     69,550      8.1       12.88      36,750    12.88
15.30 to 17.85...........     21,528      6.9       15.96      21,528    15.96
17.85 to 20.40...........  1,255,400      7.4       18.07     891,000    18.04
22.95 to 25.50...........     28,500      7.6       25.50      12,000    25.50
                           ---------                        ---------
                           5,744,141      7.5      $ 8.25   2,766,587   $10.41
                           =========                        =========

 (c) Common Stock

   In March 2000, the Company completed a private equity placement and issued 4,702,900 shares of its common stock to institutional investors at a price of $7.87 per share, reflecting a 5% discount of the market price at the date of issue. The Company received approximately $35.3 million of proceeds, net of the underwriting discount and offering expenses.

   In September 2000, the Company issued 3,139,666 shares of its common stock in connection with the acquisition of CMPExpress. See note 3 for further discussion regarding the CMPExpress acquisition.

   During the years ended February 28, 2001 and February 29, 2000, the Company issued 14,308 and 451,647 shares, respectively, of common stock to employees and consultants in exchange for services. The Company recorded expense of $41,000 and $259,000, respectively, in the corresponding periods related to these stock issuances.

                             CYBERIAN OUTPOST, INC.

(7) Commitments

 (a) Operating Leases

   The Company is obligated under several operating leases for space rented at its corporate headquarters as well as its sales and customer service centers. The Company is also obligated for various vehicle and office equipment leases that expire at various dates during the next five years. The building leases require the Company to pay certain costs such as maintenance and insurance. Rental payments for the vehicle lease include minimum rentals plus contingent rentals based on mileage. Rental expense for operating leases was $740,000, $455,000, and $193,000 in 2001, 2000 and 1999, respectively.

   Future minimum lease payments under noncancelable operating leases with initial terms in excess of one year are as follows at February 28, 2001:

   Fiscal year ending
   ------------------                                             (in thousands)
   February 28, 2002.............................................     $1,011
   February 28, 2003.............................................        851
   February 29, 2004.............................................        614
   February 28, 2005.............................................        380
   February 28, 2006 and thereafter..............................         21
                                                                      ------
                                                                      $2,877
                                                                      ======

 (b) Capital Leases and Other Long Term Debt

   The Company has capital lease arrangements for certain computers, furniture and fixtures, and telephone equipment. The assets have an aggregate capitalized cost of $2.4 million and related accumulated depreciation of $1.5 million as of February 28, 2001. Future minimum lease payments under capital lease obligations are as follows at February 28, 2001:

   Year ending
   -----------                                                    (in thousands)
   February 28, 2002.............................................     $  758
   February 28, 2003.............................................        239
   February 29, 2004.............................................        116
   February 28, 2005.............................................         44
   February 28, 2006.............................................          3
                                                                      ------
   Subtotal......................................................      1,160
   Less amount representing interest.............................        108
                                                                      ------
   Present value of future minimum lease payments................      1,052
   Less current portion..........................................        696
                                                                      ------
   Long-term portion.............................................     $  356
                                                                      ======

   The Company also has a note payable of $33,000 due in 2005. This has been classified as other long term debt on the balance sheet.

 (c) Flooring Line

   As of February 28, 2001, the Company had a "flooring" credit agreement with Deutsche Financial Services Corporation ("DFS") with a credit limit of $20.0 million. Pursuant to this agreement, DFS, at its

                             CYBERIAN OUTPOST, INC.

option, extended credit to the Company from time to time to purchase inventory from DFS approved vendors. The approved vendors invoiced DFS for these purchases and DFS then invoiced the Company. The Company was required to pay DFS on certain due dates. If payment was made after the required due date, the Company incurred an interest penalty of up to the prime rate plus 6.5%. A pledge of all assets, including a specific pledge of $12 million in a cash instrument, secured this credit facility. Assets excluded from this pledge included Apple Computer products. This arrangement between Apple, DFS and Cyberian Outpost is further described below. For the years ended February 28, 2001 and February 29, 2000, there was an outstanding balance of $9.2 million and $8.5 million, respectively, under this facility. These amounts are included in accounts payable. Subsequent to year end, the Company attempted to renegotiate the terms of this agreement but was unable to negotiate terms with DFS that the Company found to be satisfactory. As a result, the Company terminated its agreement with DFS on April 20, 2001 in order to release the assets pledged under the DFS agreement. In connection with the termination, the Company repaid the $8.1 million outstanding balance. As a result of terminating the flooring agreement, purchases made from major inventory suppliers are now paid based on cash in advance or vendor required terms.

   On August 9, 2000, a Collateral Subordination Agreement was entered into between Apple Computer, Inc. ("Apple"), DFS and Cyberian Outpost. This was done for the purpose of securing a direct credit facility with Apple. Under the terms of the Collateral Subordination Agreement, Apple has been granted a security interest in certain assets.

 (d) Legal Proceedings

   The Company, from time to time, is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position and results of operations.

(8) Income Taxes

   No provision for federal or state income taxes have been recorded as the Company incurred net operating losses for all periods presented. This differed from the expected tax benefit computed by applying the statutory rate of 34 percent to the net loss before taxes as a result of the following:

                                                     2001      2000     1999
                                                    -------  --------  -------
                                                         (in thousands)
Computed "expected" tax benefit.................... $(9,994) $(12,109) $(8,575)
Increase (reduction) in income taxes resulting
 from:
  Change in the valuation allowance................  11,026    13,149   10,211
  State and local income taxes, net of federal
   income tax benefit..............................    (824)   (1,083)  (1,665)
  Nondeductible goodwill amortization..............     381        --       --
  Other, net.......................................    (589)       43       29
                                                    -------  --------  -------
                                                    $    --  $     --  $    --
                                                    =======  ========  =======

                             CYBERIAN OUTPOST, INC.

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at February 28, 2001 and February 29, 2000 are presented below:

                                                               2001     2000
                                                              -------  -------
                                                              (in thousands)
Deferred tax assets:
  Accounts receivable, principally due to allowance for
   doubtful accounts......................................... $   415  $   193
  Inventories, principally due to reserves...................     149       38
  Federal and state net operating loss carryforwards.........  40,239   26,222
  Property and equipment, principally due to differences in
   depreciation..............................................      --      117
  Other assets...............................................     589      226
  Other accrued liabilities..................................     136       74
  Stock-based compensation...................................     550      550
                                                              -------  -------
    Gross deferred tax assets................................  42,078   27,420
  Less valuation allowance against deferred tax assets.......  40,573   27,326
                                                              -------  -------
                                                                1,505       94
                                                              -------  -------
Deferred tax liabilities:
  Difference in basis of joint venture.......................    (148)     (77)
  Prepaid expenses...........................................      (7)     (17)
  Property and equipment, principally due to differences in
   depreciation..............................................  (1,350)      --
                                                              -------  -------
    Total deferred tax liabilities...........................  (1,505)     (94)
                                                              -------  -------
    Net deferred tax asset................................... $    --  $    --
                                                              =======  =======

   The valuation allowance for deferred tax assets as of February 28, 2001 and February 29, 2000 was $40.6 million and $27.3 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Taxable losses for the years ended February 28, 2001, February 29, 2000 and February 28, 1999 were $32.5 million, $34.8 million and $25.4 million, respectively. Based upon the historical taxable losses of the company, the limitations imposed on the future utilization of such losses, and the uncertainty of generating sufficient taxable income of an appropriate character over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences at February 28, 2001.

   Subsequent recognized tax benefits relating to the valuation allowance for deferred tax assets as of February 28, 2001 will be allocated as follows:

                                                               (in thousands)
   Income tax benefit that would be reported in the
    consolidated statement of operations......................    $36,752
   Goodwill...................................................      2,220
   Additional paid-in capital.................................      1,601
                                                                  -------
                                                                  $40,573
                                                                  =======

                             CYBERIAN OUTPOST, INC.

   At February 28, 2001, the Company had net operating loss carryforwards for federal income tax purposes of approximately $108.2 million which are available to offset future federal taxable income, if any, through 2021. At February 28, 2001, the Company also has net operating loss carryforwards for state income tax purposes of approximately $42.9 million, $8.4 million and $1.8 million in Connecticut, Ohio and Pennsylvania, respectively, which are available to offset future state taxable income, if any, through 2021, 2016 and 2011, respectively. However, the utilization of these net operating losses may be limited pursuant to Internal Revenue Code Section 382 as a result of prior and future ownership changes.

(9) 401 (k) Savings Plan

   The Company has established a retirement savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers substantially all employees of the Company who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the 401(k) Plan may be made at the discretion of the Board of Directors. The Company has not made any contributions to the 401(k) Plan for the three-year period ended February 28, 2001.

   In connection with the acquisition of CMPExpress, the Company assumed the CMPExpress retirement savings plan, which was established under Section 401 (k) of the Internal Revenue Code (the "CMP 401 (k) Plan"). The Company continued to make Company contributions to the CMP 401 (k) Plan from September 8, 2000 to December 31, 2000. Subsequent to December 31, 2000, the CMP 401 (k) Plan will be merged into the 401 (k) Plan.

(10) Segment Data

   The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report selected information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 requires the use of the "management approach" in disclosing segment information, based largely on how senior management generally analyzes business operations.

   Segment selection is based upon the internal organizational structure, the manner in which these operations are managed and their performance evaluated by management, the availability of separate financial information, and overall materiality considerations. Management does review revenue and margin by product category and business line. However, employee headcount and operating costs are managed by functional areas, rather than by revenue segments and are only reviewed on a company-wide basis. Therefore, for the years ended February 28, 2001, February 29, 2000 and February 28, 1999, the Company operated in only one segment.

   There were no sales to any individual customer during any of the years in the three-year period ended February 28, 2001 that represented 10% or more of net sales. The Company has no material long-lived assets located in foreign countries. The Company attributes net sales to an individual country based upon the location of the customer.

   The Company operates in one principal business segment across domestic and international markets. International sales all emanate from the United States, and represented approximately 5%, 8%, and 14% of net sales for the years ended February 28, 2001, February 29, 2000 and February 28, 1999, respectively.

                             CYBERIAN OUTPOST, INC.

   Summary geographic net sales information is as follows:

                                                           Years ended,
                                                   -----------------------------
                                                   2/28/2001 2/29/2000 2/28/1999
                                                   --------- --------- ---------
                                                          (in thousands)
   United States.................................. $337,641  $175,553   $75,515
   All foreign countries..........................   17,557    14,784    12,230
                                                   --------  --------   -------
                                                   $355,198  $190,337   $87,745
                                                   ========  ========   =======

(11) Quarterly Results (Unaudited)

   The following tables contain selected unaudited Consolidated Statement of Operations data for each quarter of fiscal years 2001 and 2000. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                         Year Ended February 28, 2001
                                -----------------------------------------------
                                1st Quarter 2nd Quarter 3rd Quarter 4th Quarter
                                ----------- ----------- ----------- -----------
                                     (in thousands, except loss per share)
Net sales (1)..................   $64,994     $72,765     $96,522    $120,917
Gross profit...................     8,699      10,682      15,183      18,176
Net loss.......................    (7,365)     (6,667)     (6,091)    (10,163)
Basic and diluted net loss per
 share (2).....................   $ (0.26)    $ (0.23)    $ (0.19)   $  (0.32)
Shares used in computation of
 basic and diluted net loss
 per share.....................    28,014      28,482      31,407      31,669

                                         Year Ended February 28, 2000
                                -----------------------------------------------
                                1st Quarter 2nd Quarter 3rd Quarter 4th Quarter
                                ----------- ----------- ----------- -----------
                                     (in thousands, except loss per share)
Net sales (1)..................   $33,292     $36,992     $43,575     $76,478
Gross profit...................     4,025       4,523       5,492       9,450
Net loss.......................    (8,855)     (8,393)     (8,543)     (9,825)
Basic and diluted net loss per
 share (2).....................   $ (0.38)    $ (0.36)    $ (0.36)    $ (0.41)
Shares used in computation of
 basic and diluted net loss
 per share.....................    23,024      23,252      23,559      23,697

--------
(1) Net sales numbers may not reflect previously reported numbers, because, as disclosed in note 1, the Company has reclassified shipping revenue from an offset to sales and marketing expense to net sales (EITF 00-10) and rebates from sales and marketing expense to net sales (EITF 00-14). Both issues were adopted in the fourth quarter of fiscal 2001. All prior period balances have been reclassified accordingly.

(2) EPS is computed individually for each period. Therefore, the sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods, due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

(12) Subsequent Events

 (a) Restructuring

   On April 13, 2001, as a result of recurring losses from operations and the Company's inability to secure satisfactory terms for working capital financing or raise additional equity, the Company implemented a restructuring plan that included the closure of facilities in Tom's River, New Jersey and Bethel, Connecticut,

                             CYBERIAN OUTPOST, INC.

termination of 110 employees, lease terminations, severance payments and other related costs. The Company has also reduced its marketing, web site development, technology and operating infrastructure development budgets. The Company has refocused its core business to only the business-to-consumer sector. The refocus included the significant curtailment of the operations of its OutpostPRO (business-to-business) operation, termination of all OutpostPRO employees and the discontinuance of offering product sales to business customers under the Company's former 30 day credit policy. All business customers are now required to purchase products using a credit card. As a result of this change in payment terms and the termination of the entire sales force, sales to business customers since April 13, 2001 have declined dramatically, and are projected to be insignificant for the next fiscal year. In light of the refocus of the consolidated Company, the unamortized goodwill was deemed impaired by the Company and will be recorded as an impairment charge during the first quarter ending May 31, 2001.

 (b) Notification of Potential Nasdaq Delisting

   On April 23, 2001, the Company received a notice from the Nasdaq National Market that its common stock had failed to maintain the required minimum closing bid price of $1.00 for a period of 30 consecutive trading days. As a result, Nasdaq has provided the Company 90 calendar days, or until July 19, 2001, to regain compliance with this requirement or be delisted from trading. In order to regain compliance, the closing bid price of the common stock must stay above $1.00 for 10 consecutive trading days. If the Company is unable to regain compliance with this requirement during this time period, and any appeal to Nasdaq for relief from this requirement is unsuccessful, the Company's common stock will be delisted from trading by the Nasdaq National Market. If this were to happen, trading in the Company's common stock would decrease substantially, or cease altogether, the market price of the common stock may decline further, potentially to zero, and stockholders may lose some or all of their investment. Furthermore, delisting of the Company's common stock from the Nasdaq National Market would inhibit, if not preclude, the Company's ability to raise additional working capital on acceptable terms, if at all.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
Cyberian Outpost, Inc:

   Under date of May 14, 2001, we reported on the consolidated balance sheets of Cyberian Outpost, Inc. and subsidiaries as of February 28, 2001 and February 29, 2000, and the related consolidated statements of operations, changes in redeemable preferred stock and stockholders' equity and cash flows for each of the years in the three-year period ended February 28, 2001, which is included in the Annual Report on Form 10-K for the year ended February 28, 2001. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule listed in Item 8. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

   In our opinion, such financial statement schedule, when considered in relation to the basic consolidated statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

   The audit report on the consolidated financial statements of Cyberian Outpost, Inc. and subsidiaries referred to above contains an explanatory paragraph that states that the Company's recurring losses from operations and working capital deficiency raise substantial doubt about the Company's ability to continue as a going concern. The financial statement schedule included in the Annual Report on Form 10-K does not include adjustments that might result from the outcome of this uncertainty.

                                          /s/ KPMG LLP

Providence, Rhode Island
May 14, 2001

  SCHEDULE II, ACCOUNTS RECEIVABLE ALLOWANCE VALUATION AND QUALIFYING ACCOUNTS

                                               Additions
                         Balance at Charged to Charged to             Balance at
                         Beginning   Cost and    Other                  End of
      Description        of Period   Expenses  Accounts(1) Deductions   Period
      -----------        ---------- ---------- ----------  ---------- ----------
                                             (in thousands)
Year ended February 28,
 2001...................    $525       $778       $799       $(973)     $1,129
Year ended February 29,
 2000...................    $212       $760       $ --       $(447)     $  525
Year ended February 28,
 1999...................    $ 47       $228       $ --       $ (63)     $  212

--------
(1) Represents the beginning bad debt allowance of a business acquired during the period.

                                                                      Appendix A


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                Merger Agreement

                                 BY AND BETWEEN

                              PC CONNECTION, INC.

                                      AND

                             CYBERIAN OUTPOST, INC.

                            DATED AS OF MAY 29, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

ARTICLE I. Definitions.....................................................   1
   1.01. Certain Definitions...............................................   1
   1.02. Other Definitional Matters........................................   5
ARTICLE II. The Merger.....................................................   5
   2.01. The Merger........................................................   5
   2.02. Effective Time....................................................   5
   2.03. Certificate of Incorporation and By-Laws of Surviving
   Corporation.............................................................   5
   2.04. Directors and Officers of Surviving Corporation...................   5
   2.05. Additional Actions................................................   5
   2.06. Effects of the Merger.............................................   5
   2.07. The Stock Warrant Agreement.......................................   5
ARTICLE III. Conversion of Shares..........................................   6
   3.01. Conversion........................................................   6
   3.02. Certain Defined Terms.............................................   6
   3.03. Exchange Ratio....................................................   6
   3.04. Termination, Notice and Cure......................................   7
   3.05. Conversion of Stock...............................................   7
   3.06. Procedures for Exchange of the Company Common Stock for Merger
   Consideration...........................................................   8
   3.07. Buyer Sub Common Stock............................................   9
   3.08. Stock Options.....................................................   9
ARTICLE IV. Representations and Warranties of the Company..................  10
   4.01. Organization and Qualification....................................  10
   4.02. Organizational Documents; By-Laws; Corporate Records..............  10
   4.03. Capitalization of Company.........................................  10
   4.04. Ownership of Affiliates...........................................  11
   4.05. Authority.........................................................  11
   4.06. No Conflict.......................................................  11
   4.07. Consents and Approvals............................................  12
   4.08. Absence of Certain Payments.......................................  12
   4.09. Compliance........................................................  12
   4.10. Title to Assets...................................................  12
   4.11. Condition of Assets...............................................  13
   4.12. Sufficiency of Property and Assets to Conduct Business............  13
   4.13. Financial Statements..............................................  13
   4.14. Company Reports...................................................  13
   4.15. Inventory.........................................................  14
   4.16. Relationship With Vendors, Manufacturers, and Resellers...........  14
   4.17. Authorized Representative.........................................  14
   4.18. Return Policy; Warranty and Product Liability Claims..............  14
   4.19. Customer Complaints...............................................  14
   4.20. Customer Lists....................................................  14
   4.21. Accounts Receivable; Accounts Payable.............................  14
   4.22. No Undisclosed Liabilities........................................  15
   4.23. Absence of Certain Changes or Events..............................  15
   4.24. No Bonuses or Other Payments to Employees, Directors, Officers....  15
   4.25. Agreements, Contracts and Commitments.............................  16
   4.26. Contracts in Full Force and Effect................................  17
   4.27. Environmental Liability...........................................  17
   4.28. Absence of Litigation.............................................  17
   4.29. Employee Benefit Programs.........................................  17

   4.30. Employees..........................................................  19
   4.31. Labor Matters......................................................  19
   4.32. Real Property and Leases...........................................  19
   4.33. Taxes and Tax Returns..............................................  19
   4.34. Insurance..........................................................  20
   4.35. State Takeover Laws................................................  20
   4.36. Competing Interests................................................  20
   4.37. Interests of Company Insiders......................................  21
   4.38. Intellectual Property..............................................  21
   4.39. Company Software...................................................  21
   4.40. Investment Banker..................................................  22
   4.41. Company Information................................................  22
   4.42. Disclosure.........................................................  23
ARTICLE V. Representations and Warranties of Buyer..........................  23
   5.01. Corporate Organization.............................................  23
   5.02. Authority..........................................................  23
   5.03. Capitalization of Buyer............................................  23
   5.04. No Conflict........................................................  23
   5.05. Consents and Approvals.............................................  23
   5.06. Financial Statements...............................................  24
   5.07. Buyer Reports......................................................  24
   5.08. Absence of Certain Changes or Events...............................  24
   5.09. Buyer Information..................................................  24
   5.10. Buyer Sub..........................................................  24
   5.11. Disclosure.........................................................  25
ARTICLE VI. Covenants of the Company........................................  25
   6.01. Conduct of Business Pending the Merger.............................  25
   6.02. Current Information................................................  27
   6.03. Other Financial Information........................................  27
   6.04. Access to Information..............................................  28
   6.05. Approval of Company's Stockholders.................................  28
   6.06. Failure to Fulfill Conditions......................................  29
   6.07. All Reasonable Efforts.............................................  29
   6.08. Update of Disclosure Schedules.....................................  29
   6.09. No Solicitation....................................................  29
ARTICLE VII. Covenants of Buyer.............................................  29
   7.01. Conduct of Business Pending the Merger.............................  29
   7.02. Current Information................................................  30
   7.03. Failure to Fulfill Conditions......................................  30
   7.04. All Reasonable Efforts.............................................  30
   7.05. Stock Listing......................................................  30
ARTICLE VIII. Regulatory and Other Matters..................................  30
   8.01. Proxy Statement--Prospectus........................................  30
   8.02. Regulatory Approvals...............................................  31
   8.03. Legal Conditions to Merger.........................................  31
   8.04. Company Affiliates.................................................  31
   8.05. Employee Matters...................................................  31
   8.06. Credit and Supply Arrangement; Cross Default.......................  32
   8.07. Director and Officer Indemnification; Liability Insurance..........  32
   8.08. Public Announcements...............................................  32
   8.09. Additional Agreements..............................................  32

ARTICLE IX. Conditions to the Merger........................................  32
   9.01. Conditions to Each Party's Obligations to Effect the Merger........  32
   9.02. Conditions to Obligations of the Buyer.............................  33
   9.03. Conditions to Obligations of the Company...........................  34
ARTICLE X. Termination, Amendment and Waiver................................  35
  10.01. Termination........................................................  35
  10.02. Effect of Termination; Expenses....................................  36
  10.03. Amendment..........................................................  36
  10.04. Waiver.............................................................  36
ARTICLE XI. The Closing.....................................................  37
  11.01. Closing............................................................  37
  11.02. Deliveries at Closing..............................................  37
ARTICLE XII. General Provisions.............................................  37
  12.01. Alternative Structure..............................................  37
  12.02. Assignment of Right to Purchase....................................  37
  12.03. Survival of Representations, Warranties and Agreements.............  37
  12.04. Notices............................................................  37
  12.05. Severability.......................................................  38
  12.06. Entire Agreement...................................................  38
  12.07. Assignment.........................................................  38
  12.08. Parties in Interest................................................  38
  12.09. Specific Performance...............................................  39
  12.10. Governing Law......................................................  39
  12.11. Headings...........................................................  39
  12.12. Interpretation.....................................................  39
  12.13. Counterparts.......................................................  39

                                MERGER AGREEMENT

   This Merger Agreement, dated as of May 29, 2001 (this "Agreement"), by and between PC Connection, Inc., a Delaware corporation (the "Buyer"), and Cyberian Outpost, Inc., a Delaware corporation (the "Company").

   Whereas, the Boards of Directors of the Buyer and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transactions provided for herein, including the merger (the "Merger") of the Company with a wholly-owned direct or indirect subsidiary of Buyer ("Buyer Sub"), subject to the terms and conditions set forth herein; and

   Whereas, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger; and

   Whereas, as a condition and inducement to the Buyer's willingness to enter into this Agreement, (i) the Company is concurrently entering into a Stock Warrant Agreement with the Buyer (the "Stock Warrant Agreement"), in substantially the form attached hereto as Exhibit A, pursuant to which the Company is granting to the Buyer the option to purchase shares of Company Common Stock (as defined herein) under certain circumstances and (ii) each director and key employee of the Company listed on Exhibit B is concurrently delivering to Buyer an irrevocable proxy, in substantially the form attached hereto as Exhibit B, pursuant to which, among other things, each such director and employee has designated the Buyer as his proxy to vote his shares of Company Common Stock in favor of this Agreement and the transactions contemplated hereby;

   Now, Therefore, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Buyer and the Company agree as follows:

                             Article I. Definitions

   1.01. Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

     (a) "Affiliate" of a specified person shall mean a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person, including, without limitation, any partnership or joint venture in which the person (either alone, or through or together with any subsidiary) has, directly or indirectly, an interest of 10% ownership or more.

     (b) "Agreement Documents" shall mean this Agreement and all other agreements, certificates and instruments to be executed in connection with or pursuant to this Agreement.

     (c) "Associates" shall have the meaning defined in Section 4.25(m).

     (d) "Business" shall mean the business of the Company, which is acting as an Internet retailer of consumer and business technology and related products, and offering eBusiness Services including but not limited to end-to-end e-commerce solutions, Web site design and hosting, product merchandising, and order processing and fulfillment to other retailers.

     (e) "Business Vendors" shall have the meaning defined in Section 4.16.

     (f) The term "Business Day" shall mean any day on which banks are not required or authorized to close in the City of Boston.

     (g) "Buyer Common Stock" shall have the meaning defined in Section 3.01.

     (h) "Buyer Index Price" shall have the meaning defined in Section
  3.02(a).

     (i) "Buyer Trading Price" shall have the meaning defined in Section
  3.02.

     (j) "Certificate" shall have the meaning defined in Section 3.05(a).

     (k) "Closing" shall have the meaning defined in Section 11.01.

     (l) "Closing Date" shall have the meaning defined in Section 11.01.

     (m) "Code" shall mean the Internal Revenue Code of 1986, as amended.

     (n) "Company" shall mean Cyberian Outpost, Inc. or, after the Merger, the Surviving Corporation.

     (o) "Company Common Stock" shall have the meaning defined in Section
  3.01.

     (p) "Company Disclosure Schedule" shall have the meaning defined in the preamble to Article IV.

     (q) "Company Equity Interest" shall refer to all Equity Interest in the Company at the time outstanding.

     (r) "Company Financial Statements" shall mean (i) the consolidated balance sheets of the Company and its subsidiaries as of February 28, 2000 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended February 28, 1999 through 2001, inclusive, and the related notes and schedules, each of which has been audited by KPMG LLP; and (ii) the consolidated balance sheets of the Tweeter Joint Venture and its subsidiaries as of March 31, 2000 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended March 31, 1999 through 2001, inclusive, and the related notes and schedules, each of which has been audited by KPMG LLP.

     (s) "Company Insider" shall have the meaning defined in Section 4.37.

     (t) "Company Stock Option" shall have the meaning defined in Section
  3.08.

     (u) "Company Plans" shall have the meaning defined in Section 4.29.

     (v) "Company Reports" shall have the meaning defined in Section 4.14.

     (w) "Company Stock Option Plans" shall have the meaning defined in
  Section 3.08.

     (x) The term "Control" (including the terms "Controlled By" and "Under Common Control With") shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

     (y) The term "Currently Conducted," when referring to the Business, shall include the Business as it is now conducted or contractually committed to be conducted.

     (z) "DGCL" shall mean the Delaware General Corporation Law, as amended.

     (aa) "Deferred Intercompany Transaction" shall have the meaning set forth in Treasury Regulation (S)1.1502-13.

     (bb) "Effective Time" shall have the meaning defined in Section 2.02.

     (cc) "Employment Agreement" shall have the meaning defined in Section 8.05(a).

     (dd) "Environmental Laws" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environment Concern. The term Environmental Law includes without limitation (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. (S)9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. (S)6901, et seq; the Clean Air Act, as amended, 42 U.S.C. (S)7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. (S)1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. (S)9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. (S)1101, et seq; the Safe Drinking Water Act, 42 U.S.C. (S)300f, et seq; and all comparable state and local laws, and (2) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Materials of Environmental Concern. "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.

     (ee) "Equity Interest" in the case of a corporation shall mean its capital stock, and in the case of a limited liability company shall mean its units or other ownership interests.

     (ff) "Excess Loss Account" shall have the meaning set forth in Treasury Regulation (S)1.1502-19.

     (gg) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     (hh) "Exchange Agent" shall have the meaning defined in Section 3.06(a).

     (ii) "Exchange Fund" shall have the meaning defined in Section 3.06(a).

     (jj) "Exchange Ratio" shall have the meaning defined in Section 3.03.

     (kk) "Existing Employment Agreement" shall have the meaning defined in
  Section 8.05(a).

     (ll) "Expenses" shall have the meaning defined in Section 10.02(b).

     (mm) "Expiration Date" shall have the meaning defined in Section
  10.01(b).

     (nn) "Governmental Entity" shall have the meaning defined in Section
  4.07.

     (oo) "Intellectual Property" shall have the meaning defined in Section 4.38(a).

     (pp) "Last Closing Price" shall have the meaning defined in Section
  3.06(d).

     (qq) "Latest Balance Sheets" shall have the meaning defined in Section 4.13(b).

     (rr) "Latest Balance Sheet Date" shall have the meaning defined in
  Section 4.13(b).

     (ss) "Liabilities" shall have the meaning defined in Section 4.22.

     (tt) "Lien" shall mean any interest, consensual or otherwise, in property, whether real, personal or mixed property or assets, tangible or intangible, securing an obligation owed to, or a claim by a third Person, or otherwise evidencing an interest of a Person other than the owner of the property, whether such interest is based on common law, statute or contract, and including, but not limited to, any security interest, security title or lien arising from a mortgage, recordation of abstract of judgment, deed of trust, deed to secure debt, encumbrance, restriction, charge, covenant, restriction, claim, exception, encroachment, easement, right of way, license, permit, pledge, conditional sale, option trust (constructive or otherwise) or trust receipt or a lease, consignment or bailment for security purposes and other title exceptions and encumbrances affecting the property.

     (uu) "Material Adverse Effect" shall mean any change or effect that is materially adverse to the business, financial condition or results of operations of a Party and its subsidiaries and Affiliates, taken as a whole, except to the extent that such change or effect is attributable to or results from (i) the direct effect of the public announcement or pendency of the transactions contemplated hereby on current or prospective customers or revenues of a Party, or (ii) changes in general economic conditions or changes affecting the industry generally in which such Party operates. Without limiting the generality of the foregoing, it shall be a "Material Adverse Effect" if a Party files or becomes the subject of a bankruptcy proceeding, makes an assignment for the benefit of creditors, or has a receiver, trustee or conservator appointed for any substantial part of its assets or properties.

     (vv) "Material Contracts" shall have the meaning defined in Section
  4.26.

     (ww) "Merger" shall have the meaning defined in the Preamble.

     (xx) "Merger Consideration" shall have the meaning defined in Section
  3.01.

     (yy) "Organizational Documents" shall mean a corporation's Articles of Organization, Certificate of Incorporation, or equivalent organizational documents or, in the case of a limited liability company, its Certificate of Formation or Limited Liability the Company Agreement.

     (zz) "Party" shall mean each of the Company, the Buyer, and the Surviving Corporation.

     (aaa) "Permitted Liens" shall have the meaning defined in Section 4.10.

     (bbb) "Previously Disclosed" shall mean disclosed in a Disclosure Schedule dated on or prior to the date hereof.

     (ccc) The term "Person" shall mean an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

     (ddd) The term "Proxy Statement--Prospectus" shall have the meaning defined in Section 8.01.

     (eee) "Record Holder" shall have the meaning defined in Section 3.06(a).

     (fff) "Requisite Approvals" shall have the meaning defined in Section 9.01(c).

     (ggg) "Rights" shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

     (hhh) "Securities Act" shall mean the Securities Act of 1933, as amended.

     (iii) "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment the Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

     (jjj) "Stock Warrant Agreement" shall have the meaning defined in the preamble to this Agreement.

     (kkk) The terms "Subsidiary" or "Subsidiaries" of Buyer, the Company or any other person shall mean an Affiliate controlled by such person, directly or indirectly, through one or more intermediaries, except as otherwise defined herein.

     (lll) "Surviving Corporation" shall have the meaning defined in Section
  2.01.

     (mmm) "Tax" shall mean any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code section 59A), customs duties, capital stock, franchise profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not (including any interest in respect of such penalty or addition).

     (nnn) "Tax Return" shall mean any return, declaration, report, claim for refund, or information return or statement, relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

     (ooo) "Tweeter Joint Venture" means Tweeter@outpost.com, LLC a joint venture of Cyberian Outpost, Inc. and Tweeter Home Entertainment Group, Inc.

     (ppp) "Warn Act" shall have the meaning defined in Section 4.31(b).

   1.02. Other Definitional Matters. Unless the context otherwise requires, a term defined anywhere in this Agreement has the same meaning throughout; all references to "the Agreement" or "this Agreement" are to this Agreement as modified, supplemented or amended from time to time; and terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

                             Article II. The Merger

   2.01. The Merger. As promptly as practicable following the satisfaction or waiver of the conditions to the parties' respective obligations hereunder, and subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 2.02 hereof): (a) unless theretofore done, Buyer shall organize the Buyer Sub in accordance with Delaware law; (b) Buyer Sub shall be merged with and into the Company with the Company as the surviving corporation (the "Surviving Corporation"); and (c) the separate existence of Buyer Sub shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Buyer Sub shall be vested in and assumed by the Company.

   2.02. Effective Time. The Merger shall be effected by the filing of articles of merger (the "Articles of Merger") with the Secretary of State of the State of Delaware in accordance with Delaware law to become effective on the day of the closing ("Closing Date") provided for in Article XI hereof (the "Closing"). The term "Effective Time" shall mean the time on the Closing Date (or a subsequent date not later than the opening of business on the next business day) when the Merger becomes effective as set forth in the Articles of Merger.

   2.03. Certificate of Incorporation and By-Laws of Surviving Corporation. The Certificate of Incorporation and By-laws of Buyer Sub immediately prior to the Effective Time shall be the Certificate of Incorporation and By-laws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.

   2.04. Directors and Officers of Surviving Corporation. The Directors and officers of Buyer Sub immediately prior to the Effective Time shall be the initial Directors and officers of Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of Surviving Corporation.

   2.05. Additional Actions. If, at any time after the Effective Time, Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in Surviving Corporation, title to and possession of any property or right of Buyer Sub acquired or to be acquired by reason of, or as a result of, the Merger, or (b) otherwise to carry out the purposes of this Agreement, Buyer Sub and its proper officers and directors shall be deemed to have granted to Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of Surviving Corporation are fully authorized in the name of Buyer Sub or otherwise to take any and all such action.

   2.06. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Sections 259 through 261 of the DGCL.

   2.07. The Stock Warrant Agreement. The parties acknowledge that Company and Buyer have entered into that certain Stock Warrant Agreement dated as of even date herewith (the "Stock Warrant Agreement") pursuant to which Company has granted to the buyer the right to purchase certain shares of Company Common Stock upon terms and conditions specified in the Stock Warrant Agreement.

                       Article III. Conversion of Shares

   3.01. Conversion. At the Effective Time, each share of common stock, par value $0.01 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than the Company Common Stock then owned by the Company, any Company subsidiary, Buyer, or any Buyer subsidiary), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for an amount of common stock, par value $0.01 per share, of Buyer ("Buyer Common Stock") equal to one share multiplied by the Exchange Ratio (rounded to the nearest four decimal places) determined in accordance with Section 3.03 (the "Merger Consideration").

   3.02. Certain Defined Terms. As used herein, the following capitalized terms shall have the specified values or meanings.

     (a) "Buyer Index Price" shall mean $13.50 per share of Buyer Common
  Stock.

     (b) "Buyer Trading Price" shall mean the average closing price of Buyer Common Stock on the Nasdaq National Market System (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source) for the ten consecutive trading days ending on the fourth day preceding the Closing Date.

   3.03. Exchange Ratio. The "Exchange Ratio" shall be determined as follows:

     (a) If the Buyer Trading Price is equal to or greater than $12.15 and is no greater than $14.85 (the "Base Range"), the Exchange Ratio shall be determined as follows ("Total Revenue" means the Company's total revenue for the months of June, July and August, 2001):

     Exchange
     Ratio                        Total Revenue
     --------                     -------------
      0.0550    At least $71.6 million
      0.0500    At least $67.4 million but less than $71.6 million
      0.0450    At least $63.2 million but less than $67.4 million
      0.0400    At least $58.9 million but less than $63.2 million
      0.0350    Less than $58.9 million

  If the Buyer Trading Price is not within the Base Range, the otherwise applicable Exchange Ratio set forth in this Section 3.03(a) shall be used as the "Base Exchange Ratio" for purposes of calculating the Exchange Ratio pursuant to subsection (b) or (c) of this Section 3.03, as applicable.

     (b) If the Buyer Trading Price is greater than $14.85, the Exchange Ratio shall be equal to:

                          14.85 X Base Exchange Ratio

                              Buyer Trading Price

  where "Base Exchange Ratio" is determined in accordance with Section
  3.03(a).

     (c) If the Buyer Trading Price is less than $12.15 and is equal to or greater than $10.80, the Exchange Ratio shall be equal to:

                          12.15 X Base Exchange Ratio

                              Buyer Trading Price

  where "Base Exchange Ratio" is determined in accordance with Section
  3.03(a).

     (d) If the Buyer Trading Price is less than $10.80, the Exchange Ratio shall be as follows, unless the Buyer Trading Price is less than $10.125 and the Exchange Ratio is increased or this Agreement is terminated in accordance with the terms of Section 3.04 hereof:

     Exchange
     Ratio                        Total Revenue
     --------                     -------------
      0.0620    At least $71.6 million
      0.0560    At least $67.4 million but less than $71.6 million
      0.0509    At least $63.2 million but less than $67.4 million
      0.0454    At least $58.9 million but less than $63.2 million
      0.0398    Less than $58.9 million

  If the Buyer Trading Price is less than $10.80, the otherwise applicable Exchange Ratio set forth in this Section 3.03(d) shall be used as the "Applicable Exchange Ratio" for purposes of calculating the Exchange Ratio pursuant to Section 3.04.

   3.04. Termination, Notice and Cure.

   (a) If the Buyer Trading Price is less than $10.125, the Company may elect by giving written notice to Buyer prior to the third business day immediately preceding the Closing Date to terminate this Agreement pursuant to Section 10.01(g). Within two business days thereafter, Buyer may elect to increase the Exchange Ratio to

                       10.125 X Applicable Exchange Ratio

                              Buyer Trading Price

  where "Applicable Exchange Ratio" is determined in accordance with Section 3.03(d).

   (b) In the event Buyer makes an election referred to in the preceding
Section 3.04(a), this Agreement shall not terminate and the Exchange Ratio shall be determined in accordance with such Section 3.04(a). In the event Buyer does not elect to increase the Exchange Ratio, this Agreement shall terminate on the date established as the Closing Date with the consequences specified in
Section 10.02 hereof.

   3.05. Conversion of Stock.

   (a) All the Company Common Stock converted into Buyer Common Stock pursuant to this Article III shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate (each a "Certificate") previously representing any such shares of the Company Common Stock shall thereafter represent the right to receive (i) the number of whole shares of Buyer Common Stock, and (ii) cash in lieu of fractional shares, into which the Company Common Stock represented by such Certificate have been converted. Certificates previously representing the Company Common Stock shall be exchanged for certificates representing whole shares of Buyer Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with this Section 3.05 without any interest thereon.

   (b) If prior to the Effective Time Buyer should split or combine its common stock (or other securities which are convertible into such common stock) or pay a dividend or other distribution in such common stock or convertible securities, all without Buyer receiving consideration therefor, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio, the Buyer Index Price and the Buyer Trading Price.

   (c) At the Effective Time, all shares of the Company Common Stock held in the treasury of the Company and all shares of the Company Common Stock owned by Buyer or owned beneficially by any subsidiary of Buyer shall be cancelled and no cash, stock or other property shall be delivered in exchange therefor.

   (d) The provisions of Sections 3.03 and 3.05 are based on the assumption that there will be 36,384,739 shares of Company Common Stock outstanding or issuable upon the exercise of options or warrants or otherwise, at the Effective Time. If there is any change in this number as of the Effective Time, the provisions of Sections 3.03 and 3.05, including the Merger Consideration will be appropriately adjusted.

   3.06. Procedures for Exchange of the Company Common Stock for Merger Consideration.

   (a) Buyer to Make Shares Available. Buyer shall take all steps necessary on and as of the Effective Time to deliver to the Exchange Agent (as hereinafter defined), for the benefit of the holders of Certificates, for exchange in accordance with this Section 3.06, certificates representing shares of Buyer Common Stock and the cash in lieu of fractional shares to be paid pursuant to this Section 3.06 (such cash and certificates for shares of Buyer Common Stock, together with any dividends or distributions with respect thereto being hereinafter referred to as the "Exchange Fund") to be issued and paid in exchange for outstanding Company Common Stock in accordance with this Agreement. The Exchange Agent shall be such banking institution, corporate trust company, or other stock transfer agent appointed by Buyer and reasonably satisfactory to the Company to act as exchange agent hereunder (the "Exchange Agent"). The Exchange Agent shall act as agent on behalf of record holders (individually, a "Record Holder") of the Company Common Stock at the Effective Time, other than the Company, any Company subsidiary, Buyer, or any Buyer subsidiary.

   (b) Exchange of Certificates. Within three business days after the Effective Time, Buyer shall take all steps necessary to cause the Exchange Agent to mail to each Record Holder of a Certificate or Certificates, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for certificates representing the Buyer Common Stock and the cash in lieu of fractional shares into which the Company Common Stock represented by such Certificates shall have been converted as a result of the Merger. The form letter (which shall be subject to the reasonable approval of the Company) shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate for the number of whole shares of Buyer Common Stock to which such holder of the Company Common Stock shall have become entitled pursuant to the provisions of this Section
3.06 and (y) a check representing the amount of cash in lieu of the fractional shares, if any, which such holder has the right to receive in respect of Certificates surrendered pursuant to the provisions of this Section 3.06, and the Certificates so surrendered shall forthwith be cancelled. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Buyer, the posting by such person of a bond in such amount as Buyer may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof. Certificates surrendered for exchange by any person who is an "affiliate" of the Company for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged for certificates representing shares of Buyer Common Stock until Buyer has received the written agreement of such person contemplated by Section 8.04 hereof.

   (c) Rights of Certificate Holders After the Effective Time. The holder of a Certificate that prior to the Merger represented issued and outstanding shares of the Company Common Stock shall have no rights, after the Effective Time, with respect to such the Company Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement. No dividends or other distributions declared after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any un-surrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.06. After the surrender of a Certificate in accordance with this Section 3.06, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Buyer Common Stock represented by such Certificate.

   (d) Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Buyer Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Buyer Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Buyer. In lieu of the issuance of any such fractional share, Buyer shall pay to each former holder of the Company Common Stock who otherwise would be entitled to receive a fractional share of Buyer Common Stock, an amount in cash determined by multiplying the average closing sale price of Buyer Common Stock on the Nasdaq National Market System as reported by The Wall Street Journal for the 10 trading days immediately preceding the date of the Effective Time (the "Last Closing Price") by the fraction of a share of Buyer Common Stock which such holder would otherwise be entitled to receive pursuant to Section 3.06(b) hereof. No interest will be paid on the cash which the holders of such fractional shares shall be entitled to receive upon such delivery.

   (e) Surrender by Persons Other than Record Holders. If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the Record Holder thereof, then it shall be a condition of the payment of the Merger Consideration that such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the Record Holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the Record Holder and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

   (f) Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and cancelled as provided in this Section 3.06.

   (g) Return of Exchange Fund. At any time following the 12-month period after the Effective Time, Buyer shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to Buyer (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither Buyer nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar law.

   3.07. Buyer Sub Common Stock. Each share of common stock of Buyer Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation at the Effective Time.

   3.08. Stock Options. At the Effective Time, all Rights outstanding for the purchase of Company Common Stock ("Company Stock Options"), including all options outstanding pursuant to the Company's 1997 and 1998 Incentive Stock Plans and the Company's Restated 1998 Employee, Director and Consultant Stock Plan (the "COMPANY STOCK OPTION PLANS") will become the right to receive, on the Closing Date, an amount of cash (not less than $0) determined as follows:

   Number of Option Shares X (Merger Consideration Value--Option Exercise
Price)

where "MERGER CONSIDERATION VALUE" is determined by multiplying the Exchange Ratio by the Last Closing Price.

           Article IV. Representations and Warranties of the Company

   Except as set forth in a specific section of the Disclosure Schedule previously delivered by the Company to Buyer (the "Company Disclosure Schedule"), the Company hereby represents and warrants to Buyer as follows:

   4.01. Organization and Qualification.

   (a) The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is qualified to do business in Connecticut and Ohio. The Company has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary. Set forth on Section 4.01 of the Company Disclosure Schedule is also a list of all assumed names under which the Company operates and all jurisdictions in which the Company's assumed names are registered.

   (b) Outpost Holdings LLC ("Holdings Sub"), OutpostPro.com, Incorporated ("CMP Sub"), Tweeter@Outpost.com, LLC (the "Tweeter Joint Venture"), and Outpost Vendor Supply A ("Vendor Sub") are the only direct subsidiaries of the Company. CMPExpress.com Internet Development Plc ("India Sub") is a wholly owned subsidiary of CMP Sub. (Holdings Sub, CMP Sub, Tweeter Joint Venture, Vendor Sub and India Sub are, collectively, the "Company Subsidiaries.") The Company owns 50% of the Equity Interest of the Tweeter Joint Venture and all of the Equity Interest of CMP Sub, Holdings Sub and Vendor Sub. Other than its interest in the Company Subsidiaries, the Company does not, directly or indirectly, own any Equity Interest or other equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, limited liability company, partnership, joint venture or other business association or entity. Without limiting the generality of the foregoing, the Company owns no Equity Interest in Outpost Vendor Supply B, nor is Outpost Vendor Supply B a party to a contract with Wolf Camera.

   (c) Holdings Sub is a limited liability corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. CMP Sub is a Pennsylvania corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and is qualified to do business in New Jersey. The Tweeter Joint Venture is a limited liability corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Vendor Sub is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. India Sub is an Indian private liability corporation duly organized, validly existing and in good standing under the laws of India. Each Company Subsidiary (i) has full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such qualification.

   4.02. Organizational Documents; By-Laws; Corporate Records. The Company has heretofore furnished to Buyer true, complete and correct copies of the Organizational Documents and the By-Laws or equivalent organizational documents, in each case as amended and restated to date, of the Company. Such Organizational Documents, By-Laws and equivalent organizational documents are in full force and effect. The Company is not in violation of any provision of its Organizational Documents or equivalent organizational documents or of its By- Laws. The minute books of the Company, a copy of which has been provided to Buyer, contain in all material respects true and correct records of all meetings held and true and complete records of all other corporate actions taken since January 1, 1998 of the Company's stockholders and board of directors (including committees of the board of directors).

   4.03. Capitalization of Company.

   (a) The authorized Equity Interest of the Company consists of fifty million (50,000,000) shares of common stock, $0.01 par value per share and ten million shares of Preferred Stock, $0.01 par value, of which 31,687,045 shares of common stock and no shares of Preferred Stock are issued and outstanding.

   (b) Except pursuant to (i) the Stock Warrant Agreement, (ii) options to acquire not more than 4,340,987 shares of Company Common Stock pursuant to stock options outstanding as of the date hereof under the Company Stock Option Plans, and (iii) as otherwise disclosed on Section 4.03 of the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interest of the Company or obligating the Company to issue or sell any Equity Interests of, or other equity interests in, the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Equity Interests of, or other equity interests in, the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the Company. All of the Company Equity Interests are duly authorized, validly issued in compliance with all applicable laws, and are fully paid and nonassessable and are free of preemptive or similar rights created by statute, the Organizational Documents of the Company, or any other agreement to which the Company is a party or bound.

   (c) A true and correct list of all outstanding Company Stock Options, including name of optionee, number of shares, and option exercise price, is set forth on Section 4.03 of the Company Disclosure Schedule.

   4.04. Ownership of Affiliates. The only Affiliates of the Company (each a "Company Affiliate") are set forth on Section 4.04 of the Company Disclosure Schedule. The Company shall not be in violation of this Section 4.04 for not listing a person as an Affiliate if the Company believes in good faith that the person is not an Affiliate and if such person is not a director or officer of the Company and does not own greater than or equal to ten percent of the outstanding capital stock of the Company. The Equity Interests of the Company Affiliates that are known to the Company have been duly authorized and validly issued, are fully paid and nonassessable and are directly or indirectly owned as specified in Section 4.04 of the Company Disclosure Schedule, free and clear of all liens, claims, encumbrances, charges, pledges, restrictions or rights of third parties of any kind whatsoever. To the knowledge of the Company, no Rights are authorized, issued or outstanding with respect to the Equity Interests of any Company Affiliate and, to the knowledge of the Company, there are no agreements, understandings or commitments relating to the rights of any Company Affiliate to vote or dispose of said Equity Interests.

   4.05. Authority. The Company has full corporate power and authority (other than the approval of the Company's stockholders) (i) to execute and deliver all Agreement Documents to be executed by the Company in connection with or pursuant to this Agreement; (ii) to perform its obligations under the Agreement Documents and (iii) to consummate the transactions contemplated by the Agreement Documents. The execution and delivery of the Agreement Documents and the consummation of the transactions contemplated hereby or thereby have been duly and validly approved by unanimous vote of the Board of Directors or other governing body of the Company (the "Company Board"), and no other corporate proceedings on the part of the Company (other than the approval of the Company's stockholders) are necessary to approve the Agreement Documents or to consummate the transactions contemplated hereby or thereby. The Agreement Documents have been duly and validly executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except to the extent the enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar law now or hereafter in effect relating to creditors' rights generally and (B) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

   4.06. No Conflict.

   (a) Assuming the effectuation of all filings and registrations with, termination or expiration of any applicable waiting periods imposed by, and receipt of all required consents, approvals, authorizations or permits from, Governmental Entities, as well as approval of the Merger by the Company's stockholders, neither the execution, delivery and performance of the Agreement Documents by the Company, nor the consummation by the Company of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the terms or provisions hereof or thereof, will (i) conflict with, violate or result in a breach of any provision of the Organizational Documents or By-Laws of the Company, (ii) conflict with, violate or result in a breach of any statute, code, ordinance, rule, regulation, order, writ, judgment, injunction or decree applicable to the Company, or by which any property or asset of the Company is bound or affected, or (iii) conflict with, violate or result in a breach of any provisions of or the loss of any benefit under, constitute a default (or an event, which, with notice or lapse of time, or both, would constitute a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien, pledge, security interest, charge or other encumbrance on any property or asset of the Company pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party, or by which the Company is bound or affected.

   (b) Neither the execution, delivery and performance of the Agreement Documents by the Company, nor the consummation by the Company of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the terms or provisions hereof or thereof, will result in the cancellation or termination of, or give any party the right to cancel, modify or amend any agreement for the sale of materials, products, services or supplies or qualification authorizing or permitting the Company to sell materials, products, services or supplies or qualification to any person.

   4.07. Consents and Approvals. The execution, delivery and performance of this Agreement by the Company does not require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency or commission or other governmental or regulatory authority or instrumentality, domestic or foreign (each a "Governmental Entity") or with any third party, except for (A) applicable requirements, if any, of state takeover laws, (B) filing and recordation of appropriate merger documents as required by the laws of the State of Delaware; (C) compliance with applicable requirements, if any, of the Securities Act, the Exchange Act, state securities laws, the pre-Merger notification requirements of the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended or Foreign Competition Laws, (D) consents of third parties disclosed on Section 4.25 of the Company Disclosure Schedule, or (E) the approval of the Company's stockholders. The Company is not aware of any reason why the approvals, consents and waivers referred to herein should not be obtained.

   4.08. Absence of Certain Payments. Neither the Company nor any director or officer, nor, to the knowledge of the Company, any agent, employee or other person associated with or acting on behalf of the Company has used any funds of the Company for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or made any direct or indirect unlawful payments to government officials or employees from corporate funds, or established or maintained any unlawful or unrecorded funds, or violated any provisions of the Foreign Corrupt Practices Act of 1977 or any rules or regulations promulgated thereunder.

   4.09. Compliance. The Company holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business under and pursuant to, and has complied with and is not in conflict with, or in default or violation of, (a) any statute, code, ordinance, law, rule, regulation, order, writ, judgment, injunction or decree, published policies or guidelines of any Governmental Entity, applicable to the Company or by which any property or asset of the Company is bound or affected or (b) any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected; and the Company does not know of, nor has it received notice of, any material violations of any of the above.

   4.10. Title to Assets. The Company has good and marketable title to all of the assets it purports to own (a complete list of which is set forth in Section 4.10(a) of the Company Disclosure Schedule), and owns all of such assets free and clear of any Liabilities (as defined in Section 4.22) or Liens, other than
(i) statutory liens securing current taxes and other obligations that are not yet delinquent ("Permitted Liens") and (ii) minor imperfections of title and encumbrances that do not materially detract from or interfere with the present use or value of such properties. The Company holds a valid leasehold interest in all of the leased assets of the Company.

   4.11. Condition of Assets. All of the assets of the Company, including any assets held under leases or licenses, are in good condition and repair, ordinary wear and tear excepted, and are in good working order and have been properly and regularly maintained.

   4.12. Sufficiency of Property and Assets to Conduct Business. The assets, rights, personal property, permits and contracts of the Company to be transferred to Buyer in connection with the Merger (a) constitute all the properties, assets and rights used in connection with the Business as Currently Conducted, and also (b) include all the assets, properties and rights necessary for Buyer to conduct the Business in all material respects as Currently Conducted. The Company is not, and Buyer will not be, restricted from carrying out the Business or any part thereof by any agreement, instrument, indenture or court of arbitration decree.

   4.13. Financial Statements.

   (a) The Company has previously made available to the Buyer, for copying, originals of the Company Financial Statements, which are accompanied by the audit report of KPMG, LLP, independent public accountants for the Company. The Company Financial Statements referred to in this Section 4.13 (including the related notes, where applicable) fairly present, and the financial statements referred to in Sections 6.02 and 6.03 hereof each will fairly present (subject, in the case of unaudited statements, to audit adjustments normal in nature and amount and the addition of customary notes), the assets, liabilities, results of the operations and changes in stockholders' equity and financial position of the Company and the Tweeter Joint Venture, as the case may be, for the respective periods or as of the respective dates therein set forth; the Company Financial Statements (including the related notes, where applicable) have been prepared, and the financial statements referred to in Sections 6.02 and 6.03 hereof will be prepared, in accordance with generally accepted accounting principles ("GAAP") consistently applied throughout and among the periods covered thereby, except as indicated in the notes thereto. The audits of the Company and the Tweeter Joint Venture, as the case may be, have been conducted in all material respects in accordance with generally accepted auditing standards. The Company Financial Statements have been prepared from the books and records of the Company or the Tweeter Joint Venture, as the case may be, and the books and records of the Company and the Tweeter Joint Venture, as the case may be, are true and complete in all material respects and have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements.

   (b) The balance sheets of the Company as of February 28, 2001 and April 30, 2001 (the "Latest Balance Sheets"), including the notes thereto, make adequate provision for all material liabilities and obligations of every nature (whether accrued, absolute, contingent or otherwise and whether due or to become due) of the Company as of February 28, 2001 and April 30, 2001, respectively, and except as and to the extent set forth on such balance sheets, the Company has no material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether due or to become due) which would be required to be reflected or disclosed on a balance sheet, or in the notes thereto, prepared in accordance with GAAP. The Latest Balance Sheets have been prepared on a basis consistent with the accounting principles and practices used in preparing previous balance sheets provided to the Buyer. A true and correct copy of the April 30, 2001 balance sheet is attached as Section 4.13(b) of the Company's Disclosure Schedule.

   (c) No facts or circumstances exist which would give the Company reason to believe that a material liability or obligation that, in accordance with GAAP applied on a consistent basis, should have been reflected or disclosed on such balance sheets, was not so reflected or disclosed.

   4.14. Company Reports. The Company has filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed, with (i) the Securities and Exchange Commission ("SEC") pursuant to the Securities Act or the Exchange Act, and (ii) any applicable state securities authorities (all such reports and statements are collectively referred to herein as the

"Company Reports"). As of their respective dates, no such Company Reports filed with the SEC contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date shall be deemed to modify information as of an earlier date.

   4.15. Inventory. All inventories reflected in the Latest Balance Sheets or included in the assets of the Company are of good and merchantable quality and are salable in the ordinary course of business (in the case of inventory held for sale) or currently usable (in the case of other inventory). The value of the inventories reflected in the Latest Balance Sheets are stated in accordance with GAAP applied on a consistent basis. Except as set forth on Section 4.15 of the Company Disclosure Schedule, the inventory contains no obsolete or outdated items.

   4.16. Relationship with Vendors, Manufacturers, and Resellers. The Company's business relationship with vendors, manufacturers, and resellers ("BUSINESS VENDORS") with whom it has business dealings are generally satisfactory.
Section 4.16 of the Company Disclosure Schedule sets forth a list of the one hundred (100) largest Business Vendors, based on sales from February 28, 2001 to the date hereof. The Company does not now have a material dispute with any Business Vendor. In the past two years the Company has not received any written notice that indicates dissatisfaction with the Company's performance of its obligations to its Business Vendors. No notice has been received by the Company with respect to the possible termination or modification of any relationship with a Business Vendor, including but not limited to modifications in co-op funds, rebates or marketing funds, and the Company has no reason to believe that any business or financial relationship with a Business Vendor is likely to be adversely affected by consummation of the Merger.

   4.17. Authorized Representative. Set forth on Section 4.17 of the Company Disclosure Schedule is a complete list and description of the vendors and manufacturers for which the Company is an authorized representative ("VENDOR RELATIONSHIPS"). Except as disclosed in Schedule 4.17 of the Company's Disclosure Schedule, no notice has been received with respect to the possible termination or modification of any Vendor Relationship and the Company has no reason to believe that any Vendor Relationship will be adversely affected by consummation of the Merger.

   4.18. Return Policy; Warranty and Product Liability Claims.

   (a) Section 4.18 of the Company Disclosure Schedule contains a true and complete description of the Company's return policy for the business of the Company, including, without limitation, a description of the circumstances under which cash or merchandise refunds are given or goods are repaired by Company or the original manufacturer.

   (b) Neither the Company nor any officer or director of the Company is or has been a defendant in any product liability litigation relating to any product sold by the Company, and no such litigation is or has been threatened.

   4.19. Customer Complaints. Set forth on Section 4.19 of the Company Disclosure Schedule is a description of all customer complaints received by the Company over the past year, other than one-time, non-systemic complaints received in the normal course of the Company's business.

   4.20. Customer Lists. As of April 30, 2001, the Company had a total of approximately 1.3 million customers of which approximately 750,000 have made purchases in the last 12 months.

   4.21. Accounts Receivable; Accounts Payable.

   (a) All accounts receivable and vendor accounts receivable, reflected in the Latest Balance Sheets or generated since the date of the Latest Balance Sheets (the "Latest Balance Sheet Date"), arose in the ordinary course of business and are fully collectible in the ordinary course of business, at the face amount thereof less any reserve reflected in the Latest Balance Sheets and are not subject to counterclaim, setoff or other reduction. Set forth on Section 4.21(a) of the Company Disclosure Schedule is a true, correct and complete list, including aging information, of all such accounts receivable and vendor accounts receivable as of the Latest Balance Sheet Date.

   (b) Set forth on Section 4.21(b) of the Company Disclosure Schedule is a true, correct and complete list, including aging information, of all of the Company's accounts payable as of the Latest Balance Sheet Date.

   4.22. No Undisclosed Liabilities. The Company does not have any direct or indirect debts, liabilities or obligations, including any liability for Taxes, whether known or unknown, absolute, accrued, contingent or otherwise ("Liabilities"), except (a) Liabilities fully reflected in the Latest Balance Sheets and related financial statement notations; (b) accounts payable and Liabilities incurred in the ordinary course of business and consistent with past practice since the Latest Balance Sheet Date; (c) obligations to be performed in the ordinary course of business, consistent with past practice, under the Material Contracts (as defined in Section 4.26) or under agreements not required to be disclosed pursuant to Section 4.25 and (d) Liabilities disclosed in Company Reports. The Company does not and will not have any obligations for severance costs, vacation pay or sick leave associated with any employee of the Company in excess of $10,000, other than obligations that are satisfied prior to the Effective Time. Except as disclosed on Section 4.22 of the Company Disclosure Schedule, the Company does not and will not have any obligations for warranty repair or replacement, or otherwise in connection with the sale of materials, products, services or supplies.

   4.23. Absence of Certain Changes or Events. Since February 28, 2001, except as contemplated by this Agreement, the Company has conducted its business only in the ordinary course and in manners consistent with past practice and, since February 28, 2001, except as set forth in Section 4.23 of the Company Disclosure Schedule, there has not been (a) either individually or in the aggregate, any Material Adverse Effect, (b) any material damage, destruction or loss with respect to any property or asset of the Company, (c) any change by the Company in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Company's independent accountants, (d) any revaluation by the Company of any asset, including, without limitation, any writing down of the value of inventory or writing off of notes or accounts receivable, other than in the ordinary course of business consistent with past practice, (e) any entry by the Company into any contract or commitment of more than $100,000, (f) any declaration, setting aside or payment of any dividend or distribution in respect of any Equity Interest of the Company or any redemption, purchase or other acquisition of any of its securities, (g) any increase in or establishment of any insurance, severance, retention, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or the taking of any other material action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of the Company, (h) any strike, work stoppage, slowdown or other labor disturbance, (i) any material election made by the Company for federal or state income tax purposes, (j) any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether due or to become due), including without limiting the generality of the foregoing, liabilities as guarantor under any guarantees or liabilities for taxes, other than in the ordinary course of business consistent with past practice, (k) any forgiveness or cancellation of any material indebtedness or material contractual obligation, (l) any mortgage, pledge, lien or lease of any assets, tangible or intangible, of the Company with a value in excess of $25,000 in the aggregate, (m) any acquisition or disposition of any assets or properties (not including inventory acquired or disposed of in the ordinary course of business consistent with past practice) having a value in excess of $100,000, or any contract for any such acquisition or disposition entered into, or (n) any lease of real or personal property entered into, other than in the ordinary course of business consistent with past practice.

   4.24. No Bonuses or Other Payments to Employees, Directors, Officers. Since February 28, 2001, except as disclosed on Section 4.24 of the Company Disclosure Schedule, the Company has not (a) paid or agreed to pay any bonus or any other increase in the compensation payable or to become payable, or (b) granted or agreed to grant any bonus, severance, retention or termination pay, or entered into any contract or arrangement to grant any bonus, severance, retention or termination pay, to any director, officer or employee of the Company.

   4.25. Agreements, Contracts and Commitments. Except as disclosed in Section
4.25 of the Company Disclosure Schedule, the Company is not a party to:

     (a) any bonus, deferred compensation, pension, severance, profit-sharing, stock option, employee stock purchase or retirement plan, contract or arrangement or other employee benefit plan or other arrangement covering the Company's employees;

     (b) any employment agreement with any of the Company's employees that contains any severance pay liabilities or obligations;

     (c) any agreement for personal services or employment with any of the Company's employees that is not terminable on 30 days' (or less) notice by the Company without penalty or obligation to make payments related to such termination;

     (d) any agreement of guarantee or indemnification in an amount that is material to the Company;

     (e) any agreement or commitment containing a covenant limiting or purporting to limit the freedom of the Company to compete with any person in any geographic area or to engage in any line of business;

     (f) any lease to which the Company is a party as lessor or lessee that
  (x) provides for future payments of $10,000 or more, or (y) is material to the conduct of the business of the Company;

     (g) any joint venture agreement or profit-sharing agreement;

     (h) except for trade indebtedness incurred in the ordinary course of business, any loan or credit agreements providing for the extension of credit to the Company or any instrument evidencing or related in any way to indebtedness incurred in the acquisition of companies or other entities or indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, guarantee, or otherwise that individually is in the amount of $5,000 or more;

     (i) any license agreement, either as licensor or licensee, or distributor, dealer, franchise, manufacturer's representative, sales agency or other similar agreement or commitment;

     (j) any agreement or arrangement for the assignment, sale or other transfer by the Company of any agreement or lease (or right to payment thereunder) by which it leases materials, products or other property to a third party;

     (k) any contract or agreement that provides any discount other than pursuant to the Company's standard discount terms;

     (l) any agreement or commitment for the acquisition, construction or sale of fixed assets owned or to be owned by the Company;

     (m) any current agreement or commitment, not elsewhere specifically disclosed pursuant to this Agreement, to which present or former directors, officers or Affiliates of the Company or any of their "ASSOCIATES" (as defined in the rules and regulations promulgated under the Securities Act) are parties;

     (n) any agreement or arrangement for the sale of any of the assets, properties or rights of the Company (other than in the ordinary course of business) or for the grant of any preferential rights to purchase any of its assets, properties or rights or any material agreement that requires the consent of any third party to the transfer and assignment of any of its assets, properties or rights;

     (o) any contract providing for the payment of a commission or other fee calculated as or by reference to the volume of web traffic or a percentage of the profits or revenues of the Company or of any business segment of the Company;

     (p) any contract or agreement not described above involving the payment or receipt by the Company of more than $25,000, or, in the case of contracts involving payments by the Company, which cannot be terminated by it on 30 days' notice without penalty, cost or liability; or

     (q) any contract or agreement not described above that is material to the business, operations, assets, financial condition, results of operations, properties or prospects of the Company, including without limitation, agreements relating to web site development and operations; marketing, promotion, affiliate and advertising, including search engine referrals and Internet private labeling; fulfillment operations; and telephone, credit card and freight carrier services.

   4.26. Contracts in Full Force and Effect. All agreements, contracts, plans, leases, instruments, arrangements, licenses and commitments designated with an "M" on Attachment 4.25 to Section 4.25 of the Company Disclosure Schedule ("MATERIAL CONTRACTS") are valid and in full force and effect. The Company has not, nor to the knowledge of the Company has any other party thereto, breached any provision of, or defaulted under the terms of, nor are there any facts or circumstances (including, without limitation, the proposed consummation of the transactions contemplated hereby) that would reasonably indicate that the Company will or may be in such breach or default under, any such contract, agreement, instrument, arrangement, commitment, plan, lease or license. No notice has been received by the Company with respect to the possible termination or modification of any Material Contract, and the Company has no reason to believe that any business or financial relationship with any party to a Material Contract is likely to be adversely affected by consummation of the Merger. Section 4.25 of the Company Disclosure Schedule correctly identifies each such contract the provisions of which would be limited or otherwise adversely affected by this Agreement or the consummation of the Merger and each such contract that requires the consent of a third party in order to have such contract remain in full force and effect after consummation of the Merger. The Company has provided Buyer with a true, correct and complete copy of each contract listed on Section 4.25 of the Company Disclosure Schedule, including all amendments thereto.

   4.27. Environmental Liability. There is no litigation or other proceeding seeking to impose, or that could reasonably result in the imposition on the Company of, any liability arising under any of the Environmental Laws, pending or, to the knowledge of the Company, threatened or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome against the Company; there is no reason for any such potential litigation that would impose any such liability; and the Company is not subject to any agreement, order, judgment, decree, or memorandum by or with any court, Governmental Entity, regulatory authority or agency, or third party imposing any such liability.

   4.28. Absence of Litigation. Except as set forth in Section 4.28 of the Company Disclosure Schedule, the Company is not a party to any, and there are no pending, or to the knowledge of the Company, threatened, legal, administrative, arbitral or other material claims, actions, proceedings or investigations of any nature, against the Company or any property or asset of the Company, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, and no facts or circumstances have come to the attention of the Company which could cause it to believe that a material claim, action, proceeding or investigation against or affecting the Company could reasonably be expected to occur. Neither the Company nor any property or asset of the Company is subject to any order, writ, judgment, injunction, decree, determination or award which restricts the Company's ability to conduct business in any area in which it presently does business or which has or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

   4.29. Employee Benefit Programs. Section 4.29 of the Company Disclosure Schedule contains a true, correct and complete list of all pension, profit sharing, retirement, deferred compensation, welfare, insurance, disability, bonus, vacation pay, severance pay and other similar plans, programs or agreements, and every material personnel policy, whether reduced to writing or not, relating to any persons employed by the Company and maintained at any time by the Company or by any other member of a controlled group of corporations, group of trades or businesses under common control or affiliated service group which includes the Company

(defined in accordance with Section 414(b), (c) and (m) of the Code) (each, an "ERISA Affiliate") (collectively, the "Company Plans"). The Company has made available to Buyer true, correct and complete copies of all the Company Plans that have been reduced to writing, together with all documents establishing or constituting any related trust, annuity contract, insurance contract or other funding instrument, and summaries of those that have not been reduced to writing. With respect to any "defined benefit plan," as defined in Section 3(35) of ERISA, the Company has made available a copy of the latest annual actuarial report, and with respect to all the Company Plans the latest Forms 5500. Except as to benefits provided in accordance with each of the Company Plans, neither the Company nor any Affiliate has any obligation or other employee benefit plan liability under applicable law; nor has the Company or Affiliate ever been obligated to contribute to any "multiemployer plan," as defined in Section 3(37) of ERISA.

   4.30. Employees. Section 4.30 of the Company Disclosure Schedule lists each employee or consultant of the Company, as well as each employee's and consultant's date of hire, title, department, leave status, current salary/rate of compensation, current bonus eligibility, date of last review and salary/bonus increase, accrued vacation, retention or severance eligibility and accrued sick time and for each of 2001 year to date and 2000 each employee's or consultant's salary, bonus, commissions and total compensation paid. No such employee or consultant has given the officers or the human resources department of the Company any notice of his/her specific plan to terminate his/her employment relation on a date prior to the Effective Time. All employees of the Company are in good standing under the Company's employment policies and manuals.

   4.31. Labor Matters.

   (a) No work stoppage involving the Company is pending or, to the knowledge of the Company, threatened. The Company is not involved in, nor, to the knowledge of the Company, is the Company threatened with or affected by, any dispute, arbitration, lawsuit or administrative proceeding relating to labor or employment matters which might reasonably be expected to interfere in any material respect with the business activities of the Company. No employee of the Company is represented by any labor union, and no labor union is attempting to organize employees of the Company.

   (b) The Company has not implemented and does not intend to implement a "plant closing" or a "mass layoff" within the meaning of the Worker Adjustment and Retraining Notification Act ("Warn Act"), 29 U.S.C. (S)2101 et seq., or any similar state law or regulation.

   4.32. Real Property and Leases.

   (a) The Company does not own any real property.

   (b) The Company has received no notice of violation of any applicable zoning regulation, ordinance or other law, order, regulation or requirement relating to the Company's properties.

   (c) All leases of real property leased for the use or benefit of the Company to which the Company is a party, and all amendments and modifications thereto, are in full force and effect, and there exists no default under any such lease by the Company, nor, to the knowledge of the Company, has any event occurred which with notice or lapse of time or both would constitute a material default thereunder by the Company.

   (d) Section 4.32 of the Company Disclosure Schedule sets forth a description (including the street address) of all real property leased by the Company. No premises other than such leased properties are used in the Business.

   4.33. Taxes and Tax Returns. Except as disclosed in Section 4.33 of the Company Disclosure Schedule, the Company represents to Buyer as follows:

   (a) Each of the Company and its subsidiaries has filed all Tax Returns that it was required to file, and prior to the Closing Date will file all Tax Returns for the fiscal year ended February 28, 2001 ("2001 Tax

Returns"), whether or not such 2001 Tax returns are due as of the Closing Date. All such Tax Returns were (or will be) correct and complete in all respects.

   All Taxes owed by any of the Company and its subsidiaries (whether or not shown on any Tax Return) have been paid, including all Taxes shown on the 2001 Tax Returns. Neither the Company nor its subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Company and its subsidiaries do not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of the Company or its subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) Each of the Company and its subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

   (c) No director or officer (or employee responsible for Tax matters) of the Company and its subsidiaries expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Company or its subsidiaries either
(A) claimed or raised by any authority in writing or (B) as to which the directors or officers (or employee responsible for Tax matters) of the Company and its subsidiaries have knowledge based upon personal contact with any agent of such authority. Section 4.33 of the Company Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to any of the Company and its subsidiaries for taxable periods ended on or after February 28, 1998, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Company has delivered to Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statement of deficiencies assessed against or agreed to by the Company or any of its subsidiaries since February 28, 1998.

   (d) None of the Company and its subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) None of the Company and its subsidiaries has filed a consent under Code section 341(f) concerning collapsible corporations. None of the Company and its subsidiaries has made any payment, is obligated to make any payment, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code section 280G or Code section 162(m). None of the Company and its subsidiaries has been a United States real property holding corporation within the meaning of Code section 897(c)(2) during the applicable period specified in Code section 897(c)(1)(A)(ii). None of the Company and its subsidiaries is a party to any Tax allocation or sharing agreement. None of the Company and its subsidiaries
(i) has been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing consolidated U.S. federal income tax returns, a group the common parent of which was the Company) or (ii) has any Liability for the Taxes of any Person under Treasury Regulation section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

   (f) Section 4.33 of the Company Disclosure Schedule sets forth the following information with respect to each of the Company and its subsidiaries as of the most recent practicable date (as well as on an estimated pro forma basis as of the Closing Date giving effect to the consummation of the transactions contemplated hereby): (A) the basis of the Company or subsidiary in its assets;
(B) the basis of the stockholder(s) of the subsidiary in its stock (or the amount of any Excess Loss Account); (C) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to the Company or subsidiary, and the date on which such amounts arose; and (D) the amount of any Deferred Intercompany Transaction.

   (g) The unpaid Taxes of the Company and its subsidiaries (i) did not, as of the Latest Balance Sheet Date, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheets (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its subsidiaries in filing its Tax Returns.

   (h) None of the Company and its subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code section 481(c) (or any corresponding or similar provision of state, local or foreign income Tax law); (B) "closing agreement" as described in Code section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) Deferred Intercompany Transaction or Excess Loss Account;
(D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

   (i) The Company has not experienced an "ownership change" described in section 382 of the Code.

   (j) Each of CMP Sub and Vendor Sub has always participated in the filing of a consolidated federal income tax return with the Company as common parent.

   (k) For federal income tax purposes, Holdings Sub has since its formation been treated as a disregarded entity.

   (l) For federal income tax purposes, the Tweeter Joint Venture has since its formation been treated as a partnership. As of the date hereof, the amount of the Company's capital account in the Tweeter Joint Venture was $3,018,425. The Company has a 50% percent interest in the profits, and a 50% percent interest in the losses, of the Tweeter Joint Venture.

   4.34. Insurance. The Company has made available to Buyer true and complete copies of all material policies of insurance of the Company currently in effect. All of the policies relating to insurance maintained by the Company with respect to its material properties and the conduct of its business in any material respect (or any comparable policies entered into as a replacement therefor) are in full force and effect and the Company has not received any notice of cancellation with respect thereto. All life insurance policies on the lives of any of the current and former officers of the Company which are maintained by the Company or which are otherwise included as assets on the books of the Company (i) are, or will be at the Effective Time, owned by the Company, free and clear of any claims thereon by the officers or members of their families, except with respect to the death benefits thereunder, as to which the Company agrees that there will not be an amendment prior to the Effective Time without the consent of Buyer, and (ii) are accounted for properly as assets on the books of the Company, as applicable, in accordance with GAAP in all material respects. The Company does not have any material liability for unpaid premiums or premium adjustments not properly reflected on such the Company financial statements delivered to Buyer hereunder.

   4.35. State Takover Laws. The Board of Directors or other managing body of Company has approved the transactions contemplated by this Agreement and taken all other requisite action such that the provisions of the laws of the Delaware General Corporate Law and any provisions of the Company's Organizational Documents relating to special voting requirements for certain business combinations will not apply to this Agreement or any of the transactions contemplated hereby or thereby.

   4.36. Competing Interests. None of the Company or any director or officer of the Company, or, to the knowledge of the Company, any agent or employee of the Company, or any Affiliate or immediate family member of any of the foregoing
(a) owns, directly or indirectly, an interest in any entity that is a competitor, customer or supplier of the Company or that otherwise has material business dealings with the Company or (b) is a party to, or otherwise has any direct or indirect interest opposed to the Company under, any Material Agreement or other business relationship or arrangement material to the Company, provided that the foregoing will not apply to any investment in publicly traded securities constituting less than 3% of the outstanding securities in such class. Neither the Company, nor any director or officer of the Company, nor, to the knowledge of the Company, any agent or employee of the Company, is a party to any non-competition, non-solicitation, exclusivity or other similar agreement that would in any way restrict the business or activities of the Company or Buyer.

   4.37. Interests of Company Insiders. No director, officer, agent or employee of the Company, or any Affiliate or immediate family member (each, a "Company Insider") of any of the foregoing, (a) has any interest in any property, real or personal, tangible or intangible, including Intellectual Property used in or pertaining to the business of the Company, except for the normal rights of a shareholder, and except for rights under existing employee benefit plans or (b) is owed any money by the Company.

   4.38. Intellectual Property.

   (a) For purposes of this Agreement, "Intellectual Property" means all (i) patents, copyrights and copyrightable works, trademarks, service marks, trade names, service names, brand names, logos, trade dress, Internet domain names and all goodwill symbolized thereby and appurtenant thereto; (ii) trade secrets, inventions, technology, know-how, proprietary information, research material, specifications, surveys, designs, drawings and processes; (iii) artwork, photographs, editorial copy and materials, formats and designs, including without limitation all content currently or previously displayed through Internet sites owned or operated by the Company; (iv) customer, partner, prospect and marketing lists, market research data, sales data and traffic and user data; (v) registrations, applications, recordings, common law rights, "moral" rights of authors, licenses (to or from the Company) and other agreements relating to any of the foregoing; (vi) rights to obtain renewals, reissues, extensions, continuations, divisions or equivalent extensions of legal protection pertaining to the foregoing; and (vii) claims, causes of action or other rights at law or in equity arising out of or relating to any infringement, misappropriation, distortion, dilution or other unauthorized use or conduct in derogation of the foregoing occurring prior to the Closing.

   (b) Section 4.38(b) of the Company Disclosure Schedule lists all registered patents, copyrights, trademarks and service marks owned by the Company or a Company Subsidiary.

   (c) The Company or a Company Subsidiary owns or otherwise has the right to use pursuant to Material Contracts (or standard form "shrink wrap" license agreements for software regularly available in retail sales) all Intellectual Property used by the Company or a Company Subsidiary in connection with or necessary to the operation of the Business, without infringing on to the rights of any person. The Company is not obligated to pay any royalty or other consideration to any person in connection with the use of any such Intellectual Property.

   (d) No claim has been asserted against the Company to the effect that the use of any Intellectual Property by the Company infringes the rights of any person. To the knowledge of the Company, no other person is currently infringing upon the rights of the Company with respect to the Intellectual Property.

   (e) The Intellectual Property owned by the Company or a Company Subsidiary or which the Company or a Company Subsidiary otherwise has the right to use as of the Closing is sufficient as of the Closing Date for the uses of the Business as Currently Conducted. The Company or a Company Subsidiary has obtained all licenses and consents and has paid all royalties necessary to enable Buyer to continue using the Intellectual Property after the Closing in the manner it is currently being used or has been committed to be used.

   4.39. Company Software.

   (a) Section 4.39 of the Company Disclosure Schedule sets forth a true and complete list of all software programs, systems and applications (A) designed or developed or under development by employees of the Company or by consultants on the Company's behalf including all documentation therefor (the "Owned Software") or (B) licensed by the Company from any third party or constituting "off-the-shelf" software (the

"Licensed Software"), in each case that is manufactured or used by the Company in the operation of its business (collectively, the "Software") and, in the case of Licensed Software, Section 4.39 of the Company Disclosure Schedule identifies each license agreement with respect thereto.

   (b) All of the Owned Software are original works of authorship and are protected by the copyright laws of the United States. The Company owns all right, title and interest in and to the Owned Software, and all copyrights thereto, free and clear of all Liens, claims, encumbrances, charges, pledges, restrictions or rights of third parties of any kind whatsoever ("Encumbrances"), and has not sold, assigned, licensed, distributed or in any other way disposed of or subjected the Owned Software to any Encumbrance. None of the Owned Software incorporates, is based on or is a derivative work of any third party code that is subject to the terms of a public source license or otherwise imposes conditions on the terms and conditions under which the Owned Software may be used or distributed. To the knowledge of the Company, no other person is currently infringing upon the rights of the Company with respect to the Owned Software. No claim has been asserted against the Company to the effect that the use of any Owned Software by the Company infringes the rights of any person.

   (c) The Licensed Software is validly held and used by the Company and may be used by the Company pursuant to the applicable license agreement with respect thereto without the consent of, notice to, or payment of any royalty or any other fee to any third party and is fully and freely utilizable by the Buyer without the consent of, notice to or payment of any royalty to any third party. All of the Company's computer hardware has validly licensed software installed therein and the Company's use thereof does not conflict with or violate any such license. No claim has been asserted against the Company to the effect that the use of any Licensed Software by the Company infringes the rights of any person.

   (d) To the knowledge of the Company, the Software is free from any significant software defect, is free from any programming, documentation error or virus ("BUGS") not consistent with commercially reasonable industry standards acceptable for such Bugs, operates and runs in a reasonable and efficient business manner, conforms to the specifications thereof, and, with respect to the Owned Software, the applications can be compiled from their associated source code without undue burden.

   (e) The Company has not altered its data, or any Software or supporting software that may in turn damage the integrity of the data, whether stored in electronic, optical or magnetic or other form. The Company has made available to Buyer all documentation in its possession relating to the use, maintenance and operation of the Software, all of which is true and accurate in all material respects (to the Company's knowledge, with respect to the Licensed Software).

   (f) The Software owned or licensed by the Company as of the Closing is sufficient as of the Closing Date for the uses of the Business as it is Currently Conducted.

   4.40. Investment Banker. Except as set forth in Section 4.40 of the Company Disclosure Schedule, no broker, finder or investment banker, is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Details of the amount payable to the investment banker are set forth in such Section 4.40 of the Company Disclosure Schedule.

   4.41. Company Information. The information relating to Company and its Affiliates to be contained in the Proxy Statement-Prospectus, or any other statement or application filed with any other Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement, will not contain as of the date of such Proxy Statement-Prospectus and as of the date of the Special Meeting (defined in Section 6.05) any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes and will make no representation or warranty with respect to any information supplied by Buyer which is contained in any of the foregoing documents. The Proxy Statement-Prospectus

(except for such portions thereof that relate only to Buyer and its Affiliates) will comply in all material respects with the provisions of the Securities Laws and the rules and regulations thereunder.

   4.42. Disclosure. No representation or warranty contained in this Agreement, and no statement contained in any Schedule, certificate, list or other writing furnished to Buyer pursuant to the provisions hereof, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances in which they are made, not misleading. No information believed by the Company to be material to the Merger and which is necessary to make the representations and warranties herein contained, taken as a whole, not misleading, has been withheld from, or has not been delivered in writing to, Buyer.

               Article V. Representations and Warranties of Buyer

   Buyer hereby represents and warrants to the Company that:

   5.01. Corporate Organization. The Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. The Buyer has the requisite power and authority and all necessary governmental approvals to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary.

   5.02. Authority. The Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Buyer (the "Buyer Board"). This Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

   5.03. Capitalization of Buyer.

   (a) The authorized Equity Interest of Buyer consists of 100,000,000 shares of common stock, $.01 par value per share and 10,000,000 shares of preferred stock, $.01 par value per share, of which 24,419,525 shares of common stock and no shares of Preferred Stock are issued and outstanding.

   (b) Except for options to acquire not more than 2,739,414 shares of Buyer Common Stock pursuant to stock options outstanding as of the date hereof under the Buyer's Stock Option Plans, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, calls or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interest of Buyer or obligating Buyer to issue or sell any Equity Interests of, or other equity interests in, Buyer.

   (c) Buyer Common Stock is listed on the Nasdaq National Market System.

   5.04. No Conflict. Neither the execution, delivery and performance of this Agreement by the Buyer, nor the consummation by the Buyer of the transactions contemplated hereby, nor compliance by the Buyer with any of the terms or provisions hereof, will (i) conflict with, violate or result in a breach of any provision of the Organizational Documents or By-Laws of the Buyer, or (ii) conflict with, violate or result in a breach of any statute, code, ordinance, rule, regulation, order, writ, judgment, injunction or decree applicable to the Buyer, or by which any property or asset of the Buyer is bound.

   5.05. Consents and Approvals. The execution, delivery and performance of this Agreement by the Buyer does not require any consent, approval, authorization or permit of, or filing with or notification to any Governmental Entity or with any third party, (A) applicable requirements, if any, of state takeover laws, (B) filing and recordation of appropriate merger documents as required by the laws of the State of Delaware; and (C) compliance with applicable requirements, if any, of the Securities Act, the Exchange Act, state securities laws, the pre-Merger notification requirements of the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended or Foreign Competition Laws. The Buyer is not aware of any reason why the approvals, consents and waivers referred to herein should not be obtained.

   5.06. Financial Statements. The Buyer has previously made available to the Company copies of (i) the consolidated balance sheets of the Buyer and its subsidiaries as of December 31 for the fiscal years 1999 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years 1998 through 2000, inclusive, as reported in the Buyer's 2000 Annual Report on Form 10-K, and (ii) the unaudited consolidated financial statements of Buyer and its subsidiaries as of March 31, 2000 and March 31, 2001 as reported on the Buyer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and the related unaudited consolidated statements of income, changes in stockholders' equity and cash flows for the three month period then ended. The December 31, 2000 consolidated balance sheet of the Buyer (including the related notes, where applicable) fairly presents in all material respects the consolidated financial position of the Buyer and its subsidiaries as of the date thereof, and the other financial statements referred to in this Section 5.06 (including the related notes where applicable) fairly present in all material respects (subject, in the case of the unaudited statements, to audit adjustments normal in nature and amount and the addition of customary notes), the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of the Buyer for the respective fiscal periods or as of the respective dates therein set forth and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act.

   5.07. Buyer Reports. The Buyer has filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed, with (i) the Securities and Exchange Commission ("SEC") pursuant to the Securities Act or the Exchange Act, and (ii) any applicable state securities authorities (all such reports and statements are collectively referred to herein as the "Buyer Reports"). As of their respective dates, no such Buyer Reports filed with the SEC contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date shall be deemed to modify information as of an earlier date.

   5.08. Absence of Certain Changes or Events. Since December 31, 2000, there has not been either individually or in the aggregate any Material Adverse Effect with respect to the Buyer.

   5.09. Buyer Information. The information relating to Buyer to be contained in the Proxy Statement-Prospectus (as contemplated by Section 8.01) or any other statement or application filed with any governmental body in connection with the Merger and the other transactions contemplated by this Agreement will not contain as of the date of such Proxy Statement-Prospectus or filing any untrue statement of a material fact or omit to state a material fact necessary to make such information not misleading. Notwithstanding the foregoing, Buyer makes and will make no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents. The Proxy Statement-Prospectus (except for such portions thereof that relate only to the Company or its Affiliates) will comply in all material respects with the provisions of the Securities Laws and the rules and regulations thereunder.

   5.10. Buyer Sub.

   (a) Upon its formation, Buyer Sub will be a corporation, duly organized, validly existing and in good standing under the laws of Delaware, all of the outstanding capital stock of which is, or will be prior to the Effective Time, owned directly or indirectly by Buyer free and clear of any lien, charge or other encumbrance. From and after its incorporation, Buyer Sub has not and will not engage in any activities other than in connection with or as contemplated by this Agreement.

   (b) Buyer Sub has, or will have prior to the Effective Time, all corporate power and authority to consummate the transactions contemplated hereunder and carry out all of its obligations with respect to such transactions. The consummation of the transactions contemplated hereby has been, or will have been prior to the Closing, duly and validly authorized by all necessary corporate action in respect thereof on the part of Buyer Sub.

   5.11. Disclosure. No representation or warranty contained in this Agreement, and no statement contained in any Schedule, certificate, list or other writing furnished to the Company pursuant to the provisions hereof, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances in which they are made, not misleading.

                      Article VI. Covenants of the Company

   6.01. Conduct of Business Pending the Merger.

   (a) The Company covenants and agrees that, except as contemplated by this Agreement, between the date of this Agreement and the Effective Time, unless the Buyer shall otherwise agree in writing, the Business of the Company shall be conducted only in the Company, and the Company shall not take any action except in, the usual, regular and ordinary course of business and the Company will generally conduct its business in substantially the same way as heretofore conducted, and without limiting the foregoing, the Company will continue to operate in the same geographic markets serving the same market segments. The Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company, to keep available the present services of the officers, employees and consultants of the Company and to preserve the current relationships and goodwill of the Company with customers, suppliers and other persons with which the Company has business relationships. Without limiting the generality of the foregoing, the Company shall:

     (i) maintain in full force and effect all contracts of insurance and indemnity specified in any Schedule hereto;

     (ii) repair and maintain all of its tangible properties and assets in accordance with its usual and ordinary repair and maintenance standards;

     (iii) continue to apply in full the same rigorous credit review process used by the Company prior to the Closing in determining the extent to which it will extend credit to customers or potential customers in the ordinary course of business;

     (iv) notify the Buyer of any material emergency or other material change in the operation of its business or properties and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated).

   (b) By way of amplification and not limitation of clause (a) above, the Company shall not between the date of this Agreement and the Effective Time, directly or indirectly do, or publicly announce an intention to do, any of the following without the prior written consent of Buyer through one of its authorized representatives (which representatives shall be each of its Chief Executive Officer, President and Chief Financial Officer):

     (i) amend or otherwise change its Organizational Documents or By-laws or equivalent organizational documents;

     (ii) issue, deliver, sell, pledge, dispose of, grant, encumber, or authorize the issuance, delivery, sale, pledge, disposition, grant or encumbrance of, any Equity Interests of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any such Equity Interests, or any other ownership interest, of the Company, or enter into any agreement with respect to any of the foregoing, other than in connection with the Stock Warrant Agreement and upon exercise of the Company Stock Options;

     (iii) make any distribution (by way of dividend or otherwise) with respect to its Equity Interests;

     (iv) split, combine or reclassify any of its Equity Interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its Equity Interests;

     (v) repurchase, redeem or otherwise acquire any Equity Interests of the Company, or any securities convertible into or exercisable for any of the Equity Interests of the Company;

     (vi) enter into any new line of business or materially expand the business currently conducted by the Company;

     (vii) acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, other business organization or any division thereof or any material amount of assets;

     (viii) incur any indebtedness for borrowed money, increase the aggregate amounts owed under the Company's existing credit facilities or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any individual, corporation or other entity, or make any loan or advance;

     (ix) lower or otherwise alter its credit card fraud review process (as more fully described in Exhibit 6.01);

     (x) authorize any capital expenditures of more than $25,000 in the aggregate approved by Buyer);

     (xi) (A) (x) adopt, amend, renew or terminate any plan or any agreement, arrangement, plan or policy between the Company and one or more of its current or former directors, officers or employees, or (y) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares); or (B) enter into, modify or renew any employment, severance or other agreement with any director, officer or employee of the Company, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, retention or other plan, agreement, trust, fund, policy or arrangement providing for any benefit to any director, officer or employee;

     (xii) pay any bonus or any compensation other than base compensation, except for payments of bonuses and other incentive compensation to sales personnel pursuant to and consistent with the written sales incentive plan which has been provided to and approved by Buyer;

     (xiii) take any action with respect to accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Company's independent accountants;

     (xiv) make any tax election or settle or compromise any federal, state, local or foreign tax liability;

     (xv) pay, discharge or satisfy any claim, liability or obligation, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice;

     (xvi) sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

     (xvii) take any action that is intended or reasonably can be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or any of the conditions to the consummation of the Merger and the other transactions contemplated by this Agreement set forth in Article IX not being satisfied in any material respect, or in any material violation of any provision of this Agreement;

     (xviii) enter into or renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of or make any commitment with respect to, (A) any contract, agreement or lease for office space or operations space to which the Company is a party or by which the Company or its properties is bound; (B) any lease, contract or agreement other than in the ordinary course of business consistent with past practice including renewals of leases to existing tenants of the Company; (C) regardless of whether consistent with past practices, any lease, contract, agreement or commitment involving an aggregate payment by or to the Company of more than $10,000 or requiring performance by the Company of any obligations at any time more than one year after the time of execution;

     (xix) enter into an agreement, contract, or commitment that, if entered into prior to the date hereof, would be required to be listed on a Schedule delivered to Buyer pursuant to the terms of this Agreement, including without limitation, any arrangement or contract with respect to web site development or operations; marketing, promotion, affiliate and advertising, including search engine referrals and Internet private labeling; fulfillment operations; or telephone, credit card or freight carrier services;

     (xx) amend, terminate or change in any material respect any lease, contract, undertaking, arrangement or other commitment listed in any Schedule (including without limitation its arrangements and contracts with respect to web site development and operations; marketing, promotion, affiliate and advertising, including search engine referrals and Internet private labeling; fulfillment operations; and telephone, credit card or freight carrier services) or knowingly do any act or omit to do any act, or permit an act or omission to act, that will cause a breach of any such lease, contract, undertaking, arrangement or other commitment;

     (xxi) change its pricing policies or its policies with respect to freight rates charged to customers;

     (xxii) enter into any transaction with an Insider; or

     (xxiii)  agree to do any of the foregoing.

   6.02. Current Information. During the period from the date of this Agreement to the Effective Time, the Company will cause one or more of its representatives to confer with representatives of Buyer and report the general status of its ongoing operations at such times as Buyer may reasonably request. Buyer will cooperate with the Company to establish a regular communications process designed to minimize disruption to the Company's ongoing operations. The Company will promptly notify Buyer of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving the Company. The Company will also provide Buyer such information with respect to such events as Buyer may reasonably request from time to time. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement (other than the last quarter of each fiscal year), the Company will deliver to Buyer its quarterly report on Form 10-Q under the Exchange Act, and, as soon as reasonably available, but in no event more than 90 days after the end of each fiscal year, the Company will deliver to Buyer its Annual Report on Form 10-K. The Company will deliver to Buyer all Current Reports on Form 8-K at or before the time such reports are filed with the SEC. Within 15 days after the end of each month, the Company will deliver to Buyer a consolidated balance sheet and a consolidated statement of operations, without related notes, for such month. The Company will provide Buyer with an updated list promptly upon any change to the Company's list of authorized signatories for bank accounts and safe deposit boxes.

   6.03. Other Financial Information.

   (a) Promptly upon receipt thereof, Company will furnish to Buyer copies of each annual, interim or special audit of the books of Company and the Company Affiliates made by its independent accountants and copies of all internal control reports submitted to Company by such accountants in connection with each annual, interim or special audit of the books of Company and the Company Affiliates made by such accountants.

   (b) As soon as practicable, Company will furnish to Buyer copies of all such financial statements and reports as it shall send to its stockholders, the SEC or any other regulatory authority, except as legally prohibited thereby.

   (c) Company will furnish to Buyer, on a daily basis, a copy of the daily operations report it furnishes to its senior management as well as cash flow status and projections, and will provide Buyer with password access to outpostreports.com.

   (d) Company will deliver to the Buyer a closing balance sheet updating the Latest Balance Sheets to a date not more than two days before the Closing, including a detailed schedule of inventory, accounts receivable and accounts payable, with aging information.

   (e) With reasonable promptness, Company will furnish to Buyer such additional financial data as Buyer may reasonably request.

   6.04. Access to Information.

   (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall afford to the officers, employees, accountants, counsel and other representatives of the Buyer, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, the Company shall make available to the Buyer all other information concerning its business, properties and personnel as the Buyer may reasonably request (other than information which the Company is not permitted to disclose under applicable law). Buyer will cooperate with the Company to establish a regular information dissemination process designed to minimize disruption to the Company's ongoing operations. The Company shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Company's customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

   (b) All information furnished by the Company to the Buyer or its representatives pursuant hereto shall be treated as the sole property of the Company and, if the Merger shall not occur, the Buyer and its representatives shall return to the Company or destroy all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. The Buyer shall, and shall use its reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in the Buyer's possession prior to the disclosure thereof by the Company; (y) was then generally known to the public; or (z) was disclosed to the Buyer by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder the Buyer is nonetheless, in the opinion of its counsel, compelled to disclose information concerning the Company to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, the Buyer may disclose such information to such tribunal or governmental body or agency without liability hereunder.

   (c) No investigation by any of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein or any condition to the obligations of the parties hereto.

   6.05. Approval of Company's Stockholders. Company will take all reasonable steps necessary to duly call, give notice of, solicit proxies for, convene and hold a special meeting (the "SPECIAL MEETING") of its stockholders as soon as practicable for the purpose of approving this Agreement and the transactions contemplated hereby. The date of the Special Meeting shall occur as soon as practicable following the effectiveness of the Registration Statement (as more fully described in Section 8.01) filed with the SEC. The Board of Directors of Company will recommend to Company's stockholders the approval of this Agreement and the transactions contemplated hereby and will use all reasonable efforts to obtain, as promptly as practicable, the necessary approvals by Company's stockholders of this Agreement and the transactions contemplated hereby, provided, however, that nothing contained herein shall prohibit the Board of Directors of Company from failing to make such a recommendation or modifying or withdrawing its recommendation, if such Board shall have concluded in good faith with the advice of counsel that such action is required to prevent such Board from breaching its fiduciary duties to the stockholders of Company, and no such action shall constitute a breach of this Agreement. Nothing in this Section
6.05 shall have any effect on the validity of the irrevocable proxies delivered to Buyer by the Company's directors and certain key employees simultaneously with the execution of this Agreement.

   6.06. Failure to Fulfill Conditions. In the event that Company determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Buyer.

   6.07. All Reasonable Efforts. Subject to the terms and conditions herein provided, Company agrees to use all reasonable efforts to take, or cause to be taken, all corporate or other action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

   6.08. Update of Disclosure Schedules. From time to time prior to the Effective Time, the Company will promptly supplement or amend the Company Disclosure Schedule to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule or which is necessary to correct any information in the Company Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to the Company Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 9.02(a) hereof or the compliance by the Company with the covenants set forth in Article VI and
Article VIII hereof.

   6.09. No Solicitation. The Company shall not, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of any Equity Interests in the Company or all or (other than in the ordinary course of business) any material portion of the assets of the Company or any business combination with the Company, or, except to the extent legally required in the discharge of their fiduciary duties, recommend or endorse, or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate, any effort or attempt by any other person to do or seek any of the foregoing. The Company shall immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Company shall immediately notify Buyer if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to Buyer, indicate in reasonable detail the terms and conditions of such proposal, offer, inquiry or contact and include with such notice and description the identity of the person making the proposal, offer, inquiry or contact and any written materials received by the Company regarding any proposal, offer, inquiry or contact. The Company agrees to provide copies of all correspondence (electronic or otherwise) with any person regarding any proposal, offer, inquiry or contact and also agrees not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which such the Company is a party.

                        Article VII. Covenants of Buyer

   7.01. Conduct of Business Pending the Merger. During the period from the date of this Agreement and continuing until the Effective Time, the Buyer shall not, and shall not permit any of its subsidiaries to, take any action that is intended or which reasonably can be expected to result in any of its representations and warranties set forth in this Agreement being untrue in any material respect, or in any of the conditions to the Merger or other transactions contemplated in this Agreement as set forth in Article IX not being satisfied in any material respect, or in a material violation of any provision of this Agreement, except, in every case, as may be required by applicable law; provided that nothing herein contained shall preclude Buyer from exercising its rights under the Stock Warrant Agreement or taking any action Previously Disclosed.

   7.02. Current Information. As soon as reasonably available, but in no event more than 45 days after the end of each calendar quarter ending after the date of this Agreement (other than the last quarter of each fiscal year ending December 31), Buyer will deliver to the Company its quarterly report on Form 10-Q under the Exchange Act, and, as soon as reasonably available, but in no event more than 90 days after the end of each fiscal year, Buyer will deliver to the Company its Annual Report on Form 10-K. Buyer will deliver to the Company all Current Reports on Form 8-K promptly after such reports are filed with the SEC. As soon as practicable, Buyer will furnish to the Company copies of all such financial statements and reports as it shall send to its stockholders, the SEC or any other regulatory authority, except as legally prohibited thereby.

   7.03. Failure to Fulfill Conditions. In the event that Buyer determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will notify the Company within five days after it determines that it will not waive the condition.

   7.04. All Reasonable Efforts. Subject to the terms and conditions herein provided, Buyer agrees to use all reasonable efforts to take, or cause to be taken, all corporate or other action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

   7.05. Stock Listing. Buyer agrees to list on the Nasdaq National Market System, subject to official notice of issuance, the shares of Buyer Common Stock to be issued in the Merger.

                   Article VIII. Regulatory and Other Matters

   8.01. Proxy Statement-Prospectus. For the purposes (x) of registering Buyer's Common Stock to be issued to holders of the Company's Common Stock in connection with the Merger with the SEC under the Securities Act and applicable state securities laws and (y) of holding the Company Special Meeting, the Buyer and the Company shall cooperate in the preparation of a registration statement (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the "Registration Statement"), including a proxy statement/prospectus or statements satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed by the Company to the Company shareholders, together with any and all amendments or supplements thereto, being herein referred to as the "Proxy Statement-Prospectus"). The Buyer shall file the Registration Statement with the SEC. Each of the Buyer and the Company shall use their best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter promptly mail the Proxy Statement-Prospectus to its stockholders. The Buyer shall also use its best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such action. The Company and the Buyer shall each promptly notify the other if at any time it becomes aware that the Proxy Statement-Prospectus contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, the Company and the Buyer shall cooperate in the preparation of a supplement or amendment to the Proxy Statement-Prospectus, which corrects such misstatement or omission, and shall cause the same to be filed with the SEC and distributed to stockholders of the Company.

   8.02. Regulatory Approvals. Each of the Company and Buyer will cooperate with the other and use all reasonable efforts to prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the transactions contemplated by this Agreement, including without limitation the Merger. The Company and the Buyer will furnish each other and each other's counsel with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection with the Proxy Statement-Prospectus and any application, petition or any other statement or application made by or on behalf of the Company or Buyer to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. The Company and the Buyer shall have the right to review and approve in advance all characterizations of the information relating to the Buyer or the Company, as the case may be, and any of their respective subsidiaries, which appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Entity. In addition, the Company and the Buyer shall each furnish to the other a final copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Entity. Each of the Buyer and the Company represents and warrants to the other that it is not aware of any reason why the approvals, consents and waivers of Governmental Entities referred to herein and in Section 4.07 and Section 5.05 should not be obtained.

   8.03. Legal Conditions to Merger. Each of the Buyer and the Company shall, and shall cause each of its subsidiaries to, use its reasonable best efforts
(a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the Merger and, subject to the conditions set forth in Article IX hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Company or the Buyer or any of their respective subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

   8.04. Company Affiliates. The Company shall use all reasonable efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of such party to deliver to the other party hereto, as soon as practicable after the date of this Agreement, and prior to the date of the shareholders meeting called by the Company to approve this Agreement, a written agreement providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of Buyer Common Stock to be received by such "affiliate" in the Merger otherwise than in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder.

   8.05. Employee Matters.

   (a) Existing Employment Agreements. Following the Merger, Buyer shall, or shall cause the Surviving Corporation to, honor in accordance with their terms the employment agreements which have been Previously Disclosed by the Company to the Buyer.

   (b) Continuation of Plans. Notwithstanding anything to the contrary contained herein, the Buyer shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of the Company; provided, however, that the Buyer shall continue to maintain such plans (other than stock based or incentive plans or stock funds in retirement plans) until the continuing employees of the Company are permitted to participate in the Buyer's or its Affiliates' plans.

   (c) Grant of Stock Options. After Closing, the Buyer intends to grant options to purchase shares of Buyer Common Stock to existing employees of the Company in amounts and on terms generally consistent with those afforded to Buyer's similarly-situated employees. Such grants shall be conditioned upon each grantee's entering into Buyer's standard confidential information/non-compete and other agreements customarily executed by other employees of Buyer.

   (d) Parachute Payments. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Company take any action or make any payments that would result, either individually or in the aggregate, in the payment of an "excess parachute payment" within the meaning of Section 280G of the Code or that would result, either individually or in the aggregate, in payments that would be nondeductible pursuant to Section 162(m) of the Code.

   8.06. Credit and Supply Arrangement; Cross Default. Simultaneously with the execution of this Agreement, Company and Buyer have entered into an arrangement under which Buyer will finance the Company's inventory by supplying to the Company all product that Buyer regularly stocks at Buyer's cost (defined as invoice cost) plus 5% on net seven-day payment terms (the "CREDIT AND SUPPLY AGREEMENT"). The maximum outstanding balance under the Credit and Supply Agreement is limited to $5 million. There will also be a line of credit of up to $3 million. All obligations will be secured by all the assets of the Company, including a security interest in credit card receivables. Material breach by the Company of its obligations under the Credit and Supply Agreement shall also be deemed to be a breach of this Agreement.

   8.07. Director and Officer Indemnification; Liability Insurance.

   (a) Buyer hereby confirms that the indemnification obligations of the Company to its directors and officers set forth in the Company's Certificate of Incorporation and By-Laws and as provided by Delaware law, in each case as in effect on the date of this Agreement, will not be extinguished by virtue of the Merger.

   (b) For a period of six (6) years after the Effective Time, Buyer will maintain in effect and not cancel the "tail" insurance obtained by the Company prior to the Closing for the benefit of the persons who served as directors or officers of the Company before the Effective Time and relating to liabilities and claims (and related expenses) made against them resulting from their service as such prior to the Effective Time. The Company will pay no more than an aggregate of $325,000 for such insurance for the full six year period of coverage, and will consult with the Buyer prior to purchasing such insurance.

   (c) This Section 8.07 shall be construed as an agreement as to which the directors and officers of the Company are intended to be third party beneficiaries and shall be enforceable by such persons and their heirs and representatives.

   8.08. Public Announcements. So long as this Agreement is in effect, neither the Buyer nor the Company (nor any Affiliate of either) shall issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

   8.09. Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest Buyer with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective subsidiaries shall take all such necessary action as may be reasonably requested by the Buyer.

                      Article IX. Conditions to the Merger

   9.01. Conditions to Each Party's Obligations to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been approved in accordance with applicable law and Nasdaq National Market System policy by the requisite vote of the stockholders of the Company.

     (b) No Orders, Injunctions or Restraints; Illegality. No order, injunction or decree (whether temporary, preliminary or permanent) issued by any federal or state governmental authority or other agency or commission or federal or state court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect and no proceeding initiated by any Governmental Entity seeking an Injunction shall be pending. No statute, rule, regulation, order, injunction or decree (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any federal or state governmental authority or other agency or commission or federal or state court of competent jurisdiction, which prohibits, restricts or makes illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement.

     (c) Filings and Approvals. All filings with and notifications to, and all approvals and authorizations of, third parties (including, without limitation, Governmental Entities and authorities) required for the consummation of the transactions contemplated by this Agreement shall have been made or obtained and all such approvals and authorizations (the "Requisite Approvals") obtained shall be effective and shall not have been suspended, revoked or stayed by action of any Governmental Entity or authority.

     (d) Effectiveness of Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC.

     (e) NASDAQ Listing. The shares of Buyer Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq National Market System subject to official notice of issuance.

     (f) Tax Opinion. The Buyer and the Company shall have received the opinion of Foley, Hoag & Eliot LLP, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization described in
  Section 368(a)(1) of the Code and that each of Buyer, Buyer Sub and the Company will be a party to the reorganization.

   9.02. Conditions to Obligations of the Buyer. The obligation of the Buyer to effect the Merger is also subject to the satisfaction of or waiver by the Buyer at or prior to the Effective Time of the following conditions:

     (a) Representations and Warranties. Each of the representations and warranties of the Company in this Agreement which is qualified as to materiality shall be true and correct and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, as applicable, and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date. The Buyer shall have received a certificate signed by the Chief Executive Officer, Vice President, Finance and Administration, and Vice President, Corporate Counsel, of the Company to such effect dated as of the Closing Date.

     (b) Agreements and Covenants. As of the Closing Date, the Company shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants of the Company to be performed or complied with by it at or prior to the Closing Date under this Agreement, and the Buyer shall have received a certificate to such effect signed by the Chief Executive Officer, Vice President, Finance and Administration, and Vice President, Corporate Counsel, of the Company dated as of the Closing Date.

     (c) Consents Under Agreements. The consent, approval or waiver of each person whose consent or approval shall be required in order to permit the succession by the Buyer pursuant to the Merger to any obligations, rights and interests of the Company under any contract, indenture, lease, license, permit or other agreement or instrument listed on Exhibit 9.02(c) shall have been obtained, and none of such consents, waivers or approvals shall contain any term or condition which would materially impair the value of the Company to the Buyer.

     (d) Company Financial Matters. The Company's gross margin percentage of net sales will remain within 350 basis points (+/-) of, and operating expenses as a percentage of net sales will remain generally consistent with, the average levels maintained in the first 90 days of fiscal 2002, and the Company's tangible net worth as of August 31, 2001 shall not be less than $14 million.

     (e) No Material Adverse Change. There shall have been no Material Adverse Effect with respect to the Company since the Latest Balance Sheet Date.

     (f) Arrangements with Vendors and Material Contracts. The agreements, arrangements and understandings with the Business Vendors listed on Exhibit 9.02(d) and the Material Contracts listed on listed on Exhibit 9.02(d) shall be in full force and effect and the Buyer shall have received assurances reasonably satisfactory to it that such agreements, arrangements, understandings and Material Contracts will continue in effect, without adverse modifications (including but not limited to modifications in co-op funds, rebates or marketing funds), following the Effective Time.

     (g) Opinion of the Company's Counsel. The Buyer shall have received the opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., dated as of the Closing Date, in a form that is customary for transactions of this type and reasonably acceptable to Buyer.

     (h) No Burdensome Condition. None of the Requisite Approvals shall impose any term, condition or restriction upon the Buyer or any of its subsidiaries that the Buyer reasonably determines would materially impair the value of the Company to the Buyer or be materially burdensome.

     (i) No Parachute Payments. The Company shall not have taken any action or made any payments that would not be permitted pursuant to Section 8.05(d).

     (j) Termination of Company Stock Options. The Company shall have provided evidence satisfactory to the Buyer that at least 95% of the outstanding Company Stock Options have been terminated.

     (k) General Release. Each of the key stockholders and officers of the Company shall have executed and delivered to the Surviving Corporation a Release in the form of Exhibit 9.02(k).

     (l) Indian Subsidiary. The Company shall have delivered evidence that it has terminated the operations of its Indian subsidiary without cost or liability to the Company, the Surviving Corporation or the Buyer in excess of $50,000.

     (m) Trademark Matters. The Company shall have demonstrated in a manner reasonably satisfactory to Buyer that it owns and has the right to use and register the trademarks "Outpost.com" and "Outpost."

     (n) Claims Under Escrow Agreements. The Company shall have filed all appropriate notices of claim against the General Indemnity Escrow Agreement and the Specific Indemnity Escrow Agreement executed in connection with the CMPExpress.com, Inc. acquisition. Such notices of claim shall have been filed on or before the Closing Date or September 7, 2001, whichever is earlier.

     (o) Non-Competition/Non-Disclosure Agreement. The Buyer and Darryl Peck shall have entered into a non-competition/non-disclosure agreement (commencing as of the Closing Date) in a form reasonably satisfactory to Buyer.

   9.03. Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the following conditions:

     (a) Representations and Warranties. Each of the representations and warranties of the Buyer in this Agreement which is qualified as to materiality shall be true and correct and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, as applicable, and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date. The Company shall have received a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Buyer to such effect dated as of the Closing Date.

     (b) Agreements and Covenants. As of the Closing Date, the Buyer shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants of the Buyer to be performed or complied with by it at or prior to the Closing Date under this Agreement, and the Company shall have received a certificate to such effect signed by the Chief Executive Officer, President or Chief Financial Officer of the Buyer dated as of the Closing Date.

     (c) Opinion of Counsel. The Company shall have received the opinion of Foley, Hoag & Eliot llp, dated as of the Closing Date, in a form that is customary for transactions of this type and reasonably acceptable to Company.

     (d) No Material Adverse Change. There shall have been no Material Adverse Effect with respect to the Buyer since December 31, 2000.

     (e) No Burdensome Condition. None of the Requisite Approvals shall impose any term, condition or restriction upon the Buyer, the Company or a Company Subsidiary that the Company reasonably determines would materially impair the value of the Merger to the stockholders of the Company.

                  Article X. Termination, Amendment and Waiver

   10.01. Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the transactions contemplated in this Agreement by the stockholders of the Company:

     (a) by mutual written consent duly authorized by the Boards of Directors or other governing body of the Buyer and the Company;

     (b) by either the Buyer or the Company if (i) the Effective Time shall not have occurred on or before October 31, 2001 or such later date as the parties may have agreed upon in writing (the "Expiration Date"); provided, however, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

     (c) by either the Buyer or the Company (i) ninety days after the date on which any request or application for a regulatory approval required to consummate the Merger shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such requisite regulatory approval, unless within the ninety day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with such Governmental Entity; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 10.01(c) (i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

     (d) by either the Company or the Buyer if the stockholders of the Company shall have voted at the Special Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions.

     (e) by either the Buyer or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party (for purposes of this Section 10.01(e), a material breach shall be deemed to be a breach which has, either individually or in the aggregate, a Material Adverse Effect on the party making such representations or warranties (provided, that no effect shall be given to any qualification relating to materiality or a Material Adverse Effect in such representations and warranties) or which materially adversely affects consummation of the Merger);

     (f) By either the Buyer or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party; or

     (g) by the Company, in accordance with the provisions of Section 3.04.

   10.02. Effect of Termination; Expenses.

   (a) In the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void (except as set forth in Section 12.03), and there shall be no liability on the part of any party hereto, except (i) each party shall remain liable in any action at law or otherwise for any liabilities or damages arising out of its gross negligence or willful breach of any provision of this Agreement, or (ii) as otherwise provided in this Section 10.02.

   (b) If this Agreement is terminated as a result of any breach of a representation, warranty, covenant or other agreement which is caused by the gross negligence or willful breach of a party hereto, such party shall be liable to the other party for all out-of-pocket costs and expenses, including, without limitation, the reasonable fees and expenses of lawyers, accountants and investment bankers, incurred by such other party in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder ("Expenses"). The payment of Expenses is not an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto at law or in equity. Notwithstanding anything to the contrary herein, if (i) the Buyer makes the payment contemplated in Section 10.02(c) of this Agreement, Buyer shall not have any further monetary liability to the Company (or its Subsidiaries), whether for Expenses, breach or otherwise and if (ii) either (x) payments made by the Company to Buyer under the Stock Warrant Agreement or (y) the Buyer's profit on sale of the Warrant or the Warrant Shares (as such terms are defined in the Stock Warrant Agreement) reaches the Profit Cap, as defined in Section 4 of the Stock Warrant Agreement, the Company shall not have any further monetary liability to the Buyer (or its Subsidiaries), whether for Expenses, breach or otherwise.

   (c) Buyer hereby agrees to pay to Company, as liquidated damages and in lieu of any other rights or remedies under this Agreement, a payment in the amount of $1,000,000 if and only if the Company has terminated this Agreement in accordance with Section 10.01(e) or 10.01(f) because Buyer has breached any of its representations or warranties or failed to perform or comply with any of its covenants or agreements herein (unless the breach by Buyer giving rise to such right of termination is non-volitional), to such extent as to permit such termination.

   (d) Except as otherwise provided in this Section 10.02, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, whether or not any of the transactions contemplated by this Agreement are consummated.

   (e) In no event shall any officer, agent or director of the Company, any Company Subsidiary, Buyer or any Buyer Subsidiary, be personally liable hereunder for any breach or default by any party in any of its representations, warranties, covenants and obligations hereunder unless any such breach or default was caused by the gross negligence or willful misconduct of such officer, agent or director.

   10.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors or other governing body at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

   10.04. Waiver. At any time prior to the Effective Time, any party hereto may
(i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                            Article XI. The Closing

   11.01. Closing. Subject to the provisions of Article IX and Article X thereof, the Closing of the transactions contemplated hereby shall take place at the offices of Foley, Hoag & Eliot llp, One Post Office Square, Boston, Massachusetts at 10:00 a.m. on a date specified by the Buyer at least five business days prior to such date. The Closing Date shall be as soon as practicable after the last required approval for the Merger has been obtained and the last of all required waiting periods under such approvals have expired, or at such other place, date or time as the Buyer and the Company may mutually agree upon.

   11.02. Deliveries at Closing. At the Closing the Company shall deliver to the Buyer the options, certificates, and other closing documents and instruments required to be delivered under Article IX hereof.

                        Article XII. General Provisions

   12.01. Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, the Buyer shall be entitled to revise the structure of the Merger and the other transactions contemplated hereby and thereby, provided that (i) there are no material adverse federal or state income tax consequences to the Company as a result of the modification; (ii) there are no material adverse changes to the benefits and other arrangements provided to or on behalf of the Company's directors, officers and other employees; and (iii) such modification will not be likely to delay materially or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the Merger. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

   12.02. Assignment of Right to Purchase. The Buyer shall have the right to assign the right to consummate the Merger under this Agreement to a subsidiary of the Buyer, provided, however, that the Buyer shall remain liable for payment of the Purchase Price.

   12.03. Survival of Representations, Warranties and Agreements. All of the representations and warranties of the parties contained in this Agreement (or in any document delivered or to be delivered pursuant to this Agreement or in connection with the Closing) shall expire on, and be terminated and extinguished at, the Effective Time other than covenants that by their terms are to be performed after the Effective Time (including without limitation the covenants set forth in Sections 6.04(b) and 10.02 hereof), provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive the Buyer, the Buyer Sub or the Company (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either the Buyer or the Company.

   12.04. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.04):

     if to the Buyer:

     PC Connection, Inc.
     Route 101A
     730 Milford Road
     Merrimack, New Hampshire 03054
     Facsimile: (603) 423-2041
     Attention: Steven Markiewicz

     with a required copy to:

     Foley Hoag & Eliot LLP
     One Post Office Square
     Boston, Massachusetts 02109
     Facsimile: (617) 832-7000
     Attention: Peter W. Coogan
              Carol Hempfling Pratt

     if to the Company:

     Cyberian Outpost, Inc.
     25 North Main Street
     Kent, Connecticut 06757
     Facsimile: (860) 927-8665
     Attention: President and CEO

     with a copy to:

     Mintz, Levin, Cohn, Ferris, Glovsky & Popeo
     One Financial Center
     Boston, MA 02111
     Facsimile: (617) 542-2241
     Attention: Mark Chamberlin
              Mike Fantozzi

   12.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

   12.06. Entire Agreement. This Agreement (including the Disclosure Schedules and Exhibits hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them.

   12.07. Assignment. Except as provided in Section 12.02, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

   12.08. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

   12.09. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement are not performed in accordance with its specific terms or are otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

   12.10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New Hampshire applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in the State of New Hampshire.

   12.11. Headings. The table of contents and the descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

   12.12. Interpretation. When a reference is made in this Agreement to Sections, Exhibits, Annexes or Schedules, such reference shall be to a Section of or Exhibit, Annex or Schedule to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to be May 29, 2001.

   12.13. Counterparts. This Agreement may be executed (including by facsimile) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

   IN WITNESS WHEREOF, the Buyer and the Company have caused this Agreement to be executed as a sealed instrument as of the date first written above by their respective officers thereunto duly authorized.

                                          The Buyer:

                                          PC Connection, Inc.

                                                    /s/ Wayne L. Wilson
                                          By: _________________________________
                                            Name: Wayne L. Wilson
                                            Title: President

                                          The Company:

                                          Cyberian Outpost, Inc.

                                                      /s/ Darryl Peck
                                          By: _________________________________
                                            Name: Darryl Peck
                                            Title: President & CEO

                                                                      Appendix B

                            STOCK WARRANT AGREEMENT

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 1. Certain Definitions....................................................   1
 2. Grant of Warrant.......................................................   3
 3. Exercise of Warrant....................................................   3
 4. Profit Cap.............................................................   4
 5. Certain Agreements of the Issuer.......................................   4
 6. Surrender and Exchange.................................................   5
 7. Further Adjustment in Number of Shares Purchasable.....................   5
 8. Registration...........................................................   5
 9. Repurchase of Warrant..................................................   6
10. Substitute Warrant.....................................................   7
11. Repurchase of Substitute Warrant.......................................   8
12. Extension of Time......................................................   9
13. Representations and Warranties of Issuer...............................   9
14. Representations and Warranties of Grantee..............................   9
15. No Assignment..........................................................  10
16. Reasonable Best Efforts................................................  10
17. Surrender of Warrant...................................................  10
18. Specific Performance...................................................  11
19. Severability...........................................................  11
20. Notices................................................................  11
21. Governing Law..........................................................  11
22. Counterparts...........................................................  11
23. Costs and Expenses.....................................................  11
24. Entire Agreement.......................................................  11
25. Capitalized Terms......................................................  11

                            STOCK WARRANT AGREEMENT

   STOCK WARRANT AGREEMENT, dated as of May 29, 2001, between Cyberian Outpost, Inc., a Delaware corporation ("ISSUER"), and PC Connection, Inc., a Delaware corporation ("GRANTEE").

                                  Witnesseth:

   WHEREAS, Grantee and Issuer have entered into a Merger Agreement of even date herewith (the "MERGER AGREEMENT"), which agreement has been executed by the parties hereto immediately prior to this Agreement; and

   WHEREAS, as a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Warrant (as defined in Section 2(a)

   NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

   1. Certain Definitions.

   (a) "1934 Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

   (b) "Acquisition Transaction" shall mean (w) a merger or consolidation, or any similar transaction, involving Issuer or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of Issuer, (x) a purchase, lease or other acquisition of all or a substantial portion of the assets of Issuer or any Significant Subsidiary of Issuer, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Significant Subsidiary of Issuer, or (z) any substantially similar transaction; provided, however, that in no event shall any (i) merger, consolidation, or similar transaction involving Issuer or any Significant Subsidiary in which the voting securities of Issuer outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into the voting securities of the surviving entity of any such transaction) at least 65% of the combined voting power of the voting securities of the Issuer or the surviving entity outstanding immediately after the consummation of such merger, consolidation, or similar transaction, or (ii) any merger, consolidation, purchase or similar transaction involving only the Issuer and one or more of its Subsidiaries or involving only any two or more of such Subsidiaries, be deemed to be an Acquisition Transaction, provided any such transaction is not entered into in violation of the terms of the Merger Agreement.

   (c) The term "Beneficial Ownership" shall have the meaning assigned thereto in Section 13(d) of the 1934 Act.

   (d) "Exercise Termination Event" shall mean each of the following:

     (i) the Effective Time (as defined in the Merger Agreement) of the Merger; or

     (ii) the passage of twelve months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event.

   (e) "Holder" shall mean the holder or holders of the Warrant.

   (f) "Initial Triggering Event" shall mean any of the following events or transactions occurring (x) on or after May 1, 2001, in the case of events described in Section 1(f)(v), and (y) after the date hereof, with respect to events described in the other subsections of this Section 1(f):

     (i) Issuer or any of its Subsidiaries (each an "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined in Section 1(b)) with any person other than Grantee or any of its Subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction or shall have failed to publicly oppose an Acquisition Transaction, in each case with any person other than Grantee or a Grantee Subsidiary;

     (ii) Issuer or any Issuer Subsidiary, without having received Grantee's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary;

     (iii) the Board of Directors of Issuer shall have publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Grantee, its recommendation that the stockholders of Issuer approve the transactions contemplated by the Merger Agreement, or the Board of Directors of Issuer shall have failed to reaffirm such recommendation within ten days after Grantee requests in writing that such recommendation be reaffirmed;

     (iv) The shareholders of Issuer shall have voted and failed to approve and adopt the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), any person (other than the Grantee or a Grantee Subsidiary) shall have made a proposal to Issuer or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

     (v) On or after May 1, 2001, any person other than Grantee or any Grantee Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 9.7% or more of the outstanding shares of Common Stock (the Issuer recognizes and agrees that the Initial Triggering Event described in this Section 1(f)(v) has occurred and is continuing as of the date of this Agreement);

     (vi) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction; or

     (vii) After an overture is made by a person other than Grantee or any Grantee Subsidiary to Issuer or its stockholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Grantee to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined in Section 3(c)).

   (g) The term "Market/Offer Price" shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Warrant or the Owner gives notice of the required repurchase of Warrant Shares, as the case may be, or (iv) in the event of a sale of all or a substantial portion of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Issuer.

   (h) The term "Person" shall have the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the 1934 Act.

     (i) A "Repurchase Event" shall be deemed to have occurred upon the consummation of any merger, consolidation or similar transaction involving Issuer or any purchase, lease or other acquisition of all or a substantial portion of the assets of Issuer, other than any such transaction which would not constitute an Acquisition Transaction pursuant to the proviso to such definition (clauses (i) and (ii) of Section 1(b)); or upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of Common Stock, provided that no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event.

   (j) "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date hereof:

     (i) The acquisition by any person of beneficial ownership of 20% or more of the then outstanding Common Stock; or

     (ii) The occurrence of the Initial Triggering Event described in Section 1(f)(i), 1(f)(iii), or 1(f)(iv), except that the percentage referred to in the definition of Acquisition Transaction in clause (y) of Section 1(b) shall be 20%.

   2. Grant of Warrant.

   (a) Warrant. Issuer hereby grants to Grantee an unconditional, irrevocable Warrant (the "Warrant") to purchase, subject to the terms hereof, up to the "Number" (as defined below) of fully paid and nonassessable shares of Issuer's Common Stock, $0.01 par value per share ("Common Stock"), at a price of $0.51 per share (the "Warrant Price"); provided further that in no event shall the number of shares of Common Stock for which this Warrant is exercisable exceed 19.9% of the Issuer's issued and outstanding shares of Common Stock without giving effect to any shares subject to or issued pursuant to the Warrant. The "Number" shall initially be determined by multiplying (x) the aggregate number of shares of Common Stock that were issued and outstanding as of the date of this Agreement by (y) 19.9%. The number of shares of Common Stock that may be received upon the exercise of the Warrant and the Warrant Price are subject to adjustment as herein set forth.

   (b) Issuance of Additional Shares of Common Stock. In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement), the number of shares of Common Stock subject to the Warrant shall be increased so that, after such issuance, it equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Warrant. Nothing contained in this Section 2(b) or elsewhere in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

   3. Exercise of Warrant.

   (a) Preconditions to Exercise. The Holder (as defined in Section 1(e)) may exercise the Warrant, in whole or part, and from time to time, if, but only if, both an Initial Triggering Event (as defined in Section 1(f)) and a Subsequent Triggering Event (as defined in Section 1(j) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined in Section 1(d)).

   (b) Notification by Issuer as to Certain Events. Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Warrant.

   (c) Notice of Exercise of Warrant. In the event the Holder is entitled to and wishes to exercise the Warrant, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying
(i) the total number of shares it will purchase pursuant to such exercise and
(ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"). Any exercise of the Warrant shall be deemed to occur on the Notice Date relating thereto.

   (d) Payment of Exercise Price. At the closing referred to in Section 3(c), the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Warrant in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Warrant.

   (e) Delivery of Certificates. At such closing, simultaneously with the delivery of immediately available funds as provided in Section 3(d), Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Warrant should be exercised in part only, a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to Issuer a copy of this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

   (f) Restrictive Legend. Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

  "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 ACT"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions to this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

   (g) Holder of Record. Upon the giving by the Holder to Issuer of the written notice of exercise of the Warrant provided for under Section 3(c) and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 3 in the name of the Holder or its assignee, transferee or designee.

   4. Profit Cap. Notwithstanding any other provision of this Agreement, the maximum aggregate amount payable to Grantee by Issuer (net of any amounts paid to reimburse Grantee for the aggregate amount previously paid pursuant hereto by Grantee as the purchase price or exercise price with respect to any Warrant Shares) pursuant Section 9, Section 11, or Section 17 shall not exceed One Million Five Hundred Thousand Dollars ($1,500,000) (the "Profit Cap"). Grantee shall promptly return to Issuer any amount received under Section 9, Section 11, or Section 17 in excess of the Profit Cap.

   5. Certain Agreements of the Issuer. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Warrant may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. sec. 18a and regulations promulgated thereunder) in order to permit the Holder to exercise the Warrant and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

   6. Surrender and Exchange. Subject to the provisions of Section 15, this Agreement (and the Warrant granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Warrants of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Warrant" as used herein include any Stock Warrant Agreements and related Warrants for which this Agreement (and the Warrant granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

   7. Further Adjustment in Number of Shares Purchasable. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Warrant pursuant to Section 2(b) of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Warrant and the Warrant Price shall be subject to adjustment from time to time as provided in this Section 7. In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalization, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the Common Stock (whether or not the same would be prohibited under the terms of the Merger Agreement), or the like, the type and number of shares of Common Stock purchasable upon exercise hereof and the Warrant Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided hereunder and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of the Issuer's obligations hereunder.

   8. Registration. The obligations set forth in this Section 8 shall apply during such time as securities of the Issuer (or its successors or assigns) are registered under the 1934 Act. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within 100 day after such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Warrant (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the 1933 Act covering the resale of this Warrant and any shares issued pursuant to this Warrant and the issuance of any shares issuable pursuant to this Warrant to the extent then permitted under the rules, regulations or policies of the SEC and, to the extent not so permitted, the resale of such shares issuable pursuant to this Warrant. The Issuer shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of this Warrant and any shares of Common Stock issued upon total or partial exercise of this Warrant ("Warrant Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such longer time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Warrant or Warrant Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering, the inclusion of the Holder's Warrant or Warrant Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Warrant Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; and provided, however, that after any such required reduction the number of Warrant Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practical and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for the Issuer. Upon receiving any request under this Section 8 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 8, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall Issuer be obligated to effect more than two registrations pursuant to this Section 8 by reason of the fact that there shall be more than one Grantee as a result of any assignment or division of this Agreement.

   9. Repurchase of Warrant.

   (a) Warrant to be Repurchased. Immediately prior to the occurrence of a Repurchase Event (as defined in Section 1(i)), (i) following a request of the Holder, delivered prior to an Exercise Termination Event, Issuer (or any successor thereto) shall repurchase the Warrant from the Holder at a price (the "Warrant Repurchase Price") equal to the amount by which (A) the market/offer price (as defined in Section 1(g)) exceeds (B) the Warrant Price, multiplied by the number of shares for which this Warrant may then be exercised and (ii) at the request of the owner of Warrant Shares from time to time (the "Owner") delivered within 100 days after such occurrence (or such later period as provided in Section 12), Issuer shall repurchase such number of the Warrant Shares from the Owner as the Owner shall designate at a price (the "Warrant Share Repurchase Price") equal to the market/offer price multiplied by the number of Warrant Shares so designated.

   (b) Method of Exercise. The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Warrant and any Warrant Shares pursuant to this Section 9 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Warrant Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Warrant and/or the Warrant Shares in accordance with the provisions of this Section 9. Within the later to occur of (x) five business days after the surrender of the Warrant and/or certificates representing Warrant Shares and the receipt of such notice or notices relating thereto and
(y) the time that is immediately prior to the occurrence of a Repurchase Event, Issuer shall deliver or cause to be delivered to the Holder the Warrant Repurchase Price and/or to the Owner the Warrant Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

   (c) Prohibition on Repurchase. To the extent that Issuer is prohibited under applicable law or regulation from repurchasing the Warrant and/or the Warrant Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Warrant Repurchase Price and the Warrant Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to Section 9(b) is prohibited under applicable law or regulation from delivering to the Holder and/or the Owner, as appropriate, the Warrant Repurchase Price and the Warrant Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Warrant or the Warrant Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Warrant Repurchase Price or the Warrant Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Stock Warrant Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Warrant Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Warrant Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Warrant Repurchase Price, or (B) to the Owner a certificate for the Warrant Shares it is then so prohibited from repurchasing.

   (d) Exercise Termination Event. The parties hereto agree that Issuer's obligations to repurchase the Warrant or Warrant Shares under this Section 9 shall not terminate upon the occurrence of an Exercise Termination Event unless no Subsequent Triggering Event shall have occurred prior to the occurrence of an Exercise Termination Event.

   10. Substitute Warrant.

   (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its Subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Warrant shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, a warrant (the "Substitute Warrant"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

   (b) The following terms have the meanings indicated:

     (i) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of Issuer's assets.

     (ii) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Warrant upon exercise of the Substitute Warrant.

     (iii) "Assigned Value" shall mean the market/offer price, as defined in
  Section 1(g).

     (iv) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Warrant, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

   (c) The Substitute Warrant shall have the same terms as the Warrant, provided, that if the terms of the Substitute Warrant cannot, for legal reasons, be the same as the Warrant, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Warrant shall also enter into an agreement with the then Holder or Holders of the Substitute Warrant in substantially the same form as this Agreement, which shall be applicable to the Substitute Warrant.

   (d) The Substitute Warrant shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Warrant is then exercisable, divided by the Average Price. The exercise price of the Substitute Warrant per share of Substitute Common Stock shall then be equal to the Warrant Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Warrant is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Warrant is exercisable.

   (e) In no event, pursuant to any of the foregoing provisions of this Section 10, shall the Substitute Warrant be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Warrant. In the event that the Substitute Warrant would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Warrant (the "Substitute Warrant Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Warrant without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Warrant after giving effect to the limitation in this clause
(e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Acquiring Corporation.

   (f) Issuer shall not enter into any transaction described in Section 1010 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

   11. Repurchase of Substitute Warrant.

   (a) Exercise of Repurchase Right. At the request of the holder of the Substitute Warrant (the "Substitute Warrant Holder"), the issuer of the Substitute Warrant (the "Substitute Warrant Issuer") shall repurchase the Substitute Warrant from the Substitute Warrant Holder at a price (the "Substitute Warrant Repurchase Price") equal to (x) the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Warrant, multiplied by the number of shares of Substitute Common Stock for which the Substitute Warrant may then be exercised plus (y) Grantee's Out-of-Pocket Expenses (to the extent not previously reimbursed), and at the request of the owner (the "Substitute Share Owner") of shares of Substitute Common Stock (the "Substitute Shares"), the Substitute Warrant Issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to (x) the Highest Closing Price multiplied by the number of Substitute Shares so designated plus (y) Grantee's Out-of-Pocket Expenses (to the extent not previously reimbursed). The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Warrant Holder gives notice of the required repurchase of the Substitute Warrant or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

   (b) Exercise of Repurchase of Substitute Warrant. The Substitute Warrant Holder and the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Warrant Issuer to repurchase the Substitute Warrant and the Substitute Shares pursuant to this Section 11 by surrendering for such purpose to the Substitute Warrant Issuer, at its principal office, the agreement for such Substitute Warrant (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Warrant Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Warrant Issuer to repurchase the Substitute Warrant and/or the Substitute Shares in accordance with the provisions of this Section
11. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Warrant and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Warrant Issuer shall deliver or cause to be delivered to the Substitute Warrant Holder the Substitute Warrant Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Warrant Issuer is not then prohibited under applicable law and regulation from so delivering.

   (c) Prohibition on Repurchase of Substitute Warrant. To the extent that the Substitute Warrant Issuer is prohibited under applicable law or regulation from repurchasing the Substitute Warrant and/or the Substitute Shares in part or in full, the Substitute Warrant Issuer shall immediately so notify the Substitute Warrant Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Warrant Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Warrant Issuer is no longer so prohibited; provided, however, that if the Substitute Warrant Issuer is at any time after delivery of a notice of repurchase pursuant to Section 11(b) prohibited under applicable law or regulation from delivering to the Substitute Warrant Holder and/or the Substitute Share Owner, as appropriate, the Substitute Warrant Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Warrant Issuer shall use its best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Warrant Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Warrant or the Substitute Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Warrant Issuer shall promptly (i) deliver to the Substitute Warrant Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Warrant Repurchase Price or the Substitute Share Repurchase Price that the Substitute Warrant Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Warrant Holder, a new Substitute Warrant evidencing the right of the Substitute Warrant Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Warrant was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Warrant Repurchase Price less the portion thereof theretofore delivered to the Substitute Warrant Holder and the denominator of which is the Substitute Warrant Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Warrant Shares it is then so prohibited from repurchasing.

   12. Extension of Time. The 100-day period for exercise of certain rights under Sections 3, 8, 9, and 15 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise.

   13. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

     (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

     (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Warrant, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

   14. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

     (a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

     (b) The Warrant is not being, and any shares of Common Stock or other securities acquired by Grantee upon exercise of the Warrant will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

   15. No Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Warrant Agreement or the Warrant created hereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder within 90 days following such Subsequent Triggering Event (or such later period as provided in Section 12).

   16. Reasonable Best Efforts. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the Nasdaq National Market upon official notice of issuance.

   17. Surrender of Warrant.

   (a) Grantee may, at any time during which Issuer would be required to repurchase the Warrant or any Warrant Shares pursuant to Section 9, surrender the Warrant (together with any Warrant Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price (as defined below); provided, however, that Grantee may not exercise its rights pursuant to this Section 17 if Issuer has repurchased the Warrant (or any portion thereof) or any Warrant Shares pursuant to Section 9. The "Surrender Price" shall be equal to (i) One Million Dollars ($1 million), plus (ii) if applicable, the aggregate purchase price previously paid pursuant hereto by Grantee with respect to any Warrant Shares, minus (iii) if applicable, the sum of (A) the excess of (1) the net cash amounts, if any, received by Grantee pursuant to the arms' length sale of Warrant Shares (or any other securities into which such Warrant Shares were converted or exchanged) to any party not affiliated with Grantee, over (2) the aggregate purchase price previously paid pursuant hereto by Grantee with respect to such Warrant Shares and (B) the net cash amounts, if any, received by Grantee pursuant to an arms' length sale of a portion of the Warrant to any party not affiliated with Grantee.

   (b) Grantee may exercise its right to surrender the Warrant and any Warrant Shares pursuant to this Section 17 by surrendering to Issuer, at its principal office, this Agreement together with certificates for Warrant Shares, if any, accompanied by a written notice stating (i) that Grantee elects to surrender the Warrant and Warrant Shares, if any, in accordance with the provisions of this Section 17 and (ii) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

   (c) To the extent that Issuer is prohibited under applicable law or regulation from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that Issuer is no longer prohibited from paying, within five business days after the date on which Issuer is no longer so prohibited, provided, however, that if Issuer at any time after delivery of a notice of surrender pursuant to paragraph (b) of this Section 17 is prohibited under applicable law or regulation from paying to Grantee the Surrender Price in full (i) Issuer shall (A) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments,
(B) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same, and (C) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same and (ii) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the Exercise Termination Date shall be extended to a date six months from the date on which the Exercise Termination Date would have occurred if not for the provisions of this Section 17(c) (during which period Grantee may exercise any of its rights hereunder, including any and all rights pursuant to this Section 17).

   (d) Grantee shall have rights substantially identical to those set forth in paragraphs (a), (b) and (c) of this Section 17 with respect to the Substitute Warrant and the Substitute Warrant Issuer during any period in which the Substitute Warrant Issuer would be required to repurchase the Substitute Warrant pursuant to Section 10.

   18. Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

   19. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 9, the full number of shares of Common Stock provided in Section 2(a) hereof (as adjusted pursuant to Section 2(b) or 7 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

   20. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

   21. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

   22. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

   23. Costs and Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

   24. Entire Agreement. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

   25. Capitalized Terms. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

   IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                          Cyberian Outpost, Inc.

                                                      /s/ Darryl Peck
                                          By: _________________________________
                                            Name: Darryl Peck
                                            Title: President & CEO

                                          PC Connection, Inc.

                                                    /s/ Wayne L. Wilson
                                          By: _________________________________
                                            Name: Wayne L. Wilson
                                            Title: President

                                                                      Appendix C

                                                                    May 29, 2001

PC Connection, Inc.
Rt. 101A
730 Milford Road
Merrimack, NH 03054

Ladies and Gentlemen:

   We understand that PC Connection, Inc. ("Buyer") is entering into a Merger Agreement with Cyberian Outpost, Inc. (the "Company") pursuant to which the Company will become a wholly-owned indirect subsidiary of Buyer. The undersigned stockholders of the Company ("Stockholders") are prepared to enter into the following agreement with Buyer, dealing with the equity securities of the Company ("Shares") owned by such Stockholders, in order to induce Buyer to enter into the Merger Agreement.

   We have agreed as follows:

1.Grant of Irrevocable Proxy.

(a)Each Stockholder hereby revokes any proxy heretofore granted with respect to any Shares owned by such Stockholder and hereby grants to Buyer an irrevocable proxy under Section 212(e) of the Delaware General Corporations Law to vote, in any manner that Buyer may determine in its sole and absolute discretion to be in Buyer's own best interest, all of the Shares with respect to which such Stockholder has voting power at the date hereof at any meeting of stockholders of Company or action by written consent with respect to the Merger, the Merger Agreement or the transactions contemplated thereby. It is expressly understood and agreed that the foregoing irrevocable proxy is coupled with an interest and that Buyer shall have no duty, liability and obligation whatsoever to the Stockholders arising out of the exercise by Buyer of the foregoing irrevocable proxy, each Stockholder expressly acknowledges and agrees that (i) such Stockholder will not impede the exercise of Buyer's rights under the Merger Agreement, (ii) the irrevocable proxy granted hereunder secures, among other things, the duty in clause (i), and (iii) such Stockholder waives and relinquishes any claim, right or action it might have, as a shareholder of Company or otherwise, against Buyer or any of its Affiliates in connection with any exercise of the irrevocable proxy granted hereunder.

(b)Each Stockholder hereby waives notice or right to notice of or to any and all special and general meetings of shareholders during the term of this Agreement and further severally agrees that if any notice is given by Company to Buyer, such notice will be deemed to have been validly given to Stockholder for all purposes.

2.Restrictions on Sale or other Disposition of Shares by Stockholders. The Stockholders hereby agree that from and after the date hereof and during the term of this Agreement they will not, directly or indirectly, without the prior written consent of Buyer, sell, assign, hypothecate, transfer, pledge, give, place in trust or dispose of (including, without limitation, by granting of proxies, or relinquishment of voting rights, with respect to) any of the Shares owned by them, except for the grant of the irrevocable proxy as provided for herein or any other proxies granted to Buyer and except for non-volitional transfers by operation of law.

3.Representations and Warranties. Each Stockholder represents and warrants to Buyer as follows:

(a)It has the all necessary rights, power and authority to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by it and constitutes its legal and valid obligation enforceable against it in accordance with its terms.

(b)It is the record owner of the Shares listed under its name on Appendix A hereto and it has plenary voting and dispositive power with respect to such Shares; it owns no other shares of capital stock of Company; there are no proxies, voting trusts or other agreements or understandings which such Stockholder is a party to or bound by and which expressly requires that any of the Shares be voted in any specific manner other than this Agreement; and such Stockholder has not entered into any agreement or arrangement inconsistent with this Agreement.

4.Equitable Remedies. The parties hereto acknowledge that irreparable damage would result if this Agreement is not specifically enforced and that, therefore, the rights and obligations of the parties under this Agreement may be enforced by a decree of specific performance issued by a court of competent jurisdiction, and appropriate injunctive relief may be applied for the granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

5.Miscellaneous. This Agreement shall terminate on the earlier of the Effective Date or the termination of the Merger Agreement. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles.

                                     ------------------------------------------

                                     ------------------------------------------

                                     ------------------------------------------

                                     ------------------------------------------

                                     ------------------------------------------

                                     ------------------------------------------

Accepted and Agreed to:
PC CONNECTION, INC.

By:

Its:

                                   Appendix A
                   Number of Shares Owned by Each Stockholder

                                                                      Appendix D

                          Credit and Supply Agreement

   Credit and Supply Agreement ("Agreement"), dated as of May 29, 2001, by and between Cyberian Outpost, Inc., a Delaware corporation ("Outpost") and Merrimack Services Corporation, a Delaware corporation ("MSC").

   WHEREAS, simultaneously with the execution and delivery of this Agreement an Affiliate of MSC is entering into a certain Merger Agreement (the "Merger Agreement") pursuant to which Outpost will merge with an Affiliate of MSC: and,

   WHEREAS, in conjunction with the foregoing transactions, Outpost has requested that MSC provide it with a line of credit (the "Working Capital Line"), with the understanding that the proceeds of such Working Capital Line are to be used by Outpost to fund necessary payments to trade creditors and others pending the Closing of the Merger, and MSC is willing to do so upon the terms and conditions hereinafter set forth;

   WHEREAS, in conjunction with the foregoing transactions, Outpost has also asked MSC to make certain items of inventory available to it for sale to Outpost's customers, and MSC is willing to do so upon the terms and conditions hereinafter set forth.

   NOW, THEREFORE, in consideration of the promises, terms, covenants, provisions and conditions set forth herein, and each intending to be legally bound hereby, the parties agree as follows:

   1. Certain Definitions.

   1.1. General. For the purposes of this Agreement, the terms listed below shall have the following meanings:

     (a) "Affiliate" of a specified person shall mean a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person, including, without limitation, any partnership or joint venture in which the person (either alone, or through or together with any subsidiary) has, directly or indirectly, an interest of 10% ownership or more.

     (b) "Collateral" shall have the meaning defined in the Security
  Agreement.

     (c) "Credit Extension Period" shall mean the period beginning on the date hereof and terminating on the occurrence of the first Credit Extension Termination Event.

     (d) "Credit Extension Termination Event" shall mean each of the following:

       (i) An Event of Default shall have occurred and be continuing;

       (ii) The Maturity Date shall have occurred;

       (iii) Sixty days shall have passed after the date on which the Merger Agreement is terminated by Outpost pursuant to Section 10.01(e) or Section 10.01(f) of the Merger Agreement; or

       (iv) Thirty days shall have passed after the date on which a Subsequent Triggering Event (as such term is defined in the Warrant Agreement) shall have first occurred.

     (e) "Event of Default" shall have the meaning set forth in the Promissory Note.

     (f) "Interest Rate" shall mean prime interest rate as reported in The Wall Street Journal on the date of this Agreement.

     (g) "Inventory Line" shall mean the line of credit made available (and advances made from time to time) by MSC to Outpost pursuant to Section 2.

     (h) "Inventory Payable Cap" shall mean five million dollars
  ($5,000,000), except as otherwise provided in this Agreement.

     (i) "Inventory Payable Due Date" shall mean the date that is seven calendar days after the date on which the Inventory Payable is first created.

     (j) "Inventory Payables" shall mean amounts from time to time owing by Outpost to MSC with respect to Inventory Items purchased by Outpost from MSC or any Affiliate of MSC.

     (k) "Loan Documents" shall mean each of this Agreement, the Security Agreement, and the Promissory Note.

     (l) "Maturity Date" shall mean the earliest to occur of

       (i) the date which is five days after the Closing Date;

       (ii) the date which is ninety days after the date on which the Merger Agreement is terminated by Outpost pursuant to Section 10.01(e) or Section 10.01(f) of the Merger Agreement;

       (iii) the date on which the Merger Agreement is terminated by MSC pursuant to Section 10.01(e) or Section 10.01(f) of the Merger Agreement;

       (iv) the date on which the Merger Agreement expires by its terms or is terminated by either party (except as otherwise provided in Section 1.1(l)(ii)); or

       (v) the date which is sixty days after a Subsequent Triggering Event (as such term is defined in the Warrant Agreement) shall have first occurred.

     (m) "Merger Agreement" shall mean that certain Merger Agreement dated as of the date hereof by and between Outpost and an Affiliate of MSC.

     (n) "Obligations" shall mean amounts owing to MSC from time to time under the Working Capital Line or as Inventory Payables, including without limitation all interest accrued from time to time.

     (o) "Security Agreement" shall mean that certain Security Agreement of even date herewith by and between MSC and Outpost.

     (p) "Warrant Agreement" shall mean that certain Stock Warrant Agreement dated as of the date hereof by and between an Affiliate of MSC and Outpost.

     (q) "Working Capital Line Amount" shall mean Three Million Dollars ($3,000,000).

   1.2. Capitalized Terms, Generally. Capitalized terms used and not defined herein shall have the meanings defined in the Merger Agreement. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

   2. Sales of Inventory by MSC to Outpost.

   2.1. Ordering and Delivery of Inventory Items. During the Credit Extension Period MSC agrees to make inventory ("Inventory Items") available to Outpost at MSC's Wilmington, Ohio warehouse, if the following conditions are met:

     (a) Outpost shall have submitted to MSC its purchase order and such other documentation as MSC shall reasonably request to evidence its order of the Inventory Item;

     (b) MSC has the Inventory Item ordered by Outpost in stock and ready for delivery;

     (c) The aggregate amount of Inventory Payables that will be outstanding upon MSC's delivery to Outpost of the requested Inventory Items will not exceed the Inventory Payable Cap (it being agreed that any addition of any overdue Inventory Payable to the Working Capital Loan Balance pursuant to Section

  2.3 shall not have the effect of decreasing the aggregate amount of Inventory Payables at the time outstanding); and

     (d) Outpost shall have provided evidence satisfactory to MSC that:

       (i) the requested Inventory Item has been ordered by a third party customer of Outpost in the ordinary course of business;

       (ii) such customer has provided payment by credit card for such Inventory Item ("Card Charge");

       (iii) Outpost has complied with all applicable credit card fraud prevention procedures and policies in accepting such Card Charges;

       (iv) Outpost has given irrevocable instructions (which by their terms cannot be altered without the written agreement of MSC) to its credit card processor that all credit card payments be paid by the credit card processor directly to a bank account in the name of and under the control of MSC, with the result that all payments of the Card Charges ("Credit Card Payments") will be made to MSC and not to Outpost;

       (v) upon shipment of the Inventory Item Outpost will have a Card Charge receivable (due and collectible in not more than four (4) days from the date of Inventory Item shipment) for the purchase price of the Inventory Item; and

       (vi) the related Card Charge receivable and Credit Card Payment each constitute Collateral under the Loan Documents.

   (e) Outpost agrees to cause the procedures described in Section 2.1(d) to be complied with.

   2.2. Application of Credit Card Payments. At the end of each business day MSC will account to Outpost, reporting the amount of Credit Card Payments received that day. MSC shall apply the aggregate amount of Credit Card Payments received each day in the following order:

   (a) Such Credit Card Payments shall first be applied so as to pay down all Inventory Payables that have not been paid by the Inventory Payable Due Date.

   (b) Next, if an Event of Default shall have occurred or a Credit Extension Termination Event shall have occurred,

       (i) any remaining Credit Card Payments shall be applied so as to pay down the Inventory Payables to which such Credit Card Payment relate; and then

       (ii) any additional remaining Credit Card Payments shall be applied to pay down the outstanding balance of any Working Capital Loans; and then

       (iii) any additional remaining Credit Card Payments shall be applied to pay any then unpaid Inventory Payables.

   (c) Finally, unless an Event of Default shall have occurred or a Credit Extension Termination Event shall have occurred, any remaining Credit Card Payments shall be paid over to Outpost.

   2.3. Payment for Inventory Items. All purchases of Inventory Items shall be on seven day net terms. The price for each Inventory Item shall be the cost to MSC of each such Inventory Item plus 5%. Amounts due with respect to Inventory Items shall be considered to be Inventory Payables hereunder. The full amount of any Inventory Payable that has not been paid to MSC by the Inventory Payable Due Date shall be added to the Working Capital Loan balance and shall bear interest at the Interest Rate.

   2.4. Returns of Inventory Items. Outpost may return Inventory Items to MSC only with MSC's prior approval.

   3. Working Capital Loans. Outpost shall have the right to request MSC to make, on the terms and conditions set forth in this Agreement, working capital loans (each a "Working Capital Loan" and collectively, the "Working Capital Loans") to Outpost from time to time during the Credit Extension Period. The obligations of Outpost with respect to the Working Capital Loans shall be evidenced by Outpost's promissory note substantially in the form of Exhibit A (the "Promissory Note") to be executed by Outpost before the first Working Capital Loan is made. Outpost may prepay amounts borrowed as Working Capital Loans without prepayment penalty.

   4. Maximum Amount of Working Capital Loans. The maximum principal amount of Working Capital Loans (including, without limitation, Inventory Payables added to the Working Capital Loans pursuant to Section 2.3) shall not exceed the Working Capital Line Amount.

   5. Notice and Manner of Borrowing. Outpost shall submit a written request that MSC make a Working Capital Loan under this Agreement, specifying (i) the requested amount of the Loan; (ii) the purposes for which the proceeds of the Loan will be used, (iii) the date (which shall be not less than three Business Days after the date ("Request Date") the request is submitted to MSC) on which Outpost is requesting the Loan to be made, and (iv) such other information as MSC may reasonably request. MSC will inform Outpost as to whether the Loan request has been approved not later than two Business Days after the Request Date. MSC shall have sole and complete discretion in deciding whether or not to approve a Loan request. If the Loan request has been approved, and if the preconditions to borrowing set forth in Section 7 (with respect to the initial
Loan) or Section 8 (with respect to all other Loans) are met, not later than 3:00 p.m. on the date such Working Capital Loan is scheduled to be made (as specified in the Loan request notice from Outpost), MSC will make such Working Capital Loan available to Outpost by wire transfer to an account that is designated in writing by Outpost to MSC at the time the notice of proposed borrowing is delivered.

   6. Interest.

   6.1. General. Outpost shall pay interest to MSC on the unpaid principal amount of the Working Capital Loans from time to time outstanding at a rate per annum equal to the Interest Rate. Interest shall be calculated on the basis of a year of 360 days for the actual number of days elapsed. Interest on the Working Capital Loans shall be paid in immediately available funds on the first day of each calendar month. The final payment of interest shall be paid with the final payment of the Working Capital Loans (whether on the Maturity Date or otherwise). Any interest amount not paid by Outpost when due shall not constitute a default hereunder but shall be added to the principal amount owed to MSC under the Promissory Note and (to the extent legally permissible) shall bear interest thereafter at the Interest Rate until paid.

   6.2. Limitation on Interest Payable. If, at any time, the rate of interest payable on the Obligations shall be deemed by any competent court of law, governmental agency or tribunal to exceed the maximum rate of interest permitted by any applicable law, then, for such time as such rate would be deemed excessive, its application shall be suspended and there shall be charged instead the maximum rate of interest permissible under such law.

   6.3. Method of Payment. Outpost shall make each payment under this Agreement to MSC at its office located at Merrimack, New Hampshire on the date when due in lawful money of the United States in immediately available funds pursuant to wire transfer instructions provided by MSC. Whenever any payment to be made under this Agreement shall be stated to be due on a day other than a day which is a business day in New Hampshire, such payment shall be made on the next succeeding business day, and such extension of time shall in such case be included in the computation of the payment of interest.

   7. Conditions Precedent to Initial Advances of Credit Under Working Capital Loans and Inventory Line. The following conditions shall be satisfied by Outpost at or before the time MSC advances the first Working Capital Loan or provides any Inventory Item to Outpost pursuant to the Inventory Line:

   7.1. Outpost shall have delivered to MSC the Promissory Note, the Security Agreement, and any UCC financing statements or other security documents requested by MSC, together with appropriate certificates of legal existence and good standing dated at or shortly before the date thereof. The documentation for such Working Capital Loan shall be reasonably satisfactory in form and substance to MSC and its counsel;

   7.2. No Event of Default shall have occurred and be continuing, and Outpost shall have delivered to MSC an Officer's Certificate confirming that no Event of Default has occurred and is continuing; and

   7.3. Outpost shall have delivered to MSC a legal opinion of its counsel, in form and substance reasonably satisfactory to MSC and its counsel, dated the date of the initial borrowing, as to such matters as MSC shall have reasonably requested.

   8. Conditions Precedent to Subsequent Advances of Credit Under Working Capital Loans and Inventory Line. The following condition shall be satisfied by Outpost at or before the time MSC advances any Working Capital Loan after the first Working Capital Loan and before MSC provides any additional Inventory Item to Outpost pursuant to the Inventory Line:

   8.1. No Credit Extension Termination Event shall have occurred; and

   8.2. No Event of Default shall have occurred and be continuing, and Outpost shall have delivered to MSC (upon request of MSC) an Officer's Certificate confirming that no Event of Default has occurred and is continuing.

   9. Credit Extension Termination Event. From and after the occurrence of a Credit Extension Termination Event, (a) all obligations of MSC to make Working Capital Loans hereunder shall terminate and (b) the Inventory Payable Cap shall become zero dollars.

   10. Payment of Obligation on or Before Maturity Date. Notwithstanding any other provisions of the Loan Documents, Outpost agrees to pay all Obligations to MSC in full on or before the Maturity Date.

   11. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

   12. Right of Set-Off. MSC may transfer any Obligation to any Affiliate. Obligations may be applied or set off by MSC or any Affiliate against any liabilities of MSC or any such Affiliate to Outpost at any time whether or not such liabilities are then due or other collateral is then available and without regard to the adequacy of any such other collateral.

   13. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of New Hampshire without regard to its principles of conflicts of laws.

   14. Security Agreement.

   14.1. To secure the payment and performance of all obligations of Outpost to MSC, Outpost and MSC have entered into the Security Agreement.

   15. Submission to Jurisdiction. TO INDUCE MSC TO ACCEPT THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND TO MAKE EACH OF THE EXTENSIONS OF CREDIT CONTEMPLATED HEREBY:

   15.1. OUTPOST IRREVOCABLY AGREES THAT, OTHER THAN AS MAY BE NECESSARY IN MSC'S SOLE AND ABSOLUTE DISCRETION TO PRESERVE RIGHTS IN COLLATERAL, ALL

ACTIONS OR PROCEEDINGS IN ANY WAY, MANNER OR RESPECT, ARISING OUT OF OR FROM OR RELATED TO THIS AGREEMENT, THE OTHER LOAN DOCUMENTS OR THE COLLATERAL SHALL BE LITIGATED IN COURTS HAVING SITUS WITHIN THE STATE OF NEW HAMPSHIRE.

   15.2. Outpost hereby waives any right it may have to transfer or change the venue of any litigation brought against Outpost by MSC in accordance with this
Section 15.

   16. Waiver of Trial by Jury. To the extent not prohibited by applicable law which cannot be waived, Outpost and MSC hereby waive, and covenant that they will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any forum in respect of any issue, claim, demand, action, or cause of action arising out of or based upon this Agreement or any other Loan Document or the subject matter thereof or any obligation or in any way connected with or related or incidental to the dealings of MSC or Outpost or any of them in connection with any of the above, in each case whether now or hereafter arising and whether sounding in contract or tort or otherwise. Outpost acknowledges (i) that it has been informed by MSC that the provisions of this Section 16 constitute a material inducement upon which MSC has relied, is relying and will rely in entering into this Agreement and each other Loan Document and (ii) that it has been advised by counsel as to the meaning and effect of this Section.

   17. No Assignment. This Agreement is personal to the parties hereto and may not be assigned by either party, whether by operation of law or otherwise.

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                                          Cyberian Outpost, Inc.

                                                      /s/ Darryl Peck
                                          By: _________________________________
                                            Name: Darryl Peck
                                            Title: President & CEO

                                          Merrimack Services Corporation

                                                     /s/ Mark A. Gavin
                                          By: _________________________________
                                            Name: Mark A. Gavin
                                            Title: SVP of Finance & CFO

                                                                       Exhibit A

                      WORKING CAPITAL LOAN PROMISSORY NOTE

$3,000,000                        May 29, 2001

   For Value Received, Cyberian Outpost, Inc., a Delaware corporation ("Outpost"), promises to pay to the order of Merrimack Services Corporation, a Delaware corporation ("MSC"), on the earlier of (x) the date or dates set forth in connection with the various Working Capital Loans made by MSC to Outpost and
(y) the Maturity Date, the principal sum of Three Million Dollars ($3,000,000), or such other principal sum as may from time to time be outstanding, and to pay interest on the unpaid principal balance hereunder on the first day of each calendar month (commencing on June 1, 2001) and on the Maturity Date, at the annual Interest Rate determined as provided in the Loan Agreement. Funds paid hereunder shall be applied first to accrued and unpaid interest and then to the unpaid principal balance. Capitalized terms used and not defined herein shall have the meanings defined in the Credit and Supply Agreement between Outpost and MSC dated as of the date hereof (the "Loan Agreement"). All payments shall be made at the offices of MSC in Merrimack, New Hampshire, or such other address as MSC shall designate in a written notice to Outpost.

   This Note is issued by Outpost pursuant to, and is governed by and subject to the terms and conditions of, the Loan Agreement. All capitalized terms used in this Note that are not defined herein, but that are defined in the Loan Agreement, shall have the meanings assigned to them therein.

   Nothing contained in this Note, the Loan Agreement or the instruments securing this Note shall be deemed to establish or require the payment of a rate of interest in excess of the amount legally enforceable. In the event that the rate of interest so required to be paid exceeds the maximum rate legally enforceable, the rate of interest so required to be paid shall be automatically reduced to the maximum rate legally enforceable, and any excess paid over such maximum enforceable rate shall be automatically credited on account of the principal hereof without premium or penalty.

   This Note may be prepaid in whole or in part at any time without penalty.

   The occurrence or existence of any one or more of the following shall constitute an "Event of Default" hereunder:

     Outpost or any Subsidiary shall fail to pay when due and payable any principal of the Obligations when the same becomes due (including without limitation any failure to pay any Inventory Payable by the Inventory Payable Due Date (as such term is defined the Credit Agreement));

     Outpost shall fail to take any action provided for in the Loan Documents with respect to creation or preservation of MSC's rights in the Collateral;

     Outpost or any Subsidiary shall fail to perform any other term, covenant or agreement contained in the Loan Documents within fifteen (15) days after MSC has given written notice of such failure to Outpost;

     Any representation or warranty of Outpost or any of its Subsidiaries in the Loan Documents or in any certificate or notice given in connection therewith shall have been false or misleading in any material respect at the time made or deemed to have been made;

     Any of the Loan Documents shall cease to be in full force and effect, and

     Dissolution, termination of existence, insolvency, business failure, appointment of a receiver or custodian of any part of Outpost's property, assignment or trust mortgage for the benefit of creditors by Outpost, the recording or existence of any lien for unpaid taxes, the commencement of any proceeding under any bankruptcy or insolvency laws of any state or of the United States by or against Outpost, or service upon Secured Party of any writ, summons, or process designed to affect any of Outpost's accounts or other property.

   Upon the occurrence or existence of any Event of Default and at any time thereafter during the continuance of such Event of Default, MSC may by written notice to Outpost and after any opportunity to cure as set forth in the Loan Agreement, declare all outstanding obligations payable by Outpost hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, MSC may exercise any right, power or remedy permitted to it by law, either by suit in equity or by action at law, or both.

   Notices to Outpost shall be by telecopy, delivery in hand or by courier, or registered or certified mail (return receipt requested) and shall be deemed to have been given or made when telegraphed, telecopied (and confirmed received), delivered in hand or by courier, or five days after being deposited in the United States mails postage prepaid, registered or certified, return receipt requested, to Outpost at the address set forth in the Merger Agreement, or at such other address specified by Outpost in accordance herewith to the holder.

   No delay or omission on the part of MSC in exercising any right hereunder shall operate as a waiver of such right or of any other right of MSC, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. Every maker, endorser and guarantor of this Note or the obligations represented hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of collateral and to the addition or release of any other party or person primarily or secondarily liable.

   In Witness Whereof, the undersigned has executed this Note as an instrument under seal, as of the date first above written.

                                          Cyberian Outpost, Inc.

                                                      /s/ Darryl Peck
                                          By: _________________________________
                                                  Title: President & CEO

                                                                      Appendix E

                               Security Agreement

   This Security Agreement is made this 29th day of May, 2001 (the "Agreement") between Cyberian Outpost, Inc., a Delaware corporation with a principal place of business at the address set forth on the signature page hereof ("Debtor") and Merrimack Services Corporation, a Delaware corporation ("Secured Party").

   1. Security Interest. Debtor, for valuable consideration, receipt of which is acknowledged, hereby grants to Secured Party, a security interest in Debtor's now owned or hereafter acquired: (a) inventory, (b) accounts, contract rights, chattel paper, documents and instruments, (c) general intangibles, including but not limited to trademarks, patent rights, copyrights, goodwill, records, computer programs and rights in premises used in the conduct of Debtor's business, (d) equipment, including but not limited to all vehicles, machinery, tools, furniture and fixtures, (e) goods and other personal property of every kind including tax refunds or interests in and claims under policies of insurance, and (f) all credit card receivables and all Card Charges and Credit Card Payments (each as defined in that certain Credit and Supply Agreement dated as of the date hereof by and between Debtor and Secured Party ("Credit Agreement")), and all products and proceeds of the above (the "Collateral").

   2. Obligations Secured. The security interest granted hereby secures payment and performance of all debts, loans, liabilities and agreements of Debtor to Secured Party or any affiliate of Secured Party of every kind and description, whether now existing or hereafter arising (other than the Excluded Obligations, as defined in Section 3), including without limitation any and all "OBLIGATIONS" (as such term is defined in that certain Credit Agreement); and

   3. Excluded Obligations. The following shall be "Excluded Obligations" hereunder: Obligations of Debtor under the Merger Agreement between PC Connection, Inc. ("PCC") and Debtor of even date herewith ("Merger Agreement") and the Stock Warrant Agreement between PCC and the Debtor of even date herewith (the "Merger Documents").

   4. Debtor's Representations and Warranties. Debtor represents and warrants that:

     4.1. Debtor keeps its inventory at its Wilmington, Ohio location and records concerning accounts, contract rights and other property at the location shown below, which is its chief executive office. Debtor will promptly notify Secured Party in writing of any change in the location of any Collateral or the establishment of any new place of business where any Collateral or records are kept.

     4.2. Debtor is a corporation duly organized, validly existing and in good standing under the laws of Delaware and is duly qualified to do business under the laws of each state where the nature of the business done or property owned requires such qualification. The execution, delivery and performance of this Agreement have been duly authorized.

     4.3. Debtor will at all times keep in a manner satisfactory to the Secured Party accurate and complete records of Debtor's inventory and accounts, will maintain the Collateral in good repair and working order and will keep the Collateral insured, naming the Secured Party as a loss payee.

     4.4. Debtor is the owner of the Collateral free from all encumbrances except for the security interest granted hereby and those listed in
  Schedule 4.10 of the Seller Disclosure Schedules to the Merger Agreement and will defend the Collateral against the claims and demands of all persons and will not pledge, create or suffer to exist any other security interest, lien or encumbrance on the Collateral.

   5. Financing Statements. Debtor hereby agrees to execute, deliver and pay the cost of filing any financing statement, or other notices appropriate under applicable law, in respect of any security interest created pursuant to this Agreement that may at any time be required or that, in the opinion of Secured Party, may at any time be desirable. In the event that any re-recording or refiling thereof (or the filing of any statements of continuation or assignment of any financing statement) is required to protect and preserve such lien or security interest, Debtor shall, at its cost and expense, cause the same to be re-recorded and/or refiled at the time and in the manner requested by Secured Party. Debtor hereby irrevocably designates Secured Party, its agents, representatives and designees as agents and attorneys-in-fact for Debtor to sign and file such financing statements or other notices on behalf of Debtor.

   6. Debtor's Rights Until Default. In the absence of any default in the Obligations and any default hereunder, Debtor shall have the right to possess the Collateral, manage its property and sell its inventory in the ordinary course of business.

   7. Default. Debtor shall be in default under this Agreement upon the happening of any of the following events or conditions, without demand or notice from Secured Party:

     7.1. Failure to observe or perform any of its agreements, warranties or representations in this Agreement or any other agreement with the Secured Party (other than the Merger Documents);

     7.2. Failure to pay when due any obligation, whether by maturity, acceleration or otherwise;

     7.3. Upon the occurrence of any Event of Default under the Credit Agreement; and

     7.4. Dissolution, termination of existence, insolvency, business failure, appointment of a receiver or custodian of any part of Debtor's property, assignment or trust mortgage for the benefit of creditors by Debtor, the recording or existence of any lien for unpaid taxes, or the commencement of any proceeding under any bankruptcy or insolvency laws of any state or of the United States by or against Debtor.

   8. Secured Party's Rights Upon Default. Upon default and at any time thereafter, Secured Party, without presentment, demand, notice, protest or advertisement of any kind, may:

     8.1. Notify account debtors that the Collateral has been assigned to Secured Party and that payments shall be made directly to Secured Party and upon request of Secured Party, Debtor will so notify such account debtors that their accounts must be paid to Secured Party. After notification, Debtor shall immediately upon receipt of all checks, drafts, cash and other remittances deliver the same in kind to the Secured Party. Secured Party shall have full power to collect, compromise, endorse, sell or otherwise deal with the Collateral or proceeds thereof in its own name or in the name of Debtor and Debtor hereby irrevocably appoints the Secured Party its attorney-in- fact for this purpose;

     8.2. Make all Obligations immediately due and payable, without presentment, demand, protest, hearing or notice of any kind and exercise the remedies of a Secured Party afforded by the New Hampshire Uniform Commercial Code and other applicable law or by the terms of any agreement between Debtor and Secured Party;

     8.3. Notify Debtor to assemble the Collateral at a place designated by Secured Party;

     8.4. Take possession of the Collateral and the premises at which any Collateral is located and sell all or part of the Collateral at a public or private sale;

     8.5. Refuse to honor or fulfill any then pending or future Purchase Orders submitted by or on behalf of the Debtor to the Secured Party or any affiliate; and

     8.6. In the case of any sale or disposition of the Collateral, or the realization of funds therefrom, the proceeds thereof shall first be applied to the payment of the expenses of such sale, commissions, reasonable attorneys fees and all charges paid or incurred by Secured Party pertaining to said sale or this Agreement, including any taxes or other charges imposed by law upon the Collateral and/or the owning, holding or transferring thereof; secondly, to pay, satisfy and discharge the Obligations secured hereby; and, thirdly, to pay the surplus, if any, to Debtor, provided that the time of any application of the proceeds shall be at the sole and absolute discretion of Secured Party. To the extent such proceeds do not satisfy the foregoing items, Debtor hereby promises and agrees to pay any deficiency. Except for Collateral that is perishable or is a type customarily sold in a recognized market, Secured Party will give Debtor at least ten days written notice of the time and place of any sale of the Collateral.

   9. Miscellaneous.

   (a) Neither this Agreement nor any part thereof can be changed, waived, or amended except by an instrument in writing signed by Secured Party; and waiver on one occasion shall not operate as a waiver on any occasion.

   (b) Any notice required or permitted hereunder shall be in writing and shall be duly given to any party if hand delivered or if mailed first class postage prepaid to the address set forth below or to such other address as may be specified by notice in writing.

   (c) The Uniform Commercial Code and other laws of the State of New Hampshire shall govern the construction of this Agreement.

   (d) In the event of an inconsistency between the provisions of this Agreement and the provisions of the Credit Agreement, the terms of the Credit Agreement shall govern.

   Executed as an instrument under seal by the duly authorized officers of the parties as of the date first above written.

                                          CYBERIAN OUTPOST, INC.

                                                      /s/ Darryl Peck
                                          By __________________________________
                                            Title: President & CEO
                                            Address: 23 North Main Street
                                                    P.O. Box 636
                                                    Kent, Connecticut 06757

                                          MERRIMACK SERVICES CORPORATION

                                                     /s/ Mark A. Gavin
                                          By __________________________________
                                            Title: SVP of Finance & CFO
                                            Address: Route 101A
                                                    730 Milford Road
                                                    Merrimack, New Hampshire
                                                    03054

ATTEST:

_____________________________________

                                                                      Appendix F

May 29, 2001

The Board of Directors
Cyberian Outpost, Inc.
23 North Main Street
Kent, Connecticut 06757

Members of the Board:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Cyberian Outpost, Inc., a Delaware corporation (the "Company"), of the Exchange Ratio set forth in the proposed Merger Agreement (the "Agreement"), by and between PC Connection, Inc., a Delaware corporation (the "Buyer") and the Company under the circumstances described herein. Pursuant to the Agreement, a wholly owned subsidiary of Buyer will merge (the "Merger") with and into the Company. Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

   Pursuant to the Agreement, each outstanding share of common stock of the Company (the "Company Common Stock") is proposed to be converted into a number of shares of common stock of the Buyer (the "Buyer Common Stock") equal to one share multiplied by the Exchange Ratio determined in accordance with the Merger Agreement. Options of the Company will be converted into an amount of cash based on the Exchange Ratio, the Last Closing Price and the Option Exercise Price. The transaction is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code and to be accounted for as a purchase for financial accounting purposes. The terms and conditions of the Merger and the Exchange Ratio are set forth more fully in the Agreement.

   Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   We are acting as financial advisor to the Company in connection with the Merger, and we will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. We will also receive a fee for providing this opinion. The opinion fee is not contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, Dain Rauscher Wessels may act as a market maker and broker in the publicly traded securities of the Company and receives customary compensation in connection therewith, and also actively trades securities of the Company for its own account and the accounts of its customers, and, accordingly, may hold a long or short position in such securities. Similarly, in the ordinary course of business, Dain Rauscher Wessels may also act as a market maker and broker in the publicly traded securities of the Buyer and receives customary compensation in connection therewith, and also actively trades securities of the Buyer for its own account and the accounts of its customers, and, accordingly, may hold a long or short position in such securities. Dain Rauscher Wessels has also acted as a managing underwriter for the initial public offering of the Company Common Stock and formerly provided research coverage for the Company Common Stock.

   In connection with our review of the Merger, and in arriving at our opinion, we have: (i) reviewed the financial terms of the draft Agreement dated May 29, 2001; (ii) reviewed and analyzed certain publicly available financial and other data with respect to the Company and Buyer, certain historical relevant operating data relating to the Company and Buyer made available to us from published sources, and certain other historical operating data relating to the Company from the internal records of the Company; (iii) conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company and the combined company; (iv) conducted discussions with members of the senior management of the Buyer with respect to the business prospects and financial outlook of the Buyer and

The Board of Directors
Cyberian Outpost, Inc.
May 29, 2001
Page 2
the combined company; (v) conducted discussions with members of senior management of the Company with respect to the value of the Company's assets, if such assets were required to be liquidated; (vi) reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;
(vii) considered the projected pro forma effect of the Merger on Buyer's earnings per share; (viii) received and reviewed the potential alternatives available to the Company to provide short term and long term capital, operating and debt service requirements; and (ix) reviewed the efforts by the Company to explore a number of strategic alternatives with respect to a sale of all or a portion of the Company. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion. Neither the Company nor the Buyer have provided us with sufficient forecasted financial information and, as a result of such failure, we were unable to employ a discounted cash flow analysis. Because of the financial condition of the Company, in arriving at our opinion we have not relied upon a comparison of each company's relative contribution to their pro-forma ownership in the combined company, a review of the financial terms of selected precedent transactions, or a review of the trading metrics of selected comparable companies.

   With respect to the data and discussions relating to the business prospects and financial outlook of the Company and the Buyer, upon advice of the Company and Buyer we have assumed that such data has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and Buyer as to the future financial performance of the Company and the Buyer, and that the Company and the Buyer will perform substantially in accordance with such financial data and estimates. We express no opinion as to such financial data and estimates or the assumptions on which they were based. In addition, we have relied, without independent verification, on the assessments of the management of the Company with respect to (i) the future cash and other resource requirements of the Company and the Buyer and
(ii) the business and financial implications of the Company's failure to engage in the Merger or another similar transaction.

   We further understand, based upon advice of the Company, that (i) the Company's cash flow from operations and its current cash on hand will be insufficient to cover its capital, operating and debt service requirements in the near term, (ii) the Company is unlikely to be able to secure financing on a stand alone basis in time to satisfy its obligations, and (iii) as a result, it is unlikely that the Company will be able to continue as a going concern in the absence of consummation of the transaction and would likely seek protection from creditors under the bankruptcy laws.

   In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Company and the Buyer (including, without limitation, the financial statements and related notes thereto of the Company and the Buyer), and have not assumed responsibility for independently verifying and have not independently verified such information. Additionally, we have assumed and relied upon the accuracy and completeness of the value of the Company's assets and liabilities as presented to us by the management of the Company and its consultants. We have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the respective assets or liabilities of the Company or the Buyer. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Company or the Buyer. Additionally, we have not been asked and did not consider the possible effects of any litigation or other legal claims.

   We have assumed that the Merger will be accounted for by the Buyer as a purchase transaction under generally accepted accounting principles and will qualify as a tax-free reorganization for U.S. federal income tax purposes. In addition, in arriving at our opinion, we have assumed that, in the course of obtaining the

The Board of Directors
Cyberian Outpost, Inc.
May 29, 2001
Page 3
necessary regulatory approvals for the Merger, no restrictions, including any divestiture requirements, will be imposed that would have a material effect on the contemplated benefits of the Merger.

   Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date.

   Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with the transactions contemplated by the Agreement and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. This opinion shall not be otherwise published or used, nor shall any public references to us be made, without our prior written consent, except for publication in any proxy statement related to the Merger.

   Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction in which the Company might engage.

   Our opinion addresses solely the fairness of the Exchange Ratio to the holders of Company Common Stock in the Merger. Our opinion does not in any way address other Merger terms, conditions, or arrangements, including, without limitation, the Company's ability to perform under any financial terms or other terms of any Agreement Documents, the Credit and Supply Agreement, the Warrant Agreement, or any other agreements executed in connection therewith. We are not expressing any opinion herein as to the prices at which Company Common Stock or Buyer Common Stock have traded or may trade following the announcement or consummation of the Merger.

   Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, including the Company's immediate need for capital to pay its current obligations and continue as a going concern and its efforts to raise capital other than by means of the proposed transaction, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock under the circumstances.

                                          Very truly yours,

                                          /s/ DAIN RAUSCHER WESSELS,
                                          a division of Dain Rauscher
                                          Incorporated

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, and other persons serving at the request of the corporation in related capacities, against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is, or is threatened to be made, a party by reason of serving in such position, if such person has acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. In the case of actions brought by or in the right of the corporation, however, if a court has determined that the director, officer, employee or agent was liable with respect to any matter, the corporation may indemnify such person only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

   Article SEVENTH of PC Connection's amended and restated certificate of incorporation provides that, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of PC Connection shall be personally liable to PC Connection or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability.

   Article EIGHTH of PC Connection's amended and restated certificate of incorporation provides that PC Connection shall indemnify each director, officer or agent (including a trustee of PC Connection's employee benefit plan) who was or is a party, or is threatened to be made a party, to any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of PC Connection), by reason of his or her position or any alleged acts or omissions taken in such position, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of PC Connection and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

   Article EIGHTH of PC Connection's amended and restated certificate of incorporation also provides that PC Connection shall indemnify, except to the extent that Delaware General Corporation Law limits such indemnification, each director, officer or agent (including a trustee of PC Connection's employee benefit plan) who was or is a party, or is threatened to be made a party, to any action or suit by or in the right of PC Connection to obtain a judgment in its favor, by reason of such person's position or any alleged acts or omissions taken in such position, against all expenses and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of PC Connection.

Item 21. Exhibits and Financial Statement Schedules.

   (a) The following exhibits are filed herewith or incorporated by reference herein:

 Exhibit
 Number                                 Exhibit Title
 -------                                -------------
  2.1     -- Merger Agreement dated as of May 29, 2001 by and between PC
             Connection, Inc. and Cyberian Outpost, Inc. (attached as Appendix
             A to the proxy statement/prospectus contained in this registration statement).
  2.2     -- Stock Warrant Agreement dated as of May 29, 2001 by and between PC
             Connection, Inc. and Cyberian Outpost, Inc. (attached as Appendix
             B to the proxy statement/ prospectus contained in this
             registration statement).
  2.3     -- Credit and Supply Agreement, dated as of May 29, 2001, by and between Merrimack Services Corporation and Cyberian Outpost, Inc.
             (attached as Appendix D to the proxy statement/prospectus
             contained in this registration statement).
  2.4     -- Security Agreement, dated as of May 29, 2001, by and between
             Merrimack Services Corporation and Cyberian Outpost, Inc.
             (attached as Appendix E to the proxy statement/prospectus in this registration statement).
  3.1     -- PC Connection, Inc.'s Amended and Restated Certificate of
             Incorporation, as amended, as currently in effect.
  3.2     -- PC Connection, Inc.'s Bylaws, as currently in effect (incorporated by reference to Exhibit 3.4 to PC Connection, Inc.'s Registration
             Statement on Form S-1 (File No. 333-41171)).
  4.1     -- Form of Specimen Certificate for PC Connection, Inc.'s Common
             Stock (incorporated by reference to Exhibit 4.1 of PC Connection,
             Inc.'s Registration Statement on Form S-1 (File No. 333-41171)).
  5.1*    -- Opinion of Hale and Dorr LLP regarding the legality of the securities being issued.
  8.1*    -- Opinion of Foley, Hoag & Eliot LLP regarding certain tax matters.
 15.1     -- Letter of Deloitte & Touche LLP with respect to PC Connection,
             Inc.'s unaudited interim financial information.
 23.1     -- Consent of Deloitte & Touche LLP with respect to PC Connection,
             Inc.'s financial statements.
 23.2     -- Consent of KPMG LLP with respect to Cyberian Outpost, Inc.'s consolidated financial statements.
 23.3*    -- Consent of Hale and Dorr LLP (included in Exhibit 5.1).
 23.5*    -- Consent of Foley, Hoag & Eliot LLP (included in Exhibit 8.1).
 24.1     -- Power of Attorney (see page II-4).
 99.1     -- Form of Irrevocable Proxy (attached as Appendix C to the proxy statement/prospectus contained in this registration statement).
 99.2     -- Opinion of Dain Rauscher Wessels (attached as Appendix F to the proxy statement/prospectus contained in this registration
             statement).
 99.3     -- Form of Proxy of Cyberian Outpost, Inc.

--------
* To be filed by amendment.

Item 22. Undertakings.

   The undersigned Registrant hereby undertakes:

1. That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
   Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof;

2. That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

3. That every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
   Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

4. To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request; and

5. To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Merrimack, New Hampshire, on the 18th day of June, 2001.

                                          PC CONNECTION, INC.
                                            ___________________________________
                                           /s/ Patricia Gallup
                                                     Patricia Gallup
                                                Chairman of the Board and
                                                 Chief Executive Officer

                               POWER OF ATTORNEY

   We, the undersigned officers and directors of PC Connection, Inc. hereby severally constitute Patricia Gallup and Wayne L. Wilson, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-4 filed herewith and any and all subsequent amendments to said Registration Statement, and generally to do all such things in our names and behalf in our capacities as officers and directors to enable PC Connection, Inc. to comply with all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

          /s/ Patricia Gallup          Chairman of the Board and     June 18, 2001
______________________________________  Chief Executive Officer
           Patricia Gallup              (principal executive
                                        officer)

          /s/ Wayne L Wilson           President and Chief           June 18, 2001
______________________________________  Operating Officer
           Wayne L. Wilson              (principal executive
                                        officer)

            /s/ Mark Gavin             Chief Financial Officer       June 18, 2001
______________________________________  (principal financial and
              Mark Gavin                accounting officer)

            /s/ David Hall             Vice Chairman of the Board    June 18, 2001
______________________________________
              David Hall


              Signature                          Title                   Date
              ---------                          -----                   ----
        /s/ David Beffa-Negrini        Director                      June 18, 2001
______________________________________
         David Beffa-Negrini

          /s/ Peter J. Baxter          Director                      June 18, 2001
______________________________________
           Peter J. Baxter

           /s/ Joseph Baute            Director                      June 18, 2001
______________________________________
             Joseph Baute

                               INDEX TO EXHIBITS

 Exhibit
 Number                                 Exhibit Title
 -------                                -------------
  2.1     -- Merger Agreement dated as of May 29, 2001 by and between PC
             Connection, Inc. and Cyberian Outpost, Inc. (attached as Appendix
             A to the proxy statement/prospectus contained in this registration statement).
  2.2     -- Stock Warrant Agreement dated as of May 29, 2001 by and between PC
             Connection, Inc. and Cyberian Outpost, Inc. (attached as Appendix
             B to the proxy statement/ prospectus contained in this
             registration statement).
  2.3     -- Credit and Supply Agreement dated as of May 29, 2001, by and between Merrimack Services Corporation and Cyberian Outpost, Inc.
             (attached as Appendix D to the proxy statement/prospectus
             contained in this registration statement).
  2.4     -- Security Agreement, dated as of May 29, 2001, by and between
             Merrimack Services Corporation and Cyberian Outpost, Inc.
             (attached as Appendix E to the proxy statement/prospectus in this registration statement).
  3.1     -- PC Connection, Inc.'s Amended and Restated Certificate of
             Incorporation, as amended, as currently in effect.
  3.2     -- PC Connection, Inc.'s Bylaws, as currently in effect (incorporated by reference to Exhibit 3.4 to PC Connection, Inc.'s Registration
             Statement on Form S-1 (File No. 333-41171)).
  4.1     -- Form of Specimen Certificate for PC Connection, Inc.'s Common
             Stock (incorporated by reference to Exhibit 4.1 of PC Connection,
             Inc.'s Registration Statement on Form S-1 (File No. 333-41171)).
  5.1*    -- Opinion of Hale and Dorr LLP regarding the legality of the securities being issued.
  8.1*    -- Opinion of Foley, Hoag & Eliot LLP regarding certain tax matters.
 15.1     -- Letter of Deloitte & Touche LLP with respect to PC Connection,
             Inc.'s unaudited interim financial information.
 23.1     -- Consent of Deloitte & Touche LLP with respect to PC Connection,
             Inc.'s financial statements.
 23.2     -- Consent of KPMG LLP with respect to Cyberian Outpost, Inc.'s consolidated financial statements.
 23.3*    -- Consent of Hale and Dorr LLP (included in Exhibit 5.1).
 23.5*    -- Consent of Foley, Hoag & Eliot LLP (included in Exhibit 8.1).
 24.1     -- Power of Attorney (see page II-4).
 99.1     -- Form of Irrevocable Proxy (attached as Appendix C to the proxy statement/prospectus contained in this registration statement).
 99.2     -- Opinion of Dain Rauscher Wessels (attached as Appendix F to the proxy statement/prospectus contained in this registration
             statement).
 99.3     -- Form of Proxy of Cyberian Outpost, Inc.

--------

* To be filed by amendment.